03045286

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sao Paulo Alpargatas SA

*CURRENT ADDRESS Rua Urussui, 300 - Itaim Bibi
Sao Paulo - SP

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FILE NO. 82- 3692 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 12/22/03

ATÓRIO ANUAL 2002 ANNUAL REPORT



82-3698

AR/S

12-31-02

03 NOV 17 AM 7:21

ZA ELIARA BRISTOT CECHIN ELIAS ARAUJO DE LIMA ELIAS BORTOLINI BACCIN ELIAS DA SILVA PEREIRA ELIAS DE ARAUJO PINHEIRO ELIAS DE SOUZA ROLIM ELIAS DO NASCIMENTO DIAS ELIAS FELIX DA SILVA ELIAS FERREIRA DE O FILHO ELIAS F
ILVEIRA DIAS ELIELSON CRISTOVAM BARBOSA ELIENE CARVALHO COSTA ELIENE DA SILVA ELIENE FREITAS DE SOUZA ELIENE MEDEIROS DE ARAUJO ELIENE MEDEIROS DE O DINIZ ELIENE SALUSTINO DE S CORDEIRO ELIENE SANTOS SILVA E
ELINALDO NASARE DE ALMEIDA ELINALDO R DA SILVA ELINALDO VIEIRA MACIEL ELINARA MARIA MARCHESINI ELINEIA SCHMELING ELINEIDE RODRIGUES DA SILVA ELIO BASSANI ELIO PEREIRA ALVES ELIO RIZZI ELIO SOARES ELIO TIBOLA ELI
S ELISABETE BORGES MELEK ELISABETE COSTA ARAUJO ELISABETE DESTRI ELISABETE OLEGARIO DA SILVA ELISABETE RIBEIRO MACHADO ELISABETE RODRIGUES DA SILVA ELISABETE RODRIGUES DE LARA ELISABETE SOUZA DO NASCIM
NGELA DA SILVA CONSTATINO ELISANGELA DA SILVA JACINTO ELISANGELA DE SOUZA VARGAS ELISANGELA DO NASCIMENTO LIMA ELISANGELA DOS SANTOS ELISANGELA DOS SANTOS LIMA ELISANGELA DOS SANTOS VIANA ELISANGELA GOMI
LICIO CABRAL ELISIER INACIO DA SILVA ELISIO EUGENIO DE SOUSA ELISSANDRA DA SILVA ELISSANDRO FERREIRA DE PAULO ELISSANDRO G DO NASCIMENTO ELIVANIA PEREIRA SILVA ARAGAO ELIZA MARIA WOLFARTH CHIOSSI ELIZABET A
TON BREZOLIN ELIZABETE ROSANE FORNAZIER ELIZABETE ZUGNO GOLEMBIESKI ELIZABETH BARBOSA ALVES ELIZABETH LIMA MIGUEL ELIZABETH M TAGLIAFERRO ELIZAMAR WESSOLWSKI ELIZANDRA CHAVES XAVIER ELIZANGELA DE SOUSA
E MICAELSA G DOMINGUES ELIZOMAR MATIAS DE LIMA ELMA REMILTA DA SILVA LIMA ELMIM APARECIDO DE SIQUEIRA ELOI ZANCANARO ELOISA HELENA ROSA ELOISA MARIA B SPEROTTO ELOISA REFOSCO ELONILDE FLOR DE LIMA ELSA DALL A
VES DE SOUZA ELVES BATISTA LOPES FERNANDES ELVIRA DE LOURDES MACHADO ELVIRA MARIA POLI ELVIS DANTAS DOS ANJOS ELWIS CLAUDIO RIBEIRO ELYNALDO ALVES XAVIER ELZA DA P RIBEIRO ACETI ELZA MARIA NALIN SANGALI ELZA
IER B DE OLIVEIRA EMANUELA LOPES PROENCIO EMERSON BARROS COSTA EMERSON DA SILVA ALVES EMERSON DA SILVA PAZ EMERSON DE OLIVEIRA LIMA EMERSON DE PAULA SILVA EMERSON DOS REIS DIAS EMERSON DOS SANTOS BARI
LIVEIRA EMMANUEL FREIRES MARTINS EMMANUEL MACHADO E SILVA ENALVA MARIA NUNES DA SILVA ENEAS CLAUDINO RAMOS NETO ENEDI BUZATTO SIBEM ENEIAS FABIO DE SOUZA BASTOS ENEIAS FARIAS DOS SANTOS ENELITA PICETTI RI
DOCACIR CRESCENCIO EPITACIO PESSOA DE FARIAS ERALDO ALVES DA SILVA ERALDO FELIX DA SILVA ERALDO HELENO DE LIMA ERALDO SOBREIRA DA S JUNIOR ERASMO ARAUJO BEZERRA ERCI APARECIDA MARTINS FIALHO ERCI MARTINHO
RES ERICA RODRIGUES DO NASCIMENTO ERICARLOS ALVES ERICO COSTA DA SILVEIRA JUNIOR ERICO JOSE NUNES DA SILVA ERIDAN DOS SANTOS LUCENA ERIK SERAPIAO ALVES ERIKA DAYSE NEPOMUCENO AGUIAR ERIKA DE ALMEIDA SILVA I
DO DE JESUS OLIVEIRA ERINALDO EMILIANO DA SILVA ERINALDO FRANCISCO DA SILVA ERINALDO GOMES DOS SANTOS ERINALDO GOMES PEREIRA ERINALDO GOUVEIA DA ROCHA ERINALDO LIMA DA SILVA ERINALDO LOPES MACEDO ERINALDO
BARROS DA SILVA ERIVALDO BEZERRA PEREIRA ERIVALDO DA SILVA PEREIRA ERIVALDO DANIEL PEREIRA ERIVALDO FERREIRA MARINHO ERIVALDO FILGUEIRA DE PAIVA ERIVALDO RAMOS DA SILVA ERIVALDO RIBEIRO DOS SANTOS ERIVALDO
IVANDO PEREIRA VIEIRA ERIVANIA CARLA ROCHA DA SILVA ERIVANIA RODRIGUES DA SILVA ERIVANIA VIRGILIO DOS SANTOS ERIVELTON BEZERRA DA ROCHA ERLANDES DE SOUZA BARBOSA ERNANDES BARBOSA DE LIMA ERNANE FAUSTO MAF
J PEREIRA ESEQUIEL RODRIGUES ESLY CESAR MARINHO DA SILVA ESMERALDINO DA SILVA FERREIRA ESTELA BORGHI DE LIMA ESTENIO DA FONSECA SANTANA ESTER AZEVEDO DOS SANTOS ESTER LUIZA JUGNO ESTER OLIVEIRA SILVA ESTI
E SOUZA EUGENIA DUARTE EREIRA EUGENIO ROQUE SIANO EULALIA PATRICIA DAMASCENO SOU EULIDES CIELLO TAPARELLO EULINA DOS SANTOS EUNALIANO SOARES DA COSTA EUNICE LUCIA DE S SANTOS EUNICE MINERVINA DA COSTA EU
A EVA LUCI RODRIGUES DA SILVA EVA WONS EVALDO ANDRADE EVALDO CARLOS DA SILVA EVALDO DIAS EVALDO MEDEIROS EVALDO PAIVA FIGUEIREDO EVALDO ROBERTO GOMES DA SILVA EVALDO RODRIGUES DE SOUZA EVALDO SEVERIAN
EVANDRO DOS SANTOS GONCALVES EVANDRO DOS SANTOS ROCHA EVANDRO ELIAS RIBEIRO EVANDRO ERNESTO MARINHO EVANDRO FARIAS DA SILVA EVANDRO FARIAS DA SILVA EVANDRO GOMES DO NASCIMENTO EVANDRO GOMES FERF
EVANIR ALVES EVANIR L ZUCOLINI TRECO EVANIZIO CADETE LEVINO EVANS PEREIRA GOMES EVELISE BARBOSA DA SILVA EVELISE MIRIAN DOS SANTOS EVENILSON COELHO DE OLIVEIRA EVERALDA MARCIA N SANTANA EVERALDO EUSTAQU
MARIANO EVERTON GOMES DA SILVA EVERTON GUIMARAES DE MARIA EVERTON HONORIO DOS SANTOS EVERTON LUIZ BORGES EVERTON LUIZ CASTRO DA SILVA EVERTON LUIZ PERTILE EVERTON MENDES MACHADO EVERTON RODRIGO S E
SOSA DA CUNHA EZEQUIEL DOS SANTOS NETO EZEQUIEL JOSE DA CRUZ NALIN EZEQUIEL NOLIO EZEQUIEL SOARES DA SILVA EZIR ANTONIO TAGLIAN FABIANA ALVES DOS SANTOS FABIANA BORGES B DA SILVA FABIANA CLEMENTINO DUARTE FAE
IA GONCALVES DA ROCHA FABIANA JUSTI ALBERGARDE FABIANA LIGIA S DO NASCIMENTO FABIANA MARQUES DE PONTES FABIANA MARTINS FABIANA NASCIMENTO DA COSTA FABIANA PEREIRA DE ARAUJO FABIANA RUFINO PEREIRA FABIANA
IO DA SILVA SOBREIRO FABIANO DE SOUZA MIRANDA FABIANO DECONTO FABIANO DOS SANTOS SILVA FABIANO FRANCELINO BENTO FABIANO HENRIQUES NASCIMENTO FABIANO INACIO MENDES FABIANO JORDAO DA SILVA FABIANO LIMA TAV
JO FABIANO SILVA QUEIROZ FABIANO SOARES SILVA FABIANO TEIXEIRA M DE ARAUJO FABIANO TELES DA SILVA FABIANO VILLARINHOS CASTRO FABIO ADRIANO A DA SILVA FABIO ADRIANO NOGUEIRA FABIO ALVES PEREIRA FABIO AMORIN DE S
OS FABIO ELIAS DO NASCIMENTO FABIO FERREIRA DA SILVA FABIO FRANCISCO COSTA CRISTIAN FABIO FREIRE DA SILVA FABIO GLEDSON TARRADT DE SOUZA FABIO GOMES DA SILVA FABIO HENRIQUE DA COSTA FABIO HENRIQUE DA SILVEIRA F
RCELO OURIQUES FABIO MATIELLO FABIO MAURICIO FERREIRA FABIO MUTARELLI FABIO OLIVEIRA DA COSTA FABIO PEREIRA CAVALCANTE FABIO PIRES CARDOZO FABIO RAMOS DO CARMO FABIO RENAN CABRAL GOMES FABIO RIBEIRO DE CAS
DA S FERREIRA FABRICIO ALVES SAMPAIO FABRICIO DANTAS DA NOBREGA FABRICIO DE SOUSA BARBOSA FABRICIO DOS SANTOS FABRICIO GOMES RODRIGUES FABRICIO MEDEIROS FARIAS FABRICIO PEREIRA SILVA FABRICIO SANTOS DE OLIV
FATIMA RODRIGUES MORAES FATIMA SALVALAGGIO DEL PASSO FATIMA TEREZINHA R DAL PONTE FAUSTINO JOSE NETO FELIPE BRAZ DE SOUZA FELIPE DE OLIVEIRA FELIPE FERREIRA FELIPE JOSE VIEIRA FELIPE MARQUES STANEV FELIPE MEL
ARIA NUSS FERNANDA MARQUES DE MELO FERNANDA PEREIRA DAS NEVES FERNANDA SALVADOR ZANELLATTO FERNANDA SOARES DE MELO FERNANDA SOARES JAUER FERNANDO ALBINO DOS SANTOS FERNANDO CANDIDO FERNANDO CAR
IACIO DE PAULA FERNANDO JOSE FONSECA DA COSTA FERNANDO JOSE TEDESCHI FERNANDO LIMA TAVARES FERNANDO MADSON A L JUNIOR FERNANDO MARQUES TORRES FERNANDO MENDES DA CRUZ FERNANDO MOREIRA PONTES FERNA
NDO ZANCANARO FIDELIS DOS SANTOS SILVA FIDELIS SILVA FILGUEIRAS GABRIEL ALVES FILOMENA AP M L HEYDER FILONILA DE SOUSA NETA FIORENZO GIUSEPPE MENEGHIN FIRMINO CAROBIN FLAVIA BARBOSA LEITE FLAVIA COELHO DA SILVA GOMES FL
VIO AMORIM DE SOUSA FLAVIO ANDRE T BARBOSA FLAVIO ANTONIO DA SILVA FLAVIO ANTONIO MORAES FLAVIO BARBOSA DA SILVA FLAVIO CESAR ARAUJO FLAVIO CLEMENTE DA SILVA FLAVIO CLEMENTINO DA SILVA FLAVIO DE JESUS SOARES FL
VIO JORGE DA SILVA FLAVIO JOSE DE OLIVEIRA FLAVIO JOSE OLYMPIO DA SILVA FLAVIO JUNIOR ARAUJO MIRANDA FLAVIO JUNIOR DE LIMA FLAVIO LOPES FLAVIO LUCIO SILVA SANTOS FLAVIO MARTINS PIMENTEL FLAVIO MENDES OLIVEIRA FL
MARTA DOS S PEREIRA FLORISVALDO B DE MELO FILHO FLORIVALDO ALVES DOS SANTOS FRANCELINA FELIX DIONISIO FRANCICLEIDE DA S DE OLIVEIRA FRANCICLEIDE LIMA DO NASCTO FRANCIEDGLEY OLIVEIRA DE SOUSA FRANCIELDO MILITA
SOUSA LAURINDO FRANCINALDA SOARES DE OLIVEIRA FRANCINALDO DE ARAUJO FRANCINALDO DOS SANTOS SILVA FRANCINALDO FERNANDES SILVA FRANCINALDO LAURINDO PEREIRA FRANCINALDO PEDRO DOS SANTOS FRANCINALDO VI
IA L DA MATA FRANCISCA ARAUJO DE LIMA FRANCISCA BARBALHO DA COSTA FRANCISCA CANINDE COSTA FRANCISCA CLAUDIA L CAVALCANTE FRANCISCA COSMO DE O LUNA FRANCISCA DA GUIA L DA SILVA FRANCISCA DA SILVA FRANCISCA
ICISCA GOMES DA SILVA FRANCISCA GOMES DE LIMA SANTOS FRANCISCA IRIS T DA SILVA FRANCISCA IVONEIDE S PEREIRA FRANCISCA JARDENIA F DE MOURA FRANCISCA JEANE DA SILVA FRANCISCA LEDIONE SINEZIO FRANCISCA LINO BARE
IAM DO N SOUZA FRANCISCA NETA DE M OLIVEIRA FRANCISCA OZEMAR DIAS FRANCISCA PEDRO DE MOURA FRANCISCA PINHEIRO DA SILVA FRANCISCA RIBEIRO GOMES FRANCISCA SIMONE DOS SANTOS FRANCISCA SUELY A DA SILVA FRANC
O ANISIO DA SILVA FRANCISCO ANTONIO DE LIMA FRANCISCO ANTONIO P DA SILVA FRANCISCO ASSIS FREIRE ANDR JR FRANCISCO ASSIS FREIRE DE MELO FRANCISCO ASSIS SANTOS FRANCISCO AUDIZIO FERREIRA FRANCISCO BAREL JU
DE SOUZA FRANCISCO CANINDE FERNANDES FRANCISCO CANINDE FERREIRA FRANCISCO CARLOS D DE PAIVA FRANCISCO CAVALCANTE NETO FRANCISCO CIPRIANO FRANCISCO CLAUDIO C PEREIRA FRANCISCO CLAUDIO M DE LIMA FRANC
S PAULINO FRANCISCO DE A F DA SILVA FRANCISCO DE A G DA SILVA FRANCISCO DE A G DOS SANTOS FRANCISCO DE A JORGE DA SILVA FRANCISCO DE A MIGUEL DE SOUZA FRANCISCO DE A S DA C JUNIOR FRANCISCO DE ASSIS A MOURA FRANC
OS FRANCISCO DE ASSIS DOS SANTOS FRANCISCO DE ASSIS F DA SILVA FRANCISCO DE ASSIS F DA SILVA FRANCISCO DE ASSIS FERREIRA FRANCISCO DE ASSIS G CORREIA FRANCISCO DE ASSIS GARCIA FRANCISCO DE ASSIS M DA SILVA FRANC
O DE ASSIS SILVA FRANCISCO DE ASSIS SILVA FRANCISCO DE ASSIS SILVA FRANCISCO DE OLIVEIRA JUNIOR FRANCISCO DE PAULA VITO FRANCISCO DE SOUZA COSTA FRANCISCO DO NASCIMENTO SILVA FRANCISCO EDILSON FERREIRA FRANC
UZA FRANCISCO GOMES BARBOSA FRANCISCO GOMES DE MEDEIRO NET FRANCISCO JOSE DE O SILVA FRANCISCO JOSE LUCIANO ALVES FRANCISCO JOSE MARINHO FRANCISCO JOSE PEREIRA JUNIOR FRANCISCO JUCILDO P DE BRITO FRANC
CISCO MOACIR TRINDADE FRANCISCO MOISES DA S FILHO FRANCISCO MOREIRA DA SILVA FRANCISCO MORENO DOS SANTOS FRANCISCO NEILSON SILVESTRE FRANCISCO NIVALDO DE FARIAS FRANCISCO OCIMAR BEZERRA FRANCISCO ODILO
OLIM DE MACEDO FRANCISCO S MORALES CESPEDE FRANCISCO SALES DE VASCONCELOS FRANCISCO SOLANO MACIEL JUNIOR FRANCISCO TARGINO VIANA FRANCISCO WAGSON COSTA FRANCISCO WELLINGTON M DA LUZ FRANCISTONE TC
NKLIN VIEIRA MENDES FRANQUILIM LIMA DE CERQUEIRA FRANSCISCO J T DE ALBUQUERQUE FRATERNO BEZERRA MENEZES NETO FRED COMPOS SANTOS FREDERICO ALBINO FAYH FREDERICO BRUNO PEREIRA DANTAS GABRIEL DAVOLI GAB
IMA GEANE ALVES DOS SANTOS GEANE BATISTA DA SILVA GEANE BERNARDO DE LI NASCIMENT GEANE DA SILVA SOUZA GEANE GELARMINO ALVES GEANE LELIS FAUSTINO GEANE PONTES DE SOUZA GEANEIDE BERNARDO DE LIMA GECINETE A
A GEIZA KARLA DE FARIAS GELCI DE OLIVEIRA ZAMIN GELI DE FATIMA MATANA GELSA MARIA LAZZARI BISSANI GELSA TESSARI BENEDETTI GELSI CARMEN CAGLIONI GELSON BURATO GELSON COSTA DOS SANTOS GEMA GRESELLE GOTARDO G
CARMEN COSER GENI FOCHEZATTO SANTOS GENI GARCIA GENI GONZAGA DE SOUZA GENI IRACEMA BIAZIN REMOR GENI KAZMIERKI GENI LUCIA UCZAI GENI TESSARO GENIALDO MEDEIROS DA SILVA GENILDA ANCELMO P DA CRUZ GENILDA SC
DA SILVA GENIVAL MIGUEL CIRINO GENIVAL RODRIGUES DOS SANTOS GENIVAL WELLINGTON C QUIRINO GENIVALDO GENUINO DE LIMA GENIVALDO JANUARIO ALVES GENOR BATAGLION GENOVEVA NAIR B MAZZAROLO GENTIL BURATO GENTIL
A GEORGE LOPES DA SILVA GEORGE PEREIRA BEZERRA GEORGIA MARCINELL A DA FONSECA GEOVA GOMES DE MORAIS GEOVAN MARINHO SILVA GEOVANI CARLOS ALCEBIADES GEOVANIA DOMINGOS BARBOSA GEOVANIO MEDEIROS DE BAR
ALDA SANTOS DIAS GERALDINO ALVES DA CUNHA GERALDO ADELINO DA SILVA GERALDO ALVES COLACO GERALDO ANGELO DOS S JUNIOR GERALDO ARAUJO DE SOUSA GERALDO CARLOS FRIAS GERALDO DE ALBUQUERQUE LEITE GERALD
ALDO VICENTE FERREIRA GERARDO DE ASSIS RODRIGUES GERCIANO GOMES DA SILVA GERCILENE DA SILVA PONTES GERCINO BRAGA DA SILVA GERISDEAN ALVES DA COSTA GERJALDO LIMA DE MARIA GERLANDIA JUVINO DE SOUZA GERLAND
RMANO DE OLIVEIRA BARBOSA GERMANO GONCALVES RIBEIRO GERMANO SILVA GERSON AMERICO M R SANTOS GERSON CARNEIRO DA SILVA GERSON DAVI DA SILVA GERSON DE LUCENA BARBOSA GERSON DIRLEI MACHADO GARCIA GER
A MACHADO GERUZA DE O MARQUES GERUZA MARIA DE LIMA FELIX GESSE MARINHO ARAUJO JUNIOR GETULIO ERNESTO DA SILVA REGO GEUZA SABINO DA SILVA GIAMPAULO GERACI GICELMA MARCULINO DE OLIVEIRA GILBERLANIO DOS SAN
JSA GILBERTO GRANDO GILBERTO GUEDES CORREIA GILBERTO JOAO CORADIN GILBERTO JOSE DA SILVA VENANCI GILBERTO LOPES PEREIRA GILBERTO LUIZ DE SALES GILBERTO PEREIRA DA SILVA GILBERTO SILVA JUNIOR GILBERTO VICE
ECIDA DE M XAVIER GILDETE GALDINO DANTAS GILDO BENTO TOMAZ GILDO FERNANDO GOMES DE FARIAS GILDO PEREIRA DA SILVA GILDO RODRIGUES GOMES GILFREDO BEZERRA CABRAL GILIARD ARAUJO SANTOS GILIARDE PINHEIRO BOR
DA SILVA GILMAR CAMPANHARO GILMAR CANDIDO AVELINO GILMAR CORREIA SILVA GILMAR DA SILVA TAVARES GILMAR DA SILVEIRA DE SOUSA GILMAR DE ALMEIDA NEVES GILMAR DE SOUZA COSTA GILMAR FRANCISCO DE SOUZA GILMAR PER
QUES CLECIO DA S MENDOCA GILNEI RODRIGUES GILSON ALVES DOS SANTOS GILSON COSTA MONTEIRO GILSON DA SILVA GILSON DE SOUSA CORREIA GILSON DOMINGOS DA SILVA GILSON FERREIRA DE SOUZA GILSON FREIRE DE ARRUDA GIL
LVAN DE MELO GILVAN DE SENA GILVAN DELFINO DA COSTA GILVAN DIAS DA SILVA GILVAN DO NASCIMENTO GILVAN JORGE DA SILVA GILVAN LOPES DE SOUSA GILVAN MARTINS DE MENDONCA GILVAN RODRIGUES DA COSTA GILVANA SUELENE E
WALESKA C FIGUEREDO GILVANICE DO N MIRANDA GILVANILDO RODRIGUES DA SILVA GILVANIRA MARTINS DA SILVA GILZA DE JESUS SILVA GILZIMAR PEREIRA BARBOSA GINA HELENA DE OLIVEIRA SILVA GINALDA APARECIDA FERRAZ GINALDO TO
ENTO GIRLENE MORAIS DA SILVA GIRLENE SANTOS DA SILVA GIRLENE TRUCULO GISELDA ANUNCIADA DA CONCEICAO GISELE CHIARADIA GISLAIDE SILVA DE OLIVEIRA GISLAINE DA SILVA GONCALVES GISLAINE DE OLIVEIRA GOMES GIULIANO CC
LDO DE LIMA GIVANILDO DOS S FRANCISCO GIVANILDO FRANCISCO DOS SANTOS GIVANILDO GERALDO DA SILVA GIVANILDO MARQUES DA CUNHA GIVANILDO PEREIRA DE SOUZA GIVANILSON PIRES GIVONALDO GADELHA SOARES GIZELDA LOPE
UCIANO RODRIGUES GOMES GLAUCIO ANTONIO MENDONCA GLAUCIO ROBERTO DA SILVA GLAUCO DA SILVA OLIVEIRA GLEBERSON GLEY R DA SILVA GLEDSON SILVA DE CASTRO GLEI DE FATIMA BONFIMGLEISON JULIANO PEREIRA DANTAS GLEI
LEGRINI GRACIEMA ALVES DA ROSA GRACIETE DE ARAUJO RODRIGUES GRACIMAR MATIAS DA SILVA GRACIOSA PICETTI MENIN GRAZIELA BALOTIN GREGORIO C L L ROSA LIMA GRIMARIA ALVES CABRAL GUILHERME DE ABREU BLUM GUILHERM
RES HAROLD WINNUBST HAROLDO MOTTA DE ALMEIDA HARONDINA G DE OLIVEIRA HAVELANGE RAVISON HAVESON LUCENA DA SILVA HAYLDON PEREIRA BARROS HEBER DA SILVA BARBOSA HELCIAS COCINO DA COSTA JUNIOR HELDER ALVE
IOREIRA XAVIER HELIA MARIA SOARES S DE SOUZA HELIANE CORDEIRO PENA HELIO ALVES DE SOUSA HELIO BEZERRA HELIO CANDIDO DE SOUZA HELIO CELESTINO DE L SOBRINHO HELIO DA SILVA JUSTINO HELIO DIETTRICH HELIO FIRMINO DA S
BARBOSA HENRIQUE GUSTAVO C O TORRES HENRIQUE JONAS MEINL HENRIQUE ROMUALDO DA SILVA HENRIQUE SOARES DA S NETO HERALDINA M DOS SANTOS HERBERT DA SILVA VALE HERBERT DE LIMA SOARES HERCULANO ALVES HERCU
DA FONSECA HILDA TERESINHA C TIBOLA HILDEBRANDO M DE OLIVEIRA JR HILDEMBERG NELO DE OLIVEIRA HILDO CALGARO HILMA DE SOUZA BANCHERE HILTON CARNEIRO DA COSTA HILTON FERNANDO DA COSTA HILZA VERONICA DA S
IA MOTA FERREIRA HUDSON CRISTIANO S DE MEDEIROS HUDSON VAZ BARBEDO HUGO DE OLIVEIRA HUGO OLIVEITA DE SOUZA HUMBERTO CAZE BEZERRA HUMBERTO MOREIRA DE ALMEIDA HUMBERTO PAULINO DA SILVA IARA AP CUNHA OLIVE
RTOLI IDEVANIA DA SILVA GODOY RIZZI IDIANA GABANA IDILBERTO SABADINI LAZARI IDILIA BISATO POLETTO IDILIO BORTOLI IDILIO TAPARELO IDIONETE R FERREIRA MELO IEDA DOS SANTOS BECKER IEDA MARIA BALDIN TREVISO IELDA TAVARES
IIN ILDA F A SILVA STROZZI ILDA FRASSON ILDA MENDES MACHADO ILDETE FESTA CRESTANI ILDEU SILVA ILDO HOFFMAN MACHADO ILDO LIMA DA SILVA ILIANA CONTE GABRIEL ILIANE CATARINA C SPAZZIN ILIANE TAIAROL ILIZANDRA PUERARI I
INACIO DIAS DA SILVA INACIO FARIAS SILVA INACIO MARQUES DA SILVA INACIO PEDRO DO NASCIMENTO INAJARA GHELLERE INALDETE DE OLIVEIRA SANTOS INASTACIO PEDRO LUCHINI INDELCI DALCIN FOCHESATTO INEIDE FOGALI CAMPANH
ERATTO INES SANTOS DA SILVA INES TELES MARTINS DOS SANTOS INES TEREZINHA TEM PASS INES TREVIZAN INGRIDY DINIZ FELINTO IOLANDA DA CONCEICAO SILVA IOLANDA GUIMARAES DE ARAUJO IOLANDA NOGUEIRA DA SILVA IOMA
ACI DE LARA PICININI IRACI GANDENCIO DE OLIVEIRA IRACI RODRIGUES DA SILVA IRACY DALTIERO FOCHESATTO IRAN SILVA RIBEIRO SOBRINHO IRANCLEIDE DA SILVA VI BORGES IRANDI CANDIDO DE OLIVEIRA IRANETE VENANCIO DA ROCHA IR
ANI SGANZERLA IREMA BARATO IREMA CREMONINI ANZOLIN IREMAR DA SILVA FERNANDES IRENA CARDOSO IRENALDO DE ANDRADE SILVA IRENALDO TARGINO DA SILVA IRENE ANDRE DO NASCIMENTO IRENE DAL BELLO FRANCESCHETTO IRI
IRIBERTO LIMA IRIDIANA RAMOS DE A OLIVEIRA IRIS DE FATIMA ALVES DE MOURA IRIS MARIA AVILA DOS A SOUZA IRIS MARIA DA SILVA SOUZA IRISMAR MIRANDA DE ABREU IRISTAN FRAGOSO DA SILVA IRLAINES SALETE PUTTI DETONI IRLAND MACHA
DA SILVA ISABEL CRISTINA DA SILVA ISABEL CRISTINA LINO ISABEL CRISTINA M DA SILVA ISABEL CRISTINA ROSA TELLES ISABEL FRANZOSI DETOGNI ISABEL GRATIERI BOARETTO ISABEL JACINTA MARAN MINOZZO ISABEL JOVENTINO DA SILVA ISA
AS DE SOUZA SILVA ISAIAS DOS SANTOS OLIVEIRA ISAIAS FERREIRA DA COSTA ISAIAS MARCELINO DA SILVA ISAIAS RESENDE TEIXEIRA ISAIAS VITORINO DE FARIAS ISAQUE VIEIRA DA SILVA ISAURA LUNARDI SARTOR ISAURA MARIA KOZAK ISIS I
ES ISRAEL ESPINDOLA SARMENTO ISRAEL JOSE DA SILVA ISRAEL LIMA DA SILVA ISRAEL PINTO DA SILVA ISRAEL TOBIAS ITALO DE SOUZA LUCENA ITALO MARCONE SANTOS VIRGINIO ITALVINA SARTOR ITAMAR ALVES DE O JUNIOR ITAMAR MARIA D
AROTTO IVAN ANTONIO IVAN CAETANO FERREIRA IVAN CARLOS DE MORAIS IVAN CARLOS DIAS IVAN DE MELO ANDRADE IVAN DIAS DOS SANTOS IVAN DIMITRI DOS SANTOS FELIX IVAN ESTEVAM COSTA IVAN FELIX DA SILVA IVAN FERREIRA DE BARI
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ANI MARIA PERTILE IVANI TAFFAREL IVANI TONATO DOS SANTOS IVANIA E SILVA MONTEIRO IVANIA FELIX DE SENA IVANIA FILOMENA LORENZETTI IVANIA FRIZON ZECHIN IVANIA LOPES DA SILVA IVANIA LUIZA DEMOZZI OMIZZOLLO IVANIA MARINI D
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FERSON SANTOS SILVA JEFFERSON SILVA LIMA JEFFSON SOARES DA SILVA JEILTON SILVA SANTOS JENECI ANTUNES DA SILVA JENEIDE DAS GRACAS DA SILVA JENER CARLOS SANTOS DA SILVA JEOSAFA SILVA MARQUES JEOVA DA SILVA LEM
ESUEL DA SILVA JESUS LUIS PEREIRA JHONAS MENDES PAES JHONATHAN ESTEFANY M DA SILVA JHONNY CARLOS RIFFEL JIMMY VITORINO DINIZ JOAB AMARAL DA SILVA JOAB BARBOSA FERREIRA JOAB MARTINS JOAB MOREIRA SANTOS JC
S JOANA DARC DE BRITO JOANA DARC DE LIRA JOANA DARC F DE OLIVEIRA SILVA JOANA DARC G CAVALCANTI JOANA DARC HERMINIO ALVES JOANA DARQUE MENDES PIRES JOANA ELIZA M SOUZA QUEIROZ JOANA MARIA PAULINO GOMES J
ALVES DE SOUZA JUNIOR JOAO ALVINO DA SILVA JOAO ALVINO DE BARROS JOAO ANDRADE DE MOURA JOAO ANGELONI MICHELINI JOAO ARAUJO DE SOUSA JOAO ARILDO FERREIRA JOAO AUGUSTO BATISTA JOAO BARBOSA DE SOUZA JO
E F DOMINGOS JOAO BATISTA DE LIMA JOAO BATISTA DE LIMA JOAO BATISTA DE LIMA ALVES JOAO BATISTA DE SOUSA JOAO BATISTA F DA SILVA JOAO BATISTA FERREIRA JOAO BATISTA FERREIRA JOAO BATISTA GALDIN
NASCIMEN JOAO BATISTA RODRIGUES JOAO BATISTA RODRIGUES JOAO BATISTA ROSENHAIM JOAO BATISTA SAN DO NASCIMENTO JOAO BATISTA VARELA JOAO BEZERRA MONTEIRO JOAO BOSCO SALES JOAO CALIXTO CARLOS DE LIMA JOA
OS SOARES BOEIRA JOAO CAVALCANTI DA SILVA JOAO CELESTINO BATISTA NETO JOAO CICERO LUCAS DA SILVA JOAO CLARET VIEIRA JOAO DA SILVA RODRIGUES JOAO DA SILVA SALATIEL JOAO DE CASTRO BRITO JOAO DOMINGOS DA SILVA
JOAO FELIX DE SOUZA JOAO FERNANDES DOS SANTOS JOAO FERNANDES P DE LIMA JOAO FERREIRA JOAO FERREIRA BARBOSA JOAO FERREIRA DA COSTA JOAO FERREIRA DA SILVA JOAO FIDELIS DE SOUZA JOAO FLORENCIO DA SILVA JOAO F
ECIO DE O JUNIOR JOAO HENRIQUE GELIEHEWIZ JOAO HERMINIO DA SILVA JOAO INACIO MARTINS TRINDADE JOAO IVANIR GRANDO JOAO JOSE DA SILVA JOAO JOSE DE FREITAS JOAO JOSE DO AMARAL JUNIOR JOAO JOSE DOS SANTOS JO
SAPACOSTA CAVA JOAO MARCIO DA SILVA VENANCIO JOAO MARCOS DE SOUZA JOAO MARCOS LIMA DA COSTA JOAO MARIA DA SILVA JOAO MARIA DA SILVA JOAO MARIA DA SILVA MORAES JOAO MARIA DE LIMA SILVA JO
MARIA MOTA DA SILVA JOAO MARIA PAULINO TEIXEIRA JOAO MARIA SANTA ROSA DANTAS JOAO MARIA SILVA DE LIMA JOAO MARTINS DE MOURA JOAO MOURA DA SILVA JOAO NELSON V M FILHO JOAO ORLANDO DE MORAES JOAO PAULINO D
AO PAULO DE SOUZA ROLIM JOAO PAULO MARTINS BATISTA JOAO PAULO MASCENA DE OLIVEIRA JOAO PAULO MOUZINHO PESSOA JOAO PAULO PEREIRA DA SILVA JOAO PAULO SILVA FERREIRA JOAO PEDRO FILHO JOAO PEDRO PERE
IA SILVA FILHO JOAO VALENTIM BARBOSA JOAO VALENTIM DE SOUZA JOAO VICTOR DO NASCIMENTO JOAQUIM DA SILVA PEREIRA JOAQUIM JOSE ALVES COSTA JOAQUIM JOSE DA COSTA JOAQUIM ORLANDO NADALINI JOAQUIM QUARESMA DE
JOCELI CARDOSO CASTANHO JOCELI DA SILVA DE SOUZA JOCELI DE ALMEIDA RODRIGUES JOCELI DE FATIMA P TEDESCO JOCELI FERREIRA DA SILVA JOCELI MAIER DA LUZ JOCELI MARIA PAZA VICCARI JOCELINO NASCIMENTO MENDES JOCI
VIZIOLI DA SILVA JOCENI DA SILVA M DESTRI JOCIELI MACHADO JOCIELIO GONCALVES DOS SANTOS JOCIMAR CARNEIRO DA SILVA JOCYVANIA GOMES DO NASCIMENTO JODEMIR CORTEZ DE SOUSA JODSON FLAVIO DOS SANTOS JOEDILSON
EREIRA JOEL GOMES GONZAGA JOEL GONZAGA DE BARROS JOEL MARQUES ARAGAO JOEL MAZZAROLLO JOEL MEIRA COELHO JOEL PEREIRA GOULART JOELANE MARIA FERREIRA HERCULA JOELCI MOI PRIAMO JOELLINGTON CABRAL DA
S DOS SANTOS JOELMA FERREIRA DE JESUS JOELMA JOSE DE SOUZA JOELMA KRAEMER JOELMA LUIZ DA SILVA JOELMA MARCHIORO JOELMA MARIA DA SILVA JOELMA MARIA DE ANDRADE JOELMA MICHELLE DOS SANTOS JOELMA PULTIN
QUIRINO DOS SANTOS JOELSON RODRIGUES ALVES JOELTON JOSE COUTINHO JOHN FERNANDES SIQUEIRA JOHNATAN FASSBINDER JOHNNY PEREIRA DIAS JOICE CINELLI JOICE PERETO JOICIANE MARIA DA SILVA JOILSON GOUVEIA DE ARA
A DE BARROS JONAS REZENDE JONAS SILVA ALVES JONAS VENANCIO DA SILVA JONATAS MUNIZ DA SILVA JONATHA WAGNER DUARTE LIMA JONECI RIBEIRO DE RAMOS JONELIA CATIVO AMARAL JONH HERBERT N CORREIA JONIEDSON VERAS D
SE BATISTA DA SILVA JORGE DAMO JORGE DE FARIAS JORGE DE JESUS SOARES JORGE EDUARDO PESSOA DE MELO JORGE FERREIRA DA COSTA JORGE FLAVIO DA SILVA JORGE GAVIAO TEIXEIRA JORGE HASPANI FILHO JORGE HENRIQUE D
JORGE UBIRATAN F DA SILVA JORGE VIRGINIO PEQUENO JORGE WILSON DA SILVA JOSAFA CABRAL DE LIMA JOSAFA OLIVEIRA SILVA JOSE GERALDO VELOSO JOSE ABDIAS SEVERINO JOSE ADAILTON CARDOSO DA SILVA JOSE ADEILTON GO
TO JOSE ADRIANO GOMES JOSE ADRIANO GOMES JOSE AILSON DE SOUSA JOSE AILTON DA SILVA JOSE AILTON DOS SANTOS JOSE AILTON GOMES TAVARES JOSE AILTON LOPES DA SILVA JOSE AILTON OLIVEIRA DO O JOSE AIRTON MARQUE
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ONIO DE MEDEIROS JOSE ANTONIO DE SOUSA JOSE ANTONIO DE SOUZA JOSE ANTONIO DINIZ JOSE ANTONIO DO PRADO OLIVEIRA JOSE ANTONIO DOS SANTOS JOSE ANTONIO DOS SANTOS ALVES JOSE ANTONIO PEREIRA DA SILVA JOSE ANT
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MA JOSE BRITO GUIMARAES JOSE C PEREIRA DE OLIVEIRA JOSE CAETANO ALVES JOSE CALISTO DA SILVA FILHO JOSE CAPITULINO DA SILVA JOSE CARLOS A BARBOSA JOSE CARLOS AMORIM BARROS JOSE CARLOS B DE ALBUQUERQUE JOSE
OS DA SILVA FILHO JOSE CARLOS DE BRITO SILVA JOSE CARLOS DE LIMA JOSE CARLOS DE MENEZES JOSE CARLOS DE OLIVEIRA JOSE CARLOS DO N NUNES JOSE CARLOS DOS SANTOS JOSE CARLOS DOS SANTOS TELES JOSE CARLOS F DA
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SE CLECIO ALVES JOSE CLEIDISON SANTANA TAVARES JOSE CLEODON B VIRGULINO JOSE CLOVIS NASCIMENTO JOSE DA COSTA SILVA JOSE DA CRUZ LIMA DE OLIVEIRA JOSE DA LUZ JOSE DA SILVA DONATO JOSE DA SILVA FILHO JOSE DA SI
B GOMES JOSE DE ARIMATEIA DA COSTA JOSE DE ARIMATEIA DIAS DA SILV JOSE DE ARIMATEIA DUARTE JOSE DE ARIMATEIA LOURENCO JOSE DE ASSIS SOUZA BARBOSA JOSE DE CARVALHO JOSE DE CARVALHO OLIVEIRA JOSE DE LIMA ME
MACHADO MARQUES JOSE E L AFONSO FERREIRA JOSE EDES DA SILVA JOSE EDGLEI CARLOS DE MELO JOSE EDGLEY ARAUJO DA SILVA JOSE EDGLEY B DINIZ JOSE EDILSON PEREIRA JOSE EDIVALDO PEREIRA JOSE EDMILSON BARBOSA JO
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DOS SANTOS JOSE FABIO DOS SANTOS FERREIRA JOSE FABIO LOURENCO DA SILVA JOSE FELICIANO DA SILVA JOSE FELINTO DE ANDRADE JOSE FELIX SABINO JOSE FERNANDES BARBOSA JOSE FERNANDES ELIAS DA SILVA JOSE FERNANDE
S JOSE FLAMARION ARAUJO JOSE FLAVIO BEZERRA DE SOUZA JOSE FRANCISCO B DE SOUZA JOSE FRANCISCO BEZERRA JOSE FRANCISCO DA SILVA FILHO JOSE FRANCISCO DA SILVA NETO JOSE FRANCISCO DE ALMEIDA JOSE FRANCISCO D
GAS JOSE GERALDO APOLINARIO JOSE GERALDO BASILIO DA SILVA JOSE GERALDO C DE SOUZA JOSE GEREMIAS DA SILVA JOSE GILBERTO RUBIM JOSE GILCIMAR ARAUJO NASCIMENT JOSE GILSON LIMA DA SILVA JOSE GOMES DA SILVA JOS
OSE HUMBERTO ARCENIO DA COSTA JOSE HUMBERTO CORDEIRO JOSE HUMBERTO DE SOUZA BARBOSA JOSE HUMBERTO N FARIAS JOSE ILTON LIMA DA SILVA JOSE INACIO CLEMENTE DO REGO JOSE INACIO DA SILVA JOSE INACIO G BARBOS
IOSE IZIDRO DA SILVA JOSE JAILDO NUNES MARQUES JOSE JAILSON DA COSTA JOSE JANILTON TAVARES SILVA JOSE JARBAS DE LIMA JOSE JEFFERSON DE O LIBERATO JOSE JERONIMO MONTEIRO JOSE JOAO DA SILVA JOSE JOAQUIM DA SILVA
JOSE JUSTINO JUNIOR JOSE JUVINO BARBOSA FILHO JOSE KENTENITE DIAS CAMELO JOSE KLEBER ROSENDO DOS SANTOS JOSE L DE OLIVEIRA JOSE LAMEIRA GONCALVES JOSE LAUDELINO DE GOES JOSE LAZARO COSTA MARTINS JOSE LE
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NASCIMENT JOSE MARCOS DA NOBREGA JOSE MARCOS DA SILVA JOSE MARCOS DA SILVA TOMAZ JOSE MARCOS DE MOURA GERONSO JOSE MARCOS DO NASCIMENTO JOSE MARCOS DO NASCIMENTO LIMA JOSE MARCOS FELIX ALVES FILH
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ATISTELLA ADAIANA DE JESUS PINTO ADAIANE MARIA ALVES ADAIL DA SILVEIRA BARROS ADAILTON ALBUQUERQUE HERMINIO ADAILTON ANTONIO DE SOUZA ADAILTON HENRIQUE DE SOUZA ADAILTON JOSE MAIA ADAILTON OLIVEIRA DE
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O DAS NEVES ADEILSON JACOME DA SILVA ADEILTON AMORIM BARROS ADEILTON DE SOUZA ADEILTON FERNANDES SOARES ADEILTON HERMOGENS TITO ADEILTON ROCHA DE A CAVALCANTE ADEILTON TEIXEIRA DE SOUSA ADELAIDE
FERNANDO DAS MORAES ADELMARIO B DO NASCIMENTO ADELMO REUBSON DA S PEREIRA DELSON PEREIRA DA SILVA ADEMAR CESARO MOREL PINTO ADEMAR PEREIRA ADEMILTON RIBSON P DA SILVA ADEMIR ANTUNES ADEMIR CAMILO
AS DE QUEIROZ JUNIOR ADENIA BIANCHINI ADENILDA FERREIRA VI TRAVASSOS ADENILDE LOURENCO DA SILVA ADENILDO FERREIRA VELEZ ADENILSON LOPES DA SILVA ADENILTON BENTO DA SILVA ADENILZA GONCALVES FLOR ADENISE
ERLON BEZERRA DE SOUZA ADERMAN SOARES DA SILVA ADERSON LIMA DA SILVA ADEVILSON FRANCISCO DA SILVA ADI ANTONIO DE OLIVEIRA RAMOS ADIANE MARIA PRETO ADILES TERESINHA S BRANDALISE ADILSO DA SILVA ADILSON
STA SOUSA ADJAIR OSVALDO BRESCANCIN ADJANE CUSTODIO DE AMORIM ADMIR CAETANO GATO ADMIR DOMINGOS TIBOLLA ADNILSON GONCALVES DA SILVA ADOLFO CHINARRO MARTIN ADONIAS ALEIXO BEZERRA ADONIAS LOPES DA
TA BEZERRA ADRIANA BENEDITA F NASCIMENTO ADRIANA BENEDITA S C PINEZI ADRIANA CASSIANO DA MATA ADRIANA CLAUDINO DA SILVA ADRIANA CORCINO DE ARAUJO ADRIANA COSTA BENTO ADRIANA CRISTINA G DE LIMA ADRIANA
IANA DO NASCIMENTO CASSIMIR ADRIANA DOS SANTOS GOMES ADRIANA FERNANDA DE SOUZA ROSA ADRIANA FERNANDES QUINTINO ADRIANA FERREIRA ADRIANA FRANCILINO DA MATA ADRIANA FREITAS TEIXEIRA ADRIANA FRUTUOSO
ALVAN ADRIANA MENDES GONCALEZ ADRIANA MERCIA B DE SOUSA ADRIANA NELSEN DE FIGUEIREDO ADRIANA PAULA MOTA ADRIANA PETRIKOVSKI ADRIANA PIMENTEL ADRIANA RIGO ADRIANA RODRIGUES SALGADO ADRIANA SANTOS
ADRIANE KARLINSKI ADRIANE MIGLIORETTO ADRIANE PESSUTTO RODRIGUES ADRIANE REGINATTO ADRIANE SUZIN CONCULATTO ADRIANE TAPARELO ADRIANE TRICHES TONATO ADRIANO ALEXANDRE BARROSO NETO ADRIANO ALVES
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ADRIENE RODRIGUES DE OLIVEIRA ADRIMARA ALICIANE KACZALLA ADRIVANA ROSANGELA KACZ GARCIA AECIO CANDIDO CASTRO AELSON CARLOS M DA SILVA AELSON SOARES MENDONCA AFONSO DA SILVA LOPES AFONSO DE SOUZA
GUSTO DOS SANTOS AGENOR ROMANZINI AGENOR TONATO AGENOR VIEIRA DE ALMEIDA AGILSON ALBERTO N DOS SANTOS AGILSON TORQUATO MOURA AGLAILTON LEONEL DA SILVA AGNA DOS SANTOS CRUZ AGNALDO ALVES DA SILVA
ADALENA FILHA AILMA DA SILVA BRITO MIRANDA AILSON FERREIRA DE ARAUJO AILSON JOSE DA SILVA AILTON ADELINO SILVA AILTON ALVES DA SILVA AILTON ARCAS COLAS AILTON DOS SANTOS BARBOSA AILTON FERREIRA DE LIMA AILTON
ENDONCA ALAN CARDEK CASEMIRO DE ABREU ALAN DO NASCIMENTO BARBOSA ALAN DYERB PEREIRA SALES ALAN KARDEC DOMINGOS ALAN PIERRE NASCIMENTO SILVA ALAN ROBSON DAINEZ ALAN WILLIAN COSTA ALANE CRISTINA A DE
CAMILLO FILHO ALBERTO DE SOUZA SERGIO ALBERTO DO NASCIMENTO LIMA ALBERTO FERREIRA DOS SANTOS ALBERTO LOURENCO DA SILVA ALBERTO LUIZ SIMONETTO ALBERTO MARCZINSHKI ALBERTO NICACIO DE OLIVEIRA ALBERTO
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A ALDO CESAR BARROS COSTA ALDO CESAR DIAS CAMELO ALDO COSTA ALDO DA SILVA ALVES ALDO DE ARAUJO LIMA ALDO DE CASTRO NASCIMENTO ALDO DE JESUS ALMEIDA ALDO DE OLIVEIRA DUARTE ALDO DO NASCIMENTO ALDO
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DA SILVA ALEX SANDRO DO N BARBOSA ALEX SANDRO GOMES LIRA ALEX SANDRO LINO DE SOUZA ALEX SANDRO MEDEIROS DA SILVA ALEX SANDRO RUFINO DA SILVA ALEXANDER SPLENDOR ALEXANDRA BARBOSA DA SILVA ALEXANDRA
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S ALEXANDRE GALDINO DE LIMA ALEXANDRE GIRELLI ALEXANDRE HENRIQUE B BARBOSA ALEXANDRE JORGE BARBOSA XAVIER ALEXANDRE JOSE DE ANDRADE ALEXANDRE MAGNO MARTINS ALEXANDRE MANOEL DE SOUZA ALEXANDRE
ALEXANDRE RAMOS DA SILVA ALEXANDRE ROBSON B DA SILVA ALEXANDRE SANTANA DE Q COUTINH ALEXANDRE SANTOS DE LIMA ALEXANDRE SATIRO DOS SANTOS ALEXANDRE SILVEIRA ALEXANDRE SOARES DE OLIVEIRA ALEXANDRE
FERREIRA DA SILVA ALEXSANDRA G DOS SANTOS ALEXSANDRE FRANCA DA SILVA ALEXSANDRO ALVES DE SOUZA ALEXSANDRO ALVES DOS ANJOS ALEXSANDRO ANTONIO DA SILVA ALEXSANDRO AYNES OLIVAL ALEXSANDRO CARLOS DE
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TADI ALINE KUSTER ALINE PESSOA FRANCISCO ALINE REBELATTO ALINE SOARES DA SILVA ALINE ZANELLA ALIPIO CEDINEI F DA SILVA ALIRIO DA COSTA LIMA ALISSANDRA DA SILVA LOPES ALLAN EVANGELISTA DE SOUSA ALLANA RAQUEL
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SALETE LEHR SILVA ALZIRO DA SILVA AMADEU AMARANTE DA SILVA AMADEU BENEDITO DE ALMEIDA AMADEU LOURENCO DA SILVA AMADEU PEREIRA BARBOSA AMANDA MARIA VICENTE DE SOUZA AMANDA NIGRE SHIRASAKI AMARILDO
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LAUDIA NEVES DE S SANTOS ANA CLAUDIA P DOS SANTOS ANA CLAUDIA SOUZA FERREIRA ANA CLEA TAVARES FLOR ANA CLEIDE SANTOS SILVA ANA CRISTINA DA C E SILVA ANA CRISTINA DA SILVA ANA CRISTINA DUVARESCH ANA CRISTINA
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LO ANA PAULA DE SOUSA SILVA ANA PAULA DE SOUZA ANA PAULA ELIAS NUNES DA SILVA ANA PAULA FERREIRA ANA PAULA FERREIRA DA SILVA ANA PAULA FREIRE DE SOUZA ANA PAULA HERCULANO DE LIMA ANA PAULA IDALINA DA SILVA
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DRE BARBOSA DA SILVA ANDRE BINOTTI ANDRE BRAUNE ANDRE CAVALCANTI SILVA ANDRE DA SILVA ANDRE DA SILVA SOUZA ANDRE DA SILVEIRA E SOUZA ANDRE DANTAS DA COSTA ANDRE DE ARAUJO PEREIRA ANDRE DELAZERI ANDRE
ONCALVES ANDRE LUIZ DE LIMA SILVA ANDRE LUIZ DE SENA ANDRE LUIZ DO PRADO ANDRE LUIZ DOS SANTOS ANDRE LUIZ PULZ ANDRE LUIZ SILVA ANDRE MACHADO ANDRE MAZZAROLLO ANDRE MOREIRA ANDRE NUNES CHAGAS ANDRE
REA ALVES DA SILVA ANDREA AP MARTINS SILVA ANDREA CARDOZO BORGES ANDREA CORNELLI BORTOLINI ANDREA DE OLIVEIRA ANDREA DE SOUZA BERTOLDO ANDREA DOS SANTOS ANDREA GALDINO ALVES ANDREA GALDINO DE LIMA
S MESTRINER ANDREIA ANZOLIN ZANELLA ANDREIA BARBOSA SILVA ANDREIA BEDIN DE SOUZA ANDREIA BERTOLDO ANDREIA BIANCHETTI FROSI ANDREIA CHAVES BORGES ANDREIA CRISTINA SINICO ANDREIA DA SILVA ANDREIA DE LUCA
OR DA SILVA ANDREIA SOARES DA SILVA ANDREIA VIANA DE LIMA ANDREIA VICENTE DANTAS ANDREIA WASKIEVICZ PUTTI ANDRESA DA SILVA ANDRESSA BORGES DA SILVA ANDREW SMITH WESLEY MELO SILVA ANDREZA ALVES CARNEIRO
GODOI ANESIO MIGUEL VILAS BOAS ANETO JOSE ALVES ANEZIO JOSE PEREIRA ANGELA ADRIANA S OLIVEIRA ANGELA CARLA DA S OLIVEIRA ANGELA CHRISTINA DE MORAES ANGELA CLEIDE FERREIRA ANGELA DE SOUSA E SILVA ANGELA
GELA REGINA GREGOL ANGELA TAMIKO HIRATA ANGELICA CRISTINA BRUSCATTO ANGELICA CUNHA LAURINDO ANGELICA PELLIZZER ANGELICA RIBEIRO ANGELITA HENGTES ANGELITA XAVIER TESSARI ANGELO BERNARDT ANGELO LUIZ
TO ANTONIA APARECIDA DA SILVA ANTONIA ARIANA DE A FERNANDES ANTONIA ATAIDE FILHA ANTONIA CLAUDIA F DA SILVA ANTONIA DOMINGOS ALVES ANTONIA FERNANDES DA SILVA ANTONIA JANDEILMA L CODOGNO ANTONIA MARIA DA
NTONIO ALMIRAN ALVES ARAUJO ANTONIO ALVES DA SILVA ANTONIO AMARO ALVES ANTONIO ARLEUDO G DE OLIVEIRA ANTONIO AURELIANO DOS SANTOS ANTONIO BERNARDO DO NASCIMENTO ANTONIO BEZERRA DE SOUZA ANTONIO
NTONIO CARLOS DA S BATISTA ANTONIO CARLOS DA SILVA ANTONIO CARLOS DA SILVA JUNIOR ANTONIO CARLOS DE LIMA ANTONIO CARLOS DE OLIVEIRA ANTONIO CARLOS DO NASCIMENTO ANTONIO CARLOS DOS S FERREIRA ANTONIO
S XIMENES ANTONIO CESAR H MANGUEIRA ANTONIO CICERO RIBEIRO ANTONIO CLARET DA COSTA ANTONIO CLARET GONCALVES ANTONIO CLARETH COUTINHO ANTONIO CLEMENTINO DA S FILHO ANTONIO COMITRE ANTONIO COMPARIN
NTONIO DE SOUZA PALMEIRA ANTONIO DE SOUZA SILVA ANTONIO DERLI MACHADO ANTONIO DO NASCIMENTO ANTONIO DONIZETE DA ROSA ANTONIO DOS SANTOS NOBREGA ANTONIO DOS SANTOS SOUZA ANTONIO DRAILBERTO M LIMA
EIDA ANTONIO FERNANDES DE SOUZA ANTONIO FERREIRA DA SILVA ANTONIO FERREIRA DA SILVA ANTONIO FERREIRA DE LIMA ANTONIO FERREIRA DE LIMA ANTONIO FERREIRA DOS SANTOS ANTONIO FLAVIO V
NTONIO GOMES DA SILVA ANTONIO GOMES PALMEIRA ANTONIO GONCALVES DA SILVA ANTONIO GUEDES CORREIA ANTONIO GUEDES DA COSTA ANTONIO GUEDES RAMOS ANTONIO GUILHERME ANTONIO HERCULANO DA SILVA ANTONIO J
A ANTONIO LUIZ GALERA DE JESUS ANTONIO LUIZ MELO CHAVES ANTONIO M DA SILVA FILHO ANTONIO MACEDO DO NASCIMENTO ANTONIO MAGNO NUNES DA SILVA ANTONIO MANOEL DA SILVA FILHO ANTONIO MARCOS BEZERRA PEREIRA
NTONIO MARQUES DA SILVA ANTONIO MARQUES DE SOUZA ANTONIO MATEUS DOS SANT JUNIOR ANTONIO MATOS LIMA ANTONIO NOBREGA LEAL ANTONIO OLIVEIRA ANTONIO OLIVEIRA DUARTE ANTONIO OLIVEIRA NASCIMENTO ANTONIO
NIO ROBERTO DE LIMA ANTONIO ROBERTO OLIVEIRA SILVA ANTONIO RODRIGUES BEZERRA ANTONIO RODRIGUES DA SILVA ANTONIO ROSINALDO BARBOSA ANTONIO SALES BRANDAO JUNIOR ANTONIO SERAFIM SILVA ANTONIO SERGIO DA
EROSO DA SILVA APARECIDA DE CASSIA DA SILVA APARECIDA DE FATIMA FALEIROS APARECIDA DE FATIMA GONCALVES APARECIDA DE FATIMA R BRANDAO APARECIDA F PRADO RODRIGUES APARECIDA HELENA BARBOSA APARECIDA
NTE ARGENTINA LIMA DA COSTA ARGENTINA TRINDADE FERNANDES ARI CESAR CASTILHOS ARI CRISTIANETTI ARI JOSE CAZAROTTO ARI LEANDRO DE ATAIDE ARI LEITE DE MOURA ARI PUTTI ARIBERTO LIMA DE OLIVEIRA ARICELE CHAVES
IAR DOS ANJOS MACEDO ARISTEDES DE ARAUJO CABRAL ARISTOTELES FERREIRA CABRAL ARLEN PAULINELE DA SILVA ARLENE PUTTI MARIM ARLETE COSTA KATO ARLETE MARIA CARMINATTI RAMOS ARLINDO DA SILVA ARLINDO DA SILVA
ANTOS ARMANDO FERNANDES DA COSTA ARMANDO LUIZ RIBEIRO ARMANDO M FERREIRA MAREIAS ARMELINDA BRANDALISE FRANCIO ARNALDO A DO N BRILHANTE ARNALDO ADOS SANTOS ELIZEU ARNALDO BASTOS SARAIVA ARNALDO
FILHO AROLDO ALVES DE AGUIAR AROLDO CARDOSO DA SILVA AROLDO MARINHO AROLDO MENDES DA SILVA AROLDO RAIMUNDO DA SILVA AROLDO SOUZA TENORIO ARTENUZA CRISTINA DE ATAIDE ARTHUR MOREIRA PINTO ARTUR EMILIO
A FERREIRA OTACILIO AURELIANO RODRIGUES DA SILVA AURELIO L DA COSTA CORDEIRO AUREO ANTONIO LORENZZETTI AURI DA SILVA MOURA AURIBERTO GUEDES AURILEIDE DIONIZIO DA SILVA AURILIO SIDNEY DE OLIVEIRA AURIZELIA
SON M DO NASCIMENTO AVELINO LIMA DE OLIVEIRA AVELINO MASSIGNAN AYDA DOS REMEDIOS T GOLDRIN AZELINDA DANIEL AZENIR ZACARIA BALDUINO BARATO BARBARA RODRIGUES DA SILVA BEATRIZ APARECIDA BLASZAK BEATRIZ DE
SANTOS BENEDITA DOS SANTOS SOUZA BENEDITA FERREIRA DOS SANTOS BENEDITA MARGARIDA L PAULA BENEDITA RAIMUNDA SHMIDT BENEDITO BRIANEZI BENEDITO CARLOS DE CARVALHO BENEDITO DONIZETE ALENCAR BENEDITO
ENILTO FERNANDES DE MEDEIROS BENJAMIM GOMES NETO BENONIZIA CAVALCANTE EUFLAZINO BENTO ANTONIO DE C FILHO BERENICE DE OLIVEIRA CIRINO BERENICE MARIA D CAZAROTTO BERLANIO PINHEIRO DE LIMA BERNADETE DE
DE SOUZA BOANERGES RODRIGUES BATISTA BOLIVAR BARATO BRAULIO MARCELO DE SOUZA BRAULIO TRAJANO DE ALMEIDA BRAZ LINO PEREIRA BRENDA MARIA RECHE DALAZEN BRUNA DA SILVA BRUNA DE OLIVEIRA DA SILVA BRUNA
CAMILA ROSA GONCALVES CAMILLE F CHAVES DE ARAUJO CANDIDA ALESSANDRA DA SILVA CANDIDO SANTOS DE MELO CANTIDIO NETO M DE CARVALHO CARINA ENDRES ALVES CAMILO CARINA SILVANE DA SILVA NALIN CARLA ANGELA
ARLI MARI CECCHIN CARLITO AROUCA FERNANDES CARLOS ACIOLI COSTA CARLOS ADRIANO DA SILVA SOUZA CARLOS ALBERTO B DA SILVA CARLOS ALBERTO BELIDO CARLOS ALBERTO DA S SANTOS CARLOS ALBERTO DA SILVA CARLOS
TO LEITE DE SOUSA CARLOS ALBERTO M DE MELO CARLOS ALBERTO M DO NASCIMENTO CARLOS ALBERTO NEVES CARLOS ALBERTO R MONTENEGRO CARLOS ALBERTO ROCHA COSTA CARLOS ALBERTO SANTOS LIRA CARLOS ALBERTO
S CARLOS ANDRE DE MENEZES CARLOS ANDRE DOS S FRANCA CARLOS ANDRE M LOPES CARLOS ANDRE S DO NASCIMENTO CARLOS ANDRE SILVINO DE OLIVEI CARLOS ANTONIO A DA SILVA CARLOS ANTONIO ALMEIDA SANTOS CARLOS
LOS AUGUSTO A MEDEIROS CARLOS AUGUSTO ARAUJO DE SOUZA CARLOS AUGUSTO LUNELLI CARLOS AUGUSTO R SILVA CARLOS AUGUSTO ROZA CARLOS BERNARDO VENTURA CARLOS CERATTO CARLOS CESAR DOS SANTOS CARLOS
S EDUARDO LAMERATO CARLOS EDUARDO PEREIRA CARLOS EDUARDO S DOS SANTOS CARLOS ELI CASTRO DE OLIVEIRA CARLOS FAUSTINO DA SILVA CARLOS FERNANDES DE S PEREIRA CARLOS FERREIRA DE LIMA CARLOS FRANCISCO
PEREIRA CARLOS LUCIANO FLOR CARLOS LUIS DE NEGREIROS CARLOS LUIS DE SOUZA CARLOS LUIZ LUVISON CARLOS LUIZ NOGUEIRA CARLOS MARCELO D DO NASCIMENTO CARLOS MARTINS DE PAULA CARLOS OLIVEIRA DE ARAUJO
ARLOS ROBERTO DA S PAULINO CARLOS ROBERTO F DE LIM CARLOS ROBERTO MACHADO CARLOS ROBERTO MAIA SILVA CARLOS ROBERTO PER DA SILVA CARLOS ROBERTO PEREIRA PIRES CARLOS UMBERTO SCALCO CARME MARIA
VISON CIOTO CARMEN RIGO MENIN CARMEN TERESINHA G GIRARDI CARMEN TEREZINHA VICENZI FRATA CARMINO TUNDISI JUNIOR CARMO WANDERLEY LIMA CARMOSINA SOUSA SILVA CAROLINA NATHALIE M DA LUZ CARPINELI FERREIRA
A CASSIO FERNANDO LUVISON CASSIO JUNIO DA SILVA LOPES CASSIO RICARDO GOMES DA SILVA CATHLEENE DOMINGUES CATIA SILENE DOS SANTOS CECILIA ARAUJO DE SOUZA CECILIA CERENA FURLANETTO CECILIA MARIA ROSSATTO
LIVEIRA CELIA MARIA DA SILVA CELIA MARIA DE LIMA CELIA MARIA DOS SANTOS DIAS CELIA MARIA ROCHA CELIA MARIA SILVANO DOS SANTOS CELIA SILVA MONTEIRO DA SILVA CELIA RAIMUNDO BALBINO CELINA MONARI PINTO CELIO CARREIRA
RANCISCO DE PAULA CELSO GARCIA CELSO GOMES DE OLIVEIRA CELSO LAURENTINO BERNARDO CELSO LUIZ MARQUES ARRILHA CELSO LUIZ RAVISON CELSO MALACARNE CELSO ROCHA DE SOUSA CELSON PEREIRA BARBOSA CELZA
ARO CESIRA GRANDI BELTRAME CEZAR AUGUSTO DE LIRA CHARLENE DOS S DE ANDRADE CHARLES DOUGLAS S DE OLIVEIRA CHARLES ENDRES ALVES CHARLES SCHABBACH CHEILA FALCAO DE OLIVEIRA CHEILHA MARIUSCA DE SOUZA
RO BATISTA DA S PAULINO CICERO CARLOS LOURENCO CICERO CESAR P DE GOUVEIA CICERO EMIDIO DA SILVA CICERO EVANGELISTA DE SOUZA CICERO FELIX DA SILVA CICERO GOMES DA SILVA CICERO GONCALVES DA SILVA CICERO
O SANTANA CICERO ROMAO DOS SANTOS CICERO SEVERINO DE LIMA CICERO SOBREIRA FURTADO CICERO TAVARES GUEDES CICILIA DANIELA M BEZERRA CID DOS SANTOS PEREIRA CID JOSE RIBEIRO CILEIDE RICARDO DA SILVA CILENE
CLAIDI PAULETTO DOS SANTOS CLAIR BENVENUTTI CLAIR DE FATIMA S FRIEDRICH CLAIR PALLA TRECCO CLAIR PEREIRA DIAS CLAIR SILVANA CENCI CLAITON M DOS SANTOS CLALDENOR W DO N BARBOSA CLARA FERRI CANTON CLARECI
RICE SIMONETTO FERRETO CLARINDA MARINI PICCOLI CLARINDA SIMPLICIO CLARINHA ELOIR PAZ FABI CLARISSE LEME DA SILVA CLARITA BRESIANI BRUSCATO CLAUBERTO WAGNER DE A TEIXEIRA CLAUCIANO DANIELI CLAUCIR KONIG
RANCISCO DE LIMA CLAUDEMIR JOSE ROSA CLAUDEMIR SETIMO DETONI CLAUDENEIDE FERREIRA BATISTA CLAUDENICE VICENTE SILVERIO CLAUDENIRA SANTOS CLAUDENOR COSMO DE ARAUJO CLAUDETE ANDRADE PICININI CLAUDETE
DETE MARIA DOS SANTOS CLAUDETE MARINELLO ZENI CLAUDETE MASSIGNAN PERTILE CLAUDETE SOARES DIONIZIO CLAUDETE TONATO ANGONESE CLAUDETE VANDERLEIA GUTH CLAUDETE VIRGINIO DA SILVA CLAUDEVAN COSTA
ARRUDA RAMOS CLAUDIA DENISE RIEFFEL GARCIA CLAUDIA E LUNARDI DE MELLO CLAUDIA FANTON CLAUDIA IZABEL B DE ANDRADE CLAUDIA LUCAS DA SILVA CLAUDIA MACHADO C DOS SANTOS CLAUDIA MARIA DE MATA CLAUDIA MARIA
ERESINHA GUTH CLAUDIA ZAGO DA ROSA CLAUDIANA DE SENA SANTOS CLAUDIANA TEOFILO SILVA SANTOS CLAUDIANO FRANCISCO DE LIMA CLAUDICEA JOSEFA DA SILVA CLAUDICEIA DE FRANCA SOUZA CLAUDICEIA FABRICIO DA SILVA
DINEI DE OLIVEIRA CLAUDINEI DE OLIVEIRA FERREIRA CLAUDINEI LUCIANO CIRINO CLAUDINEI MORAIS DE OLIVEIRA CLAUDINEI SOARES DE ASSIS CLAUDIO ALVES DA SILVA CLAUDIO ALVES DE SOUZA CLAUDIO ANTONIO DO NASCIMENTO
LAUDIO JOSE DUTRA DE OLIVEIRA CLAUDIO JOSE VIECELI CLAUDIO LOURENCO DA SILVA CLAUDIO MALANDRIN CLAUDIO MARAN CLAUDIO MARIA FERREIRA CLAUDIO MARQUES CLAUDIO MESQUITA MIRANDA CLAUDIO PAULO DA P JUNIOR
OMIRO ELIAS RIBEIRO CLAUDIOMIRO GUZZO CLAUDIOMIRO SGARBOSSA FERRAZ CLAUDIOMIRO TEIXEIRA CLAUDIONOR PINTO MACEDO CLAUDIOVANIO G DE FRANCA CLAUDIR BENEDETTI CLAUDIR MARINI CLAUDIR TAFFAREL CLAUDIR
A CLEMENTINO DE CARVALHO CLEBIO LEITE MACHADO CLECI BENETTI ZUGNO CLECI DA SILVA STELLA CLECI ERMELINDA SCALCO CLECI MARTA FELIPPE CLECI ROTTINI CAMPANHARO CLECI TAPPARELLO CLECIO DA SILVA INACIO CLECIO
SOS CLEIDE HOPPE RODRIGUES CLEIDE MOREIRA DA SILVA CLEIDIANE MARIA DA SILVA CLEIDSON DOS SANTOS VIEIRA CLEINICE MARIA L WASKIEVICZ CLEISI HERNANDES GALEV CLEITON GAMA MOTA CLEMILSON RODRIGUES DA SILVA
CLEONICE FANTON CLEONICE MAZONI CLEONICE RODRIGUES CLEONICE TAPPARELLO DUZ CLEONIR ANTUNES RANKRAPPES CLEONIRA DE L P GAVSKI CLEONISETE BRESOLIN CLEONORA BANDEIRA DE OLIVEIRA CLERISSON DE OLIVEIRA
LIZEIDE MATTOS DE SOUZA CLODION NERY BOTELHO CLODOALDO DE LIMA GONCALVES CLODOALDO SILVA DE OLIVEIRA CLODOALDO VIEIRA DA SILVA CLODOALDO VITORINO DOS SANTOS CLODOMILDO PEREIRA CLODOVALDO MARQUES
ORNELIO ARAUJO DA SILVA COSMA MARIA DA SILVA COSMO JOSE DOS SANTOS CREUDENILSON MONTEIRO CREUZA MANOEL XAVIER CREUZELANDIA DE OLIVEIRA LEAL CRISLAINE DE SOUZA CRISOSTOMO ANTONIO COSTA CRISTIANA DA
SECA STEINER CRISTIANE FRANCO CRISTIANE LISBOA DO N SILVA CRISTIANE MARCAL CRISTIANE MARIA DA SILVA CRISTIANE MARIA N DE OLIVEIRA CRISTIANE MARIA ZANELLATTO CRISTIANE MARQUES LEITE CRISTIANE SANTOS LIMA
NO DE MELO AQUINO CRISTIANO FERNANDES DE OLIVEIR CRISTIANO GOMES DOS SANTOS CRISTIANO GONCALVES GULARTE CRISTINA P R GONCALVES CRISTINO DO NASCIMENTO LEMOS CYNARA FIDELIS GODIM DOS SANTO CYNTHIA
LCIR DEMARCHI DALJA REGINA DE AVILA DALVA DALLA COSTA DALLELASTE DALVA DE JESUS ALVES PAULINO DALVA GALVAN DALVA LOPES TEODORO DALVA LUCIA A DE OLIVEIRA DALVANEIDE LEONEL DA SILVA DAMARES FELIPE DA SILVA
DUARTE DE BRITO DAMIAO ACBRICIO DE OLIVEIRA DAMIAO FIRMINO DA SILVA DAMIAO GENUINO DA SILVA DAMIAO GONCALVES BEZERRA DAMIAO MIRANDA DA SILVA DAMIAO ROGERIO FONSECA DANIEL ALBUQUERQUE DA SILVA DANIEL
ASCIMENTO SOUSA DANIEL FIDELIS SILVA DANIEL GALDINO PESSOA DANIEL GOMES DOS SANTOS DANIEL JOSE DOS SANTOS DANIEL MARINHO DA SILVA DANIEL MARTINS DOS SANTOS DANIEL NUNES DE OLIVEIRA DANIEL PIERRI SCHMID
IELA NASCIMENTO CAVALCANTI DANIELE LEAL DE OLIVEIRA DANIELE MRIA DA SILVA DANIELE TAVARES DA SILVA DANIELLA DA COSTA VASCONCELOS DANIELLE DOS ANJOS DE OLIVEIRA DANIELLE PACHECO MORO DANIELLY C MODESTO
ROSO DARIO DO NASCIMENTO DARIO PIRA DE MENEZES DARIO TOZZO MACHADO DARIO WANDSON DE ARAUJO DARLAN CORDEIRO DA SILVA DARLEIA EVA PRIAMO ZUCCO DARLI MARTA CASTELANI DAURI FERNANDES FILHO DAVANILDA
I DAVID PINTO MENDES DAVID RODRIGO LYRA DAVID ROMERO FURLAN DAVID SEVERO DO NASCIMENTO DAVIDSON SILVA FERREIRA DAVIDY SILVA MENEZES DAVINA FELIPE DA S NASCIMENTO DAYANNA KAYSE O DO NASCIMENTO DAYVID
N DEISE REJANE MACHADO DEISE SARTORI DEIWEMBERGUE HONORATO OLIVEIRA DEIZI DA LUZ RODRIGUES DEJANIRA ANZOLIN TAPARELLO DELCI BIFF GAIESKI DELCI CHESTIES MASETTO DELCIO DE OLIVEIRA DELMA SOUZA PINHEIRO
DE OLIVEIRA MADRUGA DEMETRIUS BARRETO SAMPAIO DEMOSTENES ALVES DA NOBREGA DENILSON BOCCALON DENILSON FALCAO GONCALVES DENILSON RICARDO DA SILVA DENIR SEGATO ALVES DENISE CARDOZO BORGES DENISE
LECIO DE PAULA DEOMAR DAGOSTINI DEONILDE JORDAN REBELATTO DEONISIO GIORDAN DERIVALDO ALVES DA SILVA DERIVALDO FELICIANO DA SILVA DERONILDA DE F DALLELASTE DEVAIR BISCHILIARI DEVAIR SOARES DEVIS DEODATO
DOS SANTOS DIANA MANUELLA GOMES M SILVA DIANA MARIA DALL AGNOL DIANE APARECIDA BAU DIANE JANICE BENEDETTI DIANETE TONATO DIEGO BETANIN DIEGO LUIS BAVARESCO DIEGO MARTINS BARBOSA DIJAILDA PEREIRA DOS
ILVA DILMA SARAIVA CAMPANHA DILVA CARARO CUNICO DILVANA DA SILVA NASCIMENTO DILVANDO DA SILVA NASCIMENTO DILVANI ANTUNES DOS S SOARES DILZA MARIA CAMARA DIMAS BRAZ DUARTE DIMAS DE CASTRO JOVELINO DIMAS
LEONCIO DA SILVA FILHO DINO FERNANDES DOS SANTOS DIAS DINOLGA TONATTO ORSI DINOR OLIVEIRA DOS PASSOS DIOGENES POCIANO DE FIGUEIREDO DIOGENES SILVA DE SOUSA DIOGENES SOUTO XAVIER DIOGO BOARETTO DIONE
PEREIRA DIRCEU LEITE CARVALHO DIRCEU MERLO DIRLENE MORAES DISNEI VIEIRA DIVA FESTA SANTANA DIVANILDO CAVALCANTE DO REGO DIVINO EDSON DE FARIA DIVONETE PEREIRA SANTOS DJAILTON DE SOUZA OLIVEIRA DJAIME DA
SON ROBERTO DA SILVA DOMACI DE ALMEIDA F SILVA DOMINGOS REIS DE LIMA DOMINGOS VICENTE DE SANTANA DONATA MOUSINHO DA SILVA DONATILA DECET BETANIN DONISETTI RIBEIRO DA SILVA DONIZETE ALVES DE SOUZA DONIZETE
VAL ANTONIO NICHEL DOROTI APARECIDA SILVA DORVAL PONTEL DORVALINA MARIA MARCHETTI DOSIMAR MOREIRA DE O FILHO DOUGLAS RICARDO DOS SANTOS DUCILENE DINIZ DA SILVA DULCE JAUER DULCE MARIA RODICHERI DULCE
SON ALVES DE LIMA EDCLEI DOS SANTOS BARBOSA EDCLEIDE PEREIRA DA SILVA EDEBALDO DE LIMA SOARES EDECIR POSSA DE OLIVEIRA EDEILDO COSTA FILHO EDELURDES RIBEIRO DA SILVA EDEMAR DE OLIVEIRA DIAS EDEMAR DO
VALDO DE LIRA SILVA EDGAR AMARO DA SILVA EDGAR BAUMANN EDGAR LAURENTINO DA SILVA EDGAR NUNES PINTO EDGAR REIS DE ARAUJO EDGAR VERBISCK BOMBONATTI EDGLEY ALVES DE LIMA EDGLEY FEITOSA EDGLEY TOMAZ DE
VA EDILENE DA SILVA ARAUJO EDILENE DE LIMA MARTINS EDILENE DE SOUZA NASCIMENTO EDILENE MARTINS DO NASCIMENTO EDILENE SANTOS PUTTI EDILENE SOUZA DE OLIVEIRA EDILENE VARELA DO NASCIMENTO EDILEUSA DA SILVA
SILVA EDILMA PEDRO DE O NASCIMENTO EDILMA PEREIRA NEVES ALMEIDA EDILSO PARIS EDILSON ALVES DE MELLO EDILSON BARBOSA RODRIGUES EDILSON DA S NASCIMENTO EDILSON DA SILVA COSTA EDILSON DE LICIO EDILSON DE
ROSENDO DOS SANTOS EDILSON SANTOS EDILUCIA MARIA DOS SANTOS EDILZA CARDOSO DA SILVA EDILZA FRANCO PEREIRA EDIMAR DOS SANTOS NASCIMENTO EDIMAR ELOY DA SILVA EDIMAR FERREIRA ANDRADE EDIMILSON CLAUDINO
STA EDINALDO FERREIRA DOS SANTOS EDINALDO FRANCISCO DA SILVA EDINALVA FRANCO PEREIRA EDINALVA SILVA DOMINGOS EDINALVA SOARES DA COSTA EDINALVA VIEIRA DA ROCHA EDINARDO PONTES SOARES EDINEI JULIANO DA
TO EDINILZA DA SILVA SANTIAGO EDINILZA GRIGORIO DA SILVA EDINILZA HONORATO DE ANDRADE EDINILZA MARIA DA SILVA EDINO DE FARIA EDIONE MENDES DE OLIVEIRA EDITA TZERVICZENSKI GAYESKI EDITE CARBONERA TELLES EDITE
BARBOSA EDIVAN CORREIA DA SILVA EDIVAN DINIZ DA SILVA EDIVAN JOSE DOS SANTOS EDIVAN SILVA FERREIRA EDIVANA AMARAL FERNANDES EDIVANDO JUSTINO DOS SANTOS EDIVANDO PAULINO DA SILVA EDIVANIA DE ARAUJO SILVA
EDJANE PEREIRA DA SILVA EDJEAN DA SILVA FERNANDES EDJEFERSON ROMULO F NASCIMENTO EDLANE DELGADO FERNANDES EDLENE DA SILVA EDLENE FELIX MIRANDA EDMAR CICERO DE MELO EDMAR DANTAS EDMAR DOS SANTOS
ERREIRA DE OLIVEIRA EDMILSON FERREIRA LOPES EDMILSON FRANCISCO DA SILVA EDMILSON GOMES DA SILVA EDMILSON INACIO DOS SANTOS EDMILSON MAURO P DE FREITAS EDMILSON PAIVA DA SILVA EDMILSON SANTOS DE MELO
REIRA GOMES EDNA MARIA CARDOSO DA SILVA EDNA MARIA OLIVEIRA EDNA PAULA PEREIRA DE AGUIAR EDNA PAULO LEITE SILVA EDNA PINHEIRO DA SILVA EDNA SOARES DA SILVA EDNA VERISSIMO DOS SANTOS EDNALDO ALIXANDRE DE
VEIRA EDNALDO DE LIRA GOMES EDNALDO DE MELO FERREIRA EDNALDO FERREIRA DA SILVA EDNALDO GOMES DE ALMEIDA EDNALDO GOMES RIBEIRO EDNALDO JOSE DE BARROS EDNALDO LOPES VIDAL EDNALDO PEDROSO FRANCO
MELO EDNALVA MARCELINO TOMAZ SILVA EDNALVA MARTINS TRAJANO EDNALVA VIEIRA DOS SANTOS EDNEIDE DA SILVA EDNEIDE DE OLIVEIRA EDNILDA COSTA DA SILVA EDNILDA TIAGO DA CUNHA EDNO APARECIDO DE ALMEIDA EDNO DA
IRA EDSON CARLOS DA COSTA SILVA EDSON CARLOS NUNES EUFLASINO EDSON CESAR DA SILVA ALVES EDSON DA SILVA EDSON DA SILVA ALVES EDSON DA SILVA SANTOS EDSON DO NASCIMENTO ALVES EDSON FELIPE DA COSTA EDSON
LVA EDSON JOSE FONTOURA EDSON JOSE ROSA EDSON JOSE STRAPAZZON EDSON LEANDRO RAMOS TORRES EDSON LUIZ GOMES EDSON MARIANO DA COSTA EDSON MARTINS DO NASCIMENTO EDSON MARTINS DOS SANTOS EDSON
ATO DA R FERNANDES EDSON ROSA BERNARDINO EDSON SANTIAGO DE VASCONCELOS EDSON TEIXEIRA DA LUZ EDSON VICENTE FERREIRA EDUARDO ANTONIO DA SILVA EDUARDO BEZERRA DE LIMA EDUARDO BOITO EDUARDO CHAVES
ARDO FREIRE PESSOA EDUARDO HENRIQUE DE LIMA EDUARDO JOAQUIM DA SILVA EDUARDO JOSE BISSOLI JUNIOR EDUARDO JOSE PEREIRA ASSIS EDUARDO KAUSSINIS EDUARDO LIMA DO REGO EDUARDO MARIN RODRIGUES EDUARDO
ZAFFARI EDVALAILDO DE FREITAS URSULINO EDVALDO ARAUJO MOURA EDVALDO BEZERRA DE SOUSA EDVALDO CEZARIO DA COSTA EDVALDO DE ARAUJO EDVALDO DE SOUSA ABREU EDVALDO DO NASCIMENTO EDVALDO FIGUEIRA DE
DE SOUZA LOPES EDVAN DUARTE GOMES EDVAN PEREIRA BARBOSA EDVAN ROBERTO DA SILVA EDVAN SILVA SALES EDVANDO DA SILVA EDVANDO PEREIRA EDVANDRO DA SILVA EDVANDRO FELIX DA SILVA EDVANIA ALVES GOMES EDVANIA
SOUSA ELAINE APARECIDA DA SILVA ELAINE BARBOSA DA SILVA ELAINE CHIOMENTO ELAINE CRISTINA BATISTA SILVA ELAINE CRISTINA BEZERRA SILVA ELAINE CRISTINA NERY FELIX ELAINE CRISTINA SILVA ELAINE DE FATIMA R DA ROCHA
S DA SILVA ELAINE CRISTINA DE ANDRADE SOAR ELAINE DA SILVA ELANIA BEZERRA DA SILVA ELANIA PAULA C LIMA ELBA QUELIA DUARTE DA SILVA ELBANIZE L A DOS SANTOS ELBES BARBOSA DE LIMA ELCIMARA DE OLIVEIRA SILVA ELCIO
N MATIAS DOS SANTOS ELENILTON MONTEIRO BARBOSA ELENILZA OLEGARIO DA S SANTOS ELENIR DEL FUSINI ELENIR IAUER DICKMAN ELENIR MARIA BOITO ELENISE PICOLO BARBIERI ELENIZE CAMILO DE OLIVEIRA ELEONORA BATISTA
S ELIANA MAZETTO RIGOTTI ELIANA PATRICIA DA SILVA TOMAZ ELIANA TEREZINHA DITADI ELIANA VILCHES DE PAULA SOUSA ELIANE APARECIDA DA ROSA ELIANE BARBOSA ELIANE BARBOSA GALINDO ELIANE BREANCINI PIANA ELIANE

Uma Empresa de Marcas

A Brand Company

TOPPER

havaianas

Timberland

RAINHA

Mizuno.

CONGA

SAMOA

MEGGASHOP

DURASOL

LOCOMOTIVA

lonaleve

VIVA-TONE

sempreviva ACRIKOLOR

NIGHT & DAY

Politex

SETE LÉGUAS

Top Fill

kichute

jeaneration

Sea BOAT

SEA CLUB

Soul Action

DAYTONA

USTOP

Mensagem do Presidente

Message from the President

Amigos da Alpargatas,

Tenho convicção de que os 10706 funcionários da Alpargatas, cujos nomes estão, individualmente, incluídos neste relatório, têm muita satisfação em trabalhar em **Uma Empresa de Marcas**, lucrativa e com produtos de qualidade presentes em praticamente todos os lares ou negócios brasileiros. Considerando que:

- Em 2002, só de sandálias Havaianas, vendemos 117 milhões de pares. Afinal de contas, *todo mundo usa*;
- Nosso tênis Rainha foi, mais uma vez, apontado como "Top of Mind" pelo Instituto Datafolha;
- Topper continua sendo líder inconteste do segmento de futebol;
- Mizuno é a marca internacional de tênis mais vendida no Brasil;
- Os encerados Locomotiva e Lonil, juntos, detêm uma participação absolutamente majoritária em transportes;
- Milhões de metros de Lonaleve foram vendidos para cobrir a excepcional safra agrícola brasileira;
- O volume de vendas de Timberland cresceu 27% em relação a 2001;
- Temos mais de 25 marcas ativas, comercializadas por nossa cadeia de lojas Meggashop, dentre elas Sete Léguas, Sea Club, Conga e US Top.

Dificilmente, vamos encontrar, no Brasil, uma casa, um ambiente de trabalho ou lazer, sem a presença da Alpargatas.

Inovação, produtividade, trabalho em equipe, qualidade e dedicação foram fundamentais para que clientes e consumidores continuassem a apostar em nós e em nossos produtos.

Nossas marcas estão presentes em 47 países, com destaque para Havaianas, que tornou-se sinônimo de "sandália" em países de forte influência no mundo da moda.

Nossas fábricas tiveram um papel fundamental em uma estratégia de servir o mercado de forma ágil, condição essencial a **Uma Empresa de Marcas.**

Foi muito importante continuar o aperfeiçoamento da prática de nossos valores *Ética, Respeito às Pessoas* e *Responsabilidade com Compromisso*, que regem as decisões tomadas pela empresa. Também importante foi a criação do Instituto Alpargatas, o braço social da companhia.

O desempenho em Segurança, Saúde e Meio Ambiente foi mais uma vez excelente em 2002. Reduzimos a taxa de freqüência de acidentes em 10% e a de gravidade em 18%. Com esse resultado, passamos a ocupar a posição de empresa com um dos melhores índices do Brasil.

E os resultados ?

Nas páginas seguintes, mostraremos o progresso dos últimos anos. O lucro operacional antes da variação cambial, o EBITDA e o lucro líquido cresceram, respectivamente, 63%, 24% e 46%, em relação a 2001. Resumindo, *fomos melhor que no ano anterior, mas aquém do que gostaríamos*.

Em 2003, estaremos ainda mais focados e atentos às oportunidades de crescimento e de ganhos de rentabilidade, sem perder o humor e melhorando o local de trabalho. Afinal, é aqui que passamos a maior parte das horas do dia.

Fernando Tigre

Friends of Alpargatas

I do believe that the 10,706 employees of Alpargatas, whose names are each individually included in this Report, are very happy to be working in a profitable brand company, which owns and produces quality brands and products that can be found in practically every home or business in Brazil. When you consider that:

- *In 2002 we sold over 117 million pairs of Havaianas sandals alone, 95% of them in Brazil. When all's said and done,* **everybody wears them;**
- *Our Rainha trainers were yet again chosen as "Top of Mind" by the Datafolha Institute;*
- *Topper continues to be the undisputed leader in the soccer segment;*
- *Mizuno is the most widely sold international trainer brand in Brazil;*
- *Together, Locomotiva and Lonil tarpaulins have the absolute lion's share in the transport sector;*
- *Thousands of meters of Lonaleve were sold for covering the exceptionally heavy Brazilian harvest;*
- *Timberland sales volume grew 27% in relation to 2001;*
- *We have more than 25 current brands being sold in our Meggashop chain of stores, including Sete Leguas, Sea Club, Conga and Us Top.*

It would be very difficult to find a home, work or leisure environment in Brazil where Alpargatas is not present in some shape or form.

Innovation, Productivity, Team Work, Quality and Dedication were fundamentally important to the continuing support shown to us and our products by our clients and customers.

Our brands can be found in 47 countries, especially Havaianas, which have become synonymous with the word "sandals" in countries that have a strong influence in the fashion world.

Our plants played a fundamental role in our strategy of serving the market in an agile way, something that is essential for A Brand Company

It was very important to keep perfecting and practicing our values, Ethics, Respect for People and Accountability, *which are present in all the decision we take in Alpargatas. Also important was the setting up of the Alpargatas Institute, the Company's social arm.*

Our performance in health, safety and the environment war yet again excellent in 2002. We reduced the accident frequency rate by 10% and the severity rate by18%. This performance helped us become one of the companies with the lowest accident rates in Brazil.

And the results of all this?

On the following pages we show the progress we have made over the last few years. The Operating Profit before Foreign Exchange Variation, the EBITDA and the Net Income were respectively 63%, 24% and 46% better than 2001. In short, we were better than the year before, but still far from what we would have liked to have been.

In 2003, we shall be even more focused and attentive to opportunities for growth and profitability gain, without forgetting our sense of humor and aiming to make our work environment the best place to be. After all, we spend most of our time here.

Fernando Tigre

Ética Agir eticamente sempre na condução dos negócios é um princípio absoluto. A integridade deve ser inerente a todos os relacionamentos: com os funcionários, acionistas, clientes, fornecedores, entidades governamentais, imprensa e a sociedade em geral. Para reforçar os valores éticos que devem imperar na empresa, a São Paulo Alpargatas instituiu o seu Código de Ética, que visa ajudar o funcionário a desempenhar melhor o seu trabalho, evitando qualquer ação ilícita ou ilegal, que o comprometa ou prejudique qualquer instituição com que ele se relacione. O documento estabelece parâmetros de conduta para os relacionamentos internos e externos, auxiliando em situações potencialmente difíceis e delicadas.

Embora o Código preveja uma variedade de situações e dilemas éticos, ainda assim podem ocorrer eventos que não tenham sido contemplados. Nesses casos, a empresa dispõe de um Comitê de Ética para desfazer quaisquer dúvidas.

Há ainda a Política de Conduta de Negócios e de Conflito de Interesses, que pauta pela ética todas as ações e operações executadas em nome da companhia e estimula a denúncia de fraudes ou de desvio de conduta.

Respeito às Pessoas Para a companhia, os funcionários são seus clientes internos e devem ser tratados com muito respeito e dignidade. A convivência profissional deve ser harmoniosa, dentro de um ambiente íntegro e seguro, justo e de respeito mútuo. A São Paulo Alpargatas entende que a valorização do ser humano é um objetivo permanente e que além da qualidade do clima interno, também deva primar pela segurança, integridade física e a saúde dos seus funcionários, pela preservação do meio ambiente e por um local que ofereça condições adequadas para o trabalho, pois só assim se constitui um dos pilares para o sucesso.

Ethics *To always act ethically when conducting business is an absolute principle. Integrity must be present in all our relationships: with our employees, shareholders, clients, suppliers, with government bodies, the press and with society in general. To reinforce the ethical values that must rule in the company, São Paulo Alpargatas established its Code of Ethics, which aims to help the employee better perform his or her work, by avoiding any improper deed that could compromise or harm any institution with which it has a relationship. The document lays down the parameters of conduct for internal and external relationships, thereby helping in situations that are potentially difficult and delicate.*

While the Code covers a variety of situations and ethical dilemmas, even so, things may happen that have not been thought of. In these cases, the company has an Ethics Committee to settle any doubts that may arise.

There is also a Business Conduct and Conflict of Interests Policy, which rules that all actions and operations carried out on behalf of the company, should be done in an ethical manner. It also encourages people to denounce any fraud or misconduct.

Respect for People *For the company, employees are its internal customers and should be treated with a great deal of respect and dignity. Internal professional relationships should be harmonious and the environment should be just and mutually respectful. São Paulo Alpargatas believes that giving value to a human being is an ongoing objective and that besides the quality of the internal climate it also has to take care of the safety, physical integrity and health of its employees, preserve the environment and provide suitable working conditions, since this is the only way to build the pillars of its success. The company has the duty to guide, teach and stimulate its employees, by providing training that improves the professional and personal development of everyone.*

A empresa encaminha, ensina e estimula os seus funcionários através de treinamentos que elevam o desenvolvimento profissional e pessoal de cada um.

A São Paulo Alpargatas não aceita qualquer tipo de discriminação, seja por raça, cor, nacionalidade, religião, sexo, opção sexual, idade, estado civil, deficiência física, posição social e nível hierárquico. Também orienta para que não haja qualquer tipo de intimidação, tais como: assédio sexual, suborno, chantagem emocional, difamação e violência física ou verbal. Isso não é paternalismo, e sim, atitude.

Responsabilidade com Compromisso Este outro valor compreende a obrigação que todos devem ter com o seu trabalho e o resultado. É o comprometimento de cada um com as metas estabelecidas, com foco na qualidade e dentro dos prazos acertados. É buscar um desempenho cada vez melhor, preservar o bom ambiente empresarial, proteger os ativos da empresa, os equipamentos e instrumentos de trabalho.

Ao assumir um compromisso, todo funcionário, independentemente do nível hierárquico, deverá cumpri-lo e executá-lo da melhor forma possível, com empenho total do início ao fim, da aprovação da idéia ou projeto, passando pela implantação até a apresentação e análise dos resultados.

The company does not allow any type of discrimination whatsoever, either by race, color, nationality, religion, sex, sexual preference, age, marital status, physical disability or social or hierarchical position. It also prohibits any type of intimidation such as sexual harassment, bribery, emotional blackmail, defamation of character or physical or verbal violence.

Accountability *Accountability is understood to be responsibility for ones' work and the result of what one does. It is also the individual responsibility of each one as far as given targets are concerned. focusing on quality with in given timescales. It is looking for continual improvement in performance, maintaining a good businesslike environment and looking after company assets, equipment and the instruments with which we do our daily work.*

In assuming a commitment, every employee, regardless of his or her position in the company, must fulfill it and carry it out in the best way possible, with total dedication from beginning to end, from approval of the idea or project, through the implementation stage to the presentation and analysis of the results.

Perfil da Empresa

Company Profile

A São Paulo Alpargatas é **Uma Empresa de Marcas**, de capital aberto, 100% nacional, com tradição no ramo de calçados, bolas e artigos têxteis.

Foi fundada por investidores de origem anglo-argentina, em 1907, para produzir e vender Alpargatas Roda, calçado de lona com sola de corda, que ao longo de cinco décadas transformou-se num dos calçados mais usados no Brasil. Hoje possui mais de 25 marcas consagradas, dentre mil registradas, das veteranas lonas Locomotiva às sempre atuais sandálias Havaianas, e é líder nos segmentos em que atua. Responsável por mais de 10 mil empregos diretos, a São Paulo Alpargatas possui oito fábricas e 18 fábricas-satélites, nos Estados de São Paulo, Rio Grande do Norte, Paraíba, Rio Grande do Sul, Amazonas e Minas Gerais, além da sede e 24 lojas de varejo. Com base nos seus valores ÉTICA, RESPEITO ÀS PESSOAS e RESPONSABILIDADE COM COMPROMISSO, a empresa tem como objetivo remunerar o capital e os investimentos de seus acionistas, através de políticas que agregam valor para o seu negócio, asseguram o crescimento e a perenidade da instituição, excedem as necessidades de seus clientes e consumidores, incentivam o exercício da cidadania empresarial e promovem a satisfação das pessoas.

A solidez da São Paulo Alpargatas levou o Grupo Camargo Corrêa a adquirir o controle acionário da empresa, no final de 2002. O grupo possui um perfil de investidor estratégico, que entrou na companhia por acreditar no seu potencial de crescimento.

São Paulo Alpargatas [illegible] Company that is 100% publicly-owned, with a strong tradition in the footwear, sports ball and textile articles sectors.

The company was founded in 1907 by investors of British origin, to produce and sell Alpargatas Roda shoes, which were made from canvas, with a cord sole, and which for more than five decades were the most widely worn footwear in Brazil. Today the company has more than 25 celebrated brands, ranging from the veteran Sete Leguas safety boots to Havaianas sandals. The company is leader in the segments in which it operates.

São Paulo Alpargatas, which has more than 10,000 employees, in addition to its Head Office and 24 retail stores, has eight main plants and 18 satellite units, in the States of São Paulo, Rio Grande do Norte, Paraíba, Rio Grande do Sul, Amazonas and Minas Gerais..

Based on ETHICS, RESPECT FOR PEOPLE AND ACCOUNTABILITY, the company aims to provide a return on capital and remunerate its shareholders, by adopting policies that add value to the business, guarantee the growth and continuation of the company, meet the needs of its clients and customers, provide an incentive for the exercise of corporate citizenship and raise people's levels of satisfaction.

Because of the solid nature of São Paulo Alpargatas, the Camargo Correa Group acquired a majority shareholding in the company at the end of 2002. Camargo Correa is known as a strategic investor, which takes control of a company because it believes in its potential to grow.

Governança Corporativa

Corporate Governance

A São Paulo Alpargatas possui um Conselho de Administração, composto de cinco Conselheiros efetivos, com igual número de suplentes. O mandato do Conselho é de três anos. Dentre as suas principais atribuições destacamos a orientação geral dos negócios e estratégias da empresa; a composição da Diretoria Executiva, estabelecendo suas metas e acompanhando o seu desempenho, a aprovação dos projetos de investimento e das demonstrações financeiras e a escolha dos auditores independentes.

A empresa possui um Conselho Fiscal, com cinco membros, eleitos pelos acionistas ordinaristas e preferencialistas, por um período de um ano.

A gestão dos negócios da empresa é feita pela Diretoria Executiva, composta de cinco diretores estatutários e seis diretores funcionais, sendo responsável pela implantação das políticas e diretrizes estabelecidas na Assembléia Geral de Acionistas e pelo Conselho de Administração.

Visando aprimorar as práticas de Governança Coporativa, a empresa fará, em 2003, a adesão ao Nível 1 de Governança Corporativa da Bolsa de Valores de São Paulo. Esta adesão representará o compromisso com o mercado de capitais, na adoção de padrões mais elevados de divulgação de informações e irá estreitar, ainda mais, a relação da empresa com os analistas de investimentos e acionistas. Desta forma, conquistará mais credibilidade junto ao mercado de capitais, aumentará o valor das ações da empresa e diminuirá o custo de capital.

São Paulo Alpargatas is managed by a Board of Directors, made up of five incumbent members and five alternate members, with a three year mandate. Its main attributes are setting general business guidelines and strategies, appointing the management Board, establishing targets and monitoring performance, approving investment projects and the financial reports and nominating the auditors.

The company also has a five-member Board of Auditors which is elected for a year by representatives of the shareholders holding common and preferred shares.

The company is managed by an Executive Committee, comprising five statutory directors and six executive officers, who are responsible for implementing the policies and guidelines established at the Annual General Meeting and by the Board of Directors.

In order to improve its Corporate Governance practices, the company will adhere in 2003 to the Level 1 of Corporate Governance of the São Paulo Stock Exchange - BOVESPA. This process will reinforce the company´s commitment to implementing improved standards for disclosing information to the market at large. It shall further strengthen company´s relationship with investment analysts and shareholders, while gaining higher credibility, increasing value of shares and lowering the cost of capital.

Linha do Tempo

Time Line

Anos 20 - Esses produtos atendem às necessidades dos cafeicultores e a empresa colhe bons resultados durante o ciclo do café.

The 20s - These products meet the needs of those involved with coffee growing and the company gets good results during the coffee boom years.

Anos 50 - A Alpargatas lança o primeiro jeans brasileiro e o calçados Sete Vidas, produtos tão resistentes que acabam virand uniforme dos trabalhadores que erguem Brasília. A empresa inici sua trajetória de grande anunciante, com jingles tocados em toda as rádios da época.

The 50s - Alpargatas launches the first Brazilian jeans and the Set Vidas footwear, both of which are so resistant that they end u being the uniform of the workers who build Brasilia. The compan starts down the road to being a major advertiser, with advertisin jingles that are played on all the radio stations of the time.



'20
'50
1907
'40

1907 - Vindos da Argentina, investidores de origem britânica chegam ao Brasil e inauguram a Fábrica Brazileira de Alpargatas e Calçados, no bairro da Mooca, em São Paulo, para produzir Alpargatas Roda, lonas e encerados.

1907 - Investors of British origin from Argentina arrive in Brazil and set up the Fábrica Brazileira de Alpargatas e Calçados, in the Mooca district of São Paulo, to produce Alpargatas Roda, canvas and industrial fabrics.

Anos 40 - A empresa muda definitivamente de nome par Paulo Alpargatas S.A. e enfrenta bem a crise provocad Segunda Guerra Mundial.

The 40s - The company changes its name once and for all t Paulo Alpargatas S.A. and faces up well to the crisis caus the Second World War.

Anos 70 - A companhia inicia um processo de expansão com o lançamento da marca US Top, a aquisição da marca Rainha e a inauguração das fábricas de Natal (RN), Pouso Alegre (MG), Veranópolis (RS) e Mogi Mirim (SP).

The 70s - The company begins a process of expansion when it launches the US Top brand, buys the Rainha brand and opens plants in Natal (RN), Pouso Alegre (MG), Veranopolis (RS) and Mogi Mirim (SP).

Anos 90 - A companhia intensifica suas operações em calçados e adquire as licenças das marcas Timberland e Mizuno, além de ampliar a gama de produtos da marca Havaianas. Já no fim da década, ocorre uma grande reestruturação, com foco em calçados, lonas e coberturas e varejo estratégico. Cresce a ênfase na gestão de pessoas, com o lançamento de programas de reconhecimento, participação e incentivo. A Política de Segurança, Saúde Ocupacional e Meio Ambiente é validada.

The 90s - The company intensifies its operations in the footwear sector and acquires the licenses for the Timberland and Mizuno brands, in addition to broadening the range of products that go under the Havaianas brand. At the end of the decade the company goes through a major restructuring program, with a focus on footwear, coverings and industrial fabrics , and strategic retail. The emphasis on managing people grows with the launch of recognition, participation and incentive programs. The Occupational Health, Safety and Environmental Policy is validated.


'70
'90
'60
'80
2002
PREFEREM

ıos 60 - Chegam ao mercado sandálias que têm a cara do asil: as Havaianas.

e 60s - Havaianas, the ndals that reflect the face of azil, arrive on the market.

Anos 80 - A Alpargatas completa o processo de nacionalização de seu capital e continua a se expandir, principalmente no setor de confecções, com o lançamento das marcas Jeaneration e Top Plus e a inauguração de novas fábricas, em Manaus (AM), Campina Grande (PB), Santa Rita (PB), Franca (SP) e João Pessoa (PB).

The 80s - Alpargatas finishes the process of nationalizing its capital and keeps on expanding, mainly in the clothes sector, with the launch of the Jeaneration and Top Plus brands and the opening of new factories in Manuas (AM), Campina Grande (PB), Santa Rita (PB), Franca (SP) and João Pessoa (PB).

Século 21 - Nos últimos três anos, intensificam-se os investimentos em recursos humanos, através de programas de alfabetização e capacitação, incentivo à criatividade e inovação, promoção da diversidade e melhoria da segurança e da saúde. Na área industrial, os avanços tecnológicos permitem o lançamento de produtos inovadores, que agregam valor ao portfólio da empresa. As exportações passam a fazer parte do planejamento estratégico e a Alpargatas consegue posicionar suas marcas nos melhores pontos de venda do mundo. Consciente de sua responsabilidade social, a empresa inaugura o Instituto Alpargatas, cuja missão é melhorar a qualidade da educação de crianças e adolescentes, de 7 a 17 anos, por meio do esporte, nas comunidades em que está localizada.

21st century - Over the last three years investments in human resources have intensified through the literacy and empowerment training programs, incentives for creativity and innovation, the promotion of diversity and improvements in health and safety. In the industrial area, technological improvements have allowed for the launch of innovative products that add value to the company's portfolio. Exports have become part of strategic planning and Alpargatas has managed to put its brands in the best sales outlets in the world. Ever conscious of its social responsibility, the company sets up the Alpargatas Institute, with the mission of improving, through sports, the quality of the education of children and teenagers from 7 to 17, who live in the communities where it operates.

Estrutura Societária / *Legal Structure*


SÃO PAULO ALPARGATAS S.A.
SANTISTA TÊXTIL S.A.
AMAPOLY IND. COM. LTDA
EXPASA FLÓRIDA
FIBRASIL
SPASAPREV

Santista Têxtil S.A. — *25% total* / *45% votante / voting*

Segundo maior fabricante de Denim do mundo
Second largest Denim manufacturer in the world

Amapoly Ind. Com. Ltda — *100%*

Tecidos laminados sintéticos em PVC e Polietileno
PVC and Polyethylene synthetic and laminated fabrics

Expasa Flórida — *100%*

Exportação
Exports

Fibrasil — *100%*

Spasaprev

Previdência Privada
Pension Fund

Organograma / *Organization Chart*



CONSELHO DE ADMINISTRAÇÃO
BOARD OF DIRECTORS
CONSELHO FISCAL
BOARD OF AUDITORS
AUDITORIA INTERNA
DIRETOR PRESIDENTE
SEGURANÇA, SAÚDE E MEIO AMBIENTE
UNIDADES DE NEGÓCIO
BUSINESS UNITS
SANDÁLIAS E CALÇADOS PROFISSIONAIS E DE MODA
RAINHA / TOPPER
MIZUNO
LONAS E COBERTURAS
MEGGASHOP
TIMBERLAND
EXPORTAÇÃO
ÁREAS CORPORATIVAS
CORPORATE AREAS
RECURSOS HUMANOS
ADMINISTRAÇÃO E FINANÇAS E TECNOLOGIA DA INFORMAÇÃO
SUPRIMENTOS E LOGÍSTICA
COMUNICAÇÃO E MÍDIA



MANAUS - AM

…DOS LAMINADOS SINTÉTICOS EM PVC E POLIETILENO / *PVC AND POLYETHYLENE LAMINATED FABRICS*

…Day - Lonaleve - Lonil - Durasol

NATAL - RN

CALÇADOS / *FOOTWEAR*

Topper - Rainha

POUSO ALEGRE - MG

LONAS E COBERTURAS / *COVERINGS AND INDUSTRIAL FABRICS*

Locomotiva Lonil - Locomotiva Encerado

… - Encerado Lonaleve - Vivatone

SÃO PAULO - SP

SEDE ADMINISTRATIVA / *HEAD OFFICE*

VERANÓPOLIS II - RS

BOLAS / *BALLS*

Topper - Rainha - Mizuno

CAMPINA GRANDE - PB

SANDÁLIAS / *SANDALS*

Havaianas - Samoa

SANTA RITA - PB

CALÇADOS / *FOOTWEAR*

Topper - Rainha

MOGI MIRIM - SP

CALÇADOS / *FOOTWEAR*

Sete Léguas - Conga - Bamba - Kichute

Sea Boat - Comander

VERANÓPOLIS I - RS

CALÇADOS / *FOOTWEAR*

Topper - Mizuno - Timberland

ALAGOA NOVA

ESPERANÇA
GUARABIRA
NOVA CRUZ
SANTO ANTONIO
SÃO PAULO DO POTENGI

INGÁ
ITABAIANA
JOÃO PESSOA
MASSARANDUBA
MOGEIRO
SERRA REDONDA

CASCA 1
CASCA 2
DAVID CANABARRO
NOVA BASSANO
SÃO DOMINGOS
SÃO JORGE

Desempenho Econômico Financeiro

Economic and Financial Performance

Indicadores de Resultado / *Statement of Income Indicators*

	2001	2002
Receita Bruta de Vendas - R$ milhões / *Gross Sales - R$ million*	727,6	805,3
Receita Líquida de Vendas - R$ milhões / *Net Sales - R$ million*	610,3	673,0
Lucro Bruto - R$ milhões / *Gross Profit - R$ million*	227,3	247,0
Margem Bruta / *Gross Margin*	37,2%	36,7%
Lucro Operacional[a] - R$ milhões / *Operating Profit[a] - R$ million*	50,6	82,6
Margem Operacional[a] / *Operating Margin[a]*	8,3%	12,3%
EBITDA - R$ milhões / *EBITDA - R$ million*	72,0	89,6
Margem EBITDA / *EBITDA Margin*	11,8%	13,3%
Lucro Líquido - R$ milhões / *Net Income - R$ million*	32,7	47,8
Lucro Líquido por lote de mil ações - R$ / *Net Income per 1000 shares - R$*	17,53	25,63
Vendas Líquidas por Funcionário - R$ mil / *Net Sales per Employee - R$ thousand*	56,6	64,6

[a] - antes da despesa com variação cambial / *before foreign exchange variation*

Distribuição de Riqueza / *Allocation of Resources*

R$ milhões / *R$ million*	2001	2002
Fornecedores / *Suppliers*	432,5	476,4
Colaboradores / *Employees*	147,2	166,3
Governo / *Government*	103,3	110,3
Acionistas / *Shareholders*	12,0	27,3

Composição da Receita Bruta de Vendas
Gross Sales Breakdown



5%
7%
9%
41%
38%
Sandálias / *Sandals*
Rainha, Topper & Mizuno
Lonas e Coberturas
Coverings and Industrial Fabrics
Meggashop & Timberland
Calçados Profissionais e de Moda
Professional and Fashion Footwear

Receita Bruta de Vendas / Gross Sales


R$ milhões / *R$ million*
900
800
700
600
500
400
300
200
100
0
526,2
9% (*)
805,3 (**)
1998
2002

(*) Crescimento Anual Médio Composto / *CAGR*
(**) 11% superior a 2001 / *11% growth over 2001*

EBITDA / EBITDA


R$ milhões / *R$ million*
90
80
70
60
50
40
30
20
10
0
44,3
15% (*)
89,6 (**)
1998
2002

(*) Crescimento Anual Médio Composto / *CAGR*
(**) 24% superior a 2001 / *24% growth over 2001*

Lucro Operacional (antes da despesa de variação cambial)
Operating Profit (before foreign exchange variation)


R$ milhões / *R$ million*
90
80
70
60
50
40
30
20
10
0
24,6
27% (*)
82,6 (**)
1998
2002

(*) Crescimento Anual Médio Composto / *CAGR*
(**) 63% superior a 2001 / *63% growth over 2001*

Lucro Líquido / Net Income


R$ milhões / *R$ million*
50
45
40
35
30
25
20
15
10
5
0
28,2
11% (*)
47,8 (**)
1998
2002

(*) Crescimento Anual Médio Composto / *CAGR*
(**) 46% superior a 2001 / *46% growth over 2001*

Indicadores de Balanço / *Balance Sheet Indicators*

R$ milhões exceto liquidez corrente / *R$ million except current ratio*

	2001	2002
Capital de Giro / *Working Capital*	120,6	121,9
Ativo Permanente / *Permanent Assets*	273,3	278,9
Capital Empregado / *Capital Employed*	393,9	400,8
Caixa Líquido / *Net Cash*	24,2	37,9
Patrimônio Líquido / *Stockholders' Equity*	418,1	438,7
Investimentos em Ativos Permanentes / *Investments in Permanent Assets*	36,2	25,7
ROCE / *ROCE*	23,3%	23,4%
ROE / *ROE*	7,8%	11,0%
Liquidez Corrente / *Current Ratio*	2,09	2,29

Caixa e Empréstimos / Cash and Loans


R$ milhões / R$ million
130
120
110
100
90
80
70
60
1998
1999
2000
2001
2002
90,6
75,9
85,7
83,2
106,7
70,9
87,7
63,5
120,7
82,8
Caixa / Cash
Empréstimos

Dividendos e Juros sobre Capital Próprio
Dividends and Interest on Stockholders' Equity



R$ milhões / *R$ million*
30
25
20
15
10
5
0
6,7
12,0
16,1
12,0
27,1
1998
1999
2000
2001
2002

	1998	1999	2000	2001	2002
Pay Out	25%	25%	25%	39%	60%

Ações Preferenciais X Ibovespa / *Preferred Shares X Ibovespa*



1998
1999
2000
2001
2002
ÍNDICE / *INDEX*
500
450
400
350
300
250
200
150
100
50
280
111
01/01/1998
Fev/*Feb*
Abr/*Apr*
Jun/*Jun*
Ago/*Aug*
Out/*Oct*
01/01/1999
01/01/2000
01/01/2001
01/01/2002
Fev
Abr
Jun
Ago
Out
Dez
R$ 39,00
1/1/98
1/1/98
R$ 109,00
31/12/2002
12/31/2002
Ações Preferenciais / *Preferred Shares*
Ibovespa

Segurança, Saúde e Meio Ambiente

Environment, Health and Safety

Segurança, Saúde e Meio Ambiente

Environment, Health and Safety

Parte integrante dos negócios da companhia, o Sistema e Política de Gestão em Segurança do Trabalho, Saúde Ocupacional e Meio Ambiente, disciplina e orienta ações de prevenção de acidentes, prevenção da poluição e minimização de resíduos. Além de operar em conformidade com a legislação vigente, através do Sistema de Gestão, a companhia reduz custos, passivos e contingências, obtém o reconhecimento da comunidade, conquista a confiança dos acionistas e é reconhecida, pelos funcionários, como uma atividade de alta qualidade.

Na área de Segurança, os resultados superaram as expectativas. A taxa de freqüência de acidentes caiu 10% e a de gravidade, 18%. Com essas reduções, a Alpargatas entrou para o rol das empresas do setor têxtil/calçadista que apresentam os melhores indicadores de segurança do Brasil. Mais importante do que a queda nas taxas de freqüência e gravidade de acidentes, para índices abaixo das projeções, foi o aumento na comunicação de incidentes. Através dessas informações, foi possível mapear as situações de risco e adotar medidas de prevenção.

A São Paulo Alpargatas dispõe de um inventário completo dos resíduos sólidos gerados em cada unidade e já tem a definição do destino mais adequado para cada tipo. Uma boa parte é reaproveitada internamente ou reciclada por empresas devidamente habilitadas. Todos os destinatários finais de resíduos são auditados periodicamente, pois a empresa quer evitar que terceiros causem danos à sua imagem e ao meio ambiente. Qualquer que seja a solução adotada, ela é tomada com base num critério único: a proteção da saúde do homem e, portanto, do meio ambiente.

Além de incentivar a reutilização e a reciclagem, a empresa procura trabalhar outras duas atitudes: reduzir e repensar. Entre os projetos que foram

The Safety, Health and Environmental Management System is an integral part of corporate business, which rules our accident prevention, pollution prevention and waste minimization activities. Besides operating in compliance with applicable regulations, the company reduces costs, liabilities and contingencies by means of its management system, it gains the recognition of the community and the confidence of its shareholders, further to being recognized as a top quality business by the employees.

In the Safety area the results have exceeded expectations. The accident frequency rate dropped 10% and the severity rate by 18%. As a result of these reductions, Alpargatas has become one of the companies in the Brazilian textile/footwear sector with the best safety record. More important than the decrease in the accident and severity frequency rates to levels below the projected ones has been the increase in the reporting of incidents. Because of this information it was possible to map out the risk situations and implement preventive measures.

São Paulo Alpargatas has a complete inventory of solid wastes produced in each plant and has already defined the most appropriate destination for each type of waste. A great part is reused internally or recycled by duly qualified companies. Periodically the locations where our waste ends up are audited in an effort to prevent third parties from harming the environment and company´s image. Whichever the solution is, it is focused on one single target: to protect both man´s health and the environment.

Besides encouraging reusing and recycling the company aims at two other mindsets: reduce and rethink. Many of projects regarded as highlights in 2002 aimed at reducing the volume of waste produced. By investing in environmental education, Alpargatas supplies information to aware people about trash, pollution and

Destaque em 2002, muitos visavam a redução da quantidade de resíduos gerada. Por meio de investimentos em educação ambiental, a Alpargatas fornece informações para que as pessoas reflitam sobre o lixo, a poluição, o desperdício e, então, promovam uma mudança interna de atitude. Em 2002, em média mais de 50 pessoas por fábrica cumpriram as oito horas/aula do curso básico de educação ambiental, sobre os principais desafios da humanidade para o desenvolvimento sustentável do planeta.

A São Paulo Alpargatas também participa ativamente de comitês e conselhos para a discussão da questão ambiental junto ao governo e à comunidade. A empresa reduziu o consumo de óleo nas caldeiras, em cumprimento ao Protocolo de Kyoto (documento que expressa o compromisso dos países industrializados em reduzir, até 2012, as emissões de gases que contribuem para o aquecimento global), através da substituição de Óleo BPF por GLP, que não polui nem gera material particulado.

A empresa participa ainda do GEHST, Grupo de Estudos sobre Higiene e Segurança do Trabalho, que se reúne mensalmente para uma série de análises.

Na área da Saúde, a tônica foi a prevenção de Aids, DST, diabetes, pressão alta, estresse, câncer de mama e de próstata, por meio de campanhas e palestras.

waste and as a result change their attitudes. In 2002, an average of 50 people per plant underwent the eight- hour basic environmental training on the main challenges mankind has faced as far as planet´s sustainable development is concerned.

São Paulo Alpargatas is also an active member of committees and board meetings that discuss environmental issues with the government and the community. The company reduced its consumption of boiler fuel in line with the Kyoto Protocol (a document that sets out the commitment of industrialized countries to reduce by 2012 the emission of those gases that contribute to global warming) by replacing BPF oil with LPG, which neither pollutes nor produces particles.

The company also takes part in the GEHST (the Work Hygiene and Safety Study Group), which meets once a month to review related issues.

The focus in the Health area was on campaigns and sessions to prevent AIDS, STDS, high blood pressure, diabetes, stress and breast and prostate cancer.

INDICADORES DE DESEMPENHO / *PERFORMANCE INDICATORS*

Taxa de Freqüência (TF) /*Accident Frequency Rate (TF)*

$$TF = \frac{\text{n.º de acidentes com afastamento x 1.000.000 / total work-days lose from accidents x 1.000.000}}{\text{n.º de horas-homem de exposição ao risco / total manhours of risk exposure}}$$

Taxa de Gravidade (TG) / *Severity Rate (TG)*

$$TG = \frac{\text{(dias perdidos + dias debitados) x 1.000.000 / (lost days + charged days) x 1.000.000}}{\text{n.º de horas-homem de exposição ao risco / total manhours of risk exposure}}$$

Nº de Acidentes com Afastamento - SPASA / *Total Lost Work-day Accidents - SPASA*


SPASA
Tendência Linear (SPASA)
Linear Trend (SPASA)
100
75
50
25
0
Nº
100
52
33
16
20
23
1998
1999
2000
2001
2002
Projeção2002
2002 projection
SPASA

TFA - Taxa de Freqüência de Acidentes SPASA / *TFA - AccidentFrequency Rate SPASA*


SPASA
Tendência Linear (SPASA)
Linear Trend (SPASA)
5,00
4,00
3,00
2,00
1,00
0,00
TFA
4,55
2,09
1,30
0,71
0,91
1,01
1988
1999
2000
2001
2002
Projeção2002
2002 projection
SPASA

TG - Taxa de Gravidade - SPASA / *TG - Severity Trend - SPASA*



SPASA
Tendência Linear (SPASA)
Linear Trend (SPASA)
500
400
300
200
100
0
T
G
436
216
144
89
87
106
1988
1999
2000
2001
2002
Projeção2002
2002 projection
SPASA

Nº de Dias Perdidos + Debitados - SPASA
Total Lost Work Days + Charged Days -SPASA



SPASA
Tendência Linear (SPASA)
Linear Trend (SPASA)
12000
8000
4000
0
Nº
10838
4748
3644
2015
1916
2410
1998
1999
2000
2001
2002
Projeção2002
2002 projection
SPASA

Unidades de Negócio

Business Units



havaianas
RAINHA
TOPPER
Mizuno
CONGA
SETE LÉGUAS
MEGGASHOP
Timberland
LOCOMOTIVA
NIGHT & DAY
SPASA



TODO MUNDO USA

Havaianas completou 40 anos de sucesso e sustentou sua posição de líder no segmento de sandálias de borracha com 2,5 bilhões de pares comercializados desde o seu lançamento até o fechamento de 2002. No último trimestre, as vendas cresceram 11% em relação a igual período do ano anterior.

O apoio aos diferentes canais de distribuição, o lançamento de produtos de maior valor agregado, o reforço de mídia e a força da marca estimularam o desejo de compra das Havaianas.

A assistência à rede de auto-serviço, feita por uma equipe de promotores, encarregada de visitar os pontos de venda semanalmente, foi um dos destaques.

Presente em mais de 150 mil pontos de venda de todo o Brasil, a sandália mantém-se na liderança de mercado devido à excelente relação custo-benefício, comunicação inteligente, presença em importantes eventos de moda e reconhecimento no mercado *premium* internacional. Em 2002, consumidores de 47 países compraram Havaianas. O posicionamento estratégico da marca no exterior chamou a atenção da imprensa internacional, como The Wall Street Journal, que publicou uma matéria exclusiva sobre as sandálias. Outra relevância foi ter as cobiçadas Havaianas vendidas nas lojas dos aeroportos internacionais de São Paulo e do Rio de Janeiro.

Como parte da estratégia de manutenção da atratividade da marca, foram lançadas novas cores e modelos. As versões Trekking, Style e Color Beach contribuíram para melhorar o mix de vendas. As Havaianas Cinco Estrelas, criadas em comemoração à vitória do Brasil na Copa do Mundo, foram produzidas e distribuídas em tempo recorde, demonstrando a agilidade e o entrosamento das equipes.

Mantendo a tradição de grande anunciante, as sandálias contaram com novos garotos-propaganda, como Marcelo Antony, Daniela Cicarelli e Toni Garrido, mas vão entrar para a história com o filme "Deusas", que reuniu 11 estrelas de importantes comerciais da marca.

EVERYBODY WEARS THEM

Havaianas has achieved 40 years of success and has maintained its position as leader in the rubber sandal segment, having sold, by the end of 2002, 2.5 billion pairs, since they were first launched.

In the last quarter alone, sales grew by 11% when compared to the same period in the previous year.

Support for the different distribution channels, the launch of greater added-value products, help from the media and the strength of the brand name stimulated the wish to day Havainas. Help for the self-service network, given by a team of sales promoters who paid weekly visits to the sales outlets, was one of the highlights of the year.

The sandals, which can be found in over 150,000 sales outlets throughout Brazil, maintain their leadership in the market because of their excellent value-for-money concept, intelligent communication, presence in the most important fashion events and recognition by the international premium footwear market. In 2002, consumers in 47 countries were able to buy Havaianas sandals. Strategic positioning of the brand overseas attracted the attention of the international press; the Wall Street Journal published an exclusive article about the sandals. Another relevant factor was that the highly sought after. Havaianas started to be sold in shops at the international airports in São Paulo and Rio de Janeiro.

New colors and models were launched as part of the strategy for maintaining the brand's attractiveness. The Trekking, Style and Color Beach models helped improve sales mix. Havaianas Cinco Estrelas, created to commemorate Brazil's victory in the Soccer World Cup, were produced and distributed in record time, thereby demonstrating the agility of our teams and the cooperation that exists between them.

True to their tradition as major advertisers, the sandals were endorsed by Brazilian propaganda stars Marcelo Antony, Daniela Cicarelli and Toni Garrido. But the brand will go down in history because of the advertising film, "Deusas" (Goddesses) which brought together 11 stars from its old commercials.


RAINHA
RAINHA

NO LIMITE DO PRAZER

Apontada como Top of Mind pelo 9º ano consecutivo pelo Instituto Datafolha, a Rainha é a primeira marca que vem à cabeça da maioria dos brasileiros quando o assunto é tênis. Tamanho prestígio deriva da preocupação e habilidade da marca em surpreender o consumidor. Neste início de século, as pessoas estão descobrindo que esporte não tem a ver com sacrifício, mas com bem-estar. A Rainha é responsável pela disseminação desse novo conceito, como ficou constatado na campanha publicitária de 2002, que propagou a mensagem do "esporte no limite do prazer". Em vez de propor a superação dos limites, a Rainha foi a primeira marca esportiva a aconselhar as pessoas a não abusar do próprio corpo.

Assegurar a performance e o conforto é uma meta que a Rainha persegue através de constantes investimentos em pesquisa e tecnologia. Muitas vezes, a marca antecipa-se às necessidades do consumidor e surpreende o mercado com produtos revolucionários. É esse o caso do Rainha System, a única tecnologia de amortecimento interativa, que o usuário adapta para o seu biótipo.

As fábricas responsáveis pela produção dos tênis Rainha abrigam máquinas de alta tecnologia capazes de responder à constante renovação da linha de produtos. Em 2002, foram lançados 39 modelos com maior valor agregado, que colaboraram para o incremento das vendas e o aumento da rentabilidade do negócio.

As ações de relacionamento esportivo também merecem destaque, sobretudo porque ajudaram a fortalecer o vínculo da marca com o vôlei. Patrocinadora de grandes atletas - como Marcelo Negrão (medalha de ouro em Barcelona/92), Jacqueline Silva (medalha de ouro em Atlanta/96) e Ricardo Alex, Rei da Praia 2002 - e de grandes times como Suzano e BCN/Osasco, a Rainha terminou o ano como patrocinadora oficial da Superliga de Voleibol e do Grand Prix de Vôlei, dois torneios de grande importância no calendário nacional.

ON THE EDGE OF FUN

Rainha, the Winner of the "Top of Mind" prize for the 9th consecutive year, is the first brand name that comes to mind for the majority of Brazilians when talking about sneakers. The extent of its prestige and charisma derives from the concern and skill the brand has for surprising the consumer. At the beginning of this new century people are realizing that sport is not about making a sacrifice, but about well-being. Rainha is responsible for spreading this new concept, as was seen during the 2002 publicity campaign, which put out the message "sports on the edge of fun". Instead of suggesting that they should go beyond the limits, Rainha was the first sporting brand to advise people not to abuse their own bodies.

Rainha's aim to guarantee performance and comfort is one it pursues constantly by investing in research and technology. The brand frequently anticipates what the consumer needs and surprises the market with revolutionary products. This is the case with the Rainha System, the only interactive cushioning technology that the wearer adapts to suit his or her own particular biotype.

The plants that are responsible for the production of sports shoes have high tech machinery capable of responding to the constant changes in product lines, in 2002, 30 models with higher added value were launched, which helped push sales and increase the profitability of the business.

Sporting relationship activities are also worth mentioning, above all because they help strengthen the links between the brand and volleyball. Rainha, as the sponsor of great athletes such as Marcelo Negrão (Gold medallist in Barcelona in 1992), Jacqueline Silva (Gold medallist in Atlanta in 1996) and Ricardo Alex, Beach King 2002, and renowned teams like Suzano and BCN/Osasco, ended the year as the official sponsor of the Volleyball Super League and the Volleyball Grand Prix, two very important tournaments in the national sporting calendar.


TOPPER
FUTEBOL É COISA SÉRIA

FUTEBOL É COISA SÉRIA

É assim que a Topper encara o esporte mais difundido no país e no mundo e é por isso que a marca investe no desenvolvimento de novas tecnologias para a fabricação de calçados, bolas e uniformes, para futebol de campo, society, futsal e indoor. Líder no mercado de futebol, em 2002 a Topper lançou 34 novos modelos, que ajudaram a fortalecer a imagem da marca junto ao público consumidor.

Os calçados são produzidos na unidade de Natal (RN), onde foi erguido um pólo tecnológico de R$ 10 milhões e também nas fábricas de Santa Rita (PB) e Veranópolis (RS). O objetivo da marca é ganhar competitividade e sustentar sua crescente participação no mercado internacional. Graças a esse investimento, as células de produção aumentaram sua flexibilidade e a produtividade da fábrica cresceu cerca de 40%.

A fábrica de bolas de Veranópolis também passou por um processo de modernização do parque industrial, que exigiu investimento de R$ 1,5 milhão. A intenção foi duplicar a produção de bolas, para obter a liderança de mercado. Para difundir o nome da marca e democratizar o acesso ao produto, foi iniciado um trabalho de treinamento de professores da rede pública de ensino, que aprendem a reconhecer a qualidade de uma bola e dão aulas com os produtos da Topper.

A marca também realizou um programa de treinamento de balconistas, visando aumentar o volume das vendas. A idéia foi amparada por uma pesquisa indicando que 70% das escolhas de calçados são decididas dentro da loja. Com esse trabalho, a Topper contribuiu para a profissionalização do atendimento e passou a ser percebida como uma marca que valoriza e reconhece a importância dos balconistas.

As campanhas da Topper também merecem ser lembradas, sobretudo porque souberam valorizar o grande diferencial da marca, que é a tecnologia.

A Topper patrocina várias federações e equipes de futebol de campo, a saber: Corinthians (SP), Internacional (RS), Cruzeiro (MG), Remo (PA), Vitória (BA) e Esporte Recife (PE). A marca também comanda o maior torneio de futebol de salão de que se tem notícia e é responsável pelo crescimento dessa modalidade. A Copa Topper de Futsal de 2002 foi a 9ª edição do evento, disputado por 824 equipes, num total de 14 mil atletas. Realmente, *futebol é coisa séria*.

SOCCER IS A SERIOUS BUSINESS

This is how Topper regards the most popular sport in the country and the world and it is for this reason that the brand invests in the development of new technologies for manufacturing boots, balls and uniforms for regular, five-a-side and indoor soccer. Topper is the leader in the soccer market, and in 2002 launched 34 new models that helped strengthen brand image vis-à-vis the consuming public.

Football shoes are produced in the Natal plant where a R$10 million technology center has been built, and also the Santa Rita (PB) and Veranópolis (RS) plants. The aim of the brand is to gain competitivity and maintain its growing share in international markets. Thanks to this investment the production cells increased their flexibility and the productivity of the factory grew nearly 40%.

The Veranopolis ball factory also went through a process of modernizing its industrial facility that required an investment of R$1.5 million. The idea was to double ball production to become leader in the market. In order to spread the brand name and make the product more accessible to everyone, the company started a training program for teachers in public schools, who learn to recognize quality in a ball and give lessons using Topper products.

The brand also organized a training program for store assistants, eith the aim of increasing sales volume. This idea was supported by research that indicated that 70% of people choose their football shoes when they get to the store. By taking this initiativeTopper helped make the assistance given in stores more professional. It became seen as the brand that gives value to and recognizes the importance of the store assistant´s work.

Topper's publicity campaigns are also worth remembering, above all because they managed to add value to the differential the brand has, which is technology.

As the sponsor of various regular and five-a-side federations and teams, such as Corinthians (SP), Internacional (RS, Cruzeiro (MG), Remo (PA), Vitória (BA) e Esporte Recife (PE) . The brand also looks after the largest five-a-side tournament and is responsible for the growth of the sport. The Topper Five-a-side Cup in 2002 was the 9th that had been played and was disputed by 824 teams and 14,000 players. Soccer is indeed a serious business.


Mizuno Wave.
Tecnologia
de amortecimento
e estabilidade.
MIZUNO
SERIOUS PERFORMANCE
Única tecnologia aprovada
pela Sociedade Brasileira de
Medicina do Esporte.

SERIOUS PERFORMANCE

Marca internacional líder no segmento de calçados premium, a Mizuno consolidou sua imagem com produtos de alta performance e 2,1 milhões de pares vendidos, o que representou um crescimento médio de 26% no volume e na receita de vendas. Ao todo, foram lançados 37 modelos em 2002, contra 17 em 2001. Houve um aumento de 155% no *share* dos calçados com tecnologia Wave. A transferência do Núcleo de Desenvolvimento de Calçados da unidade de Franca para a fábrica de Veranópolis contribuiu na velocidade dos lançamentos e na racionalização dos custos.

Essas conquistas são fruto do posicionamento bem definido da marca, a única que possui tecnologia Wave (que combina amortecimento com estabilidade), personaliza o modelo de tênis de acordo com o tipo de pé e pisada e possui o selo da Sociedade Brasileira de Medicina Esportiva. Essas vantagens permitem ações exclusivas no comércio, como o Teste do Pedígrafo, que agrega valor ao produto, cria um diferencial no ponto de venda e aumenta a confiança do consumidor na marca.

Outros destaques de 2002 foram as ações de relacionamento com o consumidor, através de e-mail marketing; o contrato de patrocínio com as academias Cia Athletica e Estação do Corpo; e o Projeto Mizuno, que envolveu os colaboradores da fábrica de Veranópolis em torneios esportivos. O campeonato de Futsal contou com 49 equipes e 3 mil participantes. Para as inscrições, levavam-se donativos.

Patrocinados pela Mizuno, vários nomes da elite do atletismo contribuíram para elevar a imagem da marca a cada subida ao pódio. Entre as dez primeiras colocadas na prova feminina da Corrida de São Silvestre 2002, seis eram atletas Mizuno.

Os investimentos em marketing esportivo condizem com a filosofia da marca, de desenvolver artigos esportivos dentro dos mais exigentes níveis de qualidade e inovação, colaborando, assim, para o aperfeiçoamento do esporte no mundo.

SERIOUS PERFORMANCE

Mizuno is the international brand leader in the premium shoe segment and consolidated its image with its high performance products. With a total of 2.1 million pairs of shoes sold, Mizuno had average growth of 26%, both in volume and sales income. In all, 37 models were launched in 2002, compared to 17 in 2001. Another important highlight was the 155% increase in share for shoes with Wave technology. Transfer of the Mizuno Shoe Development Nucleus from Franca to the Veranopolis plant contributed to the speed of the launches and rationalized costs.

These achievements are a result of brand's well-defined position, the only one with Wave technology, which combines cushioning with stability; and personalizes the sneaker model in accordance with customer's foot type and tread. Mizuno Wave is the only international brand that has received the seal of approval from the Brazilian Society for Sports Medicine. This advantage allows it to offer exclusive actions at sales outlets, like the Pedigraph Test. Services such as these add value to the product, create a differential at the point of sale and increase the confidence that the customer has in the brand.

Other highlights in 2002 were the customer relationship activities such as the e-mail marketing, a sponsorship contract signed with the two major Brazilian fitness center organizations, Cia. Athletica and Estação do Corpo, and the Mizuno Project which took place at the Veranópolis plant and involved internal stakeholders in sporting tournaments. The Five-a-side Tournament was disputed by 49 teams and 3000 players. Registration for these events was by donation.

Mizuno sponsorred several athletes whose names are included in the athletic elite, and who helped enhance the brand's image every time they reached the podium. Six out of the first ten places in the 2002 São Silvestre women's race went to athletes from the Mizuno team.

The investments in sports marketing suit the brand's motto of developing sporting goods within the most stringent levels of quality and innovation thus helping sporting activities grow stronger in the world.



Nove entre dez modelos
têm entre três e quatro modelos.
Ficou chique ficar na



PÉS
SETE LÉGUAS TECH: MASTER E BOOT.
AS PRIMEIRAS BOTAS NACIONAIS DE PROTEÇÃO
COM PALMILHA E BIQUEIRA DE AÇO.
SÃO MAIS DE 50 MILHÕES DE PARES PRODUZIDOS, PRESENTES EM DIVERSOS TIPOS DE ATIVIDADES, DE HOSPITAIS À CONSTRUÇÃO CIVIL, DE MINERAÇÃO A LABORATÓRIOS. ESCOLHA ENTRE OS MODELOS O MAIS ADEQUADO PARA A SUA EMPRESA. E TENHA SETE LÉGUAS CUIDANDO DOS PÉS DOS SEUS FUNCIONÁRIOS.
www.seteleguas.com.br 0800 55 71 66

CONGA

O ano iniciou com as atenções voltadas à divulgação do Conga, que foi relançado no final de 2001, depois de sete anos fora do mercado. Enquanto os anúncios de mídia impressa resgatavam as doces lembranças do Conga, com títulos sugestivos como "Vale a pena ter de novo", o tênis conquistava o público formador de opinião, com aparições em eventos como o Amni Hot Spot, São Paulo Fashion Week e Carnaval da Brahma. Inclusive, foi feita uma série limitada para a Daslu, a butique mais sofisticada do Brasil, em sintonia com o mote da campanha: "Ficou chique ficar na lona".

A marca participou das duas temporadas da São Paulo Fashion Week. Nos lançamentos de Outono/Inverno, vários tênis bem coloridos foram usados pelo estilista mineiro Ronaldo Fraga para calçar seus manequins de madeira, que deslizavam por um trilho. Na Primavera/Verão, o estilista Fause Haten lançou o Conga com solado cristal.

O sucesso da reestréia provocou o lançamento de novas cores e modelos, inclusive infantis.

BOTAS SETE LÉGUAS

O ano de 2002 foi especialmente importante para o desenvolvimento do mercado de botas de segurança. A linha Tech, lançada em 2001, são botas que se caracterizam por possuir biqueira e palmilha de aço e servem de EPI (Equipamento de Proteção Individual) a várias indústrias.

Para competir nesse mercado, a Alpargatas buscou um diferencial muito importante: o selo do Inmetro (Instituto Nacional de Metrologia, Normalização e Qualidade Industrial). Os equipamentos de proteção individual necessitam de um certificado de aprovação (CA) do Ministério do Trabalho, obtido conforme laudo do IPT (Instituto de Pesquisas Tecnológicas), que testa exaustivamente o produto. No entanto, como o código não estabelece uma auditoria da produção, a Alpargatas foi buscar o aval do Inmetro, que monitora as entregas no varejo para verificar se estão em conformidade com o CA. O pedido de obtenção do selo foi feito em agosto de 2002, mas ele só foi aprovado em 2003. O fato de não ser obrigatório só reforça o compromisso da Alpargatas com a qualidade dos seus produtos.

Outra ação positiva, que ajudou a aumentar a confiança dos clientes, foi convidá-los para conhecer a fábrica e ver como as botas são feitas.

CONGA

The year began with attentions turned to the advertising campaign announcing Conga, which was relaunched at the end of 2001, after being seven years out of the market. While press advertising resurrected happy memories of Conga, with lines like "Vale a pena ter de novo" (Worth having again), the sneaker was capturing the imagination of the trendsetting public, with appearances at events like the Amni Hot Spot, the São Paulo Fashion Week and the Brahma Carnival. In fact, a limited edition of the sneaker was made for Daslu, the most expensive boutique in Brazil, and this aligned very well with the campaign slogan: "Ficou chique ficar na lona" (It's chic to be on the canvas).

The brand was present at two São Paulo Fashion Week events. In the Autumn/Winter launches, various very colorful sneakers were used by the designer, Ronaldo Fraga, on his wooden fashion mannequins, which slid along a rail. In the Spring/Summer launch the designer Fause Haten, launched the Conga with a glass outsole.

The success of its reappearance stimulated the launch of new colors and models, including children's models.

BOTAS SETE LÉGUAS

The year 2002 was specially important for the development of the safety boot market, the Tech Line. These boots, which were launched in 2001, are characterized by having a toecap and insole made of steel and are used as personal protection equipment in several industries.

In order to compete in this market Alpargatas looked for a very important differential: the Inmetro (national institute of measures, norms and industrial quality) seal of approval. Personal protection equipment needs an approval certificate (AC) from the Ministry of Labor, which is obtained in accordance with a report prepared by the IPT (Technical Research Institute), which tests the product to destruction. But, since the code does not establish any production audit process, Alpargatas sought a guarantee from Inmetro, the body that monitors products delivered to the retail market to check that they are in accordance with the AC. The request for the seal of approval was made in August 2002 but it was only approved in 2003. The fact that it is not compulsory only underlines Alpargatas' commitment to the quality of its products.

A further positive action that helped increase the confidence of our clients was to invite them to visit the plant and see for themselves how the boots are made.


MEGGASHOP
Timberland
MEGGASHOP
TOPPER
5X S/ JUROS
MIZUNO
Futsal TOPPER
24,99
RAINHA
20% 30%
40%
DE DESCONTO
MIZUNO
49,99


Timberland


MEGGASHOP
RAINHA
12

MEGGASHOP

O Meggashop vem se consolidando como um importante elemento estratégico da Alpargatas, que através da rede consegue proteger suas marcas; atingir mercados pouco explorados por seus clientes habituais, sem conflitar com eles; e minimizar os riscos da experimentação e do lançamento de novos produtos.

O Meggashop encerrou 2002 com 25 lojas, em 16 cidades, de oito estados brasileiros. As vendas totalizaram 1,5 milhão de unidades, gerando uma receita 16% superior à de 2001. Foram atendidos 759 mil clientes, que passaram a comprar, em média, 6,5% mais. Esse aumento foi conseqüência do novo layout das lojas, favorecendo a venda adicional.

As principais realizações do ano foram a abertura de quatro lojas e a modernização de quase toda a rede. Das 16 lojas que passaram por reforma, sete já estão completas, dispondo de equipamentos mais modernos, mini quadra, esteiras, telões e *corners* de futebol. Criada para ser um local de experimentação do produto, a mini quadra começou a atrair a molecada, para conforto dos adultos, que agora fazem suas compras tranqüilos e, caso queiram, podem testar os calçados nas esteiras.

O Meggashop introduziu um sistema inédito de auto-atendimento, de baixo custo operacional, porque o estoque fica todo na loja, dispensando a contratação de um grande número de funcionários. Na maior loja da rede, trabalham somente 13 pessoas. Isso não diminui a preocupação em atender bem, oferecendo produtos bonitos e atuais, além de coleções completas.

Embora a linha de calçados responda por 65% do mix de produtos, a participação de confecções e acessórios cresceu bastante em 2002, devido ao desenvolvimento de artigos com as já conhecidas marcas US Top, Jeaneration e Sea Club, além da Soul Action, que foi lançada em 2002, dentro do segmento *running*.

Outra estratégia inovadora foi a promoção do Meggacircão, evento realizado em convênio com os estacionamentos dos shoppings em que há lojas da rede, para escoar pontas-de-estoque. Os produtos são vendidos com descontos que variam de 10% a 15%. Em 2002 houve 12 eventos, em Porto Alegre, Recife, Natal, São José dos Campos e São Paulo.

O projeto do Megga Itinerante, promovido dentro de empresas, cresceu muito em 2002, para além dos principais centros do Brasil.

MEGGASHOP

Meggashop has established itself as one of Alpargatas' important strategic alternatives, which through its network manages to protect its brands, reach markets that are less exploited by its usual clients without entering into conflict with them and minimize the risks associated with experimentation and launch of new products.

Meggashop ended 2002 with 25 stores in 16 cities in eight states in Brazil. Sales reached 1.5 million units and generated revenues 16% greater than in 2001. It served 759,000 clients, who bought on average 6.5% more than the previous year. This increase was the consequence of the new layout in the stores, which led to additional sales.

The main achievements of the year were the opening of four new stores and the modernization of almost the entire store network. Of the 16 stores that were refurbished, seven are already finished and have more modern equipment, a mini-sports court, treadmills, large TV screens and soccer corners. The mini-sports court, which was designed to be a place where products can be tried out, began to attract kids, much to the delight of the adults, who can now go shopping in peace and, if they want, can test the shoes on the treadmills.

Meggashop introduced a hitherto unknown self-service system, with low operating costs because the stock is all in the store, thereby doing away with the need to hire a large number of employees. Only 13 people work in the largest shop in the chain. This does not decrease the company's concern with providing good service, by offering attractive and up-to-date products, as well as full-line collections.

While the line of shoes corresponds to 65% of the product mix, the share of clothes and accessories grew considerably in 2002, thanks to the development of articles like the already well-known US Top, Jeaneration and Sea Club, as well as Soul Action, this one launched in 2002 in the running segment.

Another innovative strategy was the Meggacircus promotion, an event that took place in agreement with the parking lots in the shopping malls where there are Meggashop stores, in order to offload stock from warehouses. Products are sold with discounts that vary from 10% to 15%. In 2002 there were 12 such events in Porto Alegre, Recife, Natal, São Jose dos Campos and São Paulo.

The "Megga Itinerante" project (Megga Traveler Project), that took place within companies, grew considerably in 2002 and spread beyond the main centers in Brazil.


Timberland
for the journey
Nenhum 4x4 chega tão longe.
GORGE
SOLADO BSFP™
Melhor breque, suporte, flexibilidade e propulsão.
SHOCK DIFFUSION PLATE
Distribui a pressão, diminuindo os efeitos dos impactos.
PALMILHA ANATÔMICA DE E.V.A.
Garante conforto e suporte para o arco dos pés.
TIMBERLAND
www.timberland.com.br – AMC: 0800 55
TIMBERLAND, AND BSFP ARE TRADEMARKS OR REGISTERED TRADEMARKS OF THE TIMBERLAND COMPANY. ©2002 THE TIMBERLAND COMPANY. ALL RIGHTS RESERVED.

TIMBERLAND

Marca de *outdoor wear* de maior expressão no mundo, a Timberland está em grande evidência no Brasil, onde é fabricada e distribuída pela São Paulo Alpargatas desde 1996. Em 2002, a Timberland apresentou crescimento médio de 27% no volume e na receita de vendas, devido ao aumento de conhecimento da marca, à ampliação dos canais de distribuição e ao lançamento de produtos de maior valor agregado e grande aceitação.

Antes restrita às lojas exclusivas, a linha de confecções passou a ser oferecida aos clientes multimarcas, facilitando a conquista de espaços importantes dentro dos pontos de venda formadores de opinião. A Timberland também abriu novos clientes e fechou o ano com uma carteira superior a 400 lojas multimarcas, que responderam por 65% do negócio.

Outros destaques foram a elevação do índice de nacionalização de produtos e a participação da Timberland na Adventures Sports Fair, maior feira de esportes e turismo de aventura da América Latina.

A comunicação foi focada na mídia impressa, com anúncios de página inteira na revista Veja nacional. Ao todo, foram 14 inserções, de abril a dezembro. Além disso, foram realizados importantes investimentos nos pontos de vendas.

As ações de responsabilidade social, promovidas pelas equipes das lojas da Timberland, ajudaram a consolidar a imagem de marca cidadã. Numa fria madrugada do mês de julho, um grupo de funcionários das lojas percorreu locais como a Praça da Sé, o Minhocão, o Teatro Municipal de São Paulo, a Estação da Luz, a Av. do Estado, a Baixada do Glicério e a Ponte da Av. dos Bandeirantes, para entregar a moradores de rua 300 cobertores e centenas de peças de roupas arrecadados na Campanha do Agasalho 2002. A ação inspirou o lançamento do projeto "Um Natal Melhor", em dezembro de 2002, que se repetirá em 2003. Os funcionários das lojas dos shoppings Morumbi, Iguatemi e da Rua Oscar Freire vão doar dinheiro ao longo do ano, para a compra de cestas básicas e roupas, que serão distribuídas para pessoas carentes no dia 25 de dezembro.

TIMBERLAND

Timberland, which is the outdoor wear brand with the largest worldwide recognition, has gained growing distinction in Brazil, where it has been manufactured by São Paulo Alpargatas since 1996. In 2002, Timberland grew on average by 27% in volume and sales revenue, due to an increase in brand awareness, the broadening of the distribution channels and the launch of products with greater added value and acceptance.

Previously restricted to exclusive stores the apparel line began to be offered to multibrand customers, thereby facilitating the conquest of significant space in sales outlets that are trend setters. Timberland also invested in winning new clients and ended the year with a portfolio of more than 400 multibrand stores that were responsible for 65% of sales.

Other highlights were the increase in the percentage of products produced nationally and Timberland's participation in the Adventure Sports Fair, the largest sports and adventure tourism fair in Latin America.

Communication was concentrated on the printed media, with whole-page advertisements in the national magazine, "Veja". The ad was run 14 times in all, from April to December. In addition, we made significant investments in sales outlets.

The social responsibility activities, organized by Timberland store teams, helped consolidate its image as a citizenship brand. On a cold July morning, a group of employees from the stores visited places such as Praça da Sé, the "Minhocão", the São Paulo Municipal Theater, the "Estação da Luz" area, Avenida do Estado, Baixo Glicério and the bridge over the Avenida Bandeirantes, to deliver 300 blankets and hundreds of items of clothing, collected during the 2002 Wrap Up Warm Campaign, to homeless people. The action inspired the launch of the "For a Better Christmas" project in December 2002, which will be repeated in 2003. Employees from the stores in the Morumbi, Iguatemi and Oscar Freire Shopping Malls are going to donate money throughout the year to buy food parcels and clothes that will be distributed to needy people on the 25th of December.


NIGHT&DAY POLI LIGHT
RETÉM CHUVA, VENTO, RAIOS
ULTRAVIOLETAS.
SÓ DEIXA PASSAR ELOGIO.
NIGHT&DAY POLI LIGHT. LUMINOSIDADE NATURAL.
BELEZA E PROTEÇÃO PARA O SEU PROJETO.
AMC - Atendimento Master ao Consumidor:
Se você está procurando um material que deixe passar a luminosidade natural e ao mesmo tempo proteja e embeleze seu projeto, peça Night&Day Poli Light. Night&Day Poli Light é o primeiro laminado de poliéster/PVC desenvolvido para aplicação em coberturas arquitetônicas. Flexível e impermeável, ele se molda facilmente a qualquer tipo de estrutura. Além disso, o Night&Day Poli Light tem a qualidade que só a Alpargatas pode proporcionar.
NIGHT &DAY Poli Light
Não deixe sua carga ficar pela estrada.
Use a lona Locomotiva no seu caminhão.
LOCOMOTIVA

LONAS E COBERTURAS

A estratégia de buscar novas oportunidades levou à abertura de mercados pouco convencionais para o negócio de Lonas e Coberturas. As lonas passaram a cobrir fardos de algodão e tanques para esterqueiras; o Lonil tem sido cada vez mais utilizado para a armazenagem de produtos a céu aberto; e o Lonil Atóxico é usado em tanques de decantação.

O plano de abrir novos mercados exigiu mais preparo de toda a equipe, incluindo o pessoal de fábrica, que foi alvo de um trabalho de disseminação da importância da diversificação das atividades. A empresa também investiu pesadamente no treinamento de balconistas, que respondem pelas vendas diretas ao consumidor, no atacado e no varejo. Ao todo, em 2002 foram treinados mais de 1300 vendedores, de todo o Brasil.

Além de pesquisar novos segmentos, a equipe empenhou-se em desenvolver soluções para os mais diversos ramos da indústria, serviço e comércio. Um projeto de grande sucesso foi o lançamento da lona de algodão cru, para a cobertura de garrafas PET, que ajudou a diminuir o índice de perdas por transporte.

Reconhecida como a marca mais tradicional do setor de transporte de carga, Locomotiva fortaleceu sua imagem junto aos caminhoneiros, ao patrocinar, pelo quarto ano consecutivo, o concurso de frases de pára-choque para a campanha de conscientização sobre a AIDS, do Ministério da Saúde. A marca ainda promoveu palestras de prevenção, nos postos onde ocorrem as festas do Caminhoneiro, do Carreteiro e a Exposafra. Desde que a campanha foi lançada, o número de motoristas portadores de HIV continua estacionado na faixa de 0,6 % da frota de 1,2 milhão de caminhões. Graças ao sucesso da iniciativa, o Ministério da Saúde entregou o Prêmio Parceria do Ano à empresa, no início de 2003.

Ao todo, as marcas Encerado Locomotiva, Lonil, Lonaleve e Night&Day venderam 19,3 milhões de metros quadrados. A linha decorativa teve um desempenho em vendas 22% maior que o do ano anterior. A adoção de uma política mais agressiva na linha de PVC e o lançamento de novos produtos, como o Lonil 7000 e o Lonil Atóxico, contribuíram para que essa família superasse em 17% o faturamento de 2001. O ano também foi marcado por duas exposições para o relançamento da coleção Acrikolor e dos tecidos para persianas verticais.

COVERINGS AND INDUSTRIAL FABRICS

The strategy of looking for new opportunities led us to start trading with markets that were not our conventional ones, as far as the Industrial Fabrics and Covering business is concerned. Our industrial fabrics began to be used for covering bales of cotton and tanks for storing slurry (natural liquid fertilizers); the Lonil product has been increasingly used for protecting products stored in the open air; and Lonil Atoxico (non-toxic) has been used on tanks for decanting liquids.

The plan to open up new markets demanded that the whole team, including plant personnel, be better prepared. Employees were the target of a campaign to show how important diversification is for our activities. The company also invested heavily in training for the store assistants who are responsible for direct sales to the final customer in both the wholesale and retail trade. In 2002 more than 1,300 sales persons throughout Brazil were trained.

Besides researching into new segments the team made efforts to develop solutions for the most diverse areas in industry, commerce and services. One of the most successful projects was the launch of the crude cotton tarpaulin for covering PET bottles, and which helped reduce the losses occurring during transport.

Locomotiva, which is recognized as the oldest brand in the heavy transport sector, strengthened its image vis-à-vis truck drivers when, for the fourth year in a row, it sponsored the bumper-sticker phrase competition for the Ministry of Health's Aids awareness campaign. Locomotiva also arranged talks on AIDs prevention in those gas stations where the Truck-drivers and Exposafra shows occur. Since the campaign was launched the number of drivers who are HIV positive has remained the same, at around 0.6% of the total number of drivers of the 1.2 million fleet of trucks. Because of the success of the initiative the Ministry of Health awarded the company the Partnership of the Year Prize at the beginning of 2003.

As a whole the Encerado Locomotiva, Lonil, Lonaleve and Night&Day brands sold more than 19.3 million square meters of products. The decoration sector product lines sold 22% more than in the previous year. Adopting a more aggressive policy for the PVC line and launching new products, such as Lonil 7000 and Lonil Atoxico, helped this family of products achieve revenues that were 17% greater than in 2001. The year was also marked by two shows, for relaunching the Acrikolor collection and the fabrics for vertical blinds.


INDIAN
OCEAN
kichute

EXPORTAÇÃO

O primeiro passo da empresa para se inserir no mercado globalizado foi encarar as exportações de maneira estratégica e não oportunista, com total comprometimento ao mercado externo.

Foi criada a figura do *trader*, profissional que ajuda os distribuidores a promover os negócios e a correta exposição dos produtos nos pontos-de-venda.

Por estar totalmente consolidada no Brasil, Havaianas foi a marca mais trabalhada no mercado externo em 2002. As sandálias participaram de uma mostra sobre a América Latina nas Galeries Lafayette, em Paris, onde começaram a ser vendidas às vésperas do verão europeu. As Galeries Lafayette são uma vitrine para o mundo e isso facilitou muito a exportação de Havaianas para outros países, entre eles Itália, Inglaterra, Grécia, Suíça, Japão, Dinamarca, Israel e Arábia Saudita. Na Itália, Havaianas chegou a custar US$ 80, nas versões customizadas das marcas Gucci, Prada e Fiorucci.

Havaianas marcou presença na temporada do prêt-à-porter francês. O estilista Jean Paul Gaultier utilizou 100 pares em seu desfile. A sandália desfilou com Fause Haten, Walter Rodrigues e Rosa Chá, nas temporadas de Paris, Milão e Nova York. Também enfeitou as melhores butiques da Riviera Francesa em Mônaco, onde a princesa Stephanie é cliente habitual.

O restaurante Favela Chic, de Paris, cujos donos são brasileiros, colocou as Havaianas na contracapa do seu CD. Para promover o disco, a Fenac montou um display com as sandálias.

Nos Estados Unidos, as Havaianas participaram da Semana de Moda de Nova York e foram pauta de uma reportagem da rede de televisão NBC e matéria de capa do Wall Street Journal. Na Austrália, as "Havies" já são preferidas por oito entre dez usuários de sandálias de dedo.

A Topper também teve uma participação importante nas exportações, sobretudo para o Japão. A Rainha foi exportada para Portugal, Japão e Costa Rica, onde é forte no segmento de futebol de salão. O Caribe respondeu por 40 % das exportações de Lonas e Coberturas. Samoa teve bom desempenho no Caribe, Colômbia e México.

Além da postura de valorizar o produto "Made in Brazil", o êxito das exportações foi devido à habilidade em detectar o distribuidor certo e juntar uma equipe de gente jovem e disposta a percorrer o mundo, sem preconceitos.

EXPORTS

The first step the company took when it decided to enter into the globalized market was to look at exports in a strategic and not an opportunistic manner hence in the full commitment to external markets. The position of trader was established. A trader is a professional who helps distributors promote sales and display the products correctly in the sales outlets.

Because its position was already fully consolidated in Brazil, Havaianas was the brand chosen to receive most exposure in export markets in 2002. The sandals were included in a display about Latin America in Galeries Lafayette in Paris, where the shoes began to be sold just as the European summer was beginning. Galeries Lafayette is a shop window for the world and this greatly helped the exports of Havaianas to other countries, such as Italy, England, Greece, Switzerland, Denmark, Israel and Saudi Arabia. In Italy, tailor-made models of Havaianas produced for Gucci, Prada, Fiorucci, were sold for as much as US$80.

Havaianas made their presence felt in the French ready-to-wear season. The designer Jean Paul Gaultier used 100 pairs in his fashion parade. The sandals were worn in the fashion parades of Fause Haten, Walter Rodrigues and Rosa Chá in the Paris, Milan and New York seasons. They also graced the best boutiques on the French Riviera. In Monaca where Princess Stephanie was a regular customer.

The Brazilian owners of the Favela Chic restaurant in Paris put Havaianas on the inside cover of their CD. In order to promote the CD, Fenac put together a display using the sandals.

In the United States Havaianas took part in the New York Fashion Week, were the subject of a report by the TV network, NBC and made the front page of the Wall Street Journal. In Australia, "Havies" are now preferred by eight out of every ten flip-flop wearers.

Topper also played an important part in our export drive, mostly to Japan. Rainha was exported to Portugal, Japan and Costa Rica, where it is strong in the indoor soccer segment. The Caribbean took 40% of the Tarpaulin and Industrial Fabrics Division exports. Samoa's performance was positive in the Caribbean, Colombia and Mexico.

Besides adding value to products "made in Brazil", the success of our exports was due to the skill in finding the right distributor and putting together a team of young people who were prepared to travel all over the world without any prejudices.

Áreas Corporativas

Corporate Areas

RECURSOS HUMANOS

Em 2002, a São Paulo Alpargatas colocou-se na vanguarda na área de recursos humanos, com uma estrutura montada para agilizar as respostas do RH às necessidades de cada gestor. O sistema é considerado um dos mais modernos, porque conta com um novo tipo de profissional, o consultor de RH. Ele atua como ouvidor, a fim de detectar os problemas antes que eles estourem. Tem, portanto, um papel estratégico.

A Alpargatas possui seis consultores, um para cada unidade de negócio: Rainha, Topper e Mizuno; Lonas e Coberturas; Sandálias; Varejo Estratégico e Calçados Profissionais e de Moda; Administração e Finanças; além de Funções Corporativas.

Os consultores contam com o apoio do pool de RH, que presta serviços de Recrutamento e Seleção, Treinamento e Remuneração, Departamento Pessoal e Pesquisa Salarial. Para os gestores, o processo ficou mais ágil porque, agora, eles não precisam mais se comunicar com os responsáveis por cada uma dessas áreas, mas apenas com o consultor.

Nas fábricas, ficam os gerentes de RH, encarregados de cuidar do dia-a-dia da unidade.

Outra grande realização da área de recursos humanos foi preparar o lançamento do maior programa de desenvolvimento gerencial da história da companhia, o TOP 6 (leia mais em Educação e Treinamento).

HUMAN RESOURCES

In 2002, São Paulo Alpargatas placed itself at the forefront in the area of human resources management with a structure put together to speed up the response of the Human Resources Department to the needs of each manager. The system is considered to be one of the most up-to-date, because it has a new type of professional, the Human Resource consultant. The consultant acts as a counselor, in order to detect problems before they flare up. He or she therefore has a strategic role.

Alpargatas has six consultants, one for each business unit: Rainha, Topper and Mizuno; Industrial Fabrics and Coverings; Sandals; Strategic Retail and Professional and Fashion Footwear; Administration and Finance; as well as Corporate Functions.

The consultants are supported by the HR pool that provides Recruitment and Selection, Training and Remuneration, Personnel Department and Salary Research services. For managers the process has become more agile because now they no longer need to communicate with those responsible for each one of these areas, just with the consultant.

The HR managers who look after the day-to-day affairs of the unit are based in the plants.

Another great achievement of the human resources area was to prepare the launch of the major management development program in the history of the company, the TOP 6 (read more about it in Education and Training).

ADMINISTRAÇÃO E FINANÇAS E TECNOLOGIA DA INFORMAÇÃO

A área de Administração e Finanças e Tecnologia da Informação da Alpargatas, desenvolveu em 2002, vários projetos importantes de apoio às estratégias de crescimento da Companhia. O projeto de Dinamização da Gestão de Finanças foi concluído com sucesso e seus principais objetivos alcançados: reduzir o prazo do ciclo de fechamento contábil, garantir a confiabilidade e qualidade das informações relativas a custos, com a implantação do Sistema de Custeio por Atividade, bem como, das informações contábeis e financeiras e da gestão do caixa. Implementamos uma nova estrutura organizacional para a função financeira, criando líderes dos processos financeiros e das células de trabalho e adequamos e capacitamos os colaboradores da área financeira para o trabalho no novo modelo.

Desenvolvemos um *Business Case*, com o objetivo de avaliar a implementação de um Sistema Integrado de Gestão na companhia. Os trabalhos envolveram o mapeamento dos processos operacionais, levantamento das necessidades de melhorias, análise do retorno do investimento em um Sistema Integrado de Gestão e avaliação e seleção do melhor fornecedor.

Outro projeto de destaque foi a obtenção, pela terceira vez, de uma linha de crédito de longo prazo, junto ao IFC - International Finance Corporation. Os recursos serão usados para financiar a modernização dos processos de produção, a expansão da capacidade produtiva, a capacitação dos funcionários e a melhoria dos programas de meio ambiente, saúde e segurança do trabalho.

ADMINISTRATION, FINANCE AND INFORMATION TECHNOLOGY

In 2002, the Alpargatas Administration, Finance and Information Technology Department undertook a number of outstanding projects to support growth in the Company. The "Dinamização da Gestão de Finanças" project (Making Financial Management More Dynamic) was very successful with the achievement of all its main objectives: to reduce the time taken for closing the books in each accounting period and to guarantee the reliability and quality of information about costs, with the implementation of the ABC - Activity-Based Costing system, as well as the accounting, financial and cash management information. We introduced a new organization structure for the finance function by creating leaders for the financial processes and work cells. We also trained and skilled up the employees in the Financial Department for this new way of working.

We produced a Business Case, with the aim of evaluating the setting up of an Integrated Management System in the Company. The work involved mapping out the operating processes, a review of the things that needed improving, an analysis of the return on investment of an Integrated Management System and the evaluation and selection of the best supplier.

Another project that stood out was the one which, for the third time, secured a long-term line of credit from the International Finance Corporation (IFC). The funds were used to finance the modernization of our production processes, expand production capacity, train the employees and improve the environmental, health and work safety programs.

SUPRIMENTOS E LOGÍSTICA

Graças à introdução da ferramenta S&OP (Vendas e Operação de Manufatura), o planejamento da demanda passou a ser feito em conjunto com o *marketing*, vendas, fábricas e área de planejamento central, resultando numa melhora das acurácias.

A empresa também avançou no terreno da logística colaborativa, cuja proposta é juntar produtos de duas ou mais empresas, para consolidar cargas e otimizar a capacidade e o custo do transporte. Em 2002, foi implantado um projeto piloto na rota entre São Paulo e Campina Grande, com sucesso.

Outro destaque foi o Planejamento Estratégico de compras, que incluiu a análise de toda a carteira de fornecedores, para que cada um deles fosse desenvolvido e negociado de maneira diferenciada. Também foi introduzida uma inovação no processo de desenvolvimento de materiais. O fornecedor, que era chamado a participar somente das últimas etapas de um projeto, agora é envolvido mais cedo, nas primeiras reuniões de *briefing* com *marketing*, suprimentos e vendas. É a famosa engenharia simultânea, que estimula a troca de informações e gera mais agilidade, qualidade e criatividade.

PROCUREMENT AND LOGISTICS

Thanks to the introduction of the S&OP tool (sales and manufacturing operations) demand planning began to be carried out in conjunction with the marketing, sales and central planning areas and with the plants. This resulted in a more accurate end-product.

The company also made strides in the direction of cooperative logistics, which is nothing more than bringing together products from two or more companies and consolidating the loads to make optimum use of capacity and reduce the cost of transport. In 2002, the pilot project was successfully introduced on the trip between São Paulo and Campina Grande.

Another highlight was the Strategic Procurement Planning which included an analysis of all suppliers, so that each one of them could be developed and negotiated with on an individual basis. We also introduced an innovation in the materials development process. The supplier, who previously had only been invited to participate during the final steps of the project, is now involved earlier, at the time of the first briefing meetings with the marketing, supplies and sales areas. This is the well-known simultaneous engineering that encourages the exchange of information and creates more agility, quality and creativity.

COMUNICAÇÃO E MÍDIA

A Alpargatas comprou pela quarta vez uma cota de patrocínio do futebol da Rede Globo de Televisão, a maior entrega publicitária do mercado brasileiro com mais de 40.000 GRP (soma dos pontos brutos de audiência). Desta forma, as marcas Havaianas, Rainha, Topper e Mizuno tiveram importante presença na mídia eletrônica, atingindo alto *recall* para seus comerciais.

Em mídia impressa, Havaianas se destacou: uma de suas campanhas foi premiada com a Árvore de Ouro do Prêmio Abril de Publicidade e todas as outras foram, também, finalistas.

Mizuno conquistou o maior prêmio da propaganda mundial, um Leão de Ouro, no Festival de Cannes.

Topper esteve presente o ano todo quando o assunto foi futebol e renovou seus filmes, sempre fiel ao mote "Futebol é Coisa Séria". Rainha, Top of Mind da categoria tênis, lançou sua nova campanha: Esporte no Limite do Prazer, estrelada pelo apresentador Luciano Huck.

Todos estes prêmios e reconhecimentos, além da grande exposição das marcas na mídia espontânea, contribuíram para a construção de marcas cada vez mais fortes e desejadas pelo consumidor.

Internacionalmente as Havaianas são a única marca brasileira a aparecer na prestigiada revista *Wall Paper*, que circula em todos os importantes centros mundiais de moda e *design*, atingindo com precisão formadores de opinião.

Internamente, a gestão foi marcada pela reativação da Intranet, que oferece uma série de serviços úteis.

A área de Comunicação e Mídia também é responsável pela revista Alpargatas Hoje, pelo Informativo do Instituto Alpargatas, edições especiais para as fábricas e criação e desenvolvimento da maioria dos sites das marcas.

COMMUNICATION AND MEDIA

For the fourth time Alpargatas bought a soccer sponsorship share on the Globo television network the largest publicity "machine" in Brazil with more than 40,000 GRP (Gross Rating Point). In this way the Havaianas, Rainha, Topper and Mizuno brands guaranteed a significant presence in the electronic media and achieved high audience recall for their commercials.

As far as the printed media was concerned Havaianas stood out: all its advertising campaigns were finalists in the Abril Prize competition and one of them was the outright winner, receiving the Árvore de Ouro ("Golden Tree" award).

Mizuno won the most important prize in world advertising, a Golden Lion at the Cannes Festival.

Throughout the whole year whenever soccer was mentioned Topper was there and it remade its films, while staying faithful to its slogan, "Futebol é Coisa Séria" (Soccer is a serious business).

Rainha, Top of Mind in the trainer category, launched a new campaign: "Esporte no Limite do Prazer" (Sport on the Edge of Fun) which starred the TV presenter, Luciano Huck.

All these prizes and this recognition, besides being great exposure for the brands in the media, contributed to making them increasingly stronger and more sought after by consumers.

Internationally, Havaianas is the only Brazilian brand to have appeared in the celebrated Wall Paper magazine, that can be found in all the important fashion and design centers worldwide and that reaches those very people who are the trend setters.

Internally, our management was marked by reactivation of the Intranet, which provides a series of useful information. .

The Communication and Media department is also responsible for the "Alpargatas Hoje" newsletter, the Alpargatas Institute´s "Informativo Social" (Social Newsletter) and for the special editions for the plants and for the development of most of the brands´ web pages.

RELATÓRIO SOCIAL
2002
SOCIAL REPORT



Perfil dos Colaboradores

Profile of Stakeholders

A São Paulo Alpargatas é uma empresa socialmente responsável, que não se limita a respeitar os direitos dos trabalhadores, consolidados na legislação trabalhista e nos padrões da OIT (Organização Internacional do Trabalho). Ainda que esse seja um pressuposto indispensável, a empresa vai além e investe no desenvolvimento pessoal e profissional de seus empregados, na melhoria das condições de trabalho, na segurança, na promoção e prevenção da saúde e no estreitamento de suas relações com seus funcionários.

São Paulo Alpargatas is a socially responsible company, which does not limit itself to merely respecting the rights of its workers, who are hired in line with labor legislation and the standards of the International Labor Organization, even though the former should obviously go without saying. The company goes further and invests in the personal and professional development of its employees, in improving working conditions, in safety, in promoting health prevention and in strengthening the ties with its stakeholders.

POR SEXO / *PER GENDER*


55%
45%
Mulheres / Female
Homens / Male

POR RAÇA / *PER RACE*


45%
55%
Brancos / White
Negros / Pardos / Black / Colored

NECESSIDADES ESPECIAIS / *PEOPLE WITH DISABILITIES*


5%
95%
Portadores de Necessidades Especiais
Employees with Disabilities
Demais Funcionários / Other employees

POR IDADE / *PER AGE*


17%
5%
1%
5%
35%
37%
Abaixo de 20 anos
Below 20 years-old
Entre 20 e 25 anos
Between 20 and 25 years-old
Entre 26 e 35 anos
Between 26 and 35 years-old
Entre 36 e 45 anos
Between 36 and 45 years-old
Entre 46 e 55 anos
Between 46 and 55 years-old
Acima de 55 anos
Over 55 years-old

POR ESCOLARIDADE / *PER SCHOOL LEVEL*


3%
4%
1%
92%
Ensino Médio ou menos
High-school or lower
Superior incompleto
Incomplete University degree
Superior completo
Full University degree
Pós-graduação / MBA
Post-graduate / MBA

POR TEMPO DE SERVIÇO / *PER TIME IN JOB*


0,6%
7%
3%
0,4%
30%
59%
Menos de 4 anos
Below 4 years
Entre 5 e 10 anos
Between 5 and 10 years
Entre 11 e 15 anos
Between 11 and 15 years
Entre 16 e 20 anos
Between 16 and 20 years
Entre 21 e 25 anos
Between 21 and 25 years
Acima de 25 anos
Over 25 years

Envolvimento dos Funcionários

Involvement of Employees

A São Paulo Alpargatas dispõe de diversos instrumentos para incentivar e garantir o envolvimento e a participação das pessoas. Na sede, vigora uma política de "portas abertas" entre os colaboradores e a direção da empresa. Todos têm liberdade de expressão e podem solicitar apoio. Nas fábricas, a linha de supervisão é a responsável pelo contato com os colaboradores. O grande aliado é o Diálogo Direto de Segurança (DDS). Neste encontro, a supervisão e os encarregados líderes discutem ocorrências recentes, checam os relatórios das inspeções realizadas em suas áreas, avaliam a posição do seu setor, revêem normas e procedimentos e apresentam sugestões e recomendações de melhorias. O DDS integra o sistema de gestão desenvolvido para a Alpargatas e garante que os assuntos relativos à segurança, saúde e meio ambiente sejam verdadeiramente tratados e discutidos por todos.

Conheça os outros mecanismos de incentivo à participação:

São Paulo Alpargatas has various tools by which it encourages and guarantees that people are involved with and take part in company life. At Head Office there is an open door policy between internal stakeholders and company management. Everyone is free to express their opinion and can ask for help. In the plants the supervisors are responsible for contact with the internal stakeholders. The great ally in all this is the Direct Safety Dialogue ("DDS"). At this meeting supervisors and lead-foremen discuss what has happened recently, check the inspections reports that have been carried out in their areas, evaluate the position of their areas, review standards and procedures and present suggestions and recommendations for improvements. The "DDS" is a part of the management system developed by Alpargatas and ensures that health, safety and environment related matters are really brought up and discussed by everyone.

The following are some of the other mechanisms used to encourage participation:

Ciranda de Idéias É um programa de estímulo à criatividade e inovação, que incentiva os funcionários a dar idéias, e como recompensa recebem brindes pela participação e prêmios para as sugestões aprovadas e implantadas. Os temas mais freqüentes vão desde o aprimoramento dos processos de fabricação até ações de melhoria da qualidade de vida no trabalho. São idéias boas para a empresa, para o meio ambiente, para os funcionários e para a comunidade.

"Ciranda de Idéias" *(The circle of ideas) This is a program that stimulates creativity and innovation, and encourages employees to provide ideas in exchange for gifts for having taken part and prizes for the suggestions that are approved and implemented. Employees make proposals about things that range from manufacturing processes to actions for improving the quality of life in the work places. These ideas are of value to the company, the environment, the employees and the community.*

Pense Diferente Este programa de criatividade e inovação foi realizado na sede e contou com a participação de 60% dos funcionários numa série de 10 workshops, que tinham como objetivo fomentar a capacidade de encontrar soluções diferentes. Das 120 idéias que foram selecionadas e apontadas como viáveis, 12 foram implantadas no último semestre de 2002, como o canal "A Palavra é Sua".

"Pense Diferente" *(Think Differently) This creativity and innovation program took place at Head Office and 60% of the employees participated in a series of 10 workshops, the objective of which was to develop the capacity for finding different solutions. Of the 120 ideas that were chosen and indicated as being feasible, 12 were implemented in the last half of 2002, like the communication channel, "A Palavra é Sua" - (Speak to Us).*

A Palavra é Sua Este canal de comunicação foi aberto em setembro de 2002 e está disponível na Intranet para todos os funcionários, que podem enviar perguntas ou comentários ao Presidente, Diretores e Gerentes, sem precisar se identificar. As respostas, no entanto, são de domínio público. Só nos quatro primeiros meses de funcionamento, foram computadas mais de 450 perguntas, sendo que nenhuma ficou sem resposta.

O esclarecimento de dúvidas 'on line' fortalece a relação de confiança entre os funcionários e a empresa, além de propiciar maior envolvimento da alta direção com os problemas apontados pelos usuários, que podem perguntar, reclamar, criticar e sugerir.

O canal serve como uma ouvidoria interna, que busca soluções rápidas para a melhoria do clima organizacional.

Almoço dos marechais Todos os anos, a São Paulo Alpargatas promove um almoço de confraternização com diretores e gerentes, aponsentados pela empresa.

"A Palavra é Sua" *("Speak to Us") This channel of communication was initiated in September 2002 and is available on the Intranet to all employees. They can send their questions and coments to the President, Directors and Managers without needing to identify themselves. The answers to the inquiries, however, are in the public domain. In just the first four months of operation, more than 450 questions were put, and not one went without a reply.*

Clarifying doubts on line strengthens the relationship of trust between employees and the company, in addition to making it easier for top management to be more involved with the problems indicated by those who use the channel and who can ask, complain, criticize and suggest.

The channel serves as a type of internal ombudsman, seeking rapid solutions to improve the organizational climate.

Old Timers' Lunch *Every year São Paulo Alpargatas arranges a lunch with directors and managers for those who have retired from the company.*


A PALAVRA É SUA
SP ALPARGATAS

RECONHECIMENTO E RECOMPENSA / *RECOGNITION AND REWARD*

Destaques O prêmio Destaques Spasa acontece anualmente, desde 1998, em reconhecimento às equipes e pessoas que mais se destacaram com idéias e projetos nas seguintes categorias: Comunidade e Meio Ambiente, Segurança e Saúde, Pessoas, Excelência e Qualidade, Clientes, Fornecedores e Gestão de Negócios. Os troféus são entregues em noite solene, em demonstração ao profundo respeito e admiração da empresa por seus funcionários. O evento principal é precedido por edições locais, para que todos os colaboradores possam participar da celebração.

Destaques (Highlights) *The SPASA Highlights prize event has taken place every year since 1998 in recognition of those teams and people who are most outstanding with their ideas and projects in the following categories: Community and the Environment, Health and Safety, People, Excellence and Quality, Clients, Suppliers and Business Management. The trophies are awarded in a formal nighttime event to demonstrate the profound respect and admiration the company has for its employees. The main event is preceded by local events, so that all internal stakeholders can take part in the celebrations.*







A São Paulo Alpargatas também reconhece e premia seus funcionários de acordo com o tempo de serviço. Ao completar 15 ou 20 anos de empresa, o funcionário recebe um relógio e carta de reconhecimento da diretoria. A partir de 25 anos, também recebe um salário nominal, a cada cinco anos.

São Paulo Alpargatas also recognizes and rewards its employees according to their length of service. When the employee has completed 15 or 20 years in the company he or she receives a watch and a letter from the management in recognition of their contribution. After 25 years the employee also receives one basic salary for each five years worked.

PPR O PPR é o Programa de Participação nos Resultados, que recompensa financeiramente todos os funcionários pelo cumprimento de metas e objetivos previamente estabelecidos.

Em situações especiais a empresa, através de **Carta de Reconhecimento**, celebra uma contribuição excepcional do funcionário.

PPR *The Participation in the Results Program ("PPR") financially rewards all employees for achieving previously agreed goals and objectives. In special circumstances the company recognizes the exceptional contribution of an employee with a "Recognition Letter".*

Previdência Complementar

Supplementary Pension Scheme

SPASAPREV A São Paulo Alpargatas mantém plano próprio de complementação à aposentadoria, através da SPASAPREV - Sociedade de Previdência Privada, empresa controlada pela Alpargatas. De acordo com o Regulamento do Plano, há três formas de contribuição, que visam oferecer um benefício futuro melhor, dentro do conceito de poupança programada de longo prazo.

SPASAPREV São Paulo Alpargatas has its own Private Pension Plan - SPASAPREV, as a complement to the state retirement pension. In accordance with the rules of the plan there are three ways of contributing within the concept of a long-term programmed savings scheme. The aim is to offer better future benefits.

SPASAPREV
SOCIEDADE DE PREVIDÊNCIA PRIVADA

Nível de Satisfação Interna

Level of Internal Satisfaction

Pesquisa de Clima Organizacional É um instrumento formal de medição do grau de satisfação dos empregados, em relação ao emprego e salário, imagem da empresa e qualidade dos produtos. É aplicada pela consultoria de recursos humanos Hay do Brasil e visa encontrar oportunidades de melhoria no clima interno da organização.

As idéias para aprimorar o ambiente de trabalho também vão surgindo à medida que os valores da empresa se aprofundam pela organização. Quanto mais se dissemina a noção do valor "Respeito às Pessoas", mais iniciativas são tomadas para elevar o grau de satisfação interna.

A celebração é um exemplo. Cada uma à sua maneira, todas as unidades comemoram Dia das Mães, Dia dos Pais, Dia das Crianças, Festa Junina, Páscoa e Natal, além dos aniversários do mês, com funcionários e familiares.


3ª PESQUISA
DE OPINIÃO
ALPARGATAS

Organizational Climate Poll *This is a formal way of measuring the degree of satisfaction of the employees as far as their employment, salary, the company image and product quality are concerned. It is managed by the Human Resource Consulting Company, Hay do Brasil, and aims to find opportunities for improving company's internal work environment.*

Ideas for improving the working environment also occur as the values of the company become more firmly established within the organization. The more the notion of the value "Respect for People" spreads the more initiatives that are taken to raise the level of internal satisfaction.

Celebration is an example. All units in their own way celebrate Mother´s Day, Children´s Day, June Festivals, Easter and Christmas, in addition to the month´s birthdays. These events include employees and members of their family.

A São Paulo Alpargatas disponibiliza diversos meios para o desenvolvimento e a qualificação profissional de seus colaboradores. Os esforços são enormes e os investimentos também. Só no programa de desenvolvimento gerencial, que foi criado em 2002, com o nome de TOP 6, a empresa deverá investir R$ 1 milhão em 2003.

Além de promover programas de capacitação coletiva, a Alpargatas também apóia diversas ações individuais, para atender às necessidades específicas de treinamento e garantir que seus funcionários participem de seminários, palestras e congressos, sobre temas alinhados aos negócios da empresa.

São Paulo Alpargatas has various mechanisms for the professional development and training of its internal stakeholders. Both effort and investment are great. The TOP 6 management development program alone, which was created in 2002, will cost R$ 1 million in 2003.

Besides promoting collective training programs, Alpargatas also supports several individual activities to meet specific training needs and guarantee that its internal stakeholders participate in seminars, talks and congresses on topics that are in line with the business the company is in.

TOP 6 Um dos maiores programas de desenvolvimento gerencial da história da companhia, o TOP 6 foi lançado em 2003, mas os trabalhos começaram em 2002, com a definição das competências corporativas (Visão Estratégica, Negociação e Influência, Gestão de Pessoas, Planejamento e Organização, Tomada de Decisão, Criatividade e Inovação) e avaliação (*assessment*) de 205 diretores e gerentes, de todas as unidades. Uma vez identificados os *gaps* individuais em relação a cada competência, foi estruturada a grade curricular do TOP 6, em parceria com a Fundação Getúlio Vargas, Fundação Vanzolini, Zumble, FRANQuality e Kairós. Ao todo são 30 módulos de treinamento, a serem disponibilizados em três anos.


CCD
SP ALPARGATAS

TOP 6 *The biggest management development program in the history of the company, was officially launched in 2003 but work on it had already started in 2002. After defining the corporate competencies (Strategic Vision, Negotiation and Influencing Skills, People Management, Planning and Organization, Decision Taking, Creativity and Innovation), 205 officers and managers from all units were evaluated. Based on the assessment, which was done to identify the gaps in peoples' competencies, the TOP 6 course structure was put together. In all there are 30 training modules that will be made available over a three-year period. All modules were developed in association with the Getúlio Vargas Foundation, The Vanzolini Foundation, Zumble, FRANQuality and Kairós.*

Programa de Formação de Backups (PFB) É um programa de formação individual, voltado para a preparação de futuros diretores e candidatos a presidente.

Programa de Contratação de Trainee Muito prestigiado pelas universidades, é um programa estratégico, porque visa a preparação de futuras lideranças. O formato é diferente, pois cada trainee tem um gestor. Uma vez por mês, eles participam de atividades de treinamento e desenvolvimento, em liderança, negociação, técnica de apresentação, gerenciamento de projeto e marketing. Consultorias externas renomadas e "pratas da casas" são responsáveis pelo treinamento, que dura 12 meses.

Caminhar e Aprender Este programa garante que todos os funcionários tenham, no mínimo, o ensino fundamental completo. Criado no início de 2001, o Caminhar e Aprender já beneficiou mais de mil funcionários. Reconhecido pelo MEC, o programa foi desenvolvido exclusivamente para a Alpargatas e utiliza uma metodologia de aprendizado inédita, que concilia as exigências do ensino à realidade da empresa e da vida do trabalhador.

Política de Incentivo aos Estudos

2º GRAU TÉCNICO PROFISSIONALIZANTE, PÓS-GRADUAÇÃO, MESTRADO E MBA - Subsidiou 50% dos cursos relacionados com a atividade atual do funcionário.
GRADUAÇÃO - Subsidiou 50% dos cursos diretamente relacionados com a atividade atual do funcionário e 30% dos cursos não relacionados com a atividade atual, mas com o negócio da empresa.
IDIOMA - A empresa subsidiou 50% do curso para os funcionários que utilizam o idioma no exercício de suas atividades e 30% para os que possam vir a utilizar.

Backup Development Program ("PFB") *This is a program for individual development, aimed at preparing future officers and candidates for ceo.*

Trainee Development Program *This strategic program, aimed at preparing future leaders, is heavily supported by universities. The format is different because each trainee has a manager. Once a month the trainees take part in training and development activities, covering leadership, negotiation skills, presentation techniques, project management and marketing. Renowned external consultants and "home-grown" experts are responsible for the training that lasts 12 months.*

"Caminhar e Aprender" ("Progress and Learning") *This program guarantees that all employees have at least a basic education. Set up at the beginning of 2001, "Caminhar e Aprender" has already helped more than 1,000 employees. The program, which is recognized by the Ministry of Education and Culture, was designed exclusively for Alpargatas and uses an unique learning methodology, which reconciles the demands of teaching with the reality of the company and the everyday life of the worker.*

Study Incentive Policy

LANGUAGES - the company subsidizes 50% of the course for students who use other languages in their daily jobs and 30% for those who may one day use them.

UNIVERSITY - It subsidizes 50% of the cost for courses directly related to the current function of the employee and 30% for courses not related to the current function, but with the company's business.

2ND LEVEL TECHNICAL PROFESSIONAL, POST-GRADUATION, MASTERS AND MBA It subsidizes 50 % of the cost of courses related to the present function of the employee.

CENTRO DE CAPACITAÇÃO E DESENVOLVIMENTO DE JOÃO PESSOA (**CCD**) Inaugurado em setembro de 2002, na unidade industrial de João Pessoa, o CCD tem a missão de promover a permanente melhoria dos resultados das unidades industriais do Nordeste, através da capacitação das pessoas que nelas trabalham. Com capacidade para 216 mil horas de treinamento por ano, o CCD conta com salas de treinamento e apoio, além de um auditório para 50 pessoas. Sua visão é ser reconhecido por todos os funcionários da Alpargatas como um centro de capacitação caracterizado pelo alto padrão de profissionalismo e competência. Os cursos realizados em 2002 foram voltados para a formação de gerentes, supervisores, líderes e monitores e abordaram os seguintes temas: Controle Estatístico do Processo, Formação de Multiplicadores, Mapeamento da Cadeia de Valor, Percepção, Tecnologia da Borracha e TRF (Troca Rápida de Ferramenta). Ao todo, foram treinados 150 funcionários, das unidades de Santa Rita, Natal e Campina Grande.

JOÃO PESSOA CENTER FOR TRAINING AND DEVELOPMENT The mission of this center ("CCD") which was opened in September 2002 in the former João Pessoa plant, is to encourage the permanent improvement in results our plants in the Northeast Brazil, by providing employees with the skills they need. With capacity to provide 216,000 training hours per year, the CCD has training and support rooms in addition to an auditorium with seating for 50 people. Its vision is to be recognized by all employees in Alpargatas as a training center with a high level of professionalism and competency. Courses delivered in 2002 were aimed at providing managers, leaders and monitors with skills in the following areas: Statistical Process Control, the Creation of Multipliers, Value Chain Mapping, Rubber Technology and TRF (Rapid Tool Changing). In all, training was given to 150 employees from the Santa Rita, Natal and Campina Grande plants.

Investimentos em Educação e Treinamento / *Education and Training Investments*

PROGRAMA / *PROGRAM*	INVESTIMENTOS / *INVESTMENTS*	
	2001 (R$)	2002 (R$)
Política de Incentivos aos Estudos / *Study Incentive Policy*	179.420,85	493.113,04
Cursos e Treinamento / *Courses and Training*	1.332.821,10	610.139,41
Caminhar e Aprender / *Progress and Learning*	382.305,84	657.281,76
CCD / *CCD*	-	39.442,02
Telecurso / *Telecourse*		81.500,00
Total de Investimentos / *Total*	1.979.647,79	1.881.476,23

Diversidade

Diversity

Os esforços em 2002 concentraram-se na adequação da empresa à legislação sobre o emprego de portadores de necessidades especiais, com a criação de postos especiais de trabalho, acompanhados por programas de adaptação e integração.

A Política de Contratação e Manutenção de Portadores de Deficiência Física, Auditiva, Visual, Mental ou Múltipla tem como objetivo:

Efforts in 2002 were concentrated on bringing the company in line as far as legislation regarding employing people with disabilities is concerned, by setting up special working facilities and introducing adaptation and integration programs.

The aim of the Hiring and Maintaining in Employment People with Physical, Visual, Mental or Multiple Disabilities Policy is to:







1. Integrar pessoas portadoras de necessidades especiais ao mercado de trabalho;
2. Combater a discriminação e a marginalização e propiciar o aperfeiçoamento profissional de portadores de deficiências;
3. Criar mecanismos a fim de garantir que as pessoas portadoras de deficiências participem do processo de seleção de candidatos a vaga no quadro de funcionários da empresa;
4. Cumprir a legislação pertinente ao tema.

A empresa, através de suas unidades, assume o compromisso de adotar todas as providências ao seu alcance, com o objetivo de dar oportunidade de emprego a portadores de necessidades especiais, de uma forma organizada e estruturada. Para ser selecionado e admitido, o candidato deve preencher os requisitos exigidos para o cargo, tais como escolaridade,

1 Introduce people with disabilities into the labor market;
2 Fight discrimination and isolation from mainstream society and help promote the professional betterment of those with disabilities;
3 Create mechanisms to guarantee that people who have disabilities participate in the selection process for candidates to vacancies in the company;
4 Be in line with the legislation dealing with this matter.

Through its plants the company is committed to adopting all the necessary measures within its power to give employment opportunities to those with disabilities in an organized and structured manner. In order to be selected and hired the candidate must fill all the requirements demanded of the position such as education, experience, specific abilities and others. If there are two candidates with equal abilities and one is disabled, preference will be given to the disabled person.

requisitos exigidos para o cargo, tais como escolaridade, experiência, habilidades específicas, entre outros. Se houver dois pretendentes em igualdade de condições no processo de seleção, sendo um portador de deficiência, a preferência será dada a ele.

Cabe às unidades estabelecer convênios com instituições públicas e privadas. Os principais órgãos conveniados são: CORDE (Subcoordenadoria para a Pessoa Portadora de Deficiência), ADEFERN (Associação dos Deficientes Físicos do Estado do Rio Grande do Norte) e Socern (Sociedade dos Cegos), de



Natal; ADEFIVI (Associação dos Deficientes Físicos e Visuais de Mogi Guaçu) e APDM (Associação dos Portadores de Deficiência de Mogi Mirim); COADE (Coordenadoria de Apoio à Pessoa Portadora de Deficiência), de Pouso Alegre; FUNAD (Fundação Centro Integrado de Apoio ao Portador de Deficiência), de Santa Rita; ADEFA (Associação dos Deficientes Físicos do Amazonas), DRT- Seção de Portadores de Deficiência Física, e ADVAM (Associação dos Deficientes Visuais do Amazonas), de Manaus.

Por Respeito às Pessoas, a São Paulo Alpargatas preocupa-se em trazer para seus quadros portadores de necessidades especiais desde 1983, quando ainda não havia legislação a respeito.

Units must establish agreements with those public and private institutions. The main bodies with which there are agreements are: CORDE (Sub-Department for the Disabled), ADEFERN (Rio Grande do Norte State Association for the Disabled) and Socern (Society for the Blind) in Natal; ADEFIVI (the Mogi Guaçu Association for the Blind and Disabled) and ADPM (the Mogi Mirim Association for the Disabled), COADE (the Department for Support for the Disabled) in Pouso Alegre; FUNAD (the Integrated Center for the Support of the Disabled Foundation) in Santa Rita; ADEFA (the



Association of the Disabled of Amazonas), DRT Disabled Section and ADVAM (the Association of the Blind of Amazonas) in Manaus.

Because of the Respect for People value São Paulo Alpargatas has been concerned enough to employ disabled people since 1983 when there was as yet no legislation dealing with this issue.

Relacionamento

Relationship

FORNECEDORES / *SUPPLIERS*

A São Paulo Alpargatas relaciona-se com seus fornecedores, transportadores e parceiros de forma ética e responsável, cumprindo os contratos pré-estabelecidos e trabalhando pelo aprimoramento das relações de parceria.

O Prêmio Mais, Melhor e Mais Rápido foi criado para estreitar o relacionamento da São Paulo Alpargatas com as empresas do setor de transporte de carga, que são premiadas pela qualidade de seus serviços. Quem sai ganhando é o cliente final da companhia, que é atendido por empresas avaliadas continuamente em diversos quesitos, como cumprimento dos prazos de entrega, pontualidade e índice de sinistros.

O sucesso do conceito deste tipo de evento motivou a empresa a desenvolver, para 2003, um sistema de avaliação de todos os fornecedores.

São Paulo Alpargatas has an ethical and responsible relationship with its suppliers, carriers and partners. It complies with the conditions of pre-signed agreements and works to improve partnership relationships.

The "Mais, Melhor e Mais Rápido" (More, Better and Faster) award was created to strengthen the relationship of São Paulo Alpargatas with companies in the trucking sector who are given prizes for the quality of their services. The company's end clients are the ones who win because they are served by companies that are being constantly evaluated on various factors, such as delivery times, punctuality and number of insurance claims.

The success of this event encouraged the company to develop a system for evaluating all suppliers in 2003.


III Prêmio
Mais, Melhor e
SÃO PAULO ALPARGATAS S.A.





CLIENTES E CONSUMIDORES / *CUSTOMERS AND CONSUMERS*

A responsabilidade social em relação aos clientes e consumidores exige da São Paulo Alpargatas investimento constante no desenvolvimento de produtos e serviços de qualidade e confiabilidade. A publicidade garante o uso adequado dos produtos e as embalagens contêm informações de uso detalhadas. A relação de respeito pelo consumidor estende-se ao pós-venda, uma vez que a empresa assegura suporte aos usuários antes, durante e após o consumo.

O Call Center, como é chamada a Central de Atendimento da São Paulo Alpargatas, atende o cliente através do TeleSpasa e o consumidor, através do AMC Atendimento Master ao Consumidor. O atendimento é feito de segunda a sexta-feira, das 7h às 20h.

Em 2002, foi feita a troca do sistema de atendimento, que evoluiu para um modelo digital, e implantado o atendimento eletrônico. De janeiro a dezembro, foram enviados 8.607 e-mails, todos devidamente respondidos.

Para a São Paulo Alpargatas, o AMC é uma importante ferramenta de fidelização do cliente, que ajuda a detectar as necessidades do mercado e a apurar as informações para o aperfeiçoamento dos produtos.

Social responsability as far as clients and customers are concerned demands that São Paulo Alpargatas invests constantly in developing quality products and services that are reliable. Advertising guarantees that products are used appropriately and packaging has detailed information covering the specific points about how to use the item. The relationship of respect for the customer extends to the after-sales situation becauses the company ensures there is support for end-users before, during and after using its products.

The Call Center, as the São Paulo Alpargatas Customer Assistance Center (AMC) is called, deals with clients via Telespasa and with customers via the AMC, Master Help for the Customer. These services are available Monday through Friday, from 7:00 to 20:00.

In 2002, the customer assistance system was changed for a digital modes and electronic help was set up. From January to December 8,607 e-mails were received and duly replied to.

For São Paulo Alpargatas the AMC is an important tool for creating loyalty as it helps detect market needs and provide information for improving products.

COMUNIDADE / *COMMUNITY*

Os investimentos crescentes da São Paulo Alpargatas na área social, sobretudo nas comunidades em que está inserida, levaram a empresa a adotar um plano de atuação mais estratégico, que possibilitasse um maior avanço nessa direção. Decidida a encarar os projetos sociais como um investimento, a empresa procurou o Instituto para o Desenvolvimento do Investimento Social. O IDIS é uma ONG voltada a dar apoio técnico a empresas que queiram investir e atuar de forma estratégica e inovadora na área social.

Depois de uma longa reflexão, com base num minucioso levantamento de todas as ações sociais empreendidas pela empresa nos últimos anos, nasceu a proposta do Instituto Alpargatas, cuja missão é melhorar a qualidade da educação de crianças e adolescentes, por meio do esporte, nas comunidades em que a empresa tem fábricas.

Visto como um instrumento para a formação integral do indivíduo, o esporte promove o equilíbrio biológico, sociológico e psicológico das crianças, fortalecendo seu elo com a escola, família e amigos.

O foco inicial do Programa de Educação por meio do Esporte é o Nordeste, devido aos baixos Índices de Desenvolvimento Humano na região.

O Instituto também já está desenvolvendo um Programa de Voluntariado, com base numa pesquisa interna que apontou enorme disposição dos funcionários em atuar como voluntários, e uma Política de Doação dos Produtos da Empresa.

The growing investments of São Paulo Alpargatas in the social area, above all in the communities in which it operates, made the company adopt a more strategic plan of action, which will make it possible to make greater strides in the right direction. The company decided to look at social projects as an investment and contacted the Institute for the Development of Social Investments, "IDIS". "IDIS" is an NGO that gives technical support to companies who want to invest and act in a strategic and innovative way in the social area.

After much consideration, based on a detailed survey of all the social activities which the company had got involved in over the last few years, the idea of the Alpargatas Institute was born. The mission of this Institute is through sports to improve the quality of education of children and teenagers in those communities where the company has operating plants.

Sport, which is seen as an instrument for the complete development of the individual, promotes biological, sociological and psychological balance in children by strengthening their bonds with their school, families and friends.

The initial focus of the Education through Sports Program is the Northeast, because of the low Human Development Index (IDH) in the region.

The Institute is also developing a Volunteer Program, based on internal research that showed how very willing employees were to help, and a Company Product Donation Policy.

NOTAS GERAIS / *GENERAL INFORMATION*

Este Balanço Social foi elaborado de acordo com o Guia de Elaboração do Balanço Social 2002, editado pelo Instituto Ethos de Responsabilidade Social. Para a elaboração do Guia, o Ethos realizou estudos de *benchmarking* de diretrizes para relatórios no Brasil e no exterior. O Guia tomou por base a estrutura e o conteúdo dos relatórios sociais propostos pela Global Reporting Initiative (GRI) e pelo Institute of Social and Ethical Accountability (ISEA), associados aos Indicadores Ethos de Responsabilidade Social Empresarial e ao Modelo de Balanço Social do Instituto Brasileiro de Análises Sociais e Econômicas (IBASE).

Este documento segue a recomendação do Ethos e obedece a mesma seqüência apresentada pelo Guia, a qual garante integridade e encadeamento lógico ao relatório, o que facilita a comparação e a realização de *benchmarking* entre empresas.

Todas as informações constantes deste documento foram fornecidas e checadas pelos departamentos diretamente envolvidos com os temas.

This Social Balance was put together in accordance with the Guidelines for the Drafting of the 2002 Social Balance, published by the Ethos Institute for Social Responsibility. In drafting the Guide, Ethos carried out benchmarking studies on directives for reports in Brazil and abroad. The Guide was based on the structure and contents of social reports as suggested by the Global Reporting Initiative (GRI) and by the Institute of Social and Ethical Accountability (ISEA), which are associated with the Ethos Indicators for Corporate Social Responsibility and the Model for the Social Balance of the Brazilian Institute of Social and Economic Analyses ("IBASE").

This document follows the recommendations given by Ethos and the same sequence presented in the Guide, which guarantees the integrity and the logical sequencing of the report, which helps when it comes to making comparisons and carrying out benchmarking exercises between companies.

All the information in this document was supplied and checked by the departments directly involved with the subject matters.

ADMINISTRAÇÃO / *MANAGEMENT*

CONSELHO DE ADMINISTRAÇÃO
BOARD OF DIRECTORS

Presidente / *Chairman*
Fernando Tigre de Barros Rodrigues

Membros Efetivos / *Incumbent Members*

José Édison Barros Franco
Denise Pauli Pavarina de Moura
Otto Werner Nolte
Mauro Martin Costa

Membros Suplentes / *Alternate Members*
Francisco Silvério Morales Cespede
Cassiano Ricardo Scarpelli
Luis Alberto Figueiredo de Sousa
Lenin Florentino de Faria
Edy Luiz Kogut

CONSELHO FISCAL
BOARD OF AUDITORS

Membros Efetivos / *Incumbent Members*
Eduardo Grande Bittencourt
José Ferraz Ferreira Filho
René Topfstedt
Fernando Dias Gomes
Fernando Decnop Mezentier

Membros Suplentes / *Alternate Members*
Egon Handel
Luiz F. de Souza Meirelles Filho
Oswaldo Tadeu Fernandes
Gueber Lopes
Berenice Souza

DIRETORIA / *EXECUTIVE COMMITEE*

Diretor Presidente / *Chief Executive Officer*
Fernando Tigre de Barros Rodrigues

Arnaldo Inocencio de Mello Franco
Francisco Silvério Morales Cespede
Paulo Pereira Lalli
Walter Jesus da Silva Filho

Angela Tamiko Hirata
Antonio Carlos Boscatto
Francisco Barel Junior
Marcio Luiz Simões Utsch
Rui La Laina Porto

Hildo Calgaro
Sonia C. Rehder Quintella

INFORMAÇÕES CORPORATIVAS / *CORPORATE INFORMATION*

Sede / *Corporate Head Office*
Rua Urussui, 300 Itaim Bibi
04542-903 - São Paulo - SP - Brasil
Tel.: (55) (11) 3847-7211 - Fax.: (55) (11) 3847-7337

CNPJ 61.079.117/0001-05
NIRE 35.300.025.270
Inscrição Estadual 110.246.411.113

Relações com Investidores / *Investor Relations*
Francisco S. Morales Cespede
Diretor de Adm.e Finanças e Relações com Investidores / *CFO and Investor Relations Director*
Tel.: (55) (11) 3847-7406 Fax.: (55) (11) 3168-8700
cespede@alpargatas.com.br

José Sálvio Ferreira Moraes
Gerente de Relações com Investidores / *Investor Relations Manager*
Tel.: (55) (11) 3847-7397 Fax.: (55) (11) 3847-7337
jsalvio@alpargatas.com.br

Sistema de Ações Escriturais / *Transfer Agent*
Banco Itaú S/A
Superintendência de Serviços a Acionistas
Rua Boa Vista, 176 - São Paulo - SP - Brasil
Tel.: São Paulo - (55) (11) 5029-7780
Rio de Janeiro - (55) (21) 2202-2592

Programa de ADR / *ADR Program*

Os ADRs Nível 1 da Companhia estão registrados na Securities and Exchange Comission, nos Estados Unidos, sob os números 803052.10.9, para as ações ordinárias, e 803052.20.8, para as ações preferenciais. O banco depositário é o The Bank of New York
Contatos:
Teresa Stein (1) (914) 773-5924
Veronica Westberg (55) (11) 3284-5699

The Company's ADR Level 1 Program is registered with the Securities and Exchange Commission, in the United States, under the CUSIPs numbers 803052.10.9, for the common shares and 803052.20.8, for the preference shares. The Bank of New York is the depositary bank.
Contacts:
Teresa Stein (1) (914) 773-5924
Veronica Westberg (55) (11) 3284-5699

Empresa de Auditoria / *Auditing Firm*
PricewaterhouseCoopers
Wander R. Teles
Sócio / *Partner*

Divulgação de Informações / *Press Releases*
Jornal Valor Econômico
Diário Oficial de São Paulo
website: www.alpargatas.com.br
Finanças / *Financial*

MAZZAROLLO MARIVANE DE FATIMA DAL OLMO MARIVONE A RODRIGUES FRANCA MARIVONE MEZZOMO DE MORAES MARIVONE SABEDOT DALCHIAVON MARIZ ANTONIO DA SILVA MARIZA APARECIDA ZERBINATI MARIZA BERTOLDO MARIZA FESTA M
PONTES MARIZETE JOSE DE ARAUJO MARIZETE LOURDES PICCOLI MARIZETE MARIA DE ABREU MARIZETE STELA L COMPARIN MARKSON RONE CORD DA S CRUZ MARLA EUFIGENIA DE A BEZERRA MARLEI LAZZAROTTO BASSANI MARLEI LOPES DIAS
MARLENE MOREIRA DA SILVA MARLENE RABUSKE DA SIQUEIRA MARLENE SANTOS DO NASCIMENTO MARLENE SILVA COSTA LINHARES MARLENE TEREZINHA DA SILVA MARLENE TEREZINHA R SCHMELING MARLETE CRISTIANETTI MARLI APARECIDA
MARCON SALLA MARLI MENDES COSER MARLI POLIDO CAMPI MARLI SFREDO GASPARIN MARLI SPAGNOLLO MARLI SUSANA GABANA MARLI TEREZINHA NADAL MARLI TEREZINHA TAPARELLO MARLI VEIGA GARCIA MARLICE GUERTNER CEZAR MAR
XAVIER MARLUCE LOPES GONCALVES MARLUCE XAVIER DA SILVA MARLY DA SILVA FREIRE MARLY PEREIRA DA SILVA MARLYSON CHAVES LIMA MARTA APARECIDA DO NASCIMENTO MARTA CERBARO LUZA MARTA CORDEIRO GOMES MARTA GONZAG
CABRAL MASSILON NICACIO DO NASCIMENTO MATEUS JOSE DA SILVA MATILDE DA SILVA MATILDE POWALA DA SILVA MATUZALEM DA SILVA SANTOS MAURA CRISTINA DE PAULA MAURA MARZARO MAURELIA BARBOSA DE MELO MAURI DA SILVA DE SOU
SILVA MAURICIO SILVA PALACIO MAURIDES LEAL DOS SANTOS MAURILIO MARIO SIMAO MAURILIO SALES PEQUENO MAURILIO SANTOS LIMA MAURINEI BERNA MAURINO CARDOSO DE SANTANA MAURO ANDRE FERREIRA MAURO ANSOLIN MAURO ANT
MELQUIADES TOBIAS FRANCA MENDELSSOHN VILLARIM SIQUEIRA MERCES AMELIA DANTAS DE LIMA MERCIA MARIA INACIO MERCILANDIA RIBEIRO DA SILVA MEREGLAUCIA SILVA PEREIRA MESSIAS LOURENCO DA SILVA MESSIAS LUIZ PEREIRA ME
MICHELE SIMPLICIO DA SILVA MICHELE TARIANA ILHA COSTENARO MICHELINE ALVES DE SOUZA MICHELINE VENTURA DA SILVA MICHELLE MENDES MICLAUDIA RIBEIRO DUARTE MIGUEL ALVES SOBRINHO MIGUEL ANGELO DO NASCIMENTO MIGUEL
MILTON CESAR DORNELLES MILTON CESAR MARTINS MILTON JOSE DOS SANTOS MILTON NIELSEN MILTON NUNES DOS SANTOS MILTON PAULO DA SILVA MILTON RODRIGUES DE OLIVEIRA MILTON VALE DA SILVA JUNIOR MIQUEIAS ALVES MIRACI SAR
PICCOLI KOSTE MIRIAM PONCIANO DE ARAUJO MIRIAM RODRIGUES DA SILVA MIRIAM RODRIGUES DA SILVA MIRIAN CORDEIRO GOMES MIRIAN CRISTINA D L ALBINO MIRNA BRANCO DE VASCONCELOS MIRNA DA ROSA MARQUES MIRTES LOURDES GRE
DA SILVA DE MORAIS MOACIR LOURENCO DOS SANTOS MOACIR MARTIN PERTILE MOACIR SIMPLICIO DO NASCIMENTO MOACY AVELINO DE SOUSA FILHO MOISELITA RODRIGUES DA SILVA MOISES DALL AGNOL NODARI MOISES DE FREITA MELO MO
TORRES DA SILVA MOISES TOTENE MOISES VALENTE DE LIMA MONICA ALEXANDRE DE MELO MONICA ALVES DOS SANTOS MONICA ANDRE DA SILVA MONICA BOARETTO MONICA BORTOLI MONICA CARBONERA MONICA CRISTINA E DA SILVA MONICA D
TARGINO MONICA NEVES SANTOS MONICA PONTES ALVES DE SOUZA MONICA RODRIGUES DA COSTA MONICA SOUZA GUEDES BARBOSA MORGANA MARIA DE SOUZA MOSANIEL CABRAL FELINTO MOYSES IGNACIO FILHO MUNIZ ALEX DE O BEZERRA
PEREIRA NAIR CAMPOS FIRMINO DA SILVA NAIR DALLA COSTA DA SILVA NAIR MINOZZO MAZZOCA NAIR REBELATTO PELLIZZER NAIR RONCATO WASKIEVICZ NAIR WASKIEVIEZ MASSIGNAM NAIRA PANIGAS LORENZZONI NALDECIR RAMOS DA SILVA
COBUSESKI NATALY DEL CORTO DE PAULA NATANAEL ALVES DE SOUZA NATANAEL GOMES DA SILVA NATANAEL RAIMUNDO DA S FILHO NATIVA ROSEANE DE SOUZA NAZAMAR BERNARDINO DA SILVA NECI CORREIA DE MELO NEIDA FOGALI CREMONINI
NEIVA MASCHIO DE OLIVEIRA NEIVA NATALINA F BONATTO NEIVA SALETE RUSTICK DE MATOS NEIVA SALLA COMACHIO NEIVA SARTOR MAYER NEIVA VIEIRA XAVIER NEIVETE BISSOTTO MILKA NEIVETE ZECHIN DUZ NEIVO FARIAS DE GODOI NELCA PIE
NELSON ANTONIO DA SILVA NELSON ANTONIO GHELLERE NELSON BISSANI NELSON DE ASSIS RODRIGUES NELSON DE SOUZA PRESTES NELSON DO VAL JUNIOR NELSON FERNANDES DA SILVA NELSON JOSE DE ARAUJO MALTA NELSON MARTINEZ
FERREIRA DA SILVA NERLI SLONGO SANTIAGO NESIA MARIA DALL AGNOL GREGOL NESTOR ARCARI NESTOR DALL AGNOL NEUMAN DA SILVA NASCIMENTO NEURA BEDDIN ZANELLA NEURA MARIA GONCALVES GIRELLI NEURA PRIMIERI NEUSA CANTO
RIGO NEUSA SAVARIS TOME NEUSA SOZO BORTOLON NEUSA TEREZINHA KUIAVA POLITTA NEUSA TZEWICZENSKI ZORDAN NEUZA DOS SANTOS NEUZA LUCAS DOS S FERREIRA NEUZA RODRIGUES DE ALMEIDA NEUZA RUI NEY BARBOSA DOS SANTOS
NILSA RADIM DE JESUS NILSE GAMBA ZUCOLINI NILSON BATISTA BARBOSA NILSON GALDINO DOS SANTOS NILSON JOSE DA SILVA NILSON LIMA MORAES NILSON OLIVEIRA BRAGA NILTON ALVES DA SILVA NILTON CEZAR DE BRITO NILTON DE OLIVEIRA
NILZA MARIA TRESSINO OMIZZOLO NINO GEOVANNI GULLO NIVALDO APARECIDO GUTIERRE NIVALDO MARCHETTI NIVALDO ROMILDO VENUTO NIVALDO TAVARES DA SILVA NIVANETA BATISTA DE OLIVEIRA NIVONEIDE ALVES GADELHA NOBERTINO AN
SILVA NOILTON DOS SANTOS COSTA NORBERTO VELOSO CAMELO JUNIOR NORIVAL ANDRE MARTINS NORMA HOLZ KUSTER NORMANDA OLIVEIRA DE CARVALHO NORMANDO DA SILVA BARBOSA NUBIA DA COSTA SILVA NUBIA LANY OLIVEIRA GOMES
OCLAUSIR SCARIOT PORTO OCLECIANO DA SILVA CAVALCANTE ODAIR CORADIN ODAIR JOSE DE CARVALHO ODAIR JOSE DOS SANTOS ODAIR PEREIRA DA SILVA ODEMBERG CRISTIANO DE M SILVA ODETE BONAMIGO ODETE BRUGNERA ODETE C
FERREIRA ODY DE LIMA SILVA OGENANDO JOSE DE SOUZA OLAVO ALMEIDA DOS SANTOS OLAVO BATISTA DANTAS OLAVO RODRIGUES DE CAMPOS OLGA ANCESKI DA SILVA OLGA BRANDALISE SOARES OLIANA DA ROSA TAZINASSO OLINALDO BARE
ORIVALDO TORAL ORLANDO DA SILVA PEREIRA FILHO ORLANDO FRANCISCO DE P JUNIOR ORLANDO GARCIA ORLANDO RODRIGUES DOS SANTOS ORLANDO TAVARES FERNANDES ORLEY BLASIO ORLI RONSANI OROCI DOS PASSOS OSANA MORA
EUCLIDES DA SILVA OSMAR FELIPE DA SILVA OSMAR GERMANO DE MORAIS SILVA OSMAR LEANDRO TOBIAS PINTO OSMAR LUIZ ALESSIO OSMAR LUIZ BRAGAGNOLO OSMAR MESSIAS DA SILVA OSMAR PEREIRA FERREIRA GALDINO OSNIEL BEZERRA
OSVALDO RIBEIRO DOS SANTOS OTACIANA DE SOUZA SILVA OTACILIO TEOBALDO V FILHO OTILIA MARIA C BEZERRA OZANA CELANT OZANILDA DA SILVA ARAUJO OZANILDA MARTINS DO NAS FRANCA OZENEIDE F DOS S NASCIMENTO OZENILDA GOME
A DOS REIS PALYSSON FLAUBER BARBOSA CASTR PAOLA ANDREA GUGLIELMINI SILVA PATRICIA A R DA S GONCALVES PATRICIA ALEXANDRE DE MELO PATRICIA ALVES PATRICIA ALVES DOS SANTOS PATRICIA APARECIDA DE OLIVEIRA PATRICIA BOR
PATRICIA GONCALVES DE OLIVEIRA PATRICIA HELENA BOTTI PATRICIA M CORDEIRO DA SILVA PATRICIA MALHEIRO DOS SANTOS PATRICIA MARTILIANO DA SILVA PATRICIA MARTINS DE OLIVEIRA PATRICIA MIRTES O SILVA PATRICIA OLIVEIRA GONCALVES
PATRICIO LEANDRO G DE ARAUJO PATRICIO VENANCIO DE LIMA PATRICK JOSCELI D DE OLIVEIRA PATRICK RAZERA DE MEDEIROS PAULA COSER PAULA CRISTINA DA SILVA PAULA CRISTINA ORSO CORADIN PAULA DA ROCHA DE LIMA PAULA FABIOLA S
ANDRADE DE MORAES PAULO ANTONIO DO NASCIMENTO PAULO ANTUNES PINTO PAULO AUGUSTO F DE FREITAS PAULO AUGUSTO ROSA DE JESUS PAULO BATISTA DE LIMA PAULO BENITES MARTINS PAULO CESAR ALVES ABDORAL PAULO CESAR AL
PAULO CESAR REIS DE OLIVEIRA PAULO CESAR ROCHA OLIVEIRA PAULO CESAR SCAGLIA PAULO CESAR V DA NOBREGA PAULO CESAR ZOTTI PAULO CEZAR MASCENA PAULO CEZAR SANTANA DA SILVA PAULO CORREIA FERNANDES PAULO DAVI FE
PAULO GALDINO TAVARES PAULO GIOVANI CABRAL GOMES PAULO GOMES DA SILVA PAULO HELIO R SANCHES JUNIOR PAULO HENRIQUE GUEDES PAULO HUMBERTO COELHO JUNIOR PAULO JOECI C DE FREITAS PAULO JOSE DA SILVA PAULO JUNIO
PAULO RENATO ESQUIVEL SILVEIRA PAULO RESENDE DA SILVA PAULO RICARDO DIAS DA SILVA PAULO RICARDO LAZZARI PAULO RICARDO NODARI PAULO RICARDO TURCATTO PAULO RICARDO VERDI PAULO ROBERTO ALVES DE SENA PAULO ROBERT
TARDELI PAULO SERGIO DA COSTA AGRA PAULO SERGIO DA CRUZ PAULO SERGIO DA SILVA PAULO SERGIO DA SILVA CHAVES PAULO SERGIO DE ANDRADE PAULO SERGIO DE OLIVEIRA SILVA PAULO SERGIO DO NASCIMENTO PAULO SERGIO DO NASC
PAULO SERGIO SIMIONI JAQUES PAULO TOMAZ DE LIMA PAULO UBIRATAN DA SILVA PAULO VICENTE DO NASCIMENTO PAULO VIDAL DE ARAUJO JUNIOR PEDRINA ALVES DE FREITAS PEDRO ANTONIO DE FARIA PEDRO CALIXTO DE ANDRADE PEDRO CA
SANTOS PEDRO FARIAS DA SILVA PEDRO FERREIRO DE SOUZA NETO PEDRO FIGUEIREDO DOS SANTOS PEDRO GALDINO TAVARES PEDRO GONCALVES DE LIMA PEDRO LIMA DA SILVA PEDRO LUIS DO NASCIMENTO PEDRO MARQUES SANTANA PEDRO
PEDRO TAVARES DA SILVA PERICLES COSTA DE OLIVEIRA PETERSON ALVES DANTAS PETERSON DE ALMEIDA DANTAS PETRONIA RODRIGUES CAMPOS PETRONILA FRIZON CENCI PETRONILA KACZALLA CORADIN PETRONIO ALVES DINIZ PETRONIO D
SILVA PRUDENCIO MARCIO G CARVALHO QUATRONE HOLANDA DA SILVA QUITERIA BARBOSA DOS SANTOS RAFAEL DA SILVA DOS SANTOS RAFAEL EDUARDO VALK RAFAEL FERNANDO TORRES BARBOSA RAFAEL FERREIRA DA COSTA RAFAEL FORTUN
DA COSTA PIMENTEL RAIMUNDA FERREIRA ASSUNCAO RAIMUNDA FRANCA NASCIMENTO RAIMUNDO APOLINARIO L DE BRITO RAIMUNDO C A MONTENEGRO RAIMUNDO CASSIMIRO DE MELO RAIMUNDO CUSTODIO VIANA RAIMUNDO DOS SANTOS AZE
MOURA RAIMUNDO VALTER PIMENTEL PINTO RAIMUNDO ZILVANDO DA SILVA RAINERIO CAVALCANTE RAINIER SILVA DE ALMEIDA RAMALDO JUSTINO MIZAEL RAMILTON ARAUJO DA SILVA RAMIRO JOSE V DE MIRANDA RAMIRO JULIAO DA COSTA RANIE
SINARA DA SILVEIRA RAQUEL SOARES DOS SANTOS RARIANA SILVA DE LIMA RAUCIR FRANCISCO F DE SOUZA RAUL ALBERTO P PONTES RAUL BERNARDO DE C TEIXEIRA RAUL RODRIGUES REALDA DOS SANTOS RECILENO FORTUNATO DA SILVA RE
SILVA DOS SANTOS REGINALDO ALVES DA SILVA REGINALDO BANCHERE REGINALDO BARBOSA REGINALDO BATISTA DA SILVA REGINALDO BRAUMARY B DA SILVA REGINALDO CAVALCANTE REGINALDO CESAR ANSELMO REGINALDO CORDEIRO DA SI
FERREIRA REGINALDO FIDELIS DE SOUZA REGINALDO FRANCISCO DA ROCHA REGINALDO GOMES DE MACEDO REGINALDO LEITE MOURA REGINALDO LIMA DA SILVA REGINALDO LINS DE VASCONCELOS REGINALDO LOURENCO DA SILVA REGINALD
REINALDO NOBUYUKI TAMAZATO REINALDO PEREIRA DE MACEDO REINALDO SOUSA MARQUES REINALVA PEREIRA DA SILVA REIVALDO SERGIO SIQUEIRA REJANE A DE MATTOS DA SILVA REJANE BATISTA DO NASCIMENTO REJANE BELCHIOR DOS RE
DOS SANTOS SILVA RENATA LUCIANA MARTINS DE LIMA RENATA MACHADO MENEGHELO RENATA MARIA CUSTODIO CIARELLI RENATA MARTINHA FERREIRA RENATO BARBOSA DE MELO RENATO BARBOSA DE OLIVEIRA RENATO BATISTA DA SILVA RE
RENATO SANTOS SAMPAIO RENATO WAGNER ROCHA RENEE TATIANA CARVALHO PINTO RENILDO ALVES ALBINO REVELINO DOS SANTOS REZENTAL MANOEL DE MACEDO JR RIBAMAR DE PAULA SILVA RICARDO A NUNES DE OLIVEIRA RICARDO ALEX
SOUZA RICARDO DA SILVA RICARDO DE LIMA SANTOS RICARDO DE MOURA FERREIRA RICARDO DO NASCIMENTO RICARDO FARIAS RICARDO GOMES DOMINGOS RICARDO GONCALVES DE BRITO RICARDO HUNGARO RICARDO J DE ARAUJO C BORGES
RIBEIRO DE OLIVEIRA RICARDO ROQUE CONSTANCIO RICARDO SABINO DE SOUSA RICARDO SILVA RICARDO SILVA FARIAS RICARDO SILVEIRA DA SILVA RICHARD DE ALMEIDA SANTOS RICHARD MARQUES DA CRUZ RILDO FERREIRA DE SOUSA RILD
MENDES RITA DE CACIA SOUZA RITA DE CASSIA ANACLETO DA SIL RITA DE CASSIA BARBOSA RITA DE CASSIA C DA SILVA RITA DE CASSIA DA SILVA ARAUJO RITA DE CASSIA MARTINS DE LIMA RITA DE CASSIA P DE S SERGIO RITA DE CASSIA RAIMUNDO
SILVA RIVALDO CASSIANO DE AQUINO RIVALDO NOGUEIRA DA SILVA RIVANILDO BRASELINO DUARTE RIVELINO BEZERRA DA COSTA RIVELINO DA SILVA BARROS RIVELINO JOSE DA SILVA RIVELINO VICENTE FERREIRA RIVONALDA LELIS DE MENDON
ROBERTA LANY GOMES DE FRANCA ROBERTA NAIARA L DE FREITAS ROBERTA SBRISSA ROBERTO AGOSTINHO DE MIRANDA ROBERTO AKIHIRO YAMAZAKI ROBERTO AQUINO T CORDEIRO ROBERTO BARBOSA LOURENCO ROBERTO CAFRUNI ROBE
ROBERTO FARIAS DE SANTANA ROBERTO FELIX DA SILVA ROBERTO FERNANDES BARBOSA ROBERTO FONSECA SOUZA ROBERTO GERALDO RIBEIRO ROBERTO GIORDAN ROBERTO GOMES DE SOUZA ROBERTO HIGO SILVA DE LIMA ROBERTO LISB
ROBERTO VIRGINIO DOS SANTOS ROBERTO WAGNER T DA SILVA ROBERTO YASSUO PALANDI SAKATA ROBERTO ZANELLA ROBERVAL JOSE DE N SILVA ROBERVAL MARTINS DE ARAUJO ROBLEIA CARBONERA PINTO ROBSON ANDRADE RODRIGUES R
LIMA DOS SANTOS ROBSON LUIZ PAIS ROBSON MARQUES ROBSON NASCIMENTO SANTOS ROBSON NUNES DE OLIVEIRA ROBSON PARISH ORLEANS DE ASSIS ROBSON PEREIRA DE OLIVEIRA ROBSON PONTES DA SILVA ROBSON RODRIGUES DA SILVA
RAMOS RODRIGO AUGUSTO DE M TORRES RODRIGO BARBOSA DA SILVA RODRIGO CARLOS MANOEL RODRIGO CESAR CALIXTO RODRIGO CESAR DILKIN OLIVEIRA RODRIGO CORNER CAETANO RODRIGO DOS SANTOS APOLINARIO RODRIGO FERNA
NATAL DALL AGNOL RODRIGO RAMOS TEODORO RODRIGO RAZERA DE MEDEIROS RODRIGO SILVA SANTOS RODRIGO YENES DE LIMA ROGERIO ALVES DE SOUZA ROGERIO ALVES PINTO ROGERIO ARAUJO DA SILVA ROGERIO BASTOS SHIMIZU ROG
HENRIQUE DA SILVA ROGERIO JANUARIO DA SILVA ROGERIO JAUER ROGERIO LEAL GONZAGA ROGERIO LEANDRO ROGERIO MEDEIROS DE ASSIS ROGERIO PEREIRA RAMOS ROGERIO QUEIROZ DA SILVA ROGERIO QUIRINO DE OLIVEIRA
FERNANDES DOS SANTOS ROMILDA NASCIMENTO DOS SANTOS ROMILDA REZENDE GOMES ROMILDO ANTUNES DA ROSA ROMILDO DE OLIVEIRA BRITO ROMILDO GALVAN ROMILDO RODRIGUES DA SILVA ROMILDO ZALDI DAL MOLIN ROMILSON BARBO
DO NASCIMENTO RONALDO AIRES DA SILVA RONALDO ALVES DO NASCIMENTO RONALDO ALVES SENA RONALDO APARECIDO FERREIRA RONALDO BARBOSA DE LIMA RONALDO BATISTA DA SILVA RONALDO BATISTA DO NASCIENTO RONALDO CABRA
GERVASIO DE SOUZA RONALDO GOMES COSTA RONALDO IZIDRO DA SILVA RONALDO JANUARIO DE OLIVEIRA RONALDO JOSE DE ARAUJO RONALDO JOSE JUGNO RONALDO LISBOA DA SILVA RONALDO LOPES DA SILVA RONALDO MIRANDA DA SILVA
RONEIDE SIQUEIRA DA S QUERIDO RONIERE ALBUQUERQUE SANTOS RONILDO ALVES MACHADO RONILDO BATISTA DE ARAUJO RONILDO PEREIRA DA SILVA RONIMAR CORREA RONIVON BASSANI RONY FRANKLIN DE SOUZA BRITO ROOSEVELT ASSU
MARIA DA SILVA OLIVEIRA ROSA MARIA DE ARAUJO ROSA MARIA DIRONZE DANELLA ROSA MARIA FERREIRA DA PAZ ROSA MARIA FERRUDA ZANIN ROSA MARIA INOCENCIO DE MELO ROSA MARIA RAMOS DA SILVA ROSA MARIA ROMANZINI ROSA MAR
TEDESCO ROSALVA SOARES FOGALI ROSANA CELEGHIN DE SOUZA ROSANA DA SILVA ROSANA DO NASCIMENTO R EMERY ROSANA MORELLO CARBONERA ROSANA T L PUMA OLIVEIRA ROSANE APARECIDA CREVANZZI ROSANE CLEMENTINO DE OLIVE
DE L NASCIMENTO ROSANGELA ALVES DA SILVA ROSANGELA AP ALIAGA XAVIER ROSANGELA APARECIDA V RIQUINHO ROSANGELA ARAUJO DUTRA ROSANGELA BEZERRA DA SILVA ROSANGELA CONSTANTINO ROSANGELA DA SILVA FERREIRA ROS
TEIXEIRA ROSANGELA MIRANDA DA SILVA ROSANGELA OLIVEIRA BARCELOS ROSANGELA P CASSIMIRO MOTA ROSANGELA DA P NUNES ROSANGELA PEREIRA DE OLIVEIRA ROSANGELA T F DE OLIVEIRA ROSANGELO DA SILVA LUIZ ROSANI
PESSOA DOS SANTOS ROSELEIA BATISTELLO ROSELI ALVES DA SILVA CHAVES ROSELI B DE MELO MONTEIRO ROSELI D CARMO D B RIBEIRO ROSELI DE FATIMA D S ZUGNO ROSELI DE FATIMA P DOS SANTOS ROSELI DE LOURDES MOMBACH ROSELI D
BAUER DOS SANTOS ROSELIA GRACIANO MIGUEL ROSELIA MARCOLINO DA SILVA ROSELITA DA SILVA ROSELITA VITORINO DA SILVA ROSELMA ROSSANIA B SANTOS ROSEMAR DE OLIVEIRA ROSEMAR SQUENA ROSEMARI PAGLIARI CARBONERA ROSEM
SILVA ROSEMEIRE DE PAULA SMITH ROSEMEIRE PEREIRA SILVA ROSEMERI ANGELA OMIZZOLLO ROSEMERI DA ROSA BETIN ROSEMERI FRITCH DE OLIVEIRA ROSEMERI GRITTI VIDI ROSEMERI TERESINHA TELLES ROSEMI GOUVEIA DE SOUSA ROSEMIL
JANETE AIOLFI CONTE ROSIANA CAMILO ROSIANA MARIA LEANDRO DE SOUZA ROSIANE CARLOS DE SALES ROSIANE CERRA BARBOSA ROSIANE CRUZ DOS SANTOS ROSIANE DIAS DO AM NASCIMENTO ROSIANE FERREIRA DE ARAUJO ROSIANE F
ROSICLER CAZAROTTO SIGOGNINI ROSICLER TEODORO DE MORAIS ROSIL SILVA ROSILANE DA SILVA NARCISO ROSILDA DO NASCIMENTO ROSILDA HENRIQUE DE BRITO ROSILDA JANUARIO DA SILVA ROSILDA MARCOLINO DA SILVA ROSILDO REGIS
GOMES CARDOSO ROSILENE GOMES NASCIMENTO ROSILENE LINO CAMPOS ROSILENE PEREIRA DO NASCIMENTO ROSILENE PEREIRA G DA SILVA ROSILMA FERREIRA SILVA ROSILSON TEIXEIRA ROSIMAR PEREIRA DE LIMA ROSIMARY LEONIRA P DE
ROSINALDO PEREIRA DE LIMA ROSINALVA VICENTE DE LIMA ROSINEI POSTIGO MOREIRA ROSINEIDE BARBOSA SEVERINO ROSINEIDE BELIZIO ROSINEIDE CLAUDINA DE MORAIS ROSINEIDE DA SILVA ROSINEIDE DA SILVA ROSINEIDE DA SILVA FERREI
ROSIVANDRO NASCIMENTO PEREIRA ROSIVANIA DA C SILVA MOURA ROSLAINE DE SOUZA MOELAS ROSMERI CLENIR NARDI ROSMERI DE FATIMA BRITO ROSSANA MACIEL DOS SANTOS ROSSANA PATRICIA M AMORIM ROSSANDRO SOUTO FIGUEIREDO
ROZANE TEREZINHA P MAZZAROLO ROZANGELA CENCI DAL PIVA ROZANGELA MARIA ZAT ROZEANE BELCHIOR DOS REIS ROZELLI BROLLO ROZENEIDE AGUIAR DE CARVALHO ROZENI DA SILVA ROZENI DA SILVA MORAES ROZIANO DE OLIVEIRA BRITO
SANT RUBENS DO NASCIMENTO SILVA RUBENS KLEITON BEZERRA DA COST RUBENY CANDIDO RIBEIRO RUBERLAN RODRIGUES SILVA RUBERVAL GUEDES WANDERLEY RUBNEIDE BEZERRA TEIXEIRA RUDIMAR ANTONIO PUTTI RUDIMAR MAZETTO RU
SILVA SABRINA MARANGONI SADI BORTOLINI SADRAQUE DOS SANTOS SILVA SAILE DA SILVA ELIAS SAIONARA LIMA RAMOS SALATIEL GONCALVES DONATO SALEDJA MARIA ALVES TAVARES SALEM OLIVEIRA GALDINO SALETE ANA PASOLIN SALETE A
PUTON GABRIEL SALETE RIBEIRO HOFFMAN SALETE SASSO SALETE SCALCO PAIN SALETE SCALCON SALETE VEDANA SALETE VOLPATO SALETTE GROHT SANDER SALEZIA APARECIDA DA SILVA SALOMAO MENDES ARAGAO SALOMAO MORAES DA S
GOMES SAMUEL PEREIRA SALVIANO SAMUEL RICARDO PILETTI SAMUEL RODRIGUES SAMUEL SIQUEIRA SANDARK VIEIRA DA SILVA SANDOVAL DANTAS SILVA SANDOVAL EDUARDO FREIRE SANDOVAL OLIVEIRA SILVA SANDRA ALVES DO NASCIMENTO
SANDRA DOS SANTOS VIEIRA MELO SANDRA FERREIRA DE MELO SANDRA FRANCELINO FERNANDES SANDRA GOMES SANDRA GONZATTO SANDRA GRANDI SANDRA JAQUELINE DO N COELHO SANDRA JUSTINO DA SILVA SANDRA LIMA DA SILVA AFONS
SANDRA MARIA PEREIRA SANDRA MARISA CLAUDINO SANDRA MENDES DE SOUSA SANDRA MONTEIRO DE OLIVEIRA SANDRA NUNES DA CRUZ SANDRA PATRICIA MAURC BARBOSA SANDRA QUINTAO DA SILVEIRA SANDRA R V DE OLIV PRINCIPESSA S
SANDRO GRANJA DA SILVA SANDRO LOPES SANDRO MENDES SANDRO ROBERTO REIS PINTO SANDRO SERAFIM DOS SANTOS SANDRO SILVA BRAGA SANDRO UBIRATAN DA SILVA ATAID SANGELA MARIA DA SILVA SANNIZE DE L DA SILVA SOUZA SANT
MARIA DE SOUZA SCHIRLEI PAGLIARI BRESOLIN SEBASTIANA CLEMENTINO DA SILVA SEBASTIANA FATIMA DE OLIVEIRA SEBASTIANA SOARES DE LIMA SEBASTIAO ADELINO FILHO SEBASTIAO ALMENDAGNA FILHO SEBASTIAO ANTONIO DE ANDRADE S
SILVA SEBASTIAO JUVINO DOS SANTOS SEBASTIAO LIMEIRA GUIMARAES SEBASTIAO LUIZ BATISTA SEBASTIAO MARCIO DE FREITAS SEBASTIAO MENDES SEBASTIAO NUNES DE OLIVEIRA SEBASTIAO OLIVEIRA CLEMENTE SEBASTIAO PEREIRA DE BRI
MARIA DA SILVA SELMA MARIA DE MELO SELMA MARIA JARDILINO DA SILVA SELONI MARIA PAULUS SILVA SELVINA JAUER SELVINO CERATTO SERGINA DORNELES SANCHES SERGINA TONATO MARINI SERGIO ADOLFO DE JESUS SERGIO ADRIANO RAM
SILVA SERGIO CLECIO DA SILVA SERGIO DA SILVA SERGIO DA SILVA LIMA SERGIO DAMINI SERGIO DE AQUINO FORMOSINO SERGIO DEL SAVIO JUNIOR SERGIO DOS SANTOS SILVA SERGIO FARIAS DE ANTANA SERGIO FERNANDES SOU
SERGIO LUIZ C DE OLIVEIRA SERGIO LUIZ DE SOUZA SERGIO LUIZ GIACOMEL SERGIO MACIEL DA SILVA SERGIO MADRUGA SALES SERGIO MELO DE AGUIAR SERGIO MIGUEL DE OLIVEIRA SERGIO MILIORANCA SERGIO MURILO CARLOS BRAGA SERGIO
SERGIO SEBBEN SERGIO SENA DO NASCIMENTO SERGIO SERRA SERGIO TOMAZ SILVA SERVILIO JERONIMO SEVERIANO POLICARPO ABRANTES SEVERINA ALVES DA SILVA SEVERINA ANACLETO BEZERRA SEVERINA ANDRE GOMES DA SILVA SEVERINA
SEVERINA FAUSTINO AVELINO SEVERINA GOMES DOS SANTOS SEVERINA LINDALVA F DE LIRA SEVERINA MAIA GOMES SEVERINA RODRIGUES DE SOUZA SEVERINA SOARES BRAZ SEVERINA TAGLIAN PERONDI SEVERINO AGOSTINHO CABRAL SEVERI
SEVERINO DO R M DO NASCIMENTO SEVERINO DO RAMO C DA SILVA SEVERINO DO RAMO DA SILVA SEVERINO DO RAMO DA SILVA SEVERINO DO RAMO DE L SILVA SEVERINO DO RAMO DE LIMA SEVERINO DO RAMO DE S CORREIA SEVERINO DO RAMO
SEVERINO DOS RAMOS A SOUZA SEVERINO DOS RAMOS DA SILVA SEVERINO DOS RAMOS MARINHO SEVERINO DOS SANTOS RIBEIRO SEVERINO F DAS CHAGAS FILHO SEVERINO FELIX DA SILVA SEVERINO FELIZARDO DA SILVA SEVERINO FERREIRA DA
V DA SILVA SEVERINO JOAQUIM C FILHO SEVERINO JOSE DA SILVA SEVERINO JOSE DOS SANTOS SEVERINO JOSE PINHEIRO DANTAS SEVERINO LEANDRO DE SOUZA SEVERINO LIMA DOS SANTOS SEVERINO LINO DA COSTA SEVERINO LINO DA SILVA
RAMOS DA SILVA SEVERINO RAMOS DE SOUSA SEVERINO RAMOS DOS SANTOS SEVERINO RAMOS JORGE DA SILVA SEVERINO RAMOS NASCIMENTO SEVERINO RAMOS SOUSA MELO SEVERINO ROCHA DA SILVA SEVERINO RODRIGUES ALVES SEVERIN
SHARLLES DE ALBUQUERQUE SOUSA SHARLYSON MACIEL DA SILVA SHEILA FERNANDES BENTO SHEILA KRAEMER SHEILLA LARISSA A DE SANTANA SHEYLA GENEANE ALVES SHEYLA SOUZA GOMES SHIRLEIDE FERREIRA DE OLIVEIRA SHIRLEY ALVES
SIDNEI CANDIDO VASCONCELOS SIDNEI DE FREITAS SIDNEI PRADO SIDNEI TAPPARELLO SIDNEI TEODORO SIDNEY CARDOSO DA SILVA SIDNEY JOSE DA SILVA SIDNEY MARTINS ZACHARIAS JR SIDNEY MELO DANTAS SIDNEY RIBEIRO DA SILVA SILAS ARA
SILVANA DA SILVA SOUSA SILVANA DA SILVA TEIXEIRA SILVANA DE JESUS BARBOSA SILVANA DE OLIVEIRA SILVANA DE SOUZAL GOUVEIA SILVANA DIAS DE ALMEIDA SILVANA FIORENTIN SILVANA GALDINO DA SILVA SILVANA GALVAN SILVANA LOPES DA S
FRIZON SILVANE GASPAR GARCIA SILVANE TIBOLLA ANTUNES SILVANEIDE GONCALVES GALDINO SILVANETE SOUZA SANTOS SILVANIA ANDRADE DOS SANTOS SILVANIA ARAUJO VIEIRA SILVANIA BERLANDA MEZARI SILVANIA BRASIL DE OLIVEIRA SILVA
SILVA SILVEIRO DUARTE LIMA SILVERIO SBRISSA SILVESTRE OLIVEIRA DE SOUZA SILVIA APARECIDA SANTOS SOARES SILVIA BEDIN PELLISSARO SILVIA CASALI DE FEO SILVIA CASTELLAR DE CASTRO SILVIA CONCEICAO CANDEIA SILVIA FRIZON GODO
CHAGAS SILVIO DA COSTA BORBA SILVIO DE ALMEIDA BALIEIRO SILVIO DE OLIVEIRA BARBOSA SILVIO DE SOUZA BALBINO SILVIO FERREIRA DE OLIVEIRA SILVIO FRANCISCO DA SI SANTANA SILVIO HENRIQUE FRANCO SILVIO JESUS DE CARVALHO SILVI
ALVES CORREIA SIMONE ALVES VIANA SIMONE APARECIDA RUIS SIMONE BRUNETTO DETOGNI SIMONE DA SILVA MENDES SIMONE DANTAS GOMES SIMONE DE MORAES CARVALHO EME SIMONE DE MORAES MOURA SIMONE DIAS DA SILVA SIMONE DIA
SIMONE MARINHO DA SILVA SIMONE MONTEIRO QUEIROZ SILVA SIMONE PAULA MENIN BISON SIMONE PEDROSO DA COSTA SIMONE PIRES SIMONE PIRES NOGUEIRA SIMONE REGINA CONSANTER SIMONE SANTANA DA SILVA SIMONE SOUZA ALVES SIMO
DE RAMOS SIRLEI TEREZINHA RIBEIRO SISONALDO RODRIGUES DE AZEVEDO SIZENANDO ROSENDO GOMES SOELI COMPARIN SASSO SOLANGE ALVES DE OLIVEIRA SOLANGE AP BENICIO SOLANGE APARECIDA DA SILVA SOLANGE ARAUJO VITURIANO
SOLANGE JANETE B ZACARIA SOLANGE L CABRAL DE OLIVEIRA SOLANGE LOURDES MARCON SOLANGE MARIA D S FAVARETTO SOLANGE MARIA DA SILVA SOLANGE MARQUES DE LIMA SOLANGE MONFRINI SOLANGE PIRES SOLANGE SEGALIN SOLAN
SONIA MARA D BORTOLINI SONIA MARIA ALVES SONIA MARIA DA SILVA COSTA SONIA MARIA DE BRITO SONIA MARIA DE OLIVEIRA DIAS SONIA MARIA FAVARETTO SONIA MARIA FIRMINO DE SOUZA SONIA MARIA MARIN SONIA MARIA MARQUES DE S MAIA S
SILVA SANTOS SUELDO FEITOSA DE SOUSA SUELENA DIAS MEIRELES SUELENE GALDINO DA SILVA SUELENE LIMA F SILVA SUELI ALVES DE S PAIVA SUELI APARECIDA BARBOSA SUELI APARECIDA DOS SANTOS SUELI BENEDETTI CARRARO SUELI BER
SUELIO DE SOUSA OLIVEIRA SUELLEN DOS SANTOS COMIOTTO SUELY ALVES SUELY ARAUJO DE FREITAS SUELY ARCANJO DOS SANTOS ROLIM SUELY BEZERRA DE QUEIROZ SUELY DA SILVA GOMES SUELY DE BRITO FARIAS SUELY DE CARVALHO S
NASCIMENTO SUENYA CARLA DE PAIVA ANDRE SUERDA CARLA DE FREITAS ALVES SUERDA CRISTIANE F DA COSTA SUERNI DOS SANTOS LIMA SUSANA M ROMANINI PERESIN SUSANA MARINI SUZAMARA SILVA DE SOUZA SUZANA A GIACOMIN BRESOL
CLAUDIA F DA SILVA SYLVIA RAQUEL DE LIMA FRANCA SYLVIO ANTONIO CALIXTO SILVA TADEU REIS RIOS TADIANE BALDISSERA RECHE TAIRO VICENTE DA SILVA TAIS BEZERRA DE OLIVEIRA TAISE PISSAIA TAKASHI KANAMARU TALINE PERUZZO TALITA
GOMES TANIA MARIA NARDINO SIVIERO TANIA MARIA SANGALI TANIA SELMAR D B OLIVEIRA TANIA TONATTO TARCIANA BARBOSA PEREIRA TARCIANA MARIA DA SILVA TARCISIO DA COSTA TARCISIO DE ARAUJO ALVES TARCISIO FIGUEIROA DE MORA
TATIANE GOMES DE ALMEIDA TATIANE LIRA DA SILVA TATIANE MOUZINHO DO NASCIMENTO TATIANE SILVA PEREIRA TATYANA KARLA ALVES TELMA BARBOSA BA DE ARAUJO TELMA GARCIA DOS SANTOS TELMA LUCIA OLIVEIRA SANTOS TELMA MAR
TERESINHA DE F DE M SIQUEIRA TERESINHA DE FATIMA P ZAPELLO TERESINHA FATIMA DE B DA LUZ TERESINHA GRATTIERI MOREIRA TERESINHA L DA SILVA VARELLA TERESINHA SALVADOR SIMIONI TEREZA CONSTANTINO PEREIRA TEREZA CRISTIN
TEREZA UNIEWSKI STEMPNIAK TEREZA YASSUE TAKAO LAGO TEREZINHA AP PIRES MARCONDES TEREZINHA BENEDITO DA SILVA TEREZINHA BORGES PERTILE TEREZINHA CHAVES GONCALVES TEREZINHA DA SILVA CLEMENTE TEREZINHA DE ALMEID
MARIA PESSINI TEREZINHA MEDEIROS DE OLIVEIRA TEREZINHA MENEZES RIBEIRO TEREZINHA MORAIS BERNARDI TEREZINHA SOUZA SANTOS TEREZINHA TAVARES DA SILVA TEREZINHA VICENCIA DE BARROS TEREZINHA VICENTE A HONORIO TERE
PATELLI R DOS SANTOS THIAGO RODRIGUES DE MORAES THIAGO RUBENS BISSANI THIAGO VASCONCELOS OLIVEIRA THIANISON MENEZES DA SILVA THOBIAS CLAUS TIAGO ALVES TIAGO DINIZ VIANA TIAGO FERNANDO PEREIRA TIAGO PEREIRA DE AL
NASCIMENTO RAMOS ULISSES JOAO G DO NASCIMENTO UMARAC DA NOBREGA ORGES UMILSON DE AQUINO LIMA VAGNER ALBUQUERQUE PESSOA VAGNER EINSTEIN RAMOS DA COSTA VAGNER JOSE ARAUJO BENICIO VAGNER LUIZ DAMASCENO V
JOSE LUCIANO ALVES VALDECI MANUEL PEREIRA VALDECI MARTINS DA SILVA VALDECI QUEIROZ S DA MOTA VALDECI TIBURCIO VALDECIR ANTONIO DA SILVA VALDECIR ANTUNES PINTO VALDECIR CORDEIRO MACHADO VALDECIR DE OLIVEIRA EMBAR
RIBEIRO VALDEMAR DAL MAS VALDEMAR FERREIRA ARAUJO VALDEMAR VASCONCELOS DE LIMA VALDEMIR ARAUJO MELO VALDEMIR CASSIMIRO DA S FILHO VALDEMIR CASUSA BARBOSA VALDEMIR DA SILVA GALDINO VALDEMIR DE LIMA VALDEMI
VALDEMIR VALENTIN DE SOUZA VALDEMIRO ALEXANDRE SILVA FILH VALDENIA CACILDA DE SOUZA VALDENIA REGIS DA SILVA VALDENICE JERONIMO BARBOSA VALDENIZ LOURENCO DA SILVA VALDENIZE CORREIA DE ALMEIDA VALDENOR LUCIANO DA
PEREIRA VALDETE VALENTIN DE SOUZA VALDEUDES NOBREGA DE ARAUJO VALDEVAL SEVERINO BARBOSA VALDICELIO DE S DA SILVA VALDICLEIDE ROSA DO NASCIMENTO VALDILENE DA SILVA NASCIMENTO VALDILENE GOMES VALDINEI APARECIDO
AMARAL VALDIR GOMES DOS SANTOS VALDIR LIMA VALDIR LIMA AQUINO VALDIR LUIZ ZALAMENA VALDIR MANOEL DA SILVA VALDIR NARDI VALDIR NUNES DA SILVA VALDIR RODRIGUES DA SILVA VALDIR SILVA MARINHO VALDIR ZORDAN VALDIRENE A
VALERIA DAMASCENA DA SILVA VALERIA DE LOURDES SANTANA VALERIA FERREIRA DE LIMA VALERIO ANTUNES MARTINS VALERIO CARVALHO DE SOUZA VALERIO JOAO DA SILVA VALERIO M DA SILVA VALESKA CORREIA DE ALMEIDA BAR VALFRAN ALVE
VALMOR PEREIRA VALMOR POLINA VALQUIRIA AP N A DE CAMPOS VALQUIRIA C DRUM NOQUEIRA VALQUIRIA F MELO DOS SANTOS VALQUIRIA GIANNICO VALQUIRIA GOMES DA SILVA VALQUIRIA ROSA DRUM VALTAIR ANTUNES PINTO VALTECIO MARTI
VALENTIM DE SOUZA VALTER VICENTE DA COSTA VALTERCIO JOSE SOBRINHO VALTERNIS GOMES DA SILVA VALTINA COELHO BATISTA VALTONIO DO NASCIMENTO SILVA VAMBERTO DA SILVA MELO VAMBERTO DE ARAUJO SOUSA VAMBERTO MIGUEL
VANDERLEA WILLERS VANDERLEI DE BARROS RIBEIRO VANDERLEI FERREIRA RAMOS VANDERLEI RODRIGUES VANDERLEI TAPPARELLO VANDERLEI TARGINO ALVES VANDERLEI TAVARES DE PONTES VANDERLEIA BRESOLIN VANDERLEIA CRISTIANE
FRANCISCO DA SILVA VANDERLEY PEREIRA GOUVEIA VANDERLI DA SILVA VANDERLI DA SILVA CHAVES VANDERSON BITTENCOURT LOPES VANDILSON FELIPE DOS SANTOS VANDILSON FERREIRA DE LIMA VANDOIS DA SILVA NASCIMENTO VANDULIA
LORENZET VANESSA MILKA VANESSA PEREIRA DE LIMA VANESSA SIMONATO VANEUZA LOURENCO DA SILVA BELO VANEZA JUSTINO DOS SANTOS VANI MARIA CAMPAGNOLO ZANOTTO VANIA ALVES DOS SANTOS VANIA BARBIERI CARLESSO VANIA CELS
VANICE M TRINTINAGLIA KACHAVA VANICLEIDE DO NASCIMENTO SILVA VANIELLE RIBEIRO DO NASCIMENTO VANILDA DALTIO BENTO VANILDA DE SOUZA VANILDO LOPES DOS SANTOS VANILDO POSSE DE LIMA VANILSON LOURENCO DA SILVA VAN
GONCALVES DOS SANTOS VANUZA ALVES BARBOSA VANUZA AVELINO PINTO VANUZA DA COSTA CYRINO VANUZA DOMINGOS DA SILVA VANUZA JULIAO DA SILVA VANUZA MENDES FRAZAO VANUZA MIGLIAVACCA VANUZA SOARES DE OLIVEIRA VANUZIA
LUCIA AGOSTINHO SANTOS VERA LUCIA ALVES DA SILVA VERA LUCIA BRUSCATTO VERA LUCIA DA SILVA VERA LUCIA DA SILVA VERA LUCIA DACRUZ SOARES VERA LUCIA DE MOURA VERA LUCIA DE OLIVEIRA VERA LUCIA DOS SANTOS VERA LUCIA GON
VERA LUCIA NUNES SILVEIRA VERA LUCIA PEREIRA DA SILVA VERA LUCIA PEREIRA DE SOUZA VERA LUCIA RODRIGUES DA SILVA VERA LUCIA VICTOR DA SILVA VERA NILCE BURATTO VERA REGINA TORRES DE MORAIS VERA ROZANE SOLETTI VERAC
VERONICA DA SILVA NASC BENICIO VERONICA DA SILVA PESSOA MOURA VERONICA DA SILVA SANTOS VERONICA DANTAS DOS SANTOS VERONICA DE SOUZA LIMA VERONICA DUTRA DE LIMA VERONICA GONCALVES DA ROCHA VERONICA JOSE DA SIL
VOLPATTO BRANDALISE VERUSCA MARIA DE SOUZA VERUZIA SILVESTRE DA SILVA VICENTE ALVES PEREIRA VICENTE BONETTI NETO VICENTE BROCHADO VICENTE DE PAULA VENANCIO VICENTE MOREIRA DA SILVA VICENTE PASSOS ARAUJO NETO
ISABEL CORTELINI VILMA KELLE A BARROS DE LIMA VILMA MARIA MOTA FERREIRA VILMA PEREIRA S BARBOSA VILMAR DANIEL DA SILVA VILMAR FURLANETTO VILMAR JOSE DA SILVEIRA VILMAR SOARES VILSON BORGES DA SILVA VILSON ROSNER DA
VITAL BARBOSA DA SILVA VITAMAR ALFREDO FERREIRA VITOR CARNEIRO DOS SNTOS VITOR CESAR FRARE VITOR DAL MAS VITOR HUGO SIMONETTO LANDO VITOR ZANDONA VITOR ZANOTTO VIVALDO DA SILVEIRA BARROS VIVIAM K COLASURDO
VIVIENE RODRIGUES CRESPO SILVA VIVIVANE BARRETO DO NASCIMENTO VLADIMIR VIEIRA MENDES VOLMAR DOS PASSOS VOLMAR VIGOLO DE SOUZA VOLMIR DOS PASSOS VOLMIR MENIN VOLMIR TEDESCO WADSON PROCOPIO DE OLIVEIRA WAGN
WAGNER PEREIRA WAGNER REBELATTO WAGNER ROBERTO GIANOTTO WAGNER SIQUEIRA DA SILVA WAILTON SOARES BARBOSA WALAS GALDINO TAVARES WALBER RODRIGUES ARAUJO WALBERTO NUNES WALDECI PEREIRA CAMPOS WALDECIR S
DE PAIVA HOLANDA WALLACE MARQUES DO O SILVA WALLACE MOURA DO NASCIMENTO WALLENE DE FRANCA SIMAO WALLISON DA SILVA PEDRO WALMIDE GABIRA WALMIR FERREIRA DE LIMA WALMIR PEREIRA SILVA WALMIR SALMIN WALNEDIR A
PEDROSO WANDERLEY CONCILIO WANDERSON PEREIRA GUIMARAES WANDYCK DE SOUZA WANTUIL KARDEC SERAFIM DA SILV WANTUIR MOREIRA CAVALCANTE WASHIGTON DA SILVA WASHINGTON DE LIMA NOGUEIRA WASHINGTON DE OLIVEIRA ROCH
DE LIMA WBIRATAN CLEMENTINO DE SANTANA WEBERSON MENINO DE MACEDO WECSLEY ROBSON P DA SILVA WEDSON DE SOUZA MENDES WELITON JOSE DE SOUZA WELLERSON BIAGGINI BASILIO WELLINGTON AMARO BATISTA WELLINGTON B
WELLINGTON FERNANDES DA COSTA WELLINGTON GOMES DA SILVA WELLINGTON GONCALVES DE LIMA WELLINGTON GUEDES DOS SANTOS WELLINGTON LUIZ HONORIO WELLINGTON MARTINS DA CUNHA WELLINGTON MAURICIO DA CUNHA WELLIN
DO NASCIMENTO LOURENCO WENDELL DUTRA BARBOSA WENDELL TADEU DE O SENA WENDERSON QUIRINO WENDY SANTOS GOMES WENER PEDRO ARAUJO CAVALCANTE WENIO DOUGLAS SANTOS WERNO KUSTER WESLEY WAGNER SILVA ALVES
VALE WILLIAM GLEDSON DA S MOREIRA WILLIAM OAULINO DA SILVA WILLIAM RODRIGO FRAGA WILLIAM SAMPAIO FIALHO WILLIAM VICENTE DA SILVA WILLIAMS SANDOVAL FER DA SILVA WILLIAN ELIAS MOURA WILLIAN MACEDO DA SILVA WILLIAN ROBE
WILSON GAUDENCIO DE Q JUNIOR WILSON LIRA SUDARIO WILSON LONGHI FILHO WILSON MOREL DE PAIVA WILSON NILTON DA SILVA WILSON PEREIRA COSME WILSON PEREIRA DA SILVA WILSON ROBERTO DOS STOS ALONSO WILSON SEIZO KAWAKA
BATISTA YUKIO SHIMAMOTO YURI DE JESUS OLIVEIRA ZACARIAS ANDRE M DE LIMA ZELI TEODORO A DE FREITAS ZELIA CAPELARI ZELIA DO AMARAL DA SILVA ZELIA FERREIRA DE LIMA ZELIA FRANCA DA SILVA ZELIA GUARDA ZEL
AVELINO LUIS ZENIRA HERCULANO MONTEIRO ZENITA PALMIOLI MANENTE ZILDA MATOS DA SILVA ZILDA PEREIRA MARICAUA ZILDA ROSSI ZILDO FERNANDES DA SILVA ZILFRANCE D DE ALBUQUERQUE

RA DA SILVA JOSE PEREIRA DA SILVA **JOSE PEREIRA DA SILVA** JOSE PEREIRA DE MATOS JUNIOR **JOSE PEREIRA DE PONTES** JOSE PEREIRA DONATO **JOSE PEREIRA DOS SANTOS** JOSE PEREIRA FILHO **JOSE PEREIRA LEITE** JOSE PEREIRA LIMA FILHO **JOS**
AMOS SALES PEREIRA JOSE RANGEL CARLOS OLIVEIRA **JOSE RANIELISON G DA ROCHA** JOSE REGINALDO GARCIA **JOSE REGINALDO SANTOS SOUSA** JOSE REGIS TEIXEIRA DA SILVA **JOSE REIJANE DA SILVA** JOSE REIMUNDO DE OLIVEIRA **JOSE REINALD**
EQUENO **JOSE RICARDO S DA SILVA** JOSE RILDO R DOS SANTOS **JOSE RIVALDO FELIX DE MEDEIROS** JOSE ROBELIO DE LIMA **JOSE ROBERTO A DA SILVA** JOSE ROBERTO ALVES **JOSE ROBERTO BALBINO DE LIMA** JOSE ROBERTO CABRAL **JOSE ROBERT**
LVEIRA **JOSE ROBERTO DE SOUZA** JOSE ROBERTO DE SOUZA **JOSE ROBERTO FERNANDES** JOSE ROBERTO FIRME BARBOSA **JOSE ROBERTO G DE SOUSA** JOSE ROBERTO GOMES DA SILVA **JOSE ROBERTO GOMES DE LIMA** JOSE ROBERTO H MARINHO **JOS**
A NOVAIS **JOSE RODRIGO ARAUJO PINTO** JOSE RODRIGUES DA SILVA NETO **JOSE RODRIGUES DE OLIVEIRA** JOSE RODRIGUES FILHO **JOSE RODRIGUES LUCINDO** JOSE ROMERO DA SILVA NUNES **JOSE ROMERO DE FARIAS** JOSE ROMUALDO ALVES DA SILV
R JOSE SABASTIAO DOS SANTOS **JOSE SALES DE MAGALHAES** JOSE SALVIANO DE OLIVEIRA NETO **JOSE SALVINO DA SILVA** JOSE SALVIO FERREIRA MORAES **JOSE SEBASTIAO GOMES DA SILVA** JOSE SEBASTIAO I DA MOTA **JOSE SEBASTIAO XAVIER FILH**
JOSE TAVARES DA S SOBRINHO JOSE TAVARES DA SILVA **JOSE TAVARES FELIPE** JOSE TEOTONIO SOARES **JOSE TERTULIANO DA SILVA FILHO** JOSE THIAGO ALEXANDRINO ARAUJO **JOSE VAGUIMO MOURA DA SILVA** JOSE VALDECI DE SOUZA COSTA **JOS**
F LEITE JOSE VICENTE PEREIRA IRMAO **JOSE VIRGINIO ALVES** JOSE VITOR PEREIRA **JOSE WAGNER DE MELO FERREIRA** JOSE WAGNER LACERDA REZENDE **JOSE WALDEMAR VERISSIMO DA SIL** JOSE WALLINSTEN DE SALES PENA **JOSE WALTER FARIAS D**
TON SILVEIRA **JOSE WELLINGTON VIRGINIO** JOSE WILSON DA SILVA **JOSE WILSON RODRIGUES** JOSEANA REGIS XAVIER **JOSEANE ANANIAS DO AMARANTE** JOSEANE BEZERRA DA SILVA **JOSEANE DE FARIAS SANTOS** JOSEANE FERREIRA DA SILVA **JOSEAN**
NTOS PER ARAUJO **JOSEFA ALDENORA DE S PEREIRA** JOSEFA ALVES DA SILVA **JOSEFA AUGUSTO DA SILVA** JOSEFA BARBOSA DE AGUIAR **JOSEFA BELARMINO DA SILVA** JOSEFA BENICIO ALVES **JOSEFA C M DO NASCIMENTO** JOSEFA CAMELO RODRIGUE
O DO NASCIMEN **JOSEFA GOMES DE MORAES PONTES** JOSEFA GUILHERMINO DA SILVA **JOSEFA INEIDE MO FE DA SILVA** JOSEFA JUDVANJA DE F ARAUJO **JOSEFA L DO NASCIMENTO** JOSEFA LEITE D ESOUSA **JOSEFA MA CONCEICAO DOS SANTOS** **JOSEF**
K ALVES DE AZEVEDO JOSEIDE MARIA S CHAVES **JOSEILDA GOMES DE SOUZA MATIAS** JOSEILDA MARIA DE F LIMA **JOSEILDO BARBOSA AGUIAR** JOSEILDO CABRAL DE LIMA **JOSEILDO DO NASCIMENTO FRANCA** JOSEILDO FIRMINO DE SOUZA **JOSEILD**
EILTON DA SILVA BARBOSA **JOSEILTON VELOSO GONCALVES** JOSELAINE GENEROSO **JOSELANDIA R DOS SANTOS** JOSELENE MARIA DO NASCIMENTO **JOSELENE MARLENE TEIXEIRA** JOSELIA CAMILO ALVES **JOSELIA COMPARIN** JOSELIA DANTAS PESSO
ZA DA SILVEIRA **JOSELIO PEREIRA DA SILVA** JOSELITO BARBOSA DE AGUIAR **JOSELITO BENTO DE LIMA** JOSELITO BEZERRA SANTOS **JOSELITO DE SOUSA BARBOSA** JOSELITO DE SOUZA SILVA **JOSELITO DOS SANTOS SOARES** JOSELITO GOMES DE LIM
ONIO SOARES **JOSELY DA SILVA ARAGAO** JOSEMAGNA MIRANDA MARTINS **JOSEMAR ALVES DE CARVALHO** JOSEMAR BARROS DE SOUZA **JOSEMAR BATISTA DA SILVA** JOSEMAR BATISTA PEREIRA **JOSEMAR DA SILVA LIMA** JOSEMAR DE LIMA **JOSEMAR D**
A SILVA **JOSENEIDE DE LIMA SILVA** JOSENEIDE FARIAS DO NASCIMENTO **JOSENI RIBEIRO FELIPE** JOSENICE FARIAS DO NASCIMENTO **JOSENILDA BARBOSA DE ANDRADE** JOSENILDA BELO DA SILVA **JOSENILDA DA SILVA CLEMENTE** JOSENILDA GOMES DIN
A DE SOUSA JOSENILDO BARBOSA DE SOUZA **JOSENILDO BENEDITO DA SILVA** JOSENILDO BERNADO DA SILVA **JOSENILDO BEZERRA DE BRITO** JOSENILDO BRAZ GALDINO **JOSENILDO CORREIA SILVA** JOSENILDO DA SILVA FIRMINO **JOSENILDO DA SILV**
SILVA VIEIRA **JOSENILDO TAVARES DA COSTA** JOSENILSON ARAUJO DOS SANTOS **JOSENILSON DA SILVA SANTOS** JOSENILSON DANTAS DOS ANJOS **JOSENILSON MORAIS SILVESTRE** JOSENILSON PEREIRA DE FARIAS **JOSENILSON TAVARES DA COST**
OS JOSIANA MATIAS DE O SILVA **JOSIANA TRANQUILINO SANTOS** **JOSIANE CAMPELO DE AZEVEDO** JOSIANE DE MORAIS **JOSIANE DE SOUZA ALTEMANN** JOSIANE MATIAS ABEL **JOSIANO SEVERINO DA SILVA** JOSIAS ARAUJO DA SILVA **JOSIAS BORGES JOSIA**
TIAO DOS SANTOS JOSILEIDE ARAUJO DA SILVA **JOSILEIDE DE MORAIS A MARQUES** JOSILEIDE MARIA DA SILVA **JOSILEIDE PAES DOS SANTOS** JOSILENE ALVES DA COSTA **JOSILENE ANGELA CAVALCANTE** JOSILENE BEZERRA MENEZES **JOSILENE DA COST**
NASCIMENTO **JOSIMAR COSTA** JOSIMAR DA ROCHA CIRINO **JOSIMAR DE ALBUQUERQUE** JOSIMAR DE ASSIS CUNHA **JOSIMAR FERREIRA MARINHO** JOSIMAR FRANCISCO DA SILVA **JOSIMAR NASCIMENTO DOS SANTOS** JOSIMARY DOS SANTOS VALDEVIN
A **JOSINALDO CAVALCANTE LIMA** JOSINALDO DA SILVA ARAUJO **JOSINALDO DA SILVA BEZERRA** JOSINALDO DA SILVA DONATO **JOSINALDO DE ALMEIDA SILVA** JOSINALDO DE ARAUJO DEMETRIO **JOSINALDO DE LUNA MARINHO** JOSINALDO DE OLIVEIR
EIRA GOMES JOSINALDO PEREIRA DA SILVA **JOSINALDO PESSOA DA SILVA** JOSINALDO RODRIGUES DA SILVA **JOSINALDO RODRIGUES DE LIMA** JOSINALDO TAVARES CARDOSO **JOSINALDO URBANO DA SILVA** JOSINALVA DA SILVA **JOSINALVA JOSE DA SILV**
SILVA **JOSINEIDE DE SOUZA RAMOS** JOSINEIDE FERREIRA DE LIMA **JOSINEIDE MARIA S DOS SANTOS** JOSINEIDE MEDEIROS **JOSINEIDE PAULO DA SILVA** JOSINEIDE SOUTO SILVA **JOSINEIDE VITAL DO O** JOSINETE MARLENE TEIXEIRA **JOSINETE RODRIGUES**
JOSIVALDO FIRMINO DA SILVA JOSIVALDO FRANCISCO OLIVEIRA **JOSIVALDO GOMES DA SILVA** JOSIVALDO LAURENTINO DA SILVA **JOSIVALDO SANTOS LIMA** JOSIVALDO SILVA DE ARAUJO **JOSIVALDO SOUTO LOPES** JOSIVAN ANDRADE SEVERINO **JOSIVA**
E DE LIMA **JOSIVANIA GONSALVES DE LIMA** JOSMAR WELLINGTON DE A SILVA **JOSUE ANDRADE GUILHERME** JOSUE ANTONIO DA SILVA **JOSUE BELARMINO DA SILVA** JOSUE MACHADO DANTAS **JOSUE MARCOS DA SILVA** JOSUE PEREIRA DE SOUZA **JOSUE**
NUNES DO AMARAL **JOZIANE TREVISAN CRISTIANETI** JOZIVANDRO DO NASCIMENTO **JUAN FRANCISCO G DE PAULA** JUARES PEREIRA DE SOUZA **JUAREZ FELIX MACIEL** JUAREZ LEONCIO PEREIRA **JUAREZ PEREIRA INACIO** JUAREZ SIQUEIRA DE MOUR
E OLIVEIRA **JUCELIO SILVA DE FREITAS** JUCEMBERG BEZERRA DA SILVA **JUCIARIA MARIA REGIS** JUCICLEIDE DANTAS DINIZ **JUCIE COSTA PORTO** JUCILEIDE GOMES DA SILVA **JUCILENE ALBUQUERQUE** JUCILENE BARBOSA DE ARAUJO **JUCILENE BEZERR**
JULIANA ANTONIA DE BRAGA **JULIANA BASSANI** JULIANA CARON **JULIANA DA COSTA VIANA** JULIANA DA SILVA **JULIANA DE FATIMA PEREIRA DIAS** JULIANA FERREIRA CAVALCANTE **JULIANA FREIRE DE SOUZA** JULIANA MARIA DA SILVA **JULIANA MEZADI**
LHAES JULIANO MOTTA **JULIANO SARTORI** JULIANO STIEVEN **JULIANO SVIZZERO REGHINI** JULIERMERSON PERES DOS SANTOS **JULIO AMORIM PEREIRA** JULIO AUGUSTO P FILHO **JULIO BATISTA BIZERRA FILHO** JULIO BERNADINO DA SILVA **JULIO CESAR**
LIO CEZAR BENTO JULIO CEZAR FERNANDES DA SILVA **JULIO CEZAR FRIZON** JULIO GIOVANI SILVA **JULIO MARCOS CARDOSO CAVALCANT** JULIO MAXIMIANO SCUDELER NETO **JULIO OSMAR CONTREIRA PEREIRA** JULITE NARDI **JUNICILO NOGUEIRA ARAUJ**
AS DE M SALVETTI JUREMA DOMINGOS **JUREMA JOSEFINA REGINATTO** JUSCARA EVANGELINA T DE J LUNA **JUSCELINO ANTONIO A JUNIOR** JUSCELINO BARBOSA MOREIRA **JUSCELINO BARBOSA PATRICIO** JUSCILETE DO NASCIMENTO PONTES **JUSCIMAR**
S DE CARLI **JUSTINA INES BORGES VIEIRA** JUSTINA INES MARINI MARANGONI **JUSTINA INES MEZZOMO** JUVANIL PEREIRA DE OLLIVEIRA **JUVENAL DA COSTA SILVA** JUZENIO DE MELO SOUZA **KACIO REMOR** KALINA GOMES ALVES **KALINA LIGIA E DOS SANTO**
ARLA VIVIANE T DA ROCHA **KARMECITO LOPES DE MOURA** KARPEGIANE BATISTA DA SILVA **KARYN CUNHA CATHARINO** KASSIANA NARDI **KATIA BUSATTO** KATIA CILENE R BARBOSA **KATIA EMILENE B MENDES** KATIA FELIX DA COSTA **KATIA GOMES FERREIR**
A CUNICO KAYO CESAR ARAUJO DA SILVA **KEDMA DE LORENZO ANDOZIA** KEFRINE SEIXAS RAMOS **KEILA KARINA DE LIMA** KEITIUSE REGINA DA S SALUSTINO **KELEN AIRES GOULART** KELEN CRISTINA ROZA **KELI CRISTINA RODIGHERI** KELLY ARAUJO COSM
LVIA ALEXANDRE DANTAS **KLEBER AURELIO DA SILVA SIMOES** KLEBER DE ASSIS E SILVA **KLEBER DOS SANTOS BASTOS** KLEBER FELIX DE LIMA **KLEBER FERREIRA JUNIOR** KLEBER FUGA **KLEBER HENRIQUE GONCALVES** KLEBER SILVA SANTOS **KLEBE**
IR MEZZALIRA **LADJANE FERREIRA DA SILVA** LADY DAYANA LEITE DE MOURA **LAEDSON OLIVEIRA AGUIAR** LAELSON BARBOSA DOS SANTOS **LAERCIO BAOBOSA DA SILVA** LAERCIO BENTO FIGUEIREDO **LAERCIO CAVALCANTE DA SILVA** LAERCIO DACOS
OS SANTOS LAILSON ESTEVAM DA SILVA **LAILSON FERNANDO S DE SOUSA** LAINIR TEREZINHA P VIECZORECK **LAMARK DA SILVA FALCAO** LANUCIO NEGREIRO DA LIMA **LAUDANIR CARVALHO DE OLIVEIRA** LAUDECI RAFAEL DE ARAUJO **LAUDEI CARVALHO D**
AURINETE GALDINO DE ANDRADE **LAURO ANTONIO LUZA** LAURO MASSIGNANI **LAZARO DE BETANIA B DE FARIA** LAZARO JOAQUIM PEREIRA **LEANDERSON DONATO DE FARIAS** LEANDRA CAMPOS **LEANDRA ELESBAO DE OLIVEIRA** LEANDRO BRAGA CORRE
DES LEANDRO EUZEBIO DE L ANDRADE **LEANDRO FERREIRA DA SILVA** LEANDRO FLORENTINO DE B SILVA **LEANDRO FRANCIO** LEANDRO GHETI KAO **LEANDRO GOMES DA SILVA** LEANDRO ISMAEL PAZ **LEANDRO JANUARIO ALVES** LEANDRO JOSE DA SIL
E TAVARES DE FREITAS **LEDA FATIMA PIRES DA CONCEICAO** LEDA MARIA GONCALVES **LEDA SILVA GASPARIN** LEDEVIR MARINI **LEDI BIFF CARMINATTI** LEDIANE FRANCISCA SINEZIO **LEIA MARIA BOTELHO GUIMARAES** LEIA TEREZINHA GONCALVES PORT
A **LENIEBSA MARIA A DE A BARBOSA** LENIELSON LOPES DE ANDRADE **LENILDA BATISTA V DA SILVA** LENILDA DA SILVA **LENILDA FARIAS SILVA** LENILDA MELO DA COSTA **LENILDA MENDES DE SOUSA** LENILSON AZIZ GOMES **LENILSON DE ANDRADE ALVE**
ODIR MARIO RAMPON LEOMAR ANTONIO CASTILHOS **LEOMAR GOBBI** LEOMARI CONCOLATTO **LEONALDO DA SILVA SANTOS** LEONALDO JERONIMO DE FRANCA **LEONALDO MARCULINO DE LIMA** LEONARDO ALVES PEREIRA **LEONARDO ANTONIO GOMES D**
LEONARDO NOGUEIRA **LEONARDO PINTO NEVES** LEONARDO SANTOS ALVES **LEONDINA LUNARDI REMOR** LEONEL ALEXANDRE DA SILVA **LEONEL JOSE DESCET** LEONEL SPAGNOL **LEONICE DA SILVA DANTAS** LEONICE FERNANDES DA SILVA **LEONICE MAR**
ZON **LEONIR CUNICO MATTIOLLO** LEONIR ZECHIN **LEONIZIO BOARETTO** LEONOR BOSA LORO **LEONOR DE SOUZA MARTINS** LEOSETE BATISTA ZEFERINO **LEOZENILDO DO R R BELEM** LESSANDRO LUIZ RODRIGUES **LETICIA DE MATOS SOUSA** LETIERI
RESOLIN CANCI LIBERA DAL SANTO **LIBERA DE VARGAS FROSI** LIBERA FRANCISCON MORELLO **LIDERZIO FARIAS DUARTE DA SILV** LIDIA GAJESKI DURACZENSKI **LIDIA GAYESKI DIDONE** LIDIA LEONEL **LIDIA MARLENE PRIMER ZACHARIA** LIDIA PERUZZO **LID**
IA BORTOLI **LILIAM RODRIGUES** LILIAN C DE FRANCA DE OLIVEIRA **LILIANA SIVIERO** LILIANE DOMENEGHINI BERTI **LILIANE MEDEIROS DA SILVA** LILIANE MERLO **LILIANE SOARES DO NASCIMENTO** LILIANE TOFOLLO **LILIDIANE DE BARROS** LINALDO ALVES
HA LINDEMBERG ANDRADE SILVA **LINDEMBERG CLEMENTINO** LINDENILSON CARDOSO DA SILVA **LINDEVALDO DA SILVA LUCENA** LINDINALVA MARQUES DE MOURA **LINDOLFO JOAO SCHMIT** LINDOLFO MACIEL DA S NETO **LINDOMAR AMARO** LINDOMAR D
EREK LISETE BERDONCELLO LISIANE MARIA R CASAGRANDE **LISIANE TIEPPO** LISIELE VEDANA **LISSANDRA SASSO BENELLI** LIVETE APARECIDA SECCHI **LIVETE CARON POLESELLO** LIVIA CAMILE DE LIMA SILVA **LIZABETE AUDIBERT** LIZABETE PROCOPIO
NATO REBELATTO LORI SPAZZIN **LORISETE TERESINHA C GOBBI** LORITA MANSSARDO WASKIEVICZ **LORITA PUTTI MATTIELLO** LORRUAMA LIMA BARBOSA **LOURDES BOLSONI DALL AGNOL** LOURDES BURATO MENEGAZ **LOURDES CASAGRANDE SOSTISS**
SEVERINO **C ALBUQUERQU** LUANA CABRAL DA SILVA **LUANA LOUREIRO MORATELLI** LUBIA MARIA DE PAULA CARLESSO **LUCAS DE MEDEIROS** LUCAS EVANGELISTA F DA SILVA **LUCAS FELIX DA SILVA** LUCAS FREIRE BARBOSA **LUCAS NUNES FILHO LUC**
BIN **LUCIA CLEIDE BERNARDO SILVA** LUCIA DE FATIMA DA COSTA **LUCIA DE FATIMA FARIAS SANTOS** LUCIA DE FATIMA KILKA CRESPI **LUCIA DE FATIMA NUNES MORAIS** LUCIA HELENA COSTA PINTO **LUCIA MARCIA DE FIGUEI RIBEIRO** LUCIA MARIA LUCENA
IANA DUARTE BARBOSA LUCIANA FERREIRA DE LIMA **LUCIANA FERREIRA DOS SANTOS** LUCIANA FLAVIA DA C MONTEIRO **LUCIANA FLORES DA SILVA** LUCIANA FOCHEZATTO **LUCIANA G DOMINGUES DE MELO** LUCIANA GOMES DA SILVA **LUCIANA GOMES**
SE LUCIANA QUADRI **LUCIANA RAMOS DE OLIVEIRA** LUCIANA RODRIGUES DOS SANTOS **LUCIANA ROTTINI** LUCIANA SOARES **LUCIANA SOARES DE SOUZA** LUCIANA SOUZA DE MELO **LUCIANA TEIXEIRA DA SILVA** LUCIANE COSTA FIORENTIN **LUCIANE D**
NSKI LUCIANE TACCA **LUCIANE TESSARI** LUCIANE ZANCANARO GUZZO **LUCIANO ALEXANDRE DA SILVA** LUCIANO ALIPIO DA SILVA **LUCIANO ALMEIDA** LUCIANO ALVES DE ALBUQUERQUE **LUCIANO ALVES DE LIMA** LUCIANO ALVES NUNES **LUCIANO ANDI**
FILHO **LUCIANO CARVALHO LUSTOSA** LUCIANO CLODOALDO MANARA **LUCIANO CONSTANCIO R FILHO** LUCIANO DA COSTA BATISTA **LUCIANO DA COSTA TEIXEIRA** LUCIANO DA SILVA **LUCIANO DA SILVA MEDEIROS** LUCIANO DE ASSIS SILVA **LUCIANO DE MEL**
RANCISCO DA SILVA LUCIANO FREITAS DE MORAIS **LUCIANO GOES** LUCIANO GONCALVES **LUCIANO GONZAGA DE ARAUJO** LUCIANO HENRIQUES DOS SANTOS **LUCIANO JOSE DE LIMA** LUCIANO JOSE DE SOUZA **LUCIANO LENCINI FLORES** LUCIANO LIMA
LUCIANO RIBEIRO DA SILVA **LUCIANO RIBEIRO DE OLIVEIRA** LUCIANO RODRIGUES **LUCIANO RODRIGUES** LUCIANO RODRIGUES CAVALCANTI **LUCIANO RODRIGUES DA SILVA** LUCIANO SANTIAGO BARRETO **LUCIANO SILVA DA SILVA** LUCIANO SILVA BARBOSA **LUCIAN**
AMARAL MACENA LUCIDANIA PELINSON **LUCIEIDE TEIXEIRA DE LIMA** LUCIELIO JACINTO DA SILVA **LUCIEN MAURO SIMAO** LUCIENE BEZERRA DO NASCIMENTO **LUCIENE CIPRIANO DA COSTA** LUCIENE CORDEIRO DA CRUZ **LUCIENE CORDEIRO DOS SANT**
DA SILVA LUCIENY SHIRLEY SOUSA COSTA **LUCILA RODRIGUES DUARTE** LUCILENA M DOS SANTOS BEZERRA **LUCILENE ALVES DA COSTA** LUCILENE CANDIDO FARIAS **LUCILENE FARIAS DE SOUZA** LUCILENE RIBEIRO SOUTO **LUCILETE SALETE DE SOU**
ZA BOLSSONI **LUCIMARA GOLFE** LUCINALDO RODRIGUES SILVA **LUCINALDO SOARES DA SILVA** LUCINALVA AUGUSTO DA SILVA **LUCINALVA TORQUATO CORDEIRO** LUCINARA RIBEIRO DE BARROS **LUCINDA MIGLIAVACA GRANDO** LUCINEIA ALVES ERINGI
BONFANTE LUCINEIDE SANTOS GUIMARAES **LUCINEIDE SILVA DA COSTA** LUCINEIDE SOUZA SANTIAGO **LUCIO ANTONIO SOARES BOEIRA** LUCIO DA SILVA RIBEIRO **LUCIO FLAVIO DA SILVA** LUCIO FONSECA DOS SANTOS **LUCIO KLEBER R DE LUCENA LUC**
MA DO LIVRAMENTO LUDIMILLA FERRI LUIS **AIRES DE BARROS** LUIS ALEXANDRE CAVICHIOLLI **LUIS ALEXANDRE DO NASCIMENTO** LUIS ALVES DE SOUZA SOBRINHO **LUIS ANTONIO RIBEIRO OLIVEIRA** LUIS ANTONIO SASSI **LUIS ANTONIO SILVA** LUIS CARL
S RIBEIRO LUIS DOS SANTOS BARBOSA **LUIS FERNANDO BELFORT PIMENTA** LUIS FERNANDO CONTINI **LUIS FRANCISCO DA SILVA** LUIS GEORGE S ARAUJO **LUIS GLAUCO DE MIRANDA JUNIOR** LUIS GOMES DA SILVA **LUIS GUILHERME LOPES DANTAS L**
OZ B CABARCOS **LUIZ ANTONIO DE ARAUJO MATOS** LUIZ ANTONIO DE CAMARGO **LUIZ ANTONIO FERREIRA DA SILVA** LUIZ ANTONIO L ALBINO **LUIZ ANTONIO MAZETO** LUIZ ANTONIO NOGUEIRA **LUIZ ANTONIO SILVA FERNANDES** LUIZ ANTONIO TRINDADE **LU**
S DE MELO MACEDO LUIZ CARLOS DOS SANTOS **LUIZ CARLOS FELIX DOS SANTOS** LUIZ CARLOS GOMES **LUIZ CARLOS GOMES DOS REIS** LUIZ CARLOS LIMA LIVRAMENTO **LUIZ CARLOS M NASCIMENTO** LUIZ CARLOS MASCENA DAS NEVES **LUIZ CARL**
IANO TAVARES DA SILVA **LUIZ FERNANDO DE LIMA** LUIZ FERNANDO LUZA MACIEL **LUIZ FERNANDO MELLO SILVEIRA** LUIZ FLAVIO RODRIGUES **LUIZ FRANCISCO DA SILVA** LUIZ GONZAGA **LUIZ GONZAGA MARINHO** LUIZ HENRIQUE SCHAPINSKI **LUIZ JOSE**
O NASCIMENTO LUIZA MARIA DO NASCIMENTO **LUIZINHA BIM MEZADRI** LUIZINHA DALL AGNOL MATIELLO **LUIZINHA PERUZZO MORELLO** LURDES BASSANI BRESOLIN **LURDES CONSOLADORA BARBOSA** LURDES DE CARVALHO **LURDES FATIMA DE O FERR**
SILVA **LUZIA MARIA FAUSTINO DA COSTA** LUZIA PEREIRA DA SILVA **LUZIANE DIAS RODRIGUES** LUZIMAR ANULINO DE LIMA **LUZIMAR FELIX DOS SANTOS** LUZINALDO OLIVEIRA AGUIAR **LUZINEIDE DOS SANTOS LUCENA** LUZINETE ARAUJO DA SILVA **LUZINE**
SCANO DA SI **MA DO ROSARIO G DE OLIVEIRA** MA DO SOCORRO ARAUJO SOARES **MA EDNALVA GRANGEIRO DA SILVA** MA ELISANGELA SANTOS ELEOTERIO **MA EVANILDA VALENTE DE ANDRADE** MA HELENA DA SILVA **MA JOSE LOPES BELO** MA ROSANGE
LDO LOPES MADSON DA SILVA REIS **MAGIDIEL PORTELA DE MELO** MAGNA DA CONCEICAO **MAGNA DA SILVA** MAGNO BARBOSA DA S PEREIRA **MAGNO DA SILVA SANTOS** MAGNO SERGIO DO NASCIMENTO **MAHILTON DE PONTES FRANCA** MAIARA RABAIOL
GOMES JERONIMO **MANASSES SILVA DOS SANTOS** MANOEL BERNARDO DA SILVA **MANOEL CABRAL DA SILVA** MANOEL CALIXTO DE LIMA **MANOEL CANDIDO DOS SANTOS** MANOEL CARLOS PEREIRA **MANOEL CESAR DE ARAUJO** MANOEL COSMO BARBO
OEL LINO DA SILVA **MANOEL LOURENCO DE BARROS** MANOEL LUIS DA SILVA **MANOEL LUIZ ALVES** MANOEL MARQUES DAS CHAGAS **MANOEL MENDES E SILVA** MANOEL MESSIAS DA SILVA **MANOEL MESSIAS GOMES BARBOSA** MANOEL MESSIAS N DA SIL
A ROCHA MANOEL RIBEIRO DE VASCONCELOS **MANOEL SECUNDO FILHO** MANOEL SEVERINO NETO **MANOEL SILVEIRA DE FARIA** MANOEL SINESIO DE MENEZES **MANOEL TARGINO DA NOBREGA** MANOEL VENANCIO DOS SANTOS **MANUEL BELO** MANU
UES DA SILVA MANUEL MATIAS DA SILVA **MANUEL MESSIAS DE SOUZA** MANUEL NICOLAU DE MIRANDA **MANUEL RAIMUNDO DA SILVA** MANUEL SACCO **MAQUIELE POLETTO** MARA DALILA DE MELO **MARA ELISA BRUNO** MARA GUSMAO DE OLIVEIRA **MARCE**
DRE DA ROCHA **MARCELO ALIPIO PINTO** MARCELO ALVES DA SILVA **MARCELO APARECIDO DA SILVA** MARCELO BARBOSA DE OLIVEIRA **MARCELO BARBOSA SANTOS** MARCELO BATISTA DA LUZ **MARCELO BATISTA NOGUEIRA** MARCELO BENTO MARTINIA
O DA SILVA SANTOS MARCELO DA SILVA SANTOS **MARCELO DA SILVA SOUZA** MARCELO DAIAM BASSANI **MARCELO DAL MAS** MARCELO DE ARAUJO LINHARES **MARCELO DE ARAUJO SANTINO** MARCELO DE BRITO PESSOA **MARCELO DE CARVALHO PIN**
DA SILVA MARCELO FIRMINO DA COSTA **MARCELO FONSECA RIBEIRO** MARCELO GAMA PERES **MARCELO GONCALVES DE OLIVEIRA** MARCELO GRAVALOS **MARCELO GUZZO** MARCELO H GALVAO DO NASCIMENTO **MARCELO INACIO COSTA** MARCELO INAC
RTINS **MARCELO PEREIRA** MARCELO SAMPAIO RUFFEIL **MARCELO SARTORI** MARCELO SERAFIM DA SILVA **MARCELO SILVA SOUZA** MARCELO SOARES DE MELO **MARCELO SOUSA SILVA** MARCELO SOUZA MACHADO **MARCELO TAKEDA** MARCELO TONAT
T MACHADO **MARCIA APARICIO ARREBOLA** MARCIA BOSCHI **MARCIA CARBONERA DUZ** MARCIA CAROLINA DA SILVA **MARCIA CENCI BURATO** MARCIA CIELO **MARCIA CINELLI** MARCIA CRISTINA ALVES **MARCIA CRISTINA M FERREIRA** MARCIA DA COSTA CR
A FRIZON **MARCIA GLEDNA DE O NUNES** MARCIA GUILHERME DA FONSECA **MARCIA GUIMARAES MATIAS** MARCIA JOCELIA SILVA L ANDRADE **MARCIA LUCIANE P PICETTI** MARCIA MARIA DA SILVA **MARCIA MARIA P DE LIMA** MARCIA MARIA PEREIRA DE SOU
A EXPERIDIAO MARCIA SUENIA CLEMENTINO **MARCIA VALERIA ALBUQUERQUE** MARCIA VANUSA GUIMARAES **MARCIANA BARROS** MARCIANA DE OLIVEIRA LUCAS **MARCIANA FRIZON** MARCIANO BERNARDI **MARCIANO DE OLIVEIRA SANTOS** MARCIA
MARCIO ALEXANDRE MAIA MARCIO ANTONIO JUGNO **MARCIO ANTONIO KESTIES** MARCIO BERNARDINO DE SOUZA **MARCIO CARLOS DA SILVA** MARCIO CESAR JACOMETTI **MARCIO CUSTODIO DOS SANTOS** MARCIO DA SILVA ALVES **MARCIO DE FREIT**
ATO **MARCIO JAMES BARBOSA DE LIMA** MARCIO JOSE DA SILVA **MARCIO JOSE DA SILVA ALVES** MARCIO JOSE DE OLIVEIRA **MARCIO JOSE MEZARI** MARCIO JULIANO DA SILVA **MARCIO JULIO DA SILVA** MARCIO LUIZ DOS SANTOS **MARCIO LUIZ PONTES MARC**
ARCIO SOUSA SILVA **MARCIO TENORIO BRITTO** MARCLEIDE DA SILVA **MARCO ANDRE MOREIRA FERNANDES** MARCO ANTONIO BERNART **MARCO ANTONIO DE ANDRADE** MARCO ANTONIO DELLA MURA **MARCO ANTONIO LOPES DE SOUZA** MARCO ANTON
ALVES DOS SANTOS MARCONDES ARAUJO DE ASSIS **MARCONDES CUNHA SANTOS** MARCONDES DOS SANTOS DIAS **MARCONE FELIX DE ALMEIDA** MARCONE GOMES DO NASCIMENTO **MARCONE QUIRINO DA SILVA** MARCONI DE LIMA DA SILVA **MARCONI**
COS ALVES DE OLIVEIRA MARCOS ALVES GONCALVES **MARCOS AMERICO GUIMARAES** MARCOS ANDRE S SILVA **MARCOS ANTONIO ALVES DA SILVA** MARCOS ANTONIO ANSELMO DUARTE **MARCOS ANTONIO ANTERO DA SILVA** MARCOS ANTONIO ARAUJO
SILVA MARCOS ANTONIO DA SILVA **MARCOS ANTONIO DE ALMEIDA** MARCOS ANTONIO DE MELO **MARCOS ANTONIO DOS SANTOS** MARCOS ANTONIO DOS SANTOS **MARCOS ANTONIO F DA SILVA** MARCOS ANTONIO F MARINHO **MARCOS ANTONIO FERREI**
ARCOS ANTONIO PEREIRA **MARCOS ANTONIO PORTE HENRIQUE** MARCOS ANTONIO S IRINEU **MARCOS ANTONIO SACHINI** MARCOS ANTONIO SALES DA SILVA **MARCOS ANTONIO SANTOS GOMES** MARCOS ANTONIO SANTOS SOUSA **MARCOS ANTONIO SIL**
CESAR BARBOSA GUIMARAES **MARCOS CESAR DA SILVA** MARCOS DE ARAUJO **MARCOS DE OLIVEIRA** MARCOS DE SOUSA BERNARDO **MARCOS DE SOUZA SILVA** MARCOS FARIAS DE FRANCA **MARCOS FERNANDO C SOUZA** MARCOS FERNANDO CARDO
COS JOSE DA SILVA **MARCOS LEANDRO DOS SANTOS** MARCOS LUIZ TIENGO **MARCOS LURSEVICIENE MORASTICO** MARCOS OLIMPIO **MARCOS ROBERTO DE LIMA** MARCOS ROBERTO OTACILIO **MARCOS ROGERIO DO NASCIMENTO** MARCOS SALVADOR
S PAIVA MARCUS DAVID FERRAZ **MARCUS MEIRA BASTOS** MARCUS PEREIRA DA SILVA **MARCUS TULIOS OLIVEIRA SILVA** MARCUS VINICIUS GUIMARAES **MARELI MARIA BASSANEZ** MARELISE CONTI BRUN **MARENIS BUSNELLO ZORZO** MARGARETE DA SIL
DOS SANTOS MARGARIDA GARCIA **MARGARIDA GOMES TEIXEIRA** MARGARIDA MARIA DA COSTA **MARGARIDA MARQUES DA SILVA** MARGARIDA PANDOLFO BRUGNERA **MARGARIDA PINHEIRO DE MOURA** MARGARIDA RODRIGUES **MARGARIDA SABINO**
NIZE COSME DA SILVA MARIA ALDENEIDE GONCALVES **MARIA ALDENIA FELIX** MARIA ALICE LEONCIO NOBREGA **MARIA AMAVEL DE ARAUJO** MARIA AMELIA MANTOAN **MARIA ANA SILVA EVANGELISTA** MARIA ANDREA DE SANTANA **MARIA ANDREIA ARAU**
O MARIAAP J TARAMUSI **MARIA AP MARQUES DA SILVA** MARIA AP MARQUES WANDERLEY **MARIA AP MORAES OLIVEIRA** MARIA AP OLIVEIRA BREITENBACH **MARIA APARECIDA A V DA SILVA** MARIA APARECIDA ALVES PEQUENO **MARIA APARECIDA AN DA SIL**
A **MARIA APARECIDA DA SILVA** MARIA APARECIDA DA SILVA **MARIA APARECIDA DA SILVA** MARIA APARECIDA DE LIMA **MARIA APARECIDA DE OLIVEIRA** MARIA APARECIDA DE PAIVA **MARIA APARECIDA DO E S SILVA** MARIA APARECIDA FE DOS SANTOS **MAF**
LO DE BARROS MARIA APARECIDA M EVANGELISTA **MARIA APARECIDA MELO DA SILVA** MARIA APARECIDA P DA SILVA **MARIA APARECIDA PEREIRA SILVA** MARIA APARECIDA RICARDO SANTOS **MARIA APARECIDA S AGOSTINHO** MARIA APARECIDA S DE PAI
C DE SOUZA MARIA BERNADETE M BIZERRA **MARIA BERNARDETE DA S BORBA** MARIA BETANIA DA SILVA E SILVA **MARIA BETANIA DE S GALDINO** MARIA BETANIA DINIZ GOMES **MARIA BEZERRA DOMINGOS** MARIA CALINA DA COSTA **MARIA CARMEM DA SIL**
IA CICERA DA PAZ **MARIA CICERA JUSTINO DA SILVA** MARIA CILENE XAVIER **MARIA CLARA RODRIGUES** MARIA CLAUDECIR S DE ARAUJO **MARIA CLAUDENICE G DA SILVA** MARIA CLAUDIA ADORNO GOMES **MARIA CLAUDIA ALVES** MARIA CLAUDIA BERNARI
DRE MARIA CRISTINA ALVES **MARIA CRISTINA DA C DE O SILVA** MARIA CRISTINA DA SILVA **MARIA CRISTINA DE FARIAS** MARIA CRISTINA DO N SILVA **MARIA CRISTINA DOS S DAMASCENO** MARIA CRISTINA FELIPE DA SILVA **MARIA CRISTINA GOMES DE ARAU**
NCEICAO A DE AGUIAR **MARIA DA CONCEICAO A DUARTE** MARIA DA CONCEICAO B DA SILVA **MARIA DA CONCEICAO BARBOSA** MARIA DA CONCEICAO CANDIDO **MARIA DA CONCEICAO DE AGUIAR** MARIA DA CONCEICAO DE O SILVA **MARIA DA CONCEICA**
A MARIA DA CONCEICAO R DA SILVA **MARIA DA CONCEICAO S DE MOURA** MARIA DA CONCEICAO S SANTOS **MARIA DA CONCEICAO T DIONIZIO** MARIA DA G GERALDO DA SILVA **MARIA DA GLORIA A FERREIRA** MARIA DA GLORIA DA SILVA **MARIA DA GLORIA**
ZAARAUJO **MARIA DA GUIA DOS SANTOS** MARIA DA GUIA GOMES RIBEIRO **MARIA DA GUIA M HERCULANO** MARIA DA GUIA PESSOA **MARIA DA GUIA SILVA DE MACEDO** MARIA DA GUIA SILVA SOUZA **MARIA DA LUZ BENICIO** MARIA DA LUZ DA SILVA **MARIA DA L**
A DA SILVA MARIA DA PENHA DA SILVA SANTOS **MARIA DA PENHA DE A NASCIMENTO** MARIA DA PENHA DE FRANCA **MARIA DA PENHA DE LIMA** MARIA DA PENHA DOS S FARIAS **MARIA DA PENHA FERREIRA** MARIA DA PENHA MARANHO CRUZ **MARIA DA PEN**
EIDE **MARIA DAMIAO GONCALVES** MARIA DAS DORES B DA COSTA **MARIA DAS DORES B SILVA** MARIA DAS DORES DA CONCEICAO **MARIA DAS DORES DA S SOARES** MARIA DAS DORES DA SILVA **MARIA DAS DORES DA SILVA** MARIA DAS DORES DA SILVA **MAI**
A CAMARA MARIA DAS DORES SILVA SANTOS **MARIA DAS DORES T DA SILVA** MARIA DAS DORES VITOR **MARIA DAS G DE C E S DE SOUZA** MARIA DAS G DE L SANTOS **MARIA DAS GRACAS ARAUJO** MARIA DAS GRACAS ARAUJO SILVA **MARIA DAS GRACA**
TOS MARIA DAS GRACAS EMIDIO SANTOS **MARIA DAS GRACAS FAUSTO** MARIA DAS GRACAS FERNANDES **MARIA DAS GRACAS FLORIANO BENT** MARIA DAS GRACAS G DA SILVA **MARIA DAS GRACAS L DA SILVA** MARIA DAS GRACAS LEITE CABRAL **MARIA D**
ARIA DAS GRACAS SILVA RAMOS **MARIA DAS GRACAS SIQUEIRA** MARIA DAS GRACAS SOUZA LOPES **MARIA DAS GRACAS VICENTE SILVA** MARIA DAS MERCES DE S NARCIZO **MARIA DAS MERCES MACEDO FARIAS** MARIA DAS N DA SILVA NASCIMENT **MAI**
MARIA DAS VITORIAS MARCOLINO **MARIA DAS VITORIAS PINHEIRO** MARIA DAS VITORIAS PONTES **MARIA DE FATIMA A FARIAS** MARIA DE FATIMA ALVES **MARIA DE FATIMA ANTERO** MARIA DE FATIMA ASSUNCAO **MARIA DE FATIMA B GIMENES** MARIA DE FAT
TIMA DOS S CORDEIRO MARIA DE FATIMA DUARTE COSTA **MARIA DE FATIMA E DE ARAUJO** MARIA DE FATIMA F DOS SANTOS **MARIA DE FATIMA FERREIRA SILVA** MARIA DE FATIMA G DE OLIEIRA **MARIA DE FATIMA G DE OLIVEIRA** MARIA DE FATIMA GONCALV
A DE FATIMA PESOA DA SILVA **MARIA DE FATIMA Q DE SOUZA** MARIA DE FATIMA R DE S VIEIRA **MARIA DE FATIMA RUIZ** MARIA DE FATIMA S NASCIMENTO **MARIA DE FATIMA SILVA** MARIA DE FATIMA SOUSA LOPES **MARIA DE FATIMA SOUZA SILVA** MARIA DE FATI
URDES BAVARESCO MARIA DE LOURDES BEZERRIL **MARIA DE LOURDES BISATO** MARIA DE LOURDES CENCI ZANDONA **MARIA DE LOURDES DA S MOURA** MARIA DE LOURDES DA SILVA **MARIA DE LOURDES DE L ANDRADE** MARIA DE LOURDES DE LIMA **MAI**
LOURDES M DOS SANTOS MARIA DE LOURDES N DE OLIVEIRA **MARIA DE LOURDES P DA ROSA** MARIA DE LOURDES P DE CARVALHO **MARIA DE LOURDES P GHELLERE** MARIA DE LOURDES POCAI ZARDO **MARIA DE LOURDES RO DA SILVA** MARIA DE LOURC
NASCIMEN MARIA DE LOURDES Z COLTRO **MARIA DE NAZARE P DOS SANTOS** MARIA DE SOCORRO TAVARES **MARIA DEMILDES DA SILVA GOMES** MARIA DENIZE FELIX **MARIA DEUZA DA SILVA** MARIA DIONILIA DE O PIMENTEL **MARIA DO AMPARO RODRIGU**
N **MARIA DO CARMO R MENEZES** MARIA DO CARMO REGINATO **MARIA DO CARMO SILVA** MARIA DO CARMO SILVA **MARIA DO CARMO SOUZA NOMURA** MARIA DO CEU FERREIRA BARRETO **MARIA DO LIVRAMENTO F GONCALVE** MARIA DO PERPETUO SOCORR
CORRO ALVES NUNES MARIA DO SOCORRO ARAUJO **MARIA DO SOCORRO B DINIZ** MARIA DO SOCORRO BARBOSA **MARIA DO SOCORRO CABOCLO** MARIA DO SOCORRO CABRAL **MARIA DO SOCORRO DA S DANTAS** MARIA DO SOCORRO DA S LIMA **MARIA**
DE OLIVEIRA MARIA DO SOCORRO G DA SILVA **MARIA DO SOCORRO G FERRO** MARIA DO SOCORRO GOMES **MARIA DO SOCORRO L DA COSTA** MARIA DO SOCORRO M ALMEIDA **MARIA DO SOCORRO M DA SILVA** MARIA DO SOCORRO M DE SOUSA **MARIA**
PRASERES C PESSOA MARIA DULCILENE DIAS BEZERRA **MARIA EDELMA DE SOUZA LIMA** MARIA EDILENE BATISTA **MARIA EDILENE GOMES DA SILVA** MARIA EDILEUZA DA SILVA **MARIA EDILEUZA FELIX DA SILVA** MARIA EDILMA NONATO FERRO SILV **MAI**
A SILVA **MARIA ELENICE SOARES** MARIA ELIANE DE ANDRADE **MARIA ELIANE DO NASCIMENTO** MARIA ELIANE SILVA **MARIA ELIENE DANTAS** MARIA ELIETE MIRANDA DA SILVA **MARIA ELIONE LIMA NERE** MARIA ELISABETE P DOS SANTOS **MARIA ELIZABET**
ERRA SOUZA **MARIA EMILIA CALDAS ALBUQUERQU** MARIA EMILIA DA SILVA **MARIA EMILIA SILVA DE ARAUJO** MARIA ERONILSE M DE SOUZA **MARIA ESIEDE A BATISTA** MARIA ESTELA NUNES MORAIS **MARIA ESTELA ROMUALDO RIBEIRO** MARIA EUDALE
NCISCA B DA SILVA **MARIA FRANCISCA S DE MACEDO** MARIA FRANCISCO DA COSTA SILVA **MARIA FRANCIVANIA IZIDIO** MARIA GASYESKI MARCZINSKI **MARIA GENILSE DE ALMEIDA SILVA** MARIA GERILENE DE OLIVEIRA **MARIA GITANA DA SILVA SANTOS** MA
RETE PEREIRA MARIA GORETI C DA S OLIVEIRA **MARIA GORETTI FEITOSA** MARIA GORETTI N SILVA **MARIA GRACIELDA ARAUJO** MARIA GRACILENE DA SILVA **MARIA GRACINEIDE DA SILVA** MARIA GRACINETE G DA SILVA **MARIA GUIMARAES** MARIA HELE
ARIA IDALINA DA COSTA **MARIA ILZA DE SOUZA ALVES** MARIA INES A C ALMEIDA **MARIA INES CORTELLINI GUSBERTI** MARIA INES DALL AGNOL PALLA **MARIA INES DOS SANTOS** MARIA INES RENOVATO **MARIA INES ZALAMENA FRACASSO** MARIA IRANEIDE
DE SOUZA FILHA **MARIA JACILENE DA SILVA** MARIA JACKCIONE DA C VIANA **MARIA JACKELINE DE A SOARES** MARIA JANEIDE DA SILVA **MARIA JAQUELINE COSTA VIANA** MARIA JOELMA DE SOUSA **MARIA JOELMA GOMES BATISTA** MARIA JOSE ADELINO **MAI**
O MARIA JOSE BARRETO **MARIA JOSE BATISTA DA SILVA** MARIA JOSE BEZERRA DE SALES **MARIA JOSE CAMILO DA SILVA** MARIA JOSE CANDIDO RIBEIRO **MARIA JOSE CAVALCANTE** MARIA JOSE COSTA DA SILVA **MARIA JOSE D DE CARVALHO** MARIA JOSE
ARIA JOSE DA SILVA GOMES **MARIA JOSE DA SILVA LIMA** MARIA JOSE DA SILVA LOURENCO **MARIA JOSE DA SILVA NASCIMENTO** MARIA JOSE DA SILVA RODRIGUES **MARIA JOSE DA SILVA SANTOS** MARIA JOSE DE ANDRADE **MARIA JOSE DE ANDRADE MA**
IA JOSE DE OLIVEIRA SALES **MARIA JOSE DE SOUZA SILVA** MARIA JOSE DIAS DA SILVA **MARIA JOSE DIAS DE LIMA** MARIA JOSE DIONIZIO DA SILVA **MARIA JOSE DO NASCIMENTO** MARIA JOSE DO NASCIMENTO **MARIA JOSE DOS SANTOS** MARIA JOSE FAUST
RIA **JOSE FERREIRA PEREIRA** MARIA JOSE FREIRE **MARIA JOSE GO DOS SANTOS** MARIA JOSE GUEDES DE ANDRADE **MARIA JOSE INACIO DA SILVA** MARIA JOSE INACIO FERREIRA **MARIA JOSE JUVENCIO DA SILVA** MARIA JOSE LIMA DA S FERNANDES **MAI**
E NUNES BEZERRA MARIA JOSE OLIVEIRA DE SOUSA **MARIA JOSE PEREIRA** MARIA JOSE PEREIRA DA SILVA **MARIA JOSE PEREIRA DE BARROS** MARIA JOSE PEREIRA DOS SANTOS **MARIA JOSE RIBEIRO DE SOUZA** MARIA JOSE RODRIGUES DA COSTA **MAI**
OUZA DA SILVA **MARIA JOSELIA D B CARVALHO** MARIA JOSELIA DE O BATISTA **MARIA JOSENILDA PEREIRA DA SIL** MARIA JOSETE DA SILVA **MARIA JOSIANE DA SILVA** MARIA JOSINEIDE C DE LIMA **MARIA JOVANI DE FARIA** MARIA JOZILENE P DA SILVA **MAI**
IA LU SILVEIRA DA SILVA **MARIA LUCI PEDRO DE SOUZA** MARIA LUCIA ALVES **MARIA LUCIA ALVES BA SILVA** MARIA LUCIA BERNARDO DA SILVA **MARIA LUCIA CORDEIRO DA CRUZ** MARIA LUCIA COSME **MARIA LUCIA DA SILVA** MARIA LUCIA DA SILVA **MARIA LU**
RIA LUCIA GOMES DE OLIVEIRA MARIA LUCIA GONCALVES DO AMARA **MARIA LUCIA LOPES** MARIA LUCIA M DOS SANTOS **MARIA LUCIA SANTOS DA SILVA** MARIA LUCIA SILVA FRANKLIN **MARIA LUCIA ZUZA** MARIA LUCIANA QUI DOS SANTOS **MARIA LUCIA**
LUCINDA DA SILVA VALENTE **MARIA LUIZA DA SILVA** MARIA LUIZA DO N DANTAS **MARIA LUIZA GOMES DE CARVALHO** MARIA LUIZA GREGORIO **MARIA LUIZA M BATISTA** MARIA LUIZA MATIAS DOS SANTOS **MARIA LUIZA PAULINO RAMOS** MARIA LUIZA PELEGR
MADALENA DOS SANTOS MARIA MADALENA G D C BATISTA **MARIA MARGARETE A BERGAMIN** MARIA MARGARIDA DE O DA ROCHA **MARIA MARGARIDA DOS SANTOS** MARIA MARGARIDA GOMES NASCIMEN **MARIA MARINHO DO NASCIMENTO** MARIA MAF
A CUNHA **MARIA MIRIAM R DE LIMA** MARIA MIRIAM SILVA **MARIA MONICA DE OLIVEIRA** MARIA MONICA RODRIGUES **MARIA MOTELER ALLIEVI** MARIA NAZARE FERREIRA **MARIA NEIDE REIS DA SILVA** MARIA NELITA DA S R OLIVEIRA **MARIA NEUMA DE OLIVE**
JANILE DE LIMA MARIA RENILDA RIBEIRO ANSOLIN **MARIA RISOMAR DE MEIRELES** MARIA RISOMAR R FERREIRA **MARIA RITA DE OLIVEIRA** MARIA RITA DE SOUZA **MARIA RITA VIDAL FEITOSA** MARIA RIZONETE DE ANDRADE **MARIA ROSA CAMILO** MARIA RC
CA DE OLIVEIRA MARIA SALETE DA SILVA **MARIA SALETE DE MELO** MARIA SALETE RIBEIRO **MARIA SALETE SALES** MARIA SELMA BARRETO DA SILVA **MARIA SELMA MEDEIROS DO VALE** MARIA SILVANA DA SILVA SOUZA **MARIA SIMONE M C DE ARAUJO** MA
SUELY LIMA SILVA MARIA SUENIA ALMEIDA SANTOS **MARIA TACILIA DA SILVA** MARIA TEREZINHA ROVEA RIBEIRO **MARIA VALDETE AVELINO** MARIA VALDINES F DA COSTA **MARIA VALECIA DA SILVA** MARIA VANUZA DA SILVA **MARIA VERA LUCIA A DOS SANT**
ALVES DA SILVA **MARIA VILMA COSTA DOS SANTOS** MARIA ZAILMA DA SILVA **MARIA ZELIA DA SILVA** MARIANO ALEXANDRE DA SILVA **MARIANO PEREIRA DE SOUZA** MARIAZINHA PICCOLO **MARIBEL PICCOLI** MARICELE RANKRAPPES **MARICELIA DE SANTA**
RILENE ANA COMIN CACHAVA MARILENE ANSOLIN DALL AGNOL **MARILENE ANTONIO POLUCENA** MARILENE BARBIERI POMATTI **MARILENE BARBOSA DE LIMA SILVA** MARILENE BURATTO COSTELLA **MARILENE COREIA DE MELO** MARILENE CRISTIANE
AROLLO MARILENE PAGNONCELLI **MARILENE PRIAMO ABREU** MARILENE TRAMONTINA **MARILES STORTI NAVARINI** MARILETE BALLOTIN TEDESCO **MARILEUDO MARINHO SOARES** MARILI NERY DE SOUZA **MARILI TAPPARELLO** MARILIA ALEXANDRE M
LZA FERNANDES DE LIMA **MARILZA RODRIGUES DA SILVA** MARINA FIGUEIRA DOMINGOS **MARINA RIBEIRO DA SILVA SANTOS** MARINALDA ANDRADE DE LIMA **MARINALDA CASSIANO SOUTO** MARINALDO BERNARDO DA SILVA **MARINALDO CARDOSO DA SI**

A. Silva Criação/*Creation:* Mauro Inoue Assistentes de Criação/Assistants Creation: Leandro Rodrigo / Ernesto Fukunari Editoração/*Publishing:* Criart
on: Lucimar L. de Menezes Foto Havaianas/Havaianas Photo: Mario Castelo
names on the cover of this report refer to position as at 31 december 2002

JOSE PAULO DE OLIVEIRA SILVA JOSE PAULO GOMES JOSE PAULO SANTOS LIMA JOSE PEDRO ALESSIO JOSE PEDRO DOS S NETO JOSE PEREIRA BARBOSA JOSE PEREIRA DA SILVA.
IO DA COSTA JOSE PETRUCIO A DA SILVA JOSE PINHEIRO DOS SANTOS JOSE PIRES DE REZENDE JOSE PONTES DE FARIAS IRMAO JOSE PRIMO LOCATELLI JOSE RAIMUNDO BARBOZA JOSE RAIMUNDO DA SILVA JOSE RAIMUNDO DE LIMA JOSE RAMALHO SI
A MORAIS JOSE RENAN FERREIRA CALADO JOSE RIBEIRO DA SILVA JOSE RICARDO BEZERRA XAVIER JOSE RICARDO DA SILVA JOSE RICARDO G BESERRA JOSE RICARDO GOUVERTTE JOSE RICARDO LEANDRO JOSE RICARDO MEDEIROS OLIVEIRA JOSE
HO SENA JOSE ROBERTO DA C NASCIMENTO JOSE ROBERTO DA SILVA JOSE ROBERTO DA SILVA JOSE ROBERTO DA SILVA JOSE ROBERTO DA SILVA JOSE ROBERTO DA SILVA BEZERRA JOSE ROBERTO DE ARRUDA NUNES JOSE ROBERTO DE LIMA JOSE ROBE
O LIMA DA SILVA JOSE ROBERTO N CAITANO JOSE ROBERTO NUNES JOSE ROBERTO PAZ DE SANTANA JOSE ROBERTO SILVA ROCHA JOSE ROBERTO SILVA SANTOS JOSE ROBERTO SILVA SANTOS JOSE ROBERTO SOARES DA SILVA JOSE ROBERTO TAVARES
ONALDO DA SILVA OLIVEIRA JOSE RONALDO DE SOUZA JOSE RONALDO HENRIQUE GUERRA JOSE RONALDO LINO DA SILVA JOSE RONILDO LOPES SOARES JOSE ROQUE FERNANDES JOSE ROSIVALDO DA SILVA JOSE ROZENDO DO N FILHO JOSE RUBENS DI
ERAFIM NETO JOSE SERGIO BARBOSA JOSE SEVERINO DE LIMA JOSE SEVERINO DO RAMOS JOSE SEVERINO VILAR JOSE SHOEI AKAMINE JOSE SILVA DE LIMA JOSE SILVA SALUSTIANO JOSE SOARES ALVES PESSOA JOSE SOARES FELINTO JOSE TARCISIO
IR AUGUSTO JOSE VALDIR LIMA JOSE VALNDERLEY DE LIMA JOSE VALTER DA SILVA JOSE VALTER DA SILVA JOSE VALTER LEAL JOSE VALTER LIMA MONTEIRO JOSE VANDERLEY MARTINS SILVA JOSE VELEZ DA NOBREGA FILHO JOSE VELEZ MONTEIRO JOSE V
OSE WALTER LOURENCO DA SILVA JOSE WANDERLEY AMARO DA SILVA JOSE WANDERLEY DA S PEREIRA JOSE WANDERLEY DE A RIBEIRO JOSE WANDERLEY GOMES DE SOUTO JOSE WDSON SOARES JOSE WELLINGTON C SILVA JOSE WELLINGTON DE LIMA JC
SCO DE LIMA JOSEANE MARIA GONCALVES JOSEANE MARINHO DE OLIVEIRA JOSEANE PATRICIA DE OLIVEIRA JOSEANE RODRIGUES DANTAS JOSEANE SOARES BARBOSA JOSEANE VICENTE DA SILVA JOSEARA DA COSTA FARIAS JOSEBE OLIVEIRA SILVA JC
DA SILVA SANTOS JOSEFA DE ARAUJO CABRAL JOSEFA DE ARAUJO HO OLIVEIRA JOSEFA DE F G HENRIQUE JOSEFA DE SOUZA PORTO JOSEFA DIAS DE OLIVEIRA JOSEFA E ALVES DA SILVA JOSEFA ELIANE DE OLIVEIRA JOSEFA FERREIRA DA SILVA JOSEFA
RETE SILVA SOUZA JOSEFA MARIA DA SILVA JOSEFA MARIA NUNES JOSEFA MATIAS SANTOS JOSEFA MOREIRA SILVA DE MORAES JOSEFA PATRICIA LEITE DE SOUZA JOSEFA PEREIRA DE ARAUJO JOSEFA SOARES SANTANA FILHA JOSEFA TEIXEIRA DE LIMA
RGUES CUSTODIO JOSEILDO MEDEIROS DE AZEVEDO JOSEILMA FERREIRA DOS SANTOS JOSEILSON DE FARIAS LEITE JOSEILSON FAUSTINO CUSTODIO JOSEILSON NASCIMENTO JOSEILSON PAULINO GOMES JOSEILSON PEREIRA DA SILVA JOSEILTO SILVA
A DE SENA DOS SANTOS JOSELIA DE SOUZA SILVA JOSELIA FERNANDES DOS SANTOS JOSELIA MARIA DA SILVA JOSELIA PEREIRA DAS NEVES JOSELIA SIMAO JOSELIA VIRGOLINO PALMEIRA JOSELIA VITORINO GONCALVES JOSELINA DE BRITO LIMA JOSE
O JESUINO DE SOUZA JOSELITO JOSE BARBOSA JOSELITO MESSIAS DA COSTA JOSELITO ROCHA DA SILVA JOSELITO TAVARES DE SOUSA JOSELMA ALVES TRAJANO JOSELMA DONATO LEITE JOSELMA GALDINO DA SILVA JOSELMA MARTINS FERNANDES JO
A JOSEMAR GOMES PERES JOSEMAR MACIEL DA SILVA JOSEMBERG FARIAS DE SOUZA JOSEMILTON DA SILVA SOUZA JOSEMIR DE LIMA MONTEIRO JOSEMIR DOURADO ARAUJO JOSEMIR PAULO DA SILVA JOSENALDO ALEXANDRE L DA SILVA JOSENALDO SE
LDA JOSE DE SOUZA JOSENILDA PEREIRA DE FARIAS JOSENILDO ALVES DA SILVA JOSENILDO ALVES DA SILVA JOSENILDO ALVES OLIVEIRA JOSENILDO ARAUJO DA SILVA JOSENILDO ASSIS DO NASCIMENTO JOSENILDO BARB DE ALBUQUERQUE JOSENILD
NCA JOSENILDO DE SOUSA JOSENILDO LOPES DOS SANTOS JOSENILDO MATIAS DA SILVA JOSENILDO MIRANDA NEVES JOSENILDO MOREIRA DA SILVA JOSENILDO PAULINO DE OLIVEIRA JOSENILDO RIBEIRO DA SILVA JOSENILDO SEVERIANO DE SOUZA .
LTON ALVES DE SOUZA JOSENILTON RAMOS DE OLIVERA JOSENIR DOS SANTOS JOSETE FELIX DA SILVA JOSEVAL CLEMENTE BARRETO JOSEVAL RODRIGO C FREIRE JOSEVALDO DE SOUSA JOSEVALDO FERN DE OLIVEIRA JOSEVANIA VICTOR DA SILVA JOSIAN
SA JOSICLAUDIA DE SOUZA GOMES JOSICLAUDIO GOMES DA SILVA JOSICLE BARBOSA DOS SANTOS JOSICLEIDE DA SILVA NUNES JOSIELMA DE SOUZA COSTA JOSIENE ALVES DA SILVA JOSIFLAVIO CARDOSO DOS SANTOS JOSILDO FERREIRA DE SOUZA JOSI
A JOSILENE DE LIMA GUIMARAES JOSILENE DE SANTANA LIMA JOSILENE DE SENA SANTOS JOSILENE ENEDINO DOS SANTOS JOSILENE FERREIRA DANTAS JOSILENE GOMES DE MIRANDA JOSILENE MACARIO VIEGAS JOSILENE MACIEL FERNANDES JOSILE
RY FIRMINO DE FIGUEREDO JOSIMO GUIMARAES DOS SANTOS JOSINALDO ANDRADE DE OLIVEIRA JOSINALDO ANTONIO DOS SANTOS JOSINALDO AUGUSTO DE SOUZA JOSINALDO BARBOSA DA SILVA JOSINALDO BARBOSA DE AGUIAR JOSINALDO CARN
LDO DOS SANTOS VALDEVINO JOSINALDO FERREIRA GOMES JOSINALDO GOMES DA SILVA JOSINALDO GONCALVES DE LIMA JOSINALDO JOSE DOS SANTOS JOSINALDO LOPES DA SILVA JOSINALDO MATIAS DA SILVA JOSINALDO MORAIS DOS SANTOS JOSIN
DE ALVES BEZERRA JOSINEIDE ARAUJO CORREIA JOSINEIDE BATISTA DOS SANTOS JOSINEIDE BATISTA NUNES JOSINEIDE BENEDITO DA SILVA JOSINEIDE BERNADINO DE LIMA JOSINEIDE CARNEIRO DE OLIVEIRA JOSINEIDE CUSTODIO FERREIRA JOSINEIDE D
SINETE VICTOR PEREIRA JOSINETE VIRTURIANO GOMES JOSINEUMA TITO COSTA JOSIRENE CARDOSO DA SILVA JOSIVALDO ALVES DE SOUZA JOSIVALDO ANTONIO DOS SANTOS JOSIVALDO DANTAS DA SILVA JOSIVALDO DE MACEDO ROCHA JOSIVALDO FEI
SO DA SILVA JOSIVAN DA SILVA DONATO JOSIVAN DA SILVEIRA OLIVEIRA JOSIVAN DE BARROS SILVA JOSIVAN GALDINO DE MELO JOSIVAN OLIVEIRA SOUSA JOSIVAN SALUSTIANO DA SILVA JOSIVAN VICENTE FERREIRA JOSIVANDA ANDRE MARCOLINO JOSIV
NO DOS SANTOS JOVECY ALVES DE LIMA SILVA JOVELINA AP BRANDAO SERRA JOYCE GABRIELA N DE LIMA JOZELICE DOS SANTOS PESSOA JOZELMA DA SILVA JOZELMA DIAS BARBOSA JOZELMA SO AL DE ALBUQUERQUE JOZELMA VITORINO GONCALVES
SOARES DO NASCIMENTO JUCELANDIA MARIA R DE SOUZA JUCELI DE LIMA JUCELIA DO CARMO WAIRICH JUCELIA LUIZ DA SI LAURENTINO JUCELIA M GONCALVES DE VARGAS JUCELIA PEREIRA DE BRITO JUCELIA SILVA JUCELINO WANDERLEY C DE PAULA
AO JUCILENE CANDIDO DOS SANTOS JUCILENE DASKOSKI JUCILENE DE LIMA JUCIMAR DASKOSKI JUCINEIA PEREIRA DA SILVA JUDIMAR GOMES HENRIQUES JUDIT SARTORI PILETTI JUDITE MARTINELLI JULGLEIDE MAIA DE OLIVEIRA JULIANA ALBUQUER
SSO JULIANA PEREIRA DE ARAUJO JULIANA REBELATTO JULIANA TEREZINHA RODIGHERI JULIANA VICENSI PANDOLFO JULIANA VOSS JULIANE CASEMIRO JULIANE HELENA RODRIGUES JULIANO DAVI FARENZENA JULIANO GOMES DE OLIVEIRA JULIANO JOR
EL JULIO CESAR CANUTO DE SOUSA JULIO CESAR DA SILVA BATISTA JULIO CESAR DE C A SILVA JULIO CESAR DE LIMA COSTA JULIO CESAR MIRANDA JULIO CESAR PEREIRA DA SILVA JULIO CESAR SILVA DO CARMO JULIO CESAR SIMIONI JULIO CESAR SIMIONI J
APARECIDO INACIO JURACI MARIA BUSATTO ZABOT JURACI MARTINS DA ROCHA JURACY MACEDO DA SILVA JURAILTON AZEVEDO BARROS JURANDIR BARBOSA GOMES JURANDIR DA SILVA MACEDO JURANDIR PEREIRA DE MOURA JURANDIR REGIS DA SILVA
EIRA LOPES JUSCIMEIRE SOUZA DA SILVA JUSCINEIA CONCEICAO DA SILVA JUSSARA ALVES DE MOURA JUSSARA ANTUNES DOS SANTOS JUSSARA BAVARESCO JUSSARA BONFIM ARAUJO GOMES JUSSARA DOS SANTOS SOUZA JUSSARA MOREIRA JUSSARA
CHRISTIAN SERV DE MELO KALYNE VENTURA DA SILVA KARINA MARQUES CARDOSO KARINA MORAES DAL SASSO KARINE TEREZINHA BURIN KARISE BOITO KARLA BENTO DOS ANJOS KARLA CRISTINA A DE ARAUJO KARLA POLIANA DANTAS DA NOBREG KARI
AMAR DA SILVA KATIA KELLY MENEZES GUEDES KATIA MARIA MOTA DE LIMA KATIA REJANE DA SILVA LOPES KATIA SIMONE VIEIRA DA COSTA KATIANA DA SILVA KATIANA SOUZA DO NASCIMENTO KATIANE AMARAL DA SILVA KATIANE DO NASCIMENTO GOMES KA
A KELTON CAVALCANTI S COUTINHO KELY MARQUES SALES KEN ITI NISHIHARA KENIA LANDICEA DAS CHAGAS KENNEDY MENDES DE FREITAS KENNILDA NERI PEREIRA COSTA KERGINALDO NASCIMENTO DE LIMA KERGINALDO P S DOS SANTOS KEZIA SILVA
IR DA SILVA KLEBSON DA SILVA COSTA KLEBSON DANTAS DE SOUZA KLEBSON DE LIMA DOMINGOS KLEDSON ROBERTO M TEIXEIRA KLEIDSON DOS SANTOS BARBOSA KLEIDSON SALES DE AMORIM KLEISON DE MEDEIROS DA ROCHA KLESIO MEDEIROS DA
AERCIO ESTEVAM DA ROCHA LAERCIO MARQUES DE OLIVEIRA LAERCIO PEREIRA DOS SANTOS LAERCIO ROBERTO CARIA LAERDSON GUEDES CASTRO LAERSON ALVES DO NASCIMENTO LAESCE GOMES LOURENCO LAIDES CONSOLADORA RECH GRITTI LAIL
A LAUDETE MARIA ARISI LAUDIENE CRISTINA DINIZ LAUDIMERE RIBEIRO DA SILVA LAURA ANSOLIN LAURA MIRTYS BADU DE SOUSA LAURA PERTILE LAURA RIBEIRO LAUREMBERG ALEXANDRE DE SOUZA LAURICEIA ARAUJO DE BRITO LAURINDO TEODOMIRO A
RO ARRILTON DE MEDEIROS LEANDRO BARBOSA DOS SANTOS LEANDRO CARDOSO DA SILVA LEANDRO CLECIO DA SILVA LEANDRO DA SILVA LIMA LEANDRO DE AZEVEDO ALVES LEANDRO DE BARROS PINTO LEANDRO DE MELO ROCHA LEANDRO DOMINGU
RO LIMA SOARES LEANDRO LOPES TEIXEIRA LEANDRO MACENA DE OLIVEIRA LEANDRO MIRANDA DE MELLO LEANDRO PERIGO LEANDRO RAIMUNDO F DE QUEIROZ LEANDRO RICARDO L DA SILVA LEANDRO RICARDO LEHMKUHL LEANDRO SILVESTRE LOPE
IELENA FERREIRA LEIDIJANE MENEZES RODRIGUES LEILA AP DE CAMPOS CARREIRO LEILA APARECIDA FELICIANO LEILA MARCIA LIMA BARBOSA LEILA MOREIRA DE FRANCA LEILA MOTA DA SILVA LEILA ODY FARINA LELIS DA SILVA MARQUES LENALDA FAR
ON PEREIRA DA SILVA LENILSON PORPINO DE LIMA LENILSON TOME DA SILVA LENIR APARECIDA SCHERER LENIR NILEN LENIRA MELO DA COSTA LENIRA ROSANGELA P DE SOUZA LEO EIJI OHNUMA LEO FRIZON LEOCACIO ADILSON M PALOSCHI LEOCIRA GOMES
ONARDO AUGUSTO A DE L SOARES LEONARDO AUGUSTO DA SILVA LEONARDO BARBOSA DOS SANTOS LEONARDO BARBOSA GERA LEONARDO BRUNO SANTANA FREIRE LEONARDO CASSIMIRO DA SILVA LEONARDO DE ANDRADE SOCHA LEONARDO I DAS C
N TAIARIOL LEONICE MARQUES DA SILVA LEONICE MENDONCA CARDOSO LEONIDA SILVA LEONILDA COSTA DALL AGNOL LEONILDA GOTARDO TAPPARELLO LEONILDA LEONEL DOS SANTOS LEONILDE REGINATTO LEONILDO COSTA DE M JUNIOR LEONIR A
OZ MOURA LEUDIR JOSE DALVES LEVINEIDE ALVES DE OLIVEIRA LIANE ALVES DA SILVA LIANE BARBOSA DA SILVA LIANE FRATTA RIBEIRO LIANE MARCIA ZANELLA LIANE MENIN LIANES TEREZINHA C MARIN LIAW MECK DJOESMAN LIBANIO NASCIMENTO DA SILVA
BEZERRA LIDIANE CRISTIANETTI LIDIANE DE BARROS PINTO LIDIANE DOS SANTOS ROCHA LIDIANE LUVIZA DALCIN LIDIANE SALES DO NASCIMENTO LIDIANE TARGINO DA SILVA LIENIO KLEBER RUFINO LIEVEM MACIEL LIGIA B PINHEIRO ZACCARIA LIGIA REX
A LINALDO DE ARAUJO SANTOS LINALDO FERNANDES DO AMARAL LINALDO LAERSON BARBOSA LINDACI DE OLIVEIRA SILVA LINDALBERTO JOSE M DA ROCHA LINDALVA MATIAS DA SILVA LINDALVA MERCES DE SOUZA LINDAMIR XAVIER MATIAS LINDBERG DE
TRO LINDOMAR FAUSTINO DA SILVA LINDONES ZORZO LINDOVAL PAIVA DE SOUZA LINEIA SPAGNOLO LINO ANTONIO DE JESUS LIOMAR LUIZ BORTOLI LIOMAR VANCINI LIOSMAR ALVES DE SOUZA LIRIA DE NARDI LISANDRA ABATTI LISANGELA TIEPPO LISELEN
S LIZETE ARAUJO MORAES LOIDIR REGINATTO LOISE FERREIRA LOIVA MARIA PERTILE SCALCO LORELAI CARDOSO DE A BARRETO LORENA CERIOLI FRANZES LORENA RITA MARSON LORENI DA SILVA GIRARDI LORENI TERESINHA SILVEIRA LORETE FRISON
ES FAVERO MAGRI LOURDES GUARDA TONATTO LOURDES LIBERA C TODESCHINI LOURDES MADALENA R VIEIRA LOURDES NODARI RADIM LOURDES PEREIRA DA COSTA LOURDES PICETTI LOURINALDO SILVA DO NASCIMENTO LOURIVAL ANTONIO DA SILVA
SO DA SILVA LUCAS TACA PEDRO LUCAS TADEU ALVES RODRIGUES LUCELIA IZIDORIO DE MELO LUCELIA RODRIGUES DA S RIBEIRO LUCENA MARIA B BRUGNOROTTO LUCI BISON DUZ LUCI DA SILVA LUCI PATRICIA S DA SILVA LUCIA CEZIRA GRANDI ZANDONA LU
S LUCIA RIBEIRO DA SILVA BOEIRA LUCIA ROSANGELA F DA SILVA LUCIA VASKIEVICZ DE MORAES LUCIALY SILVA PASSOS LUCIANA COVOLO DUTRA LUCIANA DA SILVA LUCIANA DA SILVA FRANCISCO LUCIANA DA SILVA LIMA LUCIANA DE CONTO LUCIANA DE SOU
UCIANA GOMES DA SILVA LUCIANA HILDEBRANDO DA SILVA LUCIANA MACIAK LUCIANA MARIA COSTA LUCIANA MARIA DA LUZ DITADI LUCIANA MARIA DE FRANCA LUCIANA MARIA DOS SANTOS LUCIANA MOREIRA DE A ALVES LUCIANA MORO DE ANDRADE LU
S LUCIANE FERREIRA DA SILVA LUCIANE FRANCESCHETTO SERVELIN LUCIANE FRIZON ZANELATTO LUCIANE GALDINO DE MELO LUCIANE MARIA DA ROCHA LUCIANE MARIA MEZADRI LUCIANE MARSARO LUCIANE MARTINS IGNACIO LUCIANE MENDES LUCI
TTO LUCIANO AUGUSTO FACCIO LUCIANO BARROS DE LIMA LUCIANO BATISTA DA SILVA LUCIANO BATISTA DE ARRUDA LUCIANO BATISTA DO NASCIMENTO LUCIANO BUENO DA ROCHA LUCIANO C DE ALBUQUERQUE LUCIANO CAETANO BEZERRA LUCIANO CARV
ROS LUCIANO DE SOUZA ESTEVAM LUCIANO DOS SANTOS LUCIANO DOS SANTOS SILVA LUCIANO EUGENIO DA SILVA LUCIANO FAUSTINO DA SILVA LUCIANO FEITOSA MONTEIRO LUCIANO FELIPE LUCIANO FERREIRA BARBOSA LUCIANO FERREIRA DE MORAES
LUCIANO LOURENCO DA SILVA LUCIANO MACHADO LUCIANO MANOEL DA SILVA LUCIANO MARTINI DOS SANTOS LUCIANO NASCIMENTO DOS SANTOS LUCIANO NASCIMENTO SILVA LUCIANO NEVES DE OLIVEIRA LUCIANO OLINTO DE F E SILVA LUCIANO PEREIR
RA LUCIANO SOARES CHAGAS LUCIANO SOARES DA SILVA LUCIANO SOARES FRANCA LUCIANO SOUZA SANTIAGO LUCIANO VENAL DA SILVA LUCIANO VIEIRA DO NASCIMENTO LUCIANO VIZENTIM LUCIANO XAVIER DE MOURA LUCICLEIDE MARIA DA SILVA LUC
E CRISTINA X DA SILVA LUCIENE DA COSTA VIEIRA LUCIENE DA SILVA MENEZES LUCIENE DA SILVEIRA P TAVARES LUCIENE DE OLIVEIRA LUCIENE LEITE DE MOURA LUCIENE OTACILIO DA SILVA LUCIENE PEREIRA DA SILVA LUCIENE PEREIRA MATIAS LUCIENE F
PEREIRA PATEZ LUCILIA ROSA DA SILVA LUCIMAR BREGALDA LUCIMAR COSTA VALE LUCIMAR DA SILVA MELO LUCIMAR LIMA DE MENEZES LUCIMAR T DAL CIN TIBOLLA LUCIMAR TEIXEIRA DE LIMA LUCIMAR VICTOR DA SILVA LUCIMARA BIOTO HANS LUCIMA
IA MARIA DA SILVA LUCINEIDE BARBOSA DA SILVA LUCINEIDE BENTO DE F SANTOS LUCINEIDE BEZERRA DE GOUVEIA LUCINEIDE DOS SANTOS LAMEIRA LUCINEIDE FLORIANO BENTO LUCINEIDE GONCALO DA ROCHA LUCINEIDE OLIVEIRA DA SILVA LUCINEIDE
SOARES DA SILVA LUCIRA STELLA LUCIRENE BURATO LUCITONIO FERREIRA DOS SANTOS LUCIVALDO POLICARPO ABRANTES LUCY DE JESUS LIMA LUCY MONE GONCALVES RAMOS LUCY OLIVEIRA DE ALBUQUERQUE LUCYLEIDE CACHEADO DE OLIVEIRA LU
FERREIRA LUIS CARLOS CORREIA DA SILVA LUIS CARLOS D FERNANDES LUIS CARLOS DA PAZ LUIS CARLOS FRANCESCHETTO LUIS CARLOS GONZAGA DA SILVA LUIS CARLOS HENRIQUE DA SILVA LUIS CARLOS MUNIZ LUIS CARLOS PERES DOS SANTOS LUIS
DUARTE LUIS RAMOS OLIVEIRA LUIS SANDRO LIMA FERREIRA LUIS SPAZZIN LUIS VANDERLEI RODRIGUES LUISA ALDIRENIA GOMES FELIX LUISIMAR PONTES PEREIRA LUIZ ADRIANO DA SILVA LUIZ ANTONIO ARAUJO SAMPAIO LUIZ ANTONIO BERTOLOZO LUIZ
R GOUVEA DE OLIVEIRA LUIZ AUGUSTO B DA SILVA LUIZ AUGUSTO PRADO LUIZ BARBOSA DE BRITO LUIZ BATISTA DA SILVA LUIZ BEZERRA DE QUEIROZ LUIZ CARDOSO DA SILVA LUIZ CARLOS ABREU LUIZ CARLOS BATISTA DE JESUS LUIZ CARLOS DA SILVA REI
O LUIZ CARLOS PEREIRA DOS SANTOS LUIZ CARLOS PINTO LUIZ CARLOS ROSA DE OLIVEIRA LUIZ COMPARIN LUIZ DE MELO LUIZ DE OLIVEIRA LUIZ DIAS DE ARAUJO LUIZ DO RAMO DO NASCIMENTO SAN LUIZ EDUARDO PAULO DA SILVA LUIZ ERNESTO GUERI
A LUIZ LUCIANO COSTA LUIZ MARINHO LUIZ MAXIMO VIEIRA LUIZ MESTREPE DAMACENA LUIZ MOROSO NETO LUIZ ORLANDO P DAS NEVES LUIZ PASQUALI LUIZ PEDRO CARBONERA LUIZ ROBERTO DE OLIVEIRA LUIZ ROBERTO MAGNI LUIZ SERGIO DOS REIS LUI
S TREVISO PAULETTO LUSANILDO OLIVEIRA COSTA LUSIRENE PUTTI LUZENILDO MELO DA SILVA LUZIA DA SILVA LUZIA DE CASSIA F DE TOLEDO LUZIA FATIMA SANTOS PEDROSA LUZIA FAUSTINO OTAVIO LUZIA GONCALVES MORAES LUZIA MARIA C ROCHA LU
S DA SILVA LUZINETE CORREIA DA SILVA LUZINETE RIBEIRO FRAGOZO LUZIVAN JOSE DE JESUS LUZJOARA DA COSTA BIANCO LYRIO BRAZ RECHE LYSANDRO DA COSTA MONTENEGRO MA CELIA PEREIRA DE SOUZA MA CRISTINA CHAVES BASTOS MA DO LIVR
DOS SANTOS MACARLA PRISCILA DUARTE MACELO FERREIRA DA SILVA MACICLEIDE FLORENCIO DA SILVA MACIEL ANDRADE DA SILVA MACIEL ANTONIO MARSURA MACIEL DA SILVA PEREIRA MACIENE SOUSA URSULINO MACONES DE MOURA GERONSO MAD
OTTO MAILDA CLIMERIA T DE BARROS MAILDE LEAL SANTOS MAILSON CHAGAS DA SILVA MAILSON JOSE TEIXEIRA DE SOUZA MAILTON BEZERRA DA SILVA MAILTON DA SILVA MAILTON LIMA DA SILVA MAILTON VANDERLEY DE ASSUNCAO MAKELLEN GRANDO
L DA SILVA MORAES MANOEL DE SOUZA MANOEL DINIZ ROCHA NETO MANOEL DO MONTE JUNIOR MANOEL FERREIRA BARBOSA MANOEL FERREIRA DE ARAUJO MANOEL FRAGOSO DO NASCIMENTO MANOEL JOSE DE NEGREIROS MANOEL LAURENTINO DOS
L MIGUEL DA COSTA NETO MANOEL OTACIO DE ARAUJO MANOEL PEDRO DO NASCIMENTO MANOEL PEREIRA BARBOSA MANOEL PEREIRA DA CUNHA NETO MANOEL PEREIRA DA SILVA MANOEL QUIRINO DE SOUSA NETO MANOEL RAIMUNDO DA SILVA MANOE
LO FILHO MANUEL CARLOS R DE MELO MANUEL COSTA RAMOS NETTO MANUEL DO NASCIMENTO MANUEL FERNANDO DE LIMA MANUEL FIGUEIREDO DOS SANTOS MANUEL GOMES RIBEIRO MANUEL HENRIQUE DOS SANTOS MANUEL HENRIQUES DA SILVA MA
MARCELA SILVA DE ARRUDA MARCELA VERONICA DUARTE MARCELI MARIA TELLES DE BARROS MARCELINO JOSE FERRAZ CABRAL MARCELINO MONTEIRO MARCELLO DOS SANTOS DENTELLO MARCELLO GUIMARAES MATIAS MARCELLO KOLANIAN MARCE
LO BENTO VOLKER MARCELO BORTOLI MARCELO CIARELLI MARCELO CLEMENTINO DA SILVA MARCELO COSTA DE SOUZA MARCELO COSTA VIEIRA MARCELO DA SILVA MARCELO DA SILVA BARBOSA MARCELO DA SILVA CAMELO MARCELO DA SILVA LAURIND
LO DE CASTRO CICCONI MARCELO DE SOUSA MOURA MARCELO DIAS DE L GRANDO MARCELO DO MONTE SILVA MARCELO DOS SANTOS MARCELO DOS SANTOS MARCELO DOS SANTOS ALMEIDA MARCELO ESGRIGNOLI MARCELO FERNANDO VESPA MARCELO
A MARCELO INACIO NOGUEIRA MARCELO JOSE DOS SANTOS MARCELO JULIANI MARCELO LUIZ CAROLINO MARCELO MANOEL R DE QUEIROZ MARCELO MARQUES Q COSTA MARCELO MENDES ARAGAO MARCELO MORETTO MARCELO NINOMIYA MARCELO C
LO TONATTO MARCELO VARGAS MARCELO ZACCARIA CORREA MARCELON JOSE OLIVEIRA CAVALCA MARCIONILA LEANDRA DA SILVA MARCIA ADRIANE K RIBEIRO MARCIA ALEXANDRE SECUNDO MARCIA ALVES DOS SANTOS MARCIA ANDREIA NUMBRES MAR
A DA SILVA ALEXANDRINO MARCIA DE ALBUQUERQUE MARCIA DE OLIVEIRA L HENRIQUE MARCIA DE OLIVEIRA SANTOS MARCIA EIKO IRIGUCHI SOKABE MARCIA ELEOTERIO DE SOUZA MARCIA FANTON DA ROCHA MARCIA FERMIANO DE OLIVEIRA MARCIA FERR
MENEGON MARCIA MORALES MARCIA OLIVEIRA PEQUENO MARCIA PATRICIA ALVES DO REGO MARCIA PIMENTEL MARCIA PONTES DA SILVA MARCIA REGINA VIEIRA MARCIA RIBEIRO COSER MARCIA RIBEIRO HOFFMANN MARCIA RITA DE FARIA NOVO MARC
O ROSA MARCIANO INACIO DA LUZ MARCIANO MARTINS BARBOSA MARCIENE EVANGELISTA DOS SANTO MARCIGLEISON CORDEIRO DA SILVA MARCILENE FERREIRA DANTAS MARCILIO AQUINO DOS SANTOS MARCILIO CORREIA BARROS MARCILIO VICENT
RA MARCIO DE LIMA BARBOSA MARCIO DE SOUZA ALVES MARCIO DIAS FREITAS MARCIO DINIZ GOMES DA SILVA MARCIO DO NASCIMENTO CAITANO MARCIO DO NASCIMENTO SILVA MARCIO GLEIDSON BARROS COSTA MARCIO HENRIQUE ALVES MARCIO HENRIC
MOES UTSCH MARCIO LUIZ ZACCARIA CORREA MARCIO LUIZ ZORDAN MARCIO MARIO DE FARIA MARCIO MARIO R DE MENEZES MARCIO NODARI MARCIO SANTOS LIMA MARCIO SANTOS NASCIMENTO MARCIO SERGIO LOPES DA SILVA MARCIO SILVA DO NASC
S MARCO AURELIO DA SILVA MARCO AURELIO FIGUEIRA MELO MARCO AURELIO SILVA MARCO TULIO DINOA ALMEIDA MARCO TULIO SOARES MICHALICK MARCODES LIMA DO NASCIMENTO MARCONCELIO PAZ DE SOUSA MARCONDES ALEXANDRE CARAUJO M
RA MARCONI FRUTUOSO MARCONI JOSE M A DE OLIVEIRA MARCONI PINTO MARCONY DA SILVA BARBOSA MARCOS AIRTON BEZERRA ARAUJO MARCOS ALBERTINO MARCOS ALBERTO DOS SANTOS MARCOS ALBERTO G DA SILVA MARCOS ALESSANDRO P PON
ARCOS ANTONIO BARBOSA MARCOS ANTONIO BEZERRA SALES MARCOS ANTONIO C DE ARAUJO MARCOS ANTONIO C DOS SANTOS MARCOS ANTONIO DA CRUZ MARCOS ANTONIO DA SILVA MARCOS ANTONIO DA SILVA MARCOS ANTONIO DA SILVA MARCOS A
ARCOS ANTONIO GOMES DE MELO MARCOS ANTONIO H SILVA MARCOS ANTONIO L DO NASCIMENTO MARCOS ANTONIO L DO NASCIMENTO MARCOS ANTONIO LOPES DE LIMA MARCOS ANTONIO M DE LIMA MARCOS ANTONIO NASCIMENTO MARCOS ANTONIO P I
EDO MARCOS ANTONIO SILVA FERREIRA MARCOS ANTONIO SOUSA GOMES MARCOS ANTONIO SOUSA SILVA MARCOS APARECIDO MODESTO MARCOS AURELIO L DE FREITAS MARCOS AURELIO M OLIVEIRA MARCOS BARBOSA DE MELO MARCOS CARLOS ROS
S FRANCISCO ASSIS MARCOS GOMES DO NASCIMENTO MARCOS GRANJA DA SILVA MARCOS GUEDES DE LIMA MARCOS GUEDES FERREIRA MARCOS GUILHERME BURGER MARCOS JOATAN VIANA ROMAGNA MARCOS JOSE C DOS SANTOS MARCOS JOSE DA
ARCOS SANTANA DE SOUZA MARCOS SILVA DA COSTA MARCOS SILVA DO NASCIMENTO MARCOS TEIXEIRA GOMES MARCOS TULIO ALVES DE PAIVA MARCOS ULISSES VIEIRA DE SOUSA MARCOS VINICIUS DE A LIMA MARCOS ZELLER MACHADO MARCUS CELINI
MARGARETE DE FATIMA F RIBEIRO MARGARETE DOS SANTOS MARGARETE INES KERCHER MARGARETE PAGNONCELLI MARGARETE VEIGA GARCIA MARGARETH DE FREITAS MARGARETH FERRAZ O FORTUNATO MARGARETH PAULO DE SOUZA MARGARIDA
MARGARIDA SOUZA DE ALMEIDA MARI TERESINHA FIORAVANCO MARI TERESINHA PLOIA MARIA A PASSOS DO NASCIMENTO MARIA ADINALVA DE OLIVEIRA MARIA ADLA SOARES MARIA ADRIANA DA COSTA MARIA ADRIANA DA SILVA MARIA ALBA C DE ARAUJO
O MARIA ANGELA COPPOLA PERICO MARIA ANGELA PENHA DE SOUSA MARIA ANGELA VARGAS BUENO MARIA ANGELICA MENDES MARIA ANGELINO DOS SANTOS MARIA ANTONIETA DA NOBREGA LIM MARIA ANTONIETA JANEIRO LUSTOS MARIA ANUNCIADA SO
APARECIDA ANDRE SILVA MARIA APARECIDA B DE AGUIAR MARIA APARECIDA B DE FARIAS MARIA APARECIDA B DE SOUZA MARIA APARECIDA BEZERRA MARIA APARECIDA CAMPOS MARIA APARECIDA COSTA DE LIMA MARIA APARECIDA D S SILVA MARIA APARE
CIDA FERNANDES MARIA APARECIDA FERREIRA MARIA APARECIDA GA DE ARAUJO MARIA APARECIDA GONCALVES MARIA APARECIDA H DE FARIAS MARIA APARECIDA J DE OLIVEIRA MARIA APARECIDA L DE SIQUEIRA MARIA APARECIDA L NASCIMENTO MARIA
AUGUSTA A DE FARIAS MARIA AUXILIA MARTINS DA NOBRE MARIA AUXILIADORA DA COSTA MARIA AUXILIADORA DA SILVA MARIA AUXILIADORA FREIRE MARIA AVANIR C DO NASCIMENTO MARIA BELMIRO DE SOUZA FILHA MARIA BENEDITA LOSCHI DE LIMA MARI
MARIA CARMENLUCIA FLOREN ALVES MARIA CAROLINA F FERNANDES MARIA CELIA ANDRADE DA SILVA MARIA CELIA DO NASCIMENTO MARIA CELIA DOS SANTOS MARIA CELIA FERREIRA SOARES MARIA CELIA RAVASIO SACOMANO MARIA CELMA RAQUEL FE
CLAUDIENE OLIVEIRA DONAT MARIA CLEIDE DE OLIVEIRA SILVA MARIA CONCEICAO DA S BASSANI MARIA CONCEICAO DA SILVA MARIA CONCEICAO DE JESUS MARIA CRISTIANE DA SILVA MARIA CRISTIANE R DA SILVA MARIA CRISTIANE S DA SILVA MARIA CRISTI
CRISTINA LIMA DA SILVA MARIA CRISTINA P DO NASCIMENTO MARIA CRISTINA RODRIGUES GOMES MARIA DA C DO NASCIMENTO MARIA DA C DOS S FELIZARDO MARIA DA C FELIX DOS SANTOS MARIA DA C GOMES DE OLIVEIRA MARIA DA C LIRA DE MIRANDA M
O MARIA DA CONCEICAO G BEZERRA MARIA DA CONCEICAO G DA SILVA MARIA DA CONCEICAO G PINHEIRO MARIA DA CONCEICAO LEAL MARIA DA CONCEICAO N S AZEVEDO MARIA DA CONCEICAO NUNES MARIA DA CONCEICAO O CUNHA MARIA DA CONCEICA
S MARIA DA GLORIA DE OLIVEIRA MARIA DA GLORIA DE S BEZERRA MARIA DA GLORIA L DE SALES MARIA DA GLORIA SOARES PESSOA MARIA DA GLORIA ZANCANARO MARIA DA GUIA BEZERRA MARIA DA GUIA DE MELO SILVA MARIA DA GUIA DE SOUZA MARIA DA G
SANTOS MARIA DA LUZ RODRIGUES SILVA MARIA DA LUZ SILVESTRE MARIA DA PAZ DA SILVA MARIA DA PAZ DOS S FELICIO MARIA DA PAZ PEREIRA DA SILVA MARIA DA PAZ SILVA MARIA DA PENHA DA SILVA MARIA DA PENHA DA SILVA MARIA DA PENHA DA SILVA MAR
ASSIMIRO MARIA DA PIEDADE MAIA SOARES MARIA DA SALETE MO DE OLIVEIRA MARIA DA SILVA SANTOS MARIA DA SOLIDADE A DA SILVA MARIA DA VITORIA DE OLIVEIRA MARIA DAGUIA A MARINHO MARIA DALVAL BATISTA MARIA DALVA OLIVEIRA NEGREIRO MA
ORES DE L DA SILVA MARIA DAS DORES DE OLIVEIRA MARIA DAS DORES DE S OLIVEIRA MARIA DAS DORES DE SOUZA MARIA DAS DORES DO NASCIMENTO MARIA DAS DORES M DA SILVA MARIA DAS DORES M DA SILVA MARIA DAS DORES O DA SILVA MARIA DAS
S MARIA DAS GRACAS CUSTODIO MARIA DAS GRACAS DA COSTA MARIA DAS GRACAS DA S SANTOS MARIA DAS GRACAS DE O SILVA MARIA DAS GRACAS DE S OLIVEIRA MARIA DAS GRACAS DOS S PACHECO MARIA DAS GRACAS DOS SANTOS MARIA DAS GRACA
S M DE FREITAS MARIA DAS GRACAS MACEDO ROCHA MARIA DAS GRACAS MELO MARIA DAS GRACAS MOURA ALVES MARIA DAS GRACAS PEREIRA SILVA MARIA DAS GRACAS S FERREIRA MARIA DAS GRACAS SILVA MARIA DAS GRACAS SILVA MARIA DAS GRA
VES DA SILVA MARIA DAS NEVES DE J SILVA MARIA DAS NEVES P LOURENCO MARIA DAS NEVES SILVA MARIA DAS NEVES SILVA CUNHA MARIA DAS NEVES SILVA MONTEIRO MARIA DAS NEVES SILVA VALENTIM MARIA DAS VITORIA F COELHO MARIA DAS VITORIAS
SA MARIA DE FATIMA COSME GUARIS MARIA DE FATIMA DA S OLIVEIRA MARIA DE FATIMA DA SILVA MARIA DE FATIMA DA SILVA MARIA DE FATIMA DE A MARQUES MARIA DE FATIMA DE LIMA CABRAL MARIA DE FATIMA DE MENEZES MARIA DE FATIMA DO C DE SOUZA
DE FATIMA H DE MELO MARIA DE FATIMA L FERNANDES MARIA DE FATIMA LEITE PIRES MARIA DE FATIMA LINO MARIA DE FATIMA N DE OLIVEIRA MARIA DE FATIMA P DE MORAES MARIA DE FATIMA P GAYESKI MARIA DE FATIMA PEREIRA MARIA DE FATIMA PEREIRA D
IDRADE MARIA DE FATIMA TOMAZ MARIA DE L CHIAMENTI RIBEIRO MARIA DE L DOS S DE ASSIS MARIA DE L G DO NASCIMENTO MARIA DE L R NUNES DE VARGAS MARIA DE LOUDES DE S VIEIRA MARIA DE LOURDE GO DA SI COSTA MARIA DE LOURDES BANALETTI M
IRDES DOS R FARINA MARIA DE LOURDES DOS SANTOS MARIA DE LOURDES F MENEZES MARIA DE LOURDES FERNANDES MARIA DE LOURDES G FIGUEIREDO MARIA DE LOURDES GO PEREIRA MARIA DE LOURDES INDALECIO MARIA DE LOURDES JOSE DE SOUZA
MARIA DE LOURDES S CANAPELE MARIA DE LOURDES S FERNANDES MARIA DE LOURDES S LEITE MARIA DE LOURDES S SIMAO MARIA DE LOURDES SILVA MARIA DE LOURDES SILVA MARIA DE LOURDES T DA SILVA MARIA DE LOURDES T DE LIMA MARIA DE LOU
DO CARMO ALVES DA SILVA MARIA DO CARMO BORGES DA SILVA MARIA DO CARMO CARISSIMI MARIA DO CARMO DA SILVA MARIA DO CARMO DA SILVA MARIA DO CARMO DOS S MENDES MARIA DO CARMO DOS SANTOS DIAS MARIA DO CARMO LOPES MARIA DO C
ARIA DO R F M G NASCIMENTO MARIA DO ROSARIO DE LIMA MARIA DO ROSARIO R DE SOUSA MARIA DO S A DOS SANTOS MARIA DO S DA S CABRAL GOMES MARIA DO SOCORO MONTEIRO MARIA DO SOCORRO ALEXANDRE MARIA DO SOCORRO ALVES COSTA M
RRO DA SI MACIEL MARIA DO SOCORRO DA SILVA MARIA DO SOCORRO DA SILVA MARIA DO SOCORRO DA SILVA MARIA DO SOCORRO DANTAS MARIA DO SOCORRO DE CARVALHO MARIA DO SOCORRO DE MELO MARIA DO SOCORRO DO S TEIXEIRA MARIA DO S
RRO OLIVEIRA MARIA DO SOCORRO PIMENTEL MARIA DO SOCORRO SOARES SILVA MARIA DO SOCORRO V DA SILVA MARIA DONIZETE DOMINGUES TORO MARIA DORALINA R DE OLIVEIRA MARIA DOS ANJOS DE MOURA SILVA MARIA DOS N BARRETO DA SILVA
VA FERREIRA MARIA EDINEIDE DE ARAUJO MARIA EDINEIDE DE OLIVEIRA MARIA EDITE FERREIRA DE LIMA MARIA EDITE GUEDES DE LUCENA MARIA EDLEUZA DA SILVA MARIA EDNA DA SILVA MARIA EDNA DE PONTES MARIA EDNALVA DE OLIVEIRA MARIA EDNAL
ANTOS MARIA ELIZABETE SOARES MARIA ELIZABETH DA S ROCHA MARIA ELIZANGELA DE LIRA MARIA ELIZANGELA G ALEXANDRE MARIA ELIZIANA LEMOS DA SILVA MARIA ELMA BRAGA MARIA ELZA DA CUNHA TAVARES MARIA ELZA OLIVEIRA DE SOUSA MARIA
O MARIA EULINA FERREIRA MARIA EUNICE D SILVA MARTINS MARIA EUNICE DOS SANTOS MARIA EUNICE SANTOS MARIA EVA DOS PASSOS MARIA FERNANDES DE FRANCA MARIA FERREIRA BEZERRA MARIA FERREIRA MACHADO MARIA FRANCELINA DA CRUZ
E DA SILVA MARIA GLORIA P FRANZOSI MARIA GOMES DA SILVA MARIA GOMES DA SILVA MARIA GORETE DO NASCIMENTO MARIA GORETE DOS SANTOS SILVA MARIA GORETE LIMA DE MELO MARIA GORETE LOPES DA SILVA MARIA GORETE NASCIMENTO SILVA
TO MARIA HELENA COSTA DE OLIVEIRA MARIA HELENA DA SILVA MARIA HELENA DE SOUZA MARIA HELENA DE SOUZA NUNES MARIA HELENA DO NASCIMENTO MARIA HELENA GADO BORGES MARIA HELENA MENDES MARIA HELENA NODARI MARIA HELIA BEZER
ARIA IRIA TYSKI RUFINO MARIA ISABEL STRINGHI LUZA MARIA ISANE AIRES DA SILVA MARIA ISONEIDE FELIPE DA SILVA MARIA IVANILDA Q FERREIRA MARIA IVONE DE LIMA MARIA IVONETE FERNANDES MARIA IZABEL FERNANDES PEREIRA MARIA IZANEIDE MAR
LVES D S MARQUES MARIA JOSE ALVES DA CAMARA MARIA JOSE ALVES DA SILVA MARIA JOSE ALVES DE CARVALHO MARIA JOSE ANDRE DA SI CAETANO MARIA JOSE ANDRE FERNANDES MARIA JOSE ARCO VERDE LOPES MARIA JOSE AZEVEDO LIMA MARIA JOS
MARIA JOSE DA SILVA MARIA JOSE DA SILVA MARIA JOSE DA SILVA MARIA JOSE DA SILVA MARIA JOSE DA SILVA MARIA JOSE DA SILVA MARIA JOSE DA SILVA MARIA JOSE DA SILVA MARIA JOSE DA SILVA ALVES MARIA JOSE DA SILVA ARRUDA MARIA JOSE DA SILVA
E BORGES VIANA MARIA JOSE DE L DO NASCIMENTO MARIA JOSE DE LIMA MARIA JOSE DE LIMA MARIA JOSE DE LIMA ALVES MARIA JOSE DE MELO SILVA MARIA JOSE DE MORAIS MARIA JOSE DE MOURA SILVA MARIA JOSE DE OLIVEIRA MARIA JOSE DE OLIVEIRA R
O MARIA JOSE FEITOZA RODRIGUES MARIA JOSE FELICIANO GOMES MARIA JOSE FELIPE DE OLIVEIRA MARIA JOSE FERREIRA DA S IRMA MARIA JOSE FERREIRA DA S MENEZ MARIA JOSE FERREIRA DA SILVA MARIA JOSE FERREIRA DA SILVA MARIA JOSE FERREI
OPES FERNANDES MARIA JOSE M DE SOUZA REGO MARIA JOSE MARINHO DE OLIVEIRA MARIA JOSE MARINHO DOS SANTOS MARIA JOSE MARTINS BARBOSA MARIA JOSE MATIAS DE LIMA MARIA JOSE MONTEIRO BARBOSA MARIA JOSE NARCIZO DAS MERCES
OMAO DA SILVA MARIA JOSE SALES DA SILVA MARIA JOSE SANTOS DA SILVA MARIA JOSE SILVA DE SOUZA MARIA JOSE SILVA SALES MARIA JOSE SILVA SOUZA DINIZ MARIA JOSE SILVANO DA SILVA MARIA JOSE SOARES MARIA JOSE SOARES LIMA BARROS M
A PEQUENO MARIA LANDOLINA A RODRIGUES MARIA LENICE ARAUJO MEDEIROS MARIA LENILDA LIMA NERE MARIA LETICIA B FERNANDES MARIA LIDIA CARNEIRO DE ARAUJO MARIA LIDIANE SOARES DA SILVA MARIA LILANDA DE ANDRADE MARIA LILIAN FRANC.
A MARIA LUCIA DA SILVA SANTOS MARIA LUCIA DE ARAUJO SANTOS MARIA LUCIA DE CAMPOS MARIA LUCIA DE MOURA MARIA LUCIA DE OLIVEIRA MARIA LUCIA DE SOUZA MARIA LUCIA FERNANDES DE SOUZA MARIA LUCIA FERREIRA RODRIGUES MARIA LUCIA
DA SILVA MARIA LUCIANA S FERNANDES MARIA LUCICLEIDE FIRMINO MARIA LUCIENE DOS S SILVA MARIA LUCIENE L DO NASCIMENTO MARIA LUCIENE PEREIRA MARIA LUCIENE V DOS SANTOS MARIA LUCILENE DO NASCIMENTO MARIA LUCIMERE ZEFERINO D
EL MARIA LUIZA PIMENTEL BARRETO MARIA LUZINETE BEZERRA ROSA MARIA LUZINETE DE MASENA MARIA LUZINETE PEREIRA MARIA MADALENA ASSIS SANTOS MARIA MADALENA DA SILVA FERREI MARIA MADALENA DE ARAUJO MARIA MADALENA DE OL M
MARISETE C NUNES MARIA MARLENE DA SILVA MARIA MARLENE DE QUEIROZ MARIA MARQUES MARIA MARTA DE LIMA PONTES MARIA MARTA PEREIRA MARIA MAURICIO DA C DE OLIVEIR MARIA MEDIANEIRA ILHA DE MELO MARIA MERCIA SOUZA LIMA MARIA M
NISIA DE LIMA FERREIRA MARIA ODETE DOS S NASCIMENTO MARIA OLIVIA DA SILVA MARIA PATRICIA J R SIQUEIRA MARIA PATRICIA R DA SILVA MARIA PAZ COSTELLA MARIA PETRUCIA ANDR DA SILVA MARIA RAQUEL DA SILVA NUNES MARIA REGINA NUNES DA SILV.
ANTOS LUZ MARIA ROSA SOUZA ACENCIO MARIA ROSANGELA DE SOUZA MARIA ROSANGELA MAIA MARIA ROSANGELA SILVA DE LIMA MARIA ROSENILDA MEDEIROS MARIA ROSINEIDE DE SOUZA MARIA ROSINETE DOS S LIMA MARIA ROTTINI VON MUHLEN MAR
RO DA SILVA MARIA SIMONY DA SILVA MARIA SOELI DA SILVA TICZ MARIA SOLANGE DA SILVA ROCHA MARIA SOLANGE DE ARAUJO SILVA MARIA SOLANGE DE MELO PEQUENO MARIA SOLANGE GRANDO MARIA SOLANGE ROSA DA SILVA MARIA SUELEIDE ALVES N
VERONICA ADELINO BARBOSA MARIA VERONICA B DA SILVA MARIA VERONICA BATISTA LINS MARIA VERONICA COUTINHO ARAUJO MARIA VERONICA DO NASCIMENTO MARIA VERONICA G DA SILVA MARIA VERONICA G DE OLIVEIRA MARIA VICENCIA DE BARROS
ELIA TEIXEIRA DE ANDRADE MARICI APARECIDA RASPES MARIFRANCA GOMES FREIRE MARIJOSE GASPAR DA SILVA MARILDA PAULINO DE FARIA MARILEIA ALMEIDA MARANGONI MARILEIDE DA SILVA HENRIQUES MARILEIDE EVARISTO DO NASCIMEN MARILEN
NE DA CONCEICAO MARILENE DA SILVA MARILENE DA SILVA SANTOS MARILENE DE OLIVEIRA SANTOS MARILENE DINIZ MARILENE GOMES MARILENE LIMA NASCIMENTO MARILENE LOURENCO DA SILVA MARILENE MATIAS DA SILVA MARILENE MENIN MARILEN
A ALVES CAETANO MARILIA FALCADE MARILICE SUDER MARILISE MARCA MARILSA SOUZA PIRES MARILU LOVIZON FRAZAO MARILUCE DE LIMA MARTINS MARILUCE RAMOS DA SILVA MARILUCI BERNARDO DA SILVA MARILUCIA VIEIRA LACERDA MARILZA CREM

Diretores Responsáveis/*Responsable Directors:* Arnaldo Franco / Rui Porto Coordenação/*Coordinator:* Cassia Navarro Assistentes/Assistants: Karyn B. Barbosa
Texto/*Editor*: Regina Teixeira (MT 23909) Tradução/Translation: Rob Dinham Revisã
* Os nomes que compõem a capa deste relatório, refere-se à posição de 31/12/200

UCENA DE SOUZA MARIZA VIEIRA DE GODOI MARIZELDE A DA SILVA BOCCALON MARIZETE AMBROSINI MONTEMEZZO MARIZETE DA SILVA MARIZETE DA SILVA CARVALHO MARIZETE DE SANTI PALLA MARLENE
PES DOS SANTOS MARLEI PRIAMO MARLEIDA DOS SANTOS OLIVEIRA MARLENE ALVES DA COSTA MARLENE BASILIO DA SILVA MARLENE BORETTI RISSAS MARLENE FELINTO DOS S MAIA MARLENE FELIX DA SILVA MARLENE GASPARETTO SBRISSA MARLENE
AMARLI APARECIDA ROCHA MARLI BATISTA FIDELIS MARLI CERATTO FRACASSO MARLI CRISTINA DA SILVA MARLI DE CONTO MARLI DE FATIMA GONCALVES MARLI FENSKE GOMES MARLI GOMES DE SOUZA MARLI LAZZAROTTO MARLI LAZZAROTTO MINETO M
ALIA MARLISA MARIA BASSANI SASSO MARLISE GUZZO SASSI MARLISE ZYBELL M DETOGNI MARLON ALEXANDRE JACINTO MARLON DA FONSECA GARCIA MARLON DE OLIVEIRA ARAUJO MARLOVA PINHEIRO MARLOWA CARON MARLUCE DA SILVA MARLUC
A MARTA MARIA DA SILVA MARTA MARIA SARTORI MARTA REGINA DA SILVA PONTEL MARTA ROSIN TURANI MARTA SANTOS SALES MARTIENE COSTA DE ALMEIDA MARTIN ADRIANO MARTINI MARTINHO GOMES SOARES MARY ROSE DE ARAUJO SILVA MARY
CELIA DA SILVA MAURICIO ADEMIR TEOFILO MAURICIO AKIRA TANAKA MAURICIO BASILIO DA SILVA MAURICIO BUSIN MAURICIO CANDIDO DA SILVA MAURICIO FELICIANO MAURICIO LUIZ BIM MAURICIO N DA SILVA MAURICIO PINHEIRO DA SILVA MAURICIO RAMO
ILE MAURO CORREA LESSA MAURO JOSE DA SILVA MAURO LUCIO GARCIA MAURO LUIZ BORGES MAURO SHIGUERU INOUE MAX CAVALCANTE PEDROSA MAXIMO LUCIANO V DE MEDEIROS MAXWELL AZEVEDO VIEIRA MAYRON AMBROSIO LOPES MELANIA SA
VIANO DE RAUJO METUZAEL DA SILVA SANTOS MICAEL ESTEVAO CARRARO MICARLA BARBOSA DOS S FIRMINO MICHAEL VENTURA DA SILVA MICHELE LEAL MICHELE MARTINS PERES MICHELE MENDONCA DA ROCHA MICHELE PASQUALI MICHELE ROSAN
LIVEIRA MIGUEL NOBERTO DOS SANTOS MIGUEL RENATO R DE BARROS MIKELE CRISTIANE N OLIVEIRA MIKELISON FLOR MARTINS MILEIA CARMINATTI MILENA VALERIA ARAUJO CHAVES MILENE MARIA VERAS MILTON ALVES DE LIMA MILTON CARLOS FERR
CI STELLA MIRACI ZACCARIA FABI MIRAIDES DUTRA DE ANDRADE MIRELE MARINELLO MIRIA MARIA AUTOVICZ MIRIAM DA SILVA BARBOSA MIRIAM GUIMARAES DO NASCIMENTO MIRIAM LIMA DA SILVA MIRIAM LUCAS DOS SANTOS LIMA MIRIAM LUCIA DOS SA
RTES LURDES SP DALL AGNOL MIRTIS MARIA DA SILVA MISCILENE PEREIRA DA SILVA MISSILENE BISSANI MISSILENE FRANCISCA DOS SANTOS MIZAEL SILVA DE OLIVEIRA MOABY SILVA DOS SANTOS MOACIR AUGUSTO CARTAXO JUNIOR MOACIR BARBOSA SA
IUSA SILVA MOISES FRANCO DA SILVA FILHO MOISES GUEDES DE OLIVEIRA MOISES LOURENCO DOS SANTOS MOISES MARTINS DOS SANTOS MOISES MORAIS DE MIRANDA MOISES PEREIRA DA SILVA SALVIANO MOISES PRAXEDES DE SOUZA MOISES SALVIANO DU
EIRA MONICA DE LOURDES LI DA SILVA MONICA DE SOUZA JANUARIO MONICA FERNANDES DA SILVA MONICA FERNANDES DE LIMA MONICA GISELA MORETTO MONICA LUIZ DA SILVA MONICA MARIA DA CUNHA BUENO MONICA MARIA RIBEIRO AMARAL MONIC
AERO MUZA MARA ROSENDO LEITE NADIA OPENKOSKI NADIA PASQUALI NADIA ZECHIN NADIR CARBONERA NADIR MARINI NADIR VARGAS DA CRUZ NADJA DELANE MOREIRA NADJA MARIA DA SILVA NADJANE SILVA PEREIRA NAELBA ALVES DOS SANTOS NAEI
RIA DE AZEVEDO SILVA NARCELIO UBIRATAN DA SILVA NARCISO GOMES DA SILVA NARELY CARDOSO CASTANHO NILEN NATALICE OLIVEIRA DE CARVALHO NATALICIA LUCIA S DE BAIRROS NATALINA CORTELINI CLAUS NATALINA NESPOLO BEGOSSI NATA
IOSKI NEIDE KEIKO UEDA YAMAMOTO NEIDE MARIA GUADAGNIN ZANELLA NEILA FATIMA DE LIMA BORTOLI NEILDA CORREIA DE MELO NEILDO DE ARAUJO SANTANA NEILTON LUIZ DA SILVA NEIMAR FOCHEZATTO NEIVA FRANCISCA VIDI BRISTOT NEIVA GIROTT
COMPARIN NELCI TERESINHA FILIPPI NELCY BIANCHIN NARDI NELI CIELO NELI MELLO DA SILVA NELI OCHI LOTES NELI SANDRA CARDOZO DIAS NELI TELLES SOUZA NELI TIBOLA NELIO DA SILVA SANTANA NELSA DE FATIMA LAZZAROTO NELSIR M SALVADOR
ARTORI NELSON TOKUDA NELVI SALETE DE L MOREIRA NENITO NASCIMENTO DA SILVA NERCINA HENRIQUE DE MELO NEREIDA BORGES DE ABREU NERI CARNAVAL SOTTILI NERI DE QUADROS NERIFRAN RODRIGUES VIEIRA NERIVALDO FERREIRA DA SILV
ANDE NEUSA CORTELLINI ZALAMENA NEUSA DAL MAGRO DE ARAUJO NEUSA GRATTIERI BONA NEUSA GRATTIERI MARCHESINI NEUSA KACHAVA NEUSA MARIA CECATTO ABATTI NEUSA MARIA DE LIMA SOARES NEUSA MARIA MANFRON DA SILVA NEUSA OMIZ
BARBOSA DA SILVA NICACIO GOMES DA SILVA NICARLA FRANCA DA SILVA NICODEMOS PEREIRA DA SILVA NIEDJA CRISTINA SANTIAGO NIELSON LUIZ RODRIGUES SILVA NILCE MARIA NALIN NILDETE SILVA DANTAS PALHANO NILMA PEREIRA DA SILVA NILO SE
ON FERNANDES DE LIMA NILTON GONZAGA PINTO NILTON PAULO DA C M JUNIOR NILTON ROBERTO DA SILVA NILVA ANCESKI NILVA MARCHIORO GARBIN NILVA MARIA TURCATTO ALESSIO NILVA SANCHES FIORENTIN NILVO ALVES DE BARROS NILZA EVARISTO
ASCONCEL NOELI ANA VANZETO CARMINATTI NOELI DE FATIMA B DA SILVA NOELI DE FATIMA M KACZALA NOELI FRANCESCHETTO LOTES NOELI KACHAVA NOELI MARIA DONDOERFER NOELI MARIA FERNANDES BRESOLIN NOEMI MARIA CIRINO POSTAL NO
A DA SILVA BEZERRA NUBIA ROSA DE OLIVEIRA NUBIA SOCORRO RODRIGUES NUYLAN BERTHOLDO DE SOUZA NYLS PAIVA CABRAL OBETANIA NUNES DA SILVA OCIDESIO PINTO OCIMAR JORGE C DOS SANTOS OCIMAR NOGUEIRA BECHARA OCIONEIDE DA
IENTEL ODETE FATIMA SGANZERLA TASCA ODETE MEDEIROS ODETE RIBEIRO DA ROCHA ODETE SILVA DOMINGUES ODILEI FATIMA CAZAROTTO ODILENE SOUZA G FERNANDES ODILON FERREIRA ODIR MONTEIRO ARCENO ODIRLEI SCARIOT PORTO ODN
VA OLIVA PLOIA TORANI OLIVALDO B DA SILVA JUNIOR OLIVAR OMIZZOLLO OLIVETE MARINI OLIVIO PUTON OLMIR DUZ ONDINA OLIVEIRA RODRIGUES ONECINA FREIRE DA SILVA ONEIDE MARIA DAL MAS PERUZZO ONIEL PEDRO DOS SANTOS ONILDO DE SO
NDA OSCAR LAZZARI OSCAR LONGO OSEAS FELICIO DE LIMA OSEIAS OLIVEIRA DA SILVA OSIRAN FELICIO DE LIMA OSMAN CABRAL DOS SANTOS OSMANDO DA SILVA MACIEL OSMAR BEZERRA GRANGEIRO OSMAR CORREA DE MELLO JUNIOR OSMAR DA
R LUIZ PINHEIRO BRITO OSVALDA BELARMINO PEREIRA OSVALDO BARBOSA DE FARIAS OSVALDO CARLOS CINQUINI OSVALDO DA PAZ VIANA OSVALDO DIOGO FERREIRA OSVALDO DOS SANTOS SILVA OSVALDO FRANCISCO DE ALMEIDA OSVALDO LUIZ DO
TOS OZIAS DE SOUZA OZIEL ELIAS ALVES OZIMAR FRANCISCA DOS SANTOS OZINETE GO DE OLIVEIRA OZIVAN BECHARA BARRETO PABLO ADOLFO BATISTA NOGUEIRA PABLO HENRIQUE F SOARES PABLO LUIZ DA SILVA CORREIA PALMIRA CANDIDA DA SILVA P
LVA PATRICIA DA SILVA SANTOS PATRICIA DE ALMEIDA PATRICIA DE OLIVEIRA LUCENA PATRICIA DEFENDI BUSSOLOTTO PATRICIA DOS SANTOS PATRICIA FELIPE DA SILVA PATRICIA FELIX DE AS PATRICIA FERREIRA FOGAÇA PATRICIA FREITAS DA SILVA PAT
PACIFICO DE PAIVA PATRICIA PAGNONCELLI PATRICIA SABINO DE SOUZA PATRICIA SANTOS DE L OLIVEIRA PATRICIA SILVA MONTEIRO PATRICIA VARGAS PATRICIO CAVALCANTI DA SILVA PATRICIO DA SILVA PEREIRA PATRICIO EZEQUIEL DA SILVA PATRICIO F DO
PAULA FRANCINETE DIAS BATISTA PAULA FRANCINETE G DA SILVA PAULA FRANCINETE M PINHEIRO PAULA GOMES DO CALMO ALVES PAULA MIRANDA DA SILVA PAULA ERLY CERATTI PAULO AIRTON SANTOS PAULO ALEXANDRE FAUSTINO PAULO ALVES DE
ULO CESAR BANALETTI PAULO CESAR CIELO PAULO CESAR DA SILVA FONSECA PAULO CESAR LESSER MACHADO PAULO CESAR LOPES FERREIRA PAULO CESAR MANZONI SILVA PAULO CESAR PEREIRA PAULO CESAR PINHEIRO DE SOUZA PAULO CESAR O
SILVA PAULO DE OLIVEIRA ROCHA PAULO DOS SANTOS OLIVEIRA PAULO EDUARDO F DOS REIS PAULO FELIPE DA SILVA PAULO FERNANDES DA SILVA PAULO FERNANDES VIANA PAULO FERREIRA DA COSTA PAULO FRANCISCO PICETTI PAULO FRANK GONZ
A PAULO KRUGLENSKI PAULO LUIZ DE SOUSA JUNIOR PAULO LUIZ FERREIRA PAULO MAGNO DOS SANTOS MARQUES PAULO MARCELO FERREIRA PAULO MARCOS BERALDO PAULO NORMANDO DA SILVA PAULO OLINTO DE PAIVA PAULO PEREIRA LALLI PAU
PAULO ROBERTO CORDEIRO PAULO ROBERTO DA ROCHA PAULO ROBERTO DE LIMA GOMES PAULO ROBERTO DE OLIVEIRA CAST PAULO ROBERTO DOS SANTOS PAULO ROBERTO GERMANO PAULO ROBERTO NOVAES MAIA PAULO ROBERTO R DA SILVA PAU
ULO SERGIO DOS SANTOS PAULO SERGIO DOS SANTOS PAULO SERGIO MONTEIRO JUNIOR PAULO SERGIO OLIVEIRA COSTA PAULO SERGIO P SALVIANO PAULO SERGIO PEREIRA PAULO SERGIO PEREIRA DA SILVA PAULO SERGIO R DA SILVA PAULO SERG
CIMENTO SILVA PEDRO CESAR S DE FREITAS PEDRO DA COSTA SILVA PEDRO DA CUNHA FREITAS PEDRO DE ALBUQUERQUE FILHO PEDRO DE FREITAS DUARTE PEDRO DE OLIVEIRA SILVA PEDRO DE SOUSA PEDRO DE SOUSA LIMA PEDRO DONIZETI L SEGUR
RODRIGUES PEDRO RAIMUNDO FARIA PEDRO RAIMUNDO GALVAO CALAFANG PEDRO RIBEIRO DO NASCIMENTO PEDRO ROBERTO CONSUL PEDRO RODOLFO PIERRE DA COSTA PEDRO SILVA DA SILVA PEDRO SILVEIRA MELLO PEDRO SILVESTRE DOS SANTOS
IEIDA PETRONIO HONORATO DA SILVA PETRONIO MARCELINO PEQUENO PETRONIO PEREIRA DE SOUZA PETTERS ALEXANDRE DE SOUZA PHIDIAS LEAO DO NASCIMENTO PIERINA PAULINA B BONAMIGO POLLYANA SORES DE SOUZA PRISCILA ALVES PRISC
NO RAFAEL LOPES DA SILVA NETO RAFAEL MAURO SIMAO RAFAEL PEDROSO ALMEIDA RAFAEL SALVADOR ZANELLATTO RAFAEL SANTOS LIMEIRA RAFAEL SILVEIRA DOS SANTOS RAFAEL ALVES DE SOUZA RAGHY NEY DE BRITO RAILSON BONIFACIO FERRE
UNDO INACIO DE SOUZA RAIMUNDO NEVES DE FRANCA RAIMUNDO NILSON COELHO RAIMUNDO NONATO DE LIMA BRASIL RAIMUNDO NONATO DE P GUALBERTO RAIMUNDO NONATO SENA MOTA RAIMUNDO PASSOS DE SOUZA RAIMUNDO SENA DE LIMA RAI
TO DE MELO RAQUEL APARECIDA VALENDOLF RAQUEL BEATRIZ CROZARO RAQUEL CARNEIRO DE ARAUJO RAQUEL IRENE BUSATTO COSTELLA RAQUEL MACIEL DOS SANTOS RAQUEL MARIA BELIZKI RAQUEL PEREIRA L DO NASCIMENTO RAQUEL PEREIRA S
NTARA DA SILVA REGIANE MARIA DA SILVA REGICLAUDIO AVELINO DINIZ REGINA AP LEANDRO COSTA REGINA APARECIDA ALVES REGINA CELIA DA COSTA REGINA DE JESUS LIMA REGINA ELISA LOURENCO REGINA ISABEL DUARTE REGINA LIDORIO ALVES
LDO CUSTODIO DA SILVA REGINALDO DA SILVA ALVES REGINALDO DA SILVA SANTOS REGINALDO DE OLIVEIRA REGINALDO DE SOUSA SILVEIRA REGINALDO DI FAZIO REGINALDO ELPIDIO DA COSTA REGINALDO FERNANDES REGINALDO FERNANDES DA SIL
DA SILVA REGINALDO PELUCI REGINALDO RODRIGUES DA SILVA REGINALDO SILVA DE PAULA REGIS ADRIANO DE OLIVEIRA REGIVANE AMELIA LACERDA REICHMANN GEISNER SOUZA REINALDO DA SILVA BARROS REINALDO DE PAULO DINIZ REINALDO LE
CARDOSO DA SILVA REJANE FERNANDES DA SILVA REJANE JAQUELINE SEVERO REJANE MARIA ORSI GUIDOLIN REJANE MARIA RINALDIN REJANE MELO DA SILVA REJANE SANTINO PEREIRA RENATA APARECIDA SOARES RENATA BALDISSERA RENATA DE
ILO M DE SOUSA RENATO CAPELARI RENATO CAVALCANTI RENATO JORGE GOMES DE LIMA RENATO PARISH ORLEANS DE ASSIS RENATO PAULO DA SILVA RENATO PEDRO DO NASCIMENTO RENATO PERTILLE RENATO PINHEIRO RODRIGUES RENATO ROS
EIRA RICARDO ALVES DA SILVA RICARDO AMMIRABILE VIANNA RICARDO APARECIDO LEAL RICARDO AQUERI RICARDO ARAUJO DE LIMA RICARDO BARBOSA DUARTE RICARDO BATISTA DA SILVA RICARDO BATISTA DO CARMO RICARDO CONSTANTE RICAR
OSE DA SILVA RICARDO JOSE DOS SANTOS RICARDO JOSE NOGUEIRA RICARDO LAURENTINO DA SILVA RICARDO LUIS VON GROLL RICARDO MENDES DE OLIVEIRA RICARDO MENDONCA RIBEIRO RICARDO PONTES MARQUES RICARDO R FERREIRA NASCIME
FONSECA RILDO PEDRO DA SILVA RILDO XAVIER DOS SANTOS RINALDO DA SILVA GONCALVES RINALDO GOMES MARQUES RINALDO NAPOLEAO FERNANDES RINALDO SANTINO DA SILVA RISOLENE DE ARAUJO NASC SANTOS RISONILDO DOS SANTOS R
SSIA TAVARES RITA DE CASSIA V DE LIMA RITA DE FATIMA F F ALVES RITA DIOGO RITA ELENA FRANCIO RITA EVELLYNE RICARDO MATIAS RITA MARIA BORGES RITA MARIA DE MELO FERREIRA RITA SCALCO AMARAL RITA ZANELLA RIVAILSON RODRIGUES RIVA
LDO SOUZA ROCHA RIZZIA KARLA DA CUNHA OLIVEIRA ROBERDAN DE SOUZA MARINHO ROBERIA JORGE DE LIMA ROBERIO BORGES DE ALDERETE ROBERIO NUNES ROBERLANY GOMES DE FRANCA ROBERTA CHENET ROBERTA DE MELO SANTOS ROBE
OSO AMANCIO ROBERTO CARLOS DE OLIVEIRA ROBERTO CARLOS NODARI ROBERTO CESAR DA SILVA ROBERTO CESAR GUINDALINI ROBERTO DA SILVA ROBERTO DALLEASTE ROBERTO DE LIMA CAVALCANTE ROBERTO DORNELES ROBERTO DOS SA
O ROBERTO LOPES ROBERTO MAURO DE O ALBERNAZ ROBERTO MONTEIRO DA SILVA ROBERTO OLIVEIRA SANTANA ROBERTO PECANHA TORRES ROBERTO PRIAMO ROBERTO RICARDO DE S JUNIOR ROBERTO RIVELINO COSTA ROBERTO SANDRO ME
RROS DANTAS ROBSON CESAR DE LIMA ROBSON COSTA TOMAZ ROBSON DA SILVA ARAUJO ROBSON DO PRADO ROBSON EFIGENCIO FAUSTINO ROBSON F MEDEIROS DE AGUIAR ROBSON FERREIRA LIMA ROBSON GOMES DAS NEVES ROBSON LEITE DE M
RONALDO DA SILVA ROBSON TELLES DE MENEZES ROBSON WAGNER B DA SILVA ROCILDA DE LIMA ROCHA RODENEIA TAPARELLO JAUER RODIMAR NUNES DA SILVA RODIVANIA MALAGUTTI RODOLFO BRITO BATALHA RODOLFO CLAUDIO ROSSONI RODOLF
ILVA RODRIGO HONORIO RANGEL FROES RODRIGO LIBERATO DIAS RODRIGO LIRA DO NASCIMENTO RODRIGO LUIZ PELINSON RODRIGO MARCIO DIAS DA SILVA RODRIGO MARCIUS DA S GUARDAO RODRIGO MARTINS DOS SANTOS RODRIGO MUNIZ AZEV
ENCOURT LOPES ROGERIO CAMILO DOS SANTOS ROGERIO CARREIRO DE MELLO ROGERIO DA SILVA CAMILO ROGERIO DA SILVA MARTINS ROGERIO DE SOUZA ARAUJO ROGERIO DE SOUZA SILVA ROGERIO DOS REIS ROGERIO GIARETA ROGERIO GONZ
RIBEIRO DA SILVA ROGERIO SALVETTI ROMEL FIRMINO DE LIMA ROMERES SOARES BENEDITO ROMERO ALMEIDA SANTOS ROMERO GOMES DE LIMA ROMERO NASCIMENTO LEITE ROMERO PEREIRA DA COSTA ROMEU DE AGUIAR MEDEIROS ROMEU VAZ DE
NTOS ROMILSON PINHEIRO CAVALCANTE ROMIR JOSE PEREIRA ROMUALDO BAPTISTAO JUNIOR ROMUALDO LOPES FERNANDES ROMUALDO TORRES MARQUES ROMULO FERNANDES DE PAIVA RONAIB CLEITON RIBEIRO RONALD PEREIRA DA COSTA RON
RONALDO DA SILVA RONALDO DA SILVA LIMA RONALDO DE AZEVEDO MELO RONALDO DE OLIVEIRA RONALDO DE PAULA RONALDO DOS SANTOS RONALDO FERREIRA DOS SANTOS RONALDO FIDELIS DE LIMA RONALDO FRANCISCO DA SILVA RONALDO FR
POLETTO RONALDO RAMOS RONALDO RIBEIRO DE OLIVEIRA RONALDO RIGHETI RONALDO SERAFIM DE SOUZA RONALDO SIQUEIRA DE MORAIS RONALDO TRAJANO DE SOUSA RONALDO XAVIER DA SILVA RONDINELI PEREIRA DA SILVA RONEIDE MONTE
O ROOSEVELT BARROSO DE OLIVEIRA ROQUE CHILI JUNIOR ROQUE DE CAMPOS DINIZ ROQUE GOMES DE OLIVEIRA ROSA CANARIO DA SILVA CAETANO ROSA FELINTO DE LIMA ROSA HELENA DE A FERNANDES ROSA LUIS GONZAGA ROSA MARIA BRAGA F
A SILVA ROSA PEREIRA DE OLIVEIRA ROSA RAIMUNDA DE SOUZA SILVA ROSA WAIRICH TEIXEIRA ROSALBA ELIZA CECCHIN DETOGNI ROSALI MARIA FAVERO ROSALICE CARVALHO DE ALENCAR ROSALINA DA SILVA ROSALINA MARIA KACZALLA TIEPPO ROS
E DOS REIS DIAS ROSANE FARINA ROSANE FREIRE ARAUJO ROSANE GONCALVES CONCOLATO ROSANE M DALL AGNOL ZANETTI ROSANE MARIA ANDRETTA ROSANE NODARI DE LARA ROSANE PAGNONCELLI ROSANE PEQUENO DA COSTA ROSANE TONATO
LVITE CARMINATTI ROSANGELA DE MORAIS ROSANGELA DE SOUSA ROSANGELA DO NASCIMENTO MONTE ROSANGELA DOS SANTOS MARQUES ROSANGELA GONCALVES DO NASCIME ROSANGELA GUEDES DOS SANTOS ROSANGELA MARIA LINO ROS
DA SILVA ROSAURA TELLES ROSEANA MARIA DOMINGOS ROSEANE DA SILVA CARVALHO ROSEANE INACIO DA SILVA ROSEANE LOPES DE MENEZES ROSECLEI DA SILVA MATTOS ROSECLEI ROSSONI ROSEILMA OLINTO MOUZINHO ROSELAINE D AVILA LIM
SSIGNAN ROSELI DO NASCIMENTO ROSELI DOS REIS ROSELI FERNANDES FERREIRA ROSELI GAYESKI ROSELI KAZIMIRSKI ROSELI MANFROI S DOS SANTOS ROSELI N R DE SOUZA DALL AGNOL ROSELI PAVANI FERNANDES ROSELI RIBEIRO DE SOUZA ROSEMEIRE
ECIDA LUCIO ROSEMARY BELCHIOR DOS REIS ROSEMARY HENRIQUE DA SILVA ROSEMBERG BORBUREMA ROSEMBERG DA COSTA ALVES ROSEMBERG DA SILVA SOARES ROSEMBERG FIRMINO DE SOUZA ROSEMBERG SUELHO DA S ALMEIDA ROSEMEIRE
A DA SILVA ROSEMELTON P SOUZA DA ROSA ROSENILDA JOSEFA DE MENEZES ROSENILDA PEREIRA DE C SILVA ROSENILDO BARBOSA DOS SANTOS ROSENILDO CARLOS DE SALES ROSENILDO DE NEGREIRO SILVA ROSENILDO SILVA TEIXEIRA ROSENIR RIT
O BARROSO ROSIANE GOMES NASCIMENTO ROSIANERE MARIA DE BARROS ROSICLE MOLOSSI ZANDONA ROSICLEIA REIS DA SILVA ROSICLEIDE FERREIRA SILVA ROSICLEIDE LAURENTINO DOS SANT ROSICLEIDE PEREIRA DOS SANTOS ROSICLEIDE SOB
ROSILEI MULLER ROSILEI PEREIRA ROSILEIDE CABRAL RIBEIRO ROSILENE BARBOSA DOS SANTOS ROSILENE CAVALCANTE DA SILVA ROSILENE DA SILVA ROSILENE DOS S QUIRINO SOUZA ROSILENE FERREIRA DOS SANTOS ROSILENE FERREIRA SEGU
OSIMEIRE VENCESLAU DE LIMA ROSIMERE AGUIAR DE OLIVEIRA ROSIMERE DA SILVA ROSIMERE DO CARMO SILVA ROSIMERE LAURENTINO DA SILVA ROSIMERE NUNES DA COSTA ROSINALDO ANSELMO DA SILVA ROSINALDO DA SILVA ROSINALDO GANGO
IDE E DO NASCIMENTO ROSINEIDE MENDES DA SILVA ROSINEIDE REGINA BERTUCCI ROSINEIDE RODRIGUES DA SILVA ROSINEIDE SILVA ROSINETE ALVES RITA ROSINETE BEZERRA ALVES ROSIRVA DA GRACA MARTINS ROSIVALDO MAURICIO BARBOSA RO
BERG ALMEIDA PEREIRA ROSY ANNE DA COSTA SILVA ROSY HELEN RODRIGUES ZILIOTTO ROUZI PASQUALI ROVANIR DA ROSA ROVIANE PAULA PERTILE ROZALIA FRANCO PAREDIO ROZANE ANCESKI ROZANE CRISTINA DEON ROZANE DA SILVA ROZANE G
A SOBRAL DE MOURA ROZILDA DUARTE ROZILEIDE SOVANYA L DE MENEZES ROZILENE FE DOS SANTO SILVA ROZIMAR FRIZON ROZIMERE FELIPE DE PAIVA RUBEM GENNARI JUNIOR RUBENILZA DE SOUZA JOSE RUBENITA JOSE DE FARIAS RUBENS CESAR
KOSKI RUDIVAN ANTONIO R DE LARA RUDOLFT BEZERRA SOARES RUI ALEIXO GONCALVES RUI GUILHERME DE SOUZA A JOSE RUI LA LAINA PORTO RUSITANIA GOMES BARBOSA RUTH DE ALBUQUERQUE AMORIM RUTINALDO SALOMAO CESAR SABRINA KE
E SALETE BEDIN DE MORAES SALETE CANTARELI SALETE CITADELLA PELEGRINI SALETE DE OLIVEIRA PILAR SALETE DITADI DALL AGNOL SALETE FURLANETO BRUSCATTO SALETE GIROTTO SALETE INES VICARI BURATO SALETE MARTINELLI SALETE MA
ARA BANDEIRA BORBUREMA SAME SHYRLLI LIMA MENEZES SAMIR DIAS VIEIRA SAMIR ROSA PEREIRA SAMUEL AVELINO DE SOUSA SAMUEL CRESTANI RIBEIRO SAMUEL FERNANDES DA SILVA SAMUEL JANUARIO DA SILVA SAMUEL JOAQUIM DA SILVA SAMU
ALVES TRAJANO VERISSIMO SANDRA ANGELICA DE SOUSA SANDRA ANTONIOLLI LUZZATTO SANDRA APARECIDA CHAGAS SANDRA BARBOSA NASCIMENTO SANDRA CRISTINA DA CONCEICAO SANDRA CRISTINA DE SOUZA SANDRA DA SILVA SANTOS SAN
A LUCAS DA SILVA NEVES SANDRA LUCIA M DOS SANTOS SANDRA MARA BETANIN SANDRA MARA DIAS SANDRA MARA P BITTENCOURT SANDRA MARCIA CATTIVELLI SANDRA MARIA DA SILVA SANDRA MARIA DE ARAUJO SANDRA MARIA DE SOUZA SANDRA M
GINA DA SILVA SANDRA REGINA SILVA SANDRA RODRIGUES DOS SANTOS SANDRA ROSA POSSAMAI SILVA SANDRA SHIRLEY DOS S NASCIMENT SANDRA TERESINHA RIBEIRO SANDRA TESSARI SANDRAMARA POLI SANDRO CANDIDO DA SILVA SANDRO DO
Z ALVES SANTIAGO SILVA SANTINA LORENA R DE CHAVES SATURNINO DIAS BORGES FILHO SAULO ARAUJO REGIS SAULO CARDOSO DE MOURA SAULO CARVALHO CAVALCANTI SAULO DANTAS MACIEL SAULO DE OLIVEIRA ALVES SAVIO ANDRE TENORIO F
ANTONIO DE SOUSA SEBASTIAO BASTOS FREIRE FILHO SEBASTIAO CARLOS CAMPELO SEBASTIAO DA SILVA SEBASTIAO ENIO SERAPIAO SEBASTIAO FERNANDO F BRANDAO SEBASTIAO FERREIRA DA SILVA SEBASTIAO FERREIRA DE ALMEIDA SEBASTIAO
TIAO RUBENS FERREIRA SEBASTIAO RUFINO MARTINS SEBASTIAO SERGIO DE S MACIEL SEBASTIAO TRAJANO DE SOUSA SELMA CRISTINA DOS SANTOS SELMA DE FARIAS PETRONIO SELMA DE FATIMA LOPES SELMA JERONIMO DA COSTA SELMA MARIA A
O ALVES BORBA SERGIO ALVES DA SILVA JUNIOR SERGIO ANTONIO FRIZON SERGIO ANTONIO PRATA DE LIMA SERGIO APOLINARIO GUIMARAES SERGIO AUGUSTO CASTRO AREBALO SERGIO BERNARDO DO NASCIMENTO SERGIO BRESSIANI SERGIO CARL
O FERREIRA DE SOUZA SERGIO GEOVANE A DOS SANTOS SERGIO H DOS SANTOS FELIZARDO SERGIO HENRIQUE DA COSTA SERGIO HENRIQUE T DE AQUINO SERGIO JOSE BARBOSA SERGIO JOSE DA SILVA SERGIO LOUREIRO NUNES PAIXAO SERGIO LUIZ
S SANTOS SERGIO R SANCHES DOS SANTOS SERGIO RICARDO B MATIAS SERGIO RICARDO CARDOSO LOPES SERGIO RICARDO DA SILVA LIMA SERGIO RICARDO P DA COSTA SERGIO RICARDO P DE ALMEIDA SERGIO RICARDO V DAS CHAGAS SERGIO RO
JO PINHEIRO SEVERINA DE F FARIAS DE ARAUJO SEVERINA DO R P DE SOUSA SEVERINA DO RAMO DA S TOMAZ SEVERINA DO RAMO DA SILVA SEVERINA DO RAMO ROCHA COSTA SEVERINA DOS RAMOS COSTA SEVERINA DUARTE PEREIRA SEVERINA EMILI
O DO NASCIMENTO SEVERINO ARISTIDES DA S FILHO SEVERINO BES SEVERINO DA CUNHA SOUZA SEVERINO DA SILVA FRANCISCO SEVERINO DA SILVA VELEZ SEVERINO DE LIMA GUEDES SEVERINO DE SOUZA SEVERINO DIAS DA SILVA SEVERINO DO R L
SEVERINO DO RAMO DO N BARBOSA SEVERINO DO RAMO GOMES PEREIRA SEVERINO DO RAMO LUCINDO COSTA SEVERINO DO RAMO N DE SOUZA SEVERINO DO RAMO P DA COSTA SEVERINO DO RAMO SILVA SEVERINO DO RAMO SILVA SEVERINO DO RA
ERINO FRANCISCO ALVES SEVERINO FRANCISCO DA SILVA SEVERINO G DE MELO SOBRINHO SEVERINO GOMES DA SILVA SEVERINO GOMES DE ALMEIDA SEVERINO GUEDES DE ALMEIDA SEVERINO HENRIQUES PEREIRA SEVERINO IDELFONCIO RIBEIRO S
LUCAS DA COSTA SEVERINO MACIEL BEZERRA SEVERINO MARQUES CLAUDIO SEVERINO MARTINS DA SILVA SEVERINO MATIAS NUNES SEVERINO MENDES DA SILVA SEVERINO MENDES DE SOUZA SEVERINO MOREIRA NETO SEVERINO PAULINO DOS SAN
UES DA S FILHO SEVERINO RODRIGUES DOS SANTOS SEVERINO SALES DE LIMA SEVERINO SANCLEIDO A PEREIRA SEVERINO SILVIO DA SILVA SEVERINO SOARES DE LIMA SEVERINO SOARES DO NASCIMENTO SEVERINO TEOFILO DA SILVA SEVERINO VICE
SHIRLEY CHAVES SHIRLEY DE SOUZA GONTIJO SIDCLEIDE CAMILO DA SILVA SIDERSON SILVEIRA DE LIMA SIDGLEY VIEIRA DA SILVA SIDICLEY BARBOSA DE MACEDO SIDIENE FERREIRA DE ARAUJO SIDIMAR ZORZO SIDINEI PERES RODRIGUES SIDNEI APAR
S SILAS BRITO LEAL DA SILVA SILAS DE MELO SILVA SILEIDE RIBEIRO BRANDAO SILMARA SANTANA DA SILVA SILMO PEDRO OTT SILVAM DE OLIVEIRA COSTA SILVAN ALVES DE LIMA SILVANA ALVES SILVANA ARAUJO S DE FARIAS SILVANA BARBOSA SILVANA D
NA MARCIA PALUDO SILVANA MARINI DA SILVA SILVANA MARISTELA B PELINSON SILVANA MORAIS DE MENESES SILVANA OLIVEIRA SILVA SILVANA PERUTTO SILVANDRO ALVES ESTEVAO SILVANE BRUN SILVANE DE LARA DA SILVA SILVANE FERREIRA DE OL
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IRIA ALVES D S LOPES SILVIA MARIA L GUARIPUNA SILVIA MARLENE CARNIEL SILVIA T TREVIZAN RODRIGUES SILVIA USHIKOSHI SILVIO ALBERTO SILVA TREVILATO SILVIO ANTUNES DE OLIVEIRA SILVIO AUGUSTO DE SOUZA JUNIOR SILVIO CESAR DE
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SIMONE DORNELES CARON SIMONE DOS ANJOS B LOPES SIMONE FATIMA COLS KAFER SIMONE FELIX DE LIMA SIMONE FRANCISCONI SIMONE FRIZON SIMONE GRACILIANO TENORIO SIMONE GUEDES DA SILVA SIMONE MARIA CIPRIANI FOCHI SIMONE MAR
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EZINHA DALLAGNOL ZILMA ZELINDA B ROMANZINI ZINEIDE FERNANDES ABREU SOUZA ZORAIDE MOREIRA MONTEIRO ZULEIA M PEREIRA AMARAL ZULEIDE IRACEMA DA SILVA ZULEIDE TEREZA DE LIMA ZUL

03 NOV 17 AM 7:21

SP ALPARGATAS

DEMONSTRAÇÕES FINANCEIRAS 2002

Senhores Acionistas,

Exceder as expectativas de nossos clientes e consumidores, reduzir custos, gerar caixa, valorizar as marcas e aumentar a lucratividade foram metas cumpridas em 2002.

Com a comercialização de 129,2 milhões de pares de calçados, sendo 116,8 milhões de sandálias e 12,4 milhões de tênis, a Alpargatas continuou fortalecendo sua posição de liderança no mercado brasileiro de calçados.

A receita bruta de vendas acumulou R$ 805,3 milhões. O crescimento de 11% em relação ao ano de 2001, foi resultado do aumento da participação de produtos de maior valor agregado no mix de vendas e à atualização dos preços.

O lucro bruto atingiu R$ 247,0 milhões, 9% maior que o do ano passado. Mesmo com a elevação do custo das matérias primas, principalmente aquelas atreladas ao dólar, atingimos a margem bruta de 36,7%, focando a gestão de custos e aumentando a produtividade industrial.

O lucro operacional, antes da variação cambial, totalizou R$ 82,6 milhões, com um crescimento de 63% sobre o de 2001.

A maior geração de caixa pelas operações resultou em um EBITDA de R$ 89,6 milhões, 24% acima do ano passado.

O foco na administração do capital de giro, principalmente com redução de estoques e aumento dos prazos de pagamento a fornecedores, contribuiu para melhorar a posição de caixa, cujo saldo atingiu R$ 120,7 milhões, R$ 33,0 milhões superior ao final de 2001.

Com empréstimos de R$ 82,8 milhões, 70% com vencimento no longo prazo, o caixa líquido no final de dezembro foi de R$ 37,9 milhões. O endividamento bruto representou 19% do Patrimônio Líquido, sendo 9% em moeda nacional e 91% em moeda estrangeira.

A Companhia gerou uma receita de variação cambial de R$ 4,2 milhões e uma despesa de R$ 33,6 milhões. Do resultado líquido da variação cambial de R$ 29,4 milhões, somente 4% foram efetivamente desembolsados no ano.

O lucro líquido em 2002 foi de R$ 47,8 milhões, 46% maior que o de 2001. A margem líquida subiu de 5% para 7% e a rentabilidade do Patrimônio Líquido de 8% para 11%. O lucro por lote de 1000 ações foi de R$ 25,63.

Receita Bruta de Vendas
9% ao ano de crescimento médio composto*


R$ milhões
900
800
700
600
500
400
526,2
805,3
1998
2002

*CAGR

Lucro Operacional antes da Variação Cambial
27% ao ano de crescimento médio composto*


R$ milhões
90
80
70
60
50
40
30
20
10
0
24,6
82,6
1998
2002

*CAGR

EBITDA
15% ao ano de crescimento médio composto*


R$ milhões
100
90
80
70
60
50
40
30
20
10
0
44,3
89,6
1998
2002

*CAGR

UNIDADES DE NEGÓCIO

RAINHA E TOPPER

Com seu *slogan* "Futebol é Coisa Séria", **Topper** esteve presente nesse esporte com produtos que ajudaram seus praticantes a alcançar alta *performance* nos campos e nas quadras. A líder do mercado de futebol lançou 34 novos modelos que contribuíram para o fortalecimento da imagem da marca junto ao público consumidor. A nova **Topper** ficou mais jovem, moderna, inovadora e com diferenciais tecnológicos que lhe agregaram valor. O patrocínio de várias equipes de futebol e campeonatos de *futsal*, o destaque dos calçados nos espaços de maior prestígio das vitrines e o treinamento de funcionários dos clientes são exemplos de ações que contribuíram para aumentar o volume de vendas da marca neste ano. A atualização do processo de fabricação de bolas, resultou em ganhos de produtividade, qualidade e de capacidade de produção.

Rainha ganhou o *Top of Mind* de calçados esportivos e completou nove anos consecutivos de premiação. Melhoramos a rentabilidade e aumentamos as vendas de modelos de maior valor agregado, com ações implementadas nas fábricas, na comunicação e no relacionamento esportivo da marca. Como exemplo, reconfiguramos as fábricas de João Pessoa e Natal e padronizamos os processos de produção e de matérias primas. Empregamos novas tecnologias nos calçados tais como XME, *System Interaction e System Frontal*. Visando associar a marca ao esporte, lançamos campanha de comunicação utilizando o *slogan* "**Rainha**, esporte no limite do prazer". Patrocinamos times de voleibol e os atletas olímpicos Jackie Silva e Marcelo Negrão. A boa aceitação da tecnologia *System Interaction*, por vários segmentos de mercado e a preferência dos consumidores que representam 63% da população brasileira, são pontos fortes de **Rainha,** que enfatizamos com o intuito de valorizar a marca no mercado de calçados esportivos. Lançamos 39 novos modelos em 2002.

MIZUNO

Os resultados de **Mizuno** foram superiores aos obtidos em 2001, com o crescimento médio de 26% no volume e na receita de vendas. Marca *premium* internacional, de alta performance, **Mizuno** agrega aos calçados a tecnologia *Wave*, única que oferece, simultaneamente, amortecimento e estabilidade. **Mizuno** - *Serious Performance* foi a 1ª marca escolhida nos pontos de venda, por esportistas profissionais e amadores de *running*. Ações de relacionamento esportivo, comunicação e serviços de marketing foram implementadas, contribuindo para valorizar a sua imagem. Patrocinamos vários atletas que venceram importantes provas esportivas e chegaram aos pódios. Dentre as 10 atletas primeiro-colocadas na prova feminina da Corrida de São Silvestre 2002, seis foram da equipe **Mizuno**.

Aumentamos a presença da marca nas mídias televisiva e impressa. Ganhamos o prêmio "Leão de Ouro" de Cannes, com o anúncio "Ossos". Implementamos várias ações com o objetivo de melhorar a eficiência operacional da fábrica de Veranópolis. Transferimos de Franca para Veranópolis, o Núcleo de Desenvolvimento de Calçados **Mizuno**, o que contribuiu para aumentar a velocidade no desenvolvimento e no lançamento de novos produtos. Em 2002, vendemos 2,1 milhões de pares e lançamos 37 novos modelos, contra 17 em 2001.

SANDÁLIAS

Havaianas completou 40 anos de sucesso em 2002. Desde o seu lançamento, vendemos mais de 2,5 bilhões de pares, sendo 115,5 milhões neste ano, sustentando a posição de marca-líder no segmento de sandálias de borracha.

O sucesso de **Havaianas** explica-se por vários fatores: "todo mundo usa", excelente relação custo-benefício, mais de 150 mil pontos de vendas no Brasil, comunicação inteligente, presença em eventos importantes de moda e reconhecimento no mercado *premium* internacional.

O volume de pares exportados cresceu 18% em relação ao ano passado. Neste ano, as **Havaianas** foram usadas por consumidores de 47 países, tendo sido matéria espontânea de importantes veículos de comunicação, como por exemplo, *the Wall Street Journal*.

Lançamos novos modelos e cores, como parte da estratégia de manutenção da atratividade do produto, com destaques para o *Trekking, Style e Color Beach*. Como resultado, melhoramos o mix de vendas, com produtos de maior valor agregado. Estratégias comerciais incluíram a parceria com importantes redes varejistas estrangeiras, iniciando uma nova forma de comercialização. O acordo com a Brasif, empresa detentora da concessão dos free shops, permitiu a venda de **Havaianas** nas lojas dos aeroportos internacionais de São Paulo e Rio de Janeiro. O sucesso dos comerciais continuaram neste ano. Dos filmes veiculados, "Deusas", com a participação das principais atrizes que já divulgaram o produto, foi um dos que mais ajudou a reforçar a marca.

Samoa, nossa sandália de EVA, continuou apresentando este ano forte fixação da marca, que contribuiu para o aumento do faturamento, das exportações (25 países) e da rentabilidade.

LONAS E COBERTURAS

As marcas de Lonas e Coberturas - **Encerado Locomotiva, Lonil, Lonaleve, Night&Day** - venderam 19,3 milhões de metros quadrados. A linha decorativa, em especial as lonas de algodão, e os produtos da família **Night&Day**, tiveram um bom desempenho de vendas, 22% acima do ano anterior. A adoção de uma política comercial mais agressiva na linha de coberturas de PVC, mais o lançamento do **Lonil 7000** e do **Lonil Atóxico**, contribuíram para que essa família superasse o faturamento de 2001 em 17%. O ano também foi marcado por duas exposições para o relançamento dos tecidos **Acrikolor** e dos tecidos para persianas verticais. Ambos contaram com a participação dos nossos principais clientes. Para dar maior evidência a nossas marcas, participamos de importantes feiras e exposições como a Feira do Caminhoneiro e do Carreteiro, a Sign Sinalização, a Rio Boat Show e, pela primeira vez, a IFAI - *Industrial Fabric Association International*.

MEGGASHOP E TIMBERLAND

Timberland continuou sendo a marca *outdoor wear* de maior expressão no mundo. A Alpargatas tem a licença para fabricar e distribuir seus produtos desde 1995. Em 2002, os crescimentos do volume e da receita de vendas foram, em média, 27% maiores que o de 2001. Alcançamos esses resultados devido ao aumento do conhecimento da marca, ampliação dos canais de distribuição e lançamento de produtos com ótima aceitação pelo mercado. A comunicação de **Timberland** foi focada na mídia impressa, utilizando como veículo as principais revistas do país. Estivemos presentes na *Adventure Sports Fair,* a mais importante feira de aventura da América Latina, que ocorreu em São Paulo. Também investimos nas lojas que revendem nossos produtos, o que permitiu conquistar espaços importantes dentro dos pontos de venda formadores de opinião. Iniciamos a distribuição de confecções via clientes multimarcas, que até então era restrita às lojas exclusivas.

A rede **Meggashop** vem se consolidando como uma importante alternativa estratégica da Alpargatas, com o propósito de proteger suas marcas, atingir mercados pouco explorados pelos revendedores e minimizar os riscos na experimentação e no lançamento de novos produtos. Encerramos 2002 com 25 lojas distribuídas em 16 cidades e 8 estados e uma receita de vendas 16% superior a de 2001.

Atendemos 759 mil clientes e vendemos 1,5 milhão de unidades. No período, a venda média por cliente cresceu 6,5%. As principais realizações do ano foram a abertura de 4 novas lojas, a veiculação de anúncios em importantes jornais e a realização da convenção *Meggaland*. Modernizamos as principais lojas da rede, com a implantação de *corners* de futebol e mini-quadras, telões para melhorar a comunicação visual e novos equipamentos mais funcionais e modernos.

FÁBRICAS

Transferimos a produção de solas de Jaboatão para outras unidades da região e empregamos nova tecnologia que reduziu o custo de fabricação deste componente. Transferimos o Núcleo de Desenvolvimento de Produtos de Franca para as fábricas de calçados esportivos, com a finalidade de aperfeiçoar processos e buscar novas tecnologias. Iniciamos as provas de campo para avaliar a resistência dos materiais e o deslocamento e desgaste de solados e cabedais utilizados nos calçados esportivos. Reduzimos os estoques com a padronização de matérias primas, o aproveitamento de matérias primas fora de linha e a redefinição dos estoques de segurança. Aproximamos a área de Suprimentos das fábricas, para desenvolver novos fornecedores na região Nordeste, apoiar o Núcleo de Desenvolvimento de Produtos, agilizar a comunicação com a Sede e terceirizar fornecimentos. As fábricas de Pouso Alegre, Campina Grande e Manaus conquistaram o Prêmio SESI de Qualidade no Trabalho, como reconhecimento às empresas que melhor investem em políticas e práticas que asseguram um ambiente de trabalho saudável e produtivo aos seus funcionários.

RECURSOS HUMANOS E BALANÇO SOCIAL

Em 2002, as principais ações voltadas para o bem-estar e desenvolvimento dos colaboradores da Alpargatas foram:

- Criação do Instituto Alpargatas, com a missão de melhorar, por meio do esporte, a qualidade da educação de crianças e adolescentes de famílias de baixa renda, nas comunidades onde a Alpargatas atua.
- Programa Educacional Caminhar e Aprender, com o objetivo de erradicar a ausência do ensino fundamental dos funcionários das fábricas, usando metodologia que vincula o aprendizado à realidade do trabalhador
- Inauguração do Centro de Capacitação e Desenvolvimento em João Pessoa, para o aprimoramento do conhecimento dos funcionários das fábricas da região Nordeste, através de treinamentos técnico-comportamentais.
- Implementação do Programa de Incentivo de Longo Prazo que concede opções de compra de ações - *Stock Options* - aos dirigentes da empresa.
- "Ciranda de Idéias", programa com o objetivo de estimular a criatividade e inovação e premiar as idéias implantadas.
- Programa de identificação e desenvolvimento de sucessores para posições estratégicas.
- Desenvolvimento dos módulos de treinamento do grupo gerencial nas seguintes competências corporativas: criatividade e inovação, gestão de pessoas, negociação e influência, planejamento e organização, tomada de decisão e visão estratégica.
- Ações para adequação à legislação sobre o emprego de portadores de necessidades especiais.
- Reduzimos em 13% a taxa de freqüência de acidentes e em 21% a de gravidade. Com estas reduções a Alpargatas é uma das empresas do setor têxtil/calçadista que apresenta os melhores indicadores de segurança.

Os gastos com atividades e encargos sociais totalizaram R$ 80,4 milhões e se dividiram em:

	R$ milhões
Encargos Sociais	*48,3*
Saúde	*8,9*
Participação nos Resultados	*7,1*
Alimentação	*6,6*
Transportes	*3,4*
Previdência Privada	*2,2*
Benefícios Diversos	*2,5*
Educação, Seguro de Vida e Treinamento	*1,4*

OUTROS DESTAQUES

- A equivalência patrimonial da Santista Têxtil, nossa controlada em conjunto, alcançou R$ 19,7 milhões.
- Os investimentos em modernização/substituição de máquinas e novas tecnologias de produção somaram R$ 25,7 milhões.
- O volume de negociação com ações da São Paulo Alpargatas (Bovespa ALPA4 e ALPA3) foi de R$ 31 milhões. A valorização das ações preferenciais foi de 1% contra uma desvalorização de 17% do índice IBOVESPA.
- A Assembléia Geral Extraordinária de acionistas realizada em 13 de dezembro, aprovou pagamento, em janeiro de 2003, de juros sobre capital próprio, no montante de R$ 15,8 milhões.
- Os dividendos referentes ao exercício de 2002, a serem referendados pela Assembléia Geral Ordinária de acionistas de 2003, somam R$ 11,3 milhões.
- Em conformidade com a Lei das Sociedades Anônimas, o Estatuto Social foi adaptado, estabelecendo que as ações preferenciais têm direito ao recebimento de dividendo 10% maior do que o dividendo atribuído a cada ação ordinária, bem como terão prioridade no reembolso de capital em caso de liquidação da sociedade.
- Assinamos contrato de empréstimo de longo prazo no valor de US$ 30 milhões com o IFC - *International Finance Corporation,* ainda não disponibilizado. Os recursos do empréstimo serão utilizados na modernização dos processos de produção, expansão da capacidade produtiva, aquisição de equipamentos de ponta para redução de custos de produção e melhorias nas práticas ambientais da Companhia, visando maior eficiência operacional.
- Buscando atingir padrões excelentes de Governança Corporativa, a Companhia fará em 2003 a adesão ao Nível 1 de Governança Corporativa da BOVESPA. Elaboramos a Política de Divulgação de Ato ou Fato Relevante da Alpargatas, de acordo com a determinação da Instrução 358 da Comissão de Valores Mobiliários, e fizemos a divulgação para toda a Companhia.

Agradecemos aos clientes, colaboradores, fornecedores e, acima de tudo, aos consumidores, cujo apoio e preferência por nossas marcas têm sido fundamentais para darmos prosseguimento ao trabalho de aumento de valor do investimento para os acionistas.

São Paulo, 21 de fevereiro de 2003
CONSELHO DE ADMINISTRAÇÃO

BALANÇO PATRIMONIAL DE 31 DE DEZEMBRO (em milhares de reais)

	CONTROLADORA		CONSOLIDADO	
	2002	2001	2002	2001
ATIVO				
CIRCULANTE				
Caixas e bancos	5.180	4.278	9.079	6.165
Aplicações financeiras	115.204	83.180	153.099	97.134
Clientes	162.289	124.866	214.763	169.338
Adiantamentos sobre contratos de câmbio	(5.102)	(2.955)	(12.132)	(11.014)
Provisão para contas de realização duvidosa	(8.119)	(8.230)	(13.825)	(12.916)
Estoques	55.939	60.024	101.674	93.777
Imposto de renda e contribuição social diferidos	6.917	6.516	6.917	6.516
Outras contas a receber	14.162	11.103	18.233	14.926
Impostos a recuperar	17.457	8.305	22.683	12.392
Dividendos a receber	6.236	873		
Despesas antecipadas	8.673	6.245	10.094	6.429
	378.836	294.205	510.585	382.747
REALIZÁVEL A LONGO PRAZO				
Bens destinados à venda	14.612	15.705	15.111	16.571
Impostos a recuperar	24.749	27.771	26.342	29.233
Depósitos compulsórios	3.242	3.382	4.798	7.165
Outras contas a receber	11.527	199	13.386	206
Imposto de renda e contribuição social diferidos	50.728	48.697	56.250	51.742
	104.858	95.754	115.887	104.917
PERMANENTE				
Investimentos				
Empresas controladas e coligada	159.591	144.718		
Outros	195	196	195	196
Imobilizado	122.636	126.471	252.971	238.699
Diferido	13.696	11.200	13.750	11.854
	296.118	282.585	266.916	250.749
TOTAL DO ATIVO	779.812	672.544	893.388	738.413

BALANÇO PATRIMONIAL DE 31 DE DEZEMBRO (em milhares de reais)

	CONTROLADORA		CONSOLIDADO	
	2002	2001	2002	2001
PASSIVO E PATRIMÔNIO LÍQUIDO				
CIRCULANTE				
Fornecedores	36.987	12.876	43.525	18.291
Financiamentos	22.806	13.988	94.190	68.011
Salários e encargos sociais	20.348	16.936	27.504	22.677
Provisão para contingências	17.745	21.574	23.058	24.592
Dividendos e juros sobre o capital próprio	26.011	7.728	26.265	7.767
Impostos a pagar	8.280	7.715	16.649	11.071
Outras contas a pagar	33.201	28.571	35.817	30.382
	165.378	109.388	267.008	182.791
EXIGÍVEL A LONGO PRAZO				
Empresas controladas e coligada	23.549	19.837		
Financiamentos	58.256	47.242	90.475	56.444
Imposto de renda e contribuição social diferidos	1.639		3.267	1.626
Provisão para imposto de renda e contribuição social a pagar	47.633	39.360	47.633	39.360
Impostos a pagar	37.917	32.539	37.917	32.539
Outros passivos	6.704	6.078	8.693	7.766
	175.698	145.056	187.985	137.735
Participação de acionistas minoritários			4	2
PATRIMÔNIO LÍQUIDO				
Capital social realizado	273.510	273.510	273.510	273.510
Reserva de capital	9.450	9.450	10.983	10.411
Ações em tesouraria	(7.082)	(7.082)	(7.082)	(7.209)
Reservas de lucros	162.858	142.222	160.980	141.173
	438.736	418.100	438.391	417.885
TOTAL DO PASSIVO E PATRIMÔNIO LÍQUIDO	779.812	672.544	893.388	738.413
VALOR PATRIMONIAL POR LOTE DE MIL AÇÕES - R$	235,43	224,35		

As notas explicativas da administração são parte integrante das demonstrações financeiras.

DEMONSTRAÇÃO DO RESULTADO - EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO

(em milhares de reais)

	CONTROLADORA		CONSOLIDADO	
	2002	2001	2002	2001
RECEITA OPERACIONAL BRUTA				
Vendas de produtos	781.163	706.231	1.045.496	932.082
Impostos sobre vendas	128.602	113.948	154.494	136.282
RECEITA OPERACIONAL LÍQUIDA	652.561	592.283	891.002	795.800
Custo dos produtos vendidos	413.024	371.067	582.213	516.028
LUCRO BRUTO	239.537	221.216	308.789	279.772
RECEITAS (DESPESAS) OPERACIONAIS				
Com vendas	(187.495)	(169.651)	(209.348)	(188.495)
Gerais e administrativas	(41.970)	(38.816)	(52.098)	(48.378)
Honorários dos administradores	(2.557)	(2.340)	(2.557)	(2.340)
Receitas financeiras	51.681	39.255	57.748	40.128
Despesas financeiras	(53.915)	(30.164)	(64.005)	(42.801)
Equivalência patrimonial	20.913	3.993		
Outras receitas operacionais, líquidas	14.608	8.787	6.015	995
	(198.735)	(188.936)	(264.245)	(240.891)
LUCRO OPERACIONAL	40.802	32.280	44.544	38.881
Receitas não operacionais líquidas	7.968	855	8.306	404
LUCRO ANTES DO IMPOSTO DE RENDA E DA CONTRIBUIÇÃO SOCIAL	48.770	33.135	52.850	39.285
Imposto de renda e contribuição social	(998)	(464)	(6.740)	(7.721)
Participação dos acionistas não controladores				1
LUCRO LÍQUIDO DO EXERCÍCIO	47.772	32.671	46.110	31.565
Lucro líquido por lote de mil ações do capital social em circulação no fim do exercício - R$	25,63	17,53		

As notas explicativas são parte integrante das demonstrações financeiras.

DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO (em milhares de reais)

		Reserva de capital		Reservas de lucros			
	Capital social realizado	Reserva especial	Ações em tesouraria	Legal	Para investimentos	Lucros acumulados	Total
EM 31 DE DEZEMBRO DE 2000	273.510	9.450	(7.082)	7.328	118.294		401.500
Constituição de passivo atuarial - deliberação CVM nº 371						(4.073)	(4.073)
Lucro líquido do exercício						32.671	32.671
Apropriações e destinação do lucro líquido							
Constituição de reservas							
Legal				1.634		(1.634)	
Reserva para investimentos					14.966	(14.966)	
Dividendos pagos antecipadamente e propostos						(11.998)	(11.998)
EM 31 DE DEZEMBRO DE 2001	273.510	9.450	(7.082)	8.962	133.260		418.100
Lucro líquido do exercício						47.772	47.772
Apropriações e destinação do lucro líquido							
Constituição de reservas							
Legal				2.388		(2.388)	
Reserva para investimentos					34.038	(34.038)	
Dividendos propostos						(11.346)	(11.346)
Juros sobre o capital próprio					(15.790)		(15.790)
EM 31 DE DEZEMBRO DE 2002	273.510	9.450	(7.082)	11.350	151.508		438.736

As notas explicativas da administração são parte integrante das demonstrações financeiras.

DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS - EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO (em milhares de reais)

	CONTROLADORA		CONSOLIDADO	
	2002	2001	2002	2001
ORIGENS DOS RECURSOS				
Das operações sociais				
Lucro líquido do exercício	47.772	32.671	46.110	31.565
Incentivo fiscal			1.644	1.435
Receitas (despesas) que não afetam o capital circulante				
Depreciação e amortização	24.296	20.617	38.334	33.613
Valor residual do ativo permanente baixado	(47)	594	724	2.101
Equivalência patrimonial	(20.913)	(3.993)		
Variação cambial em investimento permanentes			(11.152)	6.512
Provisão PIS/COFINS contingente	5.378	15.872	5.378	15.872
Imposto de renda e contribuição social				
Realizável a longo prazo	(1.978)	(23.716)	(4.454)	(23.800)
Exigível a longo prazo	3.233	9.740	3.233	9.740
Encargos financeiros sobre o imposto de renda e contribuição social	6.679	5.052	6.679	5.051
	64.420	56.837	86.496	82.089
Transferência para o circulante			8.502	2.832
Do acionista			56	
De terceiros				
Dividendos a receber	6.236	873		
Aumento do exigível a longo prazo	15.352	23.195	29.817	14.365
TOTAL DOS RECURSOS OBTIDOS	86.008	80.905	124.871	99.286
APLICAÇÕES DE RECURSOS				
Aumento do realizável a longo prazo	5.700	9.620	10.928	11.744
No ativo permanente				
Imobilizado	15.403	25.332	33.801	49.200
Diferido	9.128	9.905	9.130	9.905
Dividendos propostos e juros de capital próprio	27.136	11.998	27.391	11.998
Compra de ações próprias				127
Total das aplicações	57.367	56.855	81.250	82.974
AUMENTO DO CAPITAL CIRCULANTE LÍQUIDO	28.641	24.050	43.621	16.312
VARIAÇÕES DO CAPITAL CIRCULANTE LÍQUIDO				
ATIVO CIRCULANTE				
No fim do exercício	378.836	294.205	510.585	382.747
No início do exercício	294.205	287.856	382.747	383.590
	84.631	6.349	127.838	(843)
PASSIVO CIRCULANTE				
No fim do exercício	165.378	109.388	267.008	182.791
No início do exercício	109.388	127.089	182.791	199.946
	55.990	(17.701)	84.217	(17.155)
AUMENTO DO CAPITAL CIRCULANTE LÍQUIDO	28.641	24.050	43.621	16.312

As notas explicativas são parte integrante das demonstrações financeiras.

NOTAS EXPLICATIVAS DA ADMINISTRAÇÃO ÀS DEMONSTRAÇÕES FINANCEIRAS EM 31 DE DEZEMBRO DE 2002 E 2001 *(em milhares de reais)*

1 - CONTEXTO OPERACIONAL

As principais atividades operacionais da companhia e suas controladas diretas e indiretas são a fabricação e comercialização de:
- calçados e respectivos componentes;
- artigos de vestuário, artefatos têxteis e respectivos componentes;
- artigos de couro, de resina e de borracha natural ou artificial;
- artigos esportivos.

2 - PRINCIPAIS PRÁTICAS CONTÁBEIS

(A) DEMONSTRAÇÕES FINANCEIRAS
As demonstrações financeiras da sociedade controladora e consolidadas foram elaboradas e estão apresentadas em conformidade com os princípios contábeis previstos na legislação societária brasileira, de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários - CVM.

Na elaboração das demonstrações financeiras é necessário utilizar estimativas para contabilizar certos ativos, passivos e outras transações. As demonstrações financeiras da companhia e as demonstrações financeiras consolidadas incluem, portanto, várias estimativas referentes à seleção das vidas úteis do ativo imobilizado, provisões necessárias para passivos contingentes, determinações de provisões para imposto de renda e outras similares; os resultados reais podem apresentar variações em relação às estimativas.

(B) APURAÇÃO DO RESULTADO
O resultado é apurado pelo regime de competência.

(C) ATIVOS CIRCULANTE E REALIZÁVEL A LONGO PRAZO
Apresentados ao valor de realização, incluindo, quando aplicável, os rendimentos e as variações monetárias auferidos.

A provisão para contas de realização duvidosa foi constituída em montante considerado suficiente pela administração para cobrir perdas na realização dos créditos.

A Companhia apresenta operações financeiras denominadas "vendor", e em 31 de dezembro de 2002, o saldo das contas a receber está demonstrado pelo valor líquido dessas operações, nos montantes de R$11.459 (2001 - R$15.016) na controladora, e R$14.186 (2001 - R$17.732) no consolidado.

Os estoques são demonstrados ao custo médio das compras ou produção, inferior aos custos de reposição ou aos valores de realização.

As despesas antecipadas correspondem significativamente a veiculação piblicitária em televisão, pagas antecipadamente e amortizadas em função de sua veiculação e substancialmente durante o exercício social.

(D) PERMANENTE
Demonstrado ao custo, combinado com os seguintes aspectos:
- Os investimentos em empresas controladas e coligada são avaliados pelo método de equivalência patrimonial.
- A depreciação do imobilizado é calculada pelo método linear, às taxas mencionadas na Nota 10, que levam em consideração a vida útil-econômica dos bens.
- A amortização do diferido é calculada pelo prazo de até cinco anos, a partir da data em que os benefícios começam a ser gerados. Os gastos diferidos em 2002 refererem-se substancialmente a desenvolvimento de sistemas, despesas pré-operacionais e benfeitorias em imóveis de terceiros.

(E) PASSIVOS CIRCULANTE E EXIGÍVEL A LONGO PRAZO
São demonstrações pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

3 - DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

As demonstrações financeiras consolidadas foram elaboradas em consonância com os princípios básicos de consolidação e dispositivos legais aplicáveis no Brasil. Assim sendo, foram eliminadas as participações de uma companhia em outra, bem como os saldos de receitas e despesas.

As demonstrações financeiras consolidadas abrangem as demonstrações financeiras da Companhia, das empresas controladas, direta ou indiretamente e da controlada em conjunto. Mencionadas na Nota 9.

As demonstrações financeiras das controladas sediadas no exterior são convertidas para reais, com base nas taxas correntes das moedas estrangeiras vigentes na data das respectivas demonstrações financeiras.

A diferença entre o resultado da controladora e o do consolidado refere-se a incentivo fiscal da Amapoly Indústria e Comércio Ltda., no montante de R$1.533 (2001 - R$1.008), e o resultado não realizado da controlada em conjunto Santista Têxtil S. A., no montante de R$129 (2001 - R$98). A diferença entre o patrimônio da controladora e o do consolidado refere-se basicamente ao resultado não realizado da controlada em conjunto Santista Têxtil S. A.,no montante de R$345 (2001 - R$215).

A posição patrimonial consolidada e a demonstração consolidada do resultado, sumariadas, da Santista Têxtil S. A., controlada em conjunto, são apresentadas como segue:

	2002	2001
ATIVO		
Circulante	518.629	330.553
Realizável a longo prazo	40.173	34.051
Permanente	499.688	429.499
	1.058.490	794.103
PASSIVO		
Circulante	416.571	298.426
Exigível a longo prazo	143.362	49.865
Patrimônio líquido	498.557	445.812
	1.058.490	794.103
DEMONSTRAÇÃO DO RESULTADO		
Receita bruta	1.006.524	841.382
Receita líquida	872.003	741.883
Lucro bruto	247.158	209.823
Despesas operacionais	(155.820)	(182.522)
Receitas (despesas) não operacionais, líquidas	1.269	(210)
Imposto de renda e contribuição social	(14.504)	(23.548)
Participação dos acionistas não controladores		4
LUCRO LÍQUIDO DO EXERCÍCIO	78.103	3.547

Com o objetivo de melhorar a divulgação e comparação dos saldos consolidados, a Companhia efetuou reclassificações entre contas referentes ao exercício de 2001.

4 - APLICAÇÕES FINANCEIRAS

	CONTROLADORA		CONSOLIDADO	
	2002	2001	2002	2001
Fundo de investimento	9.719		9.719	
Certificados de Depósito Bancário - CDBs	105.485	80.532	142.734	94.390
Contas correntes remuneradas				96
"Export Note"		2.648	646	2.648
	115.204	83.180	153.099	97.134

5 - ESTOQUES

	CONTROLADORA		CONSOLIDADO	
	2002	2001	2002	2001
Produtos acabados	32.060	29.791	40.461	39.806
Produtos em processo	10.104	8.533	18.752	15.967
Matérias-primas	14.118	22.570	36.756	35.164
Outros	1.757	1.790	9.106	6.560
Provisão para perda	(2.100)	(2.660)	(3.401)	(3.720)
	55.939	60.024	101.674	93.777

6 - BENS DESTINADOS À VENDA

Os terrenos, os edifícios e as melhorias existentes não passíveis de aproveitamento pela companhia estão destinados à venda. Esses ativos estão registrados ao custo e são inferiores aos valores estimados de realização no mercado.

7 - IMPOSTOS A RECUPERAR (LONGO PRAZO)

	CONTROLADORA		CONSOLIDADO	
	2002	2001	2002	2001
IPI a recuperar		7.492		7.492
IRRF sobre aplicação financeira	16.411	13.814	16.411	13.824
IRRF e CSLL duodécimo	3.131	3.131	3.672	3.131
ICMS Ativo Fixo	2.918	1.648	2.931	1.648
Imposto s/ venda exército e marinha	1.529	1.094	1.529	1.094
Outros	760	592	1.799	2.054
	24.749	27.771	26.342	29.233

NOTAS EXPLICATIVAS DA ADMINISTRAÇÃO ÀS DEMONSTRAÇÕES FINANCEIRAS EM 31 DE DEZEMBRO DE 2002 E 2001 (em milhares de reais)

IPI A RECUPERAR

A edição da Lei nº 9.779/99, tornou possível o aproveitamento, por meio de ressarcimento ou compensação, dos créditos de Imposto sobre Produtos Industrializados - IPI relativos a insumos empregados em produtos que tenham as suas saídas imunes, isentas ou tributadas à alíquota zero, nos termos dos artigos 73 e 74 da Lei nº 9.430.

Adicionalmente a Instrução Normativa nº 33, de 4 de março de 1999, reconheceu o direito ao aproveitamento de quaisquer créditos, indistintamente, e não apenas daqueles para cuja manutenção haja expressa autorização do "RIPI" - Regulamento do IPI, ressalvadas algumas especificidades.

Nesse contexto, a companhia realizou amplo levantamento dos créditos do IPI desde janeiro de 1999, e a partir de setembro de 2000 passou a registrar o crédito fiscal do imposto no momento do recebimento da matéria-prima.

A Companhia requereu junto à Receita Federal a compensação com outros tributos federais e já compensou no período de setembro a dezembro de 2002 o montante de R$8.306 com PIS/COFINS a recolher. Devido a esta compensação e a estimativa de realização no curto-prazo, todo o saldo a compensar (R$14.084) está apresentado no ativo circulante.

Os demais impostos serão compensados com lucros tributáveis futuros e outros tributos federais, após compensação dos créditos tributários respectivos, em um prazo estimado de até 2 anos.

8 - DEPÓSITOS COMPULSÓRIOS

	CONTROLADORA		CONSOLIDADO	
	2002	2001	2002	2001
Depósito para recursos fiscais	21.052	20.903	21.234	21.516
Provisão para recursos fiscais	(20.446)	(20.556)	(20.631)	(20.556)
Depósito para recursos trabalhistas	1.981	2.379	3.432	3.623
Outros	655	656	763	2.582
	3.242	3.382	4.798	7.165

Depósitos relativos a processos judiciais movidos pela companhia, líquidos de provisão para perdas, e compostos basicamente das ações judiciais referentes a Imposto sobre Circulação de Mercadorias e Serviços - ICMS, na base de cálculo da Contribuição para o Financiamento da Seguridade Social - COFINS, Imposto sobre Operações Financeiras - IOF sobre fechamento de câmbio, salário-educação e depósitos ligados a causas trabalhistas.

9 - INVESTIMENTOS EM EMPRESAS CONTROLADAS E COLIGADA

	Amapoly Indústria e Comércio Ltda.	Expasa Instalt, Inc.	Fibrasil Agrícola e Comercial Ltda.	Expasa Flórida, Inc.	Albrás S. A.	Santista Têxtil S. A.	Total
INFORMAÇÕES EM 31 DE DEZEMBRO DE 2002							
Número de ações ou quotas possuídas	6.557.112	1	25.583	2.500	12.000	249.444.063	
Percentual de Participação - %	100	100	100	100	100	24,94	
Capital Social	6.557		26	4.737		362.530	
Patrimônio líquido	35.717		371	(340)		499.936	
Lucro líquido (prejuízo) do exercício	4.176		44	(1.379)		78.620	
Valor contábil do investimento							
2002	35.717		371	(1.203)		124.706	159.591
2001	30.008	2.386	327		691	111.306	144.718
Resultado da equivalência patrimonial							
2002	5.709	(3.440)	44		(1.036)	19.636	20.913
2001	3.749	(322)	1		(194)	759	3.993

A Amapoly produz laminados em PVC e poliéster que são utilizados na confecção de coberturas de caminhão, "backlights", "frontlights", "banners", toldos e etc. e laminados de polietileno que são utilizados na confecção de coberturas para agro-indústria, lar e lazer, tendo sua fábrica em Manaus - AM.

A Expasa Anstalt, Inc., subsidiária integral da São Paulo Alpargatas S. A. em 31 de dezembro de 2001, possuía 2.500 ações da empresa Expasa Flórida, Inc., que correspondiam a 100% do capital social (US$2,041 / R$4.737). No exercício de 2002, a São Paulo Alpargatas S. A. passou a consolidar diretamente o investimento na Expasa Flórida, Inc., em decorrência do encerramento das atividades da Expasa Anstalt, Inc.

A Albrás, por decisão de sua controladora São Paulo Alpargatas S. A., foi descontinuada em maio de 2002.

A Santista Têxtil tem por objeto social operacionalização nas áreas de processamento de algodão, fiação, tecelagem e acabamento de tecidos, a comercialização, importação e exportação desses produtos e suas matérias-primas, bem como o negócio de confecções e demais atividades correlatas e afins.

10 - IMOBILIZADO

			CONTROLADORA		CONSOLIDADO		
			2002	2001	2002	2001	
	Custo	Depreciação Acumulada				Líquido	Taxas anuais de depreciação - %
Terrenos	3.119		3.119	3.264	16.083	14.547	
Edifícios e construções	77.151	48.013	29.138	31.465	67.511	67.254	4
Máquinas e equipamentos	163.959	99.007	64.952	59.792	136.496	107.896	10
Móveis e utensílios	28.985	20.451	8.534	6.930	9.700	7.972	10
Veículos	5.635	2.624	3.011	3.409	3.326	3.599	20
Marcas e patentes	19.000	11.267	7.733	9.499	7.733	9.499	10
Obras em andamento	9.730		9.730	16.876	16.263	33.272	
Provisão para perdas	(3.581)		(3.581)	(4.764)	(4.141)	(5.340)	
	303.998	181.362	122.636	126.471	252.971	238.699	

A conta de "Obras em andamento" refere-se a novos projetos industriais e a atualização dos sistemas de informática da controladora.

11 - FINANCIAMENTOS

	Indexador e taxa média anual de juros e comissões	CONTROLADORA 2002	CONTROLADORA 2001	CONSOLIDADO 2002	CONSOLIDADO 2001
Moeda estrangeira Controladora 2002 - US$ 20,839 mil (2001 - US$ 23,236 mil) Consolidado 2002 - US$ 39,845 mil (2001 - US$ 44,304 mil)	Variação cambial e juros de 4,5% a 9,5%	73.629	53.916	140.785	102.803
Moeda nacional	Taxa de juros a longo prazo - TJLP e juros de 2,0% a 3,5%	7.433	7.314	43.880	21.652
		81.062	61.230	184.665	124.455
Passivo circulante		22.806	13.988	94.190	68.011
Exigível a longo prazo		58.256	47.242	90.475	56.444

NOTAS EXPLICATIVAS DA ADMINISTRAÇÃO ÀS DEMONSTRAÇÕES FINANCEIRAS EM 31 DE DEZEMBRO DE 2002 E 2001 (em milhares de reais)

A composição por ano de vencimento dos financiamentos é a seguinte em 31 de dezembro:

	CONTROLADORA		CONSOLIDADO	
ANO	2002	2001	2002	2001
2003		9.826		14.044
2004	31.441	20.505	48.082	22.529
2005	13.556	8.785	20.012	10.401
2006	13.034	8.126	16.367	8.929
2007	225		3.150	541
2008			1.049	
2009			1.022	
2010			793	
	58.256	47.242	90.475	56.444

Os empréstimos estão garantidos por avais e imóveis das companhias.

12 - PROVISÃO PARA CONTINGÊNCIAS

	CONTROLADORA		CONSOLIDADO	
	2002	2001	2002	2001
Provisões trabalhistas	8.949	9.387	8.949	9.387
Provisões tributárias	4.948	5.699	4.948	5.699
Projetos industriais	735	2.925	735	2.925
Provisão para reestruturação de negócios	1.500	2.423	1.500	2.423
Outros	1.613	1.140	6.926	4.158
	17.745	21.574	23.058	24.592

(A) PERDAS PROVÁVEIS
A companhia vem mantendo provisões para contingências referentes a questões de natureza trabalhista, tributária e cível de acordo com a avalização dos riscos esperados pela administração, apoiada por seus consultores jurídicos.

(B) PERDAS POSSÍVEIS E REMOTAS
As seguintes demandas, com chances variáveis de se materializarem contra a Companhia, não foram registradas contabilmente uma vez que as chances de perda são consideradas possíveis e/ou remotas, com base na análise da administração apoiada por seus assessores jurídicos.

	NATUREZA	
DEMANDA DE PERDAS	TRIBUTÁRIA	TRABALHISTA/ CÍVEL
Possíveis	9.064	10.357
Remotas	33.501	4.643

13 - OUTRAS CONTAS A PAGAR

	CONTROLADORA		CONSOLID.	
	2002	2001	2002	2
"Royalties"	21.363	12.644	21.363	12.
Fretes	4.813	4.474	5.538	5.
Propaganda	269	1.195	269	1.
Promoção clubes		3.809		3.
Outros pagamentos	6.756	6.449	8.647	6.
	33.201	28.571	35.817	30.

14 - IMPOSTOS A PAGAR (EXIGÍVEL A LONGO PRAZO)

	CONTROLADORA		CONSOLID.	
	2002	2001	2002	2
COFINS contingente	36.862	30.885	36.862	30.
PIS contingente	1.055	1.654	1.055	1.
	37.917	32.539	37.917	32.

(A) COFINS E PIS CONTINGENTE

- Em 8 de março de 1999, a companhia obteve liminar para a ação ordinária que pede a inconstitucionalidade da Lei nº 9.718/98 e da Emenda Constitucional nº 20.

- Essa liminar assegura o recolhimento da COFINS e do Programa de Integração Social - PIS nos moldes da legislação vigente até janeiro de 1999, ou seja, desconsiderando o aumento da alíquota e da base de cálculo dessas contribuições.

- Os valores não recolhidos estão sendo normalmente provisionados, inclusive com acréscimo de juros calculados à taxa SELIC.

- A partir de outubro de 2002 a companhia passou a depositar em juízo o valor em discussão. O saldo dos depósitos em 31 de dezembro de 2002 monta a R$2.600.

(B) PIS

Em março de 1995, foi obtida decisão judicial permitindo a compensação das diferenças calculadas e recolhidas a maior por utilização da base de cálculo considerada indevida pela companhia e por seus assessores jurídicos. Esses créditos foram reconhecidos como receita operacional, na medida de compensação com os recolhimentos do PIS.

Em julho de 1997, a sentença transitou em julg autorizando que a companhia calcule os val relativos ao PIS nos moldes da Lei Complement 7/70.

Em junho de 2001, foi proferida sentença em man de segurança, reconhecendo o direito da emp compensar os créditos do PIS, com débitos do pr PIS e da COFINS.

Adicionalmente, a partir de outubro de 200 companhia optou por continuar a compensação d com os débitos do próprio PIS e da COFINS, inclu os expurgos inflacionários que a companhia jul ter direito. Conservadoramente, a empresa conti provisionando os valores como se devidos fossem.

Contudo, em setembro de 2002 houve o "trânsit julgado" da ação, onde era pleiteado o p decadencial de 10 anos e expurgos inflacionários este motivo reverteu-se no terceiro trimest respectiva provisão impactando positivament resultado do exercício em R$12,6 milhões, regist na rubrica "outras receitas operacionais".

EM 31 DE DEZEMBRO DE 2002 E 2001 (em milhares de reais)

15 - TRANSAÇÕES COM EMPRESAS CONTROLADAS DIRETAS E INDIRETAS E COM EMPRESA COLIGADA

	2002	2001
SALDO DAS OPERAÇÕES		
Ativo circulante (clientes)	29	130
Passivo circulante (fornecedores)	214	152
Exigível a longo prazo (contas correntes)	23.549	19.837
CONTAS DE RESULTADO		
Vendas	1.164	777
Compras (substancialmente em custo de vendas)	13.326	14.453

As transações comerciais observaram preços e condições usuais de mercado. As contas correntes, representadas substancialmente pelas transações com a Amapoly, referem-se a administração do caixa único do grupo, efetuada pela companhia. Não têm encargos nem prazos de vencimento.

16 - PATRIMÔNIO LÍQUIDO

(A) CAPITAL SOCIAL
O capital integralizado em 31 de dezembro de 2002 e de 2001 é represenrado por 1.950.251.236 ações escriturais sem valor nominal, sendo 920.979.463 ações ordinárias e 1.029.271.773 ações preferenciais.

(B) AÇÕES EM TESOURARIA
A companhia possui em tesouraria 86.668.847 ações preferenciais (2001 - 86.668.847), as quais foram adquiridas a partir de 1994, conforme deliberações do Conselho de Administração.

(C) DIVIDENDOS
Os acionistas têm assegurado, em cada exercício, dividendos não inferiores a 25% do lucro líquido, calculados nos termos da lei societária e do estatuto social da seguinte forma:

	2002
Lucro líquido do exercício	47.772
Reserva legal constituída	(2.388)
Base de cálculo	45.384
Dividendos propostos, 25% da base de cálculo (R$5,79 por lote de mil ações ordinárias e R$6,38 por lote de mil ações preferenciais)	11.346

O saldo remanescente do lucro líquido do exercício, por proposta da administração a ser submetida à Assembléia Geral, será utilizado para fazer face a novos investimentos e para o reforço do capital de giro "vis-à-vis" seu orçamento de capital, estando apropriado na conta "Reserva para Investimentos".

(D) JUROS SOBRE O CAPITAL PRÓPRIO
Em 08 de novembro de 2002, a Companhia celebrou acordo judicial ("Acordo Judicial") com o Dynamo Puma Fundo Mútuo de Investimento em Ações - Carteira Livre, e o Dynamo Equity Fund ("Fundos Dynamo"), com o objetivo de encerrar o processo nº 000.02.063988-0, que corria na 9ª Vara Cível do Foro Central da Comarca de São Paulo - SP, movido pelos Fundos Dynamo contra a Companhia, visando o recebimento de dividendos complementares.

Nos termos do Acordo Judicial:
(I) A Companhia e os Fundos Dynamo reconheceram, entre outros fatos, como forma de dissipar quaisquer dúvidas a respeito dos dividendos a que fazem jus as ações preferenciais, a necessidade de adaptação do atual artigo 6º do Estatuto Social da Companhia aos preceitos da Lei nº 10.303/2001, tornando claro que as ações preferenciais de emissão da Companhia têm direito a dividendos 10% (dez por cento) maiores do que os atribuídos às ações ordinárias;

(II) A Companhia realizou, na mesma data em que celebrado o Acordo Judicial, reunião do Conselho de Administração em que deliberou, entre outros pontos, sobre: (a) convocação de Assembléia Geral Extraordinária para prosseguir com o processo de adaptação da redação dos artigos 6º e 28 do Estatuto Social aos preceitos da Lei nº 10.303/2001; (b) proposta de pagamento de juros sobre o capital próprio pela Companhia apenas para as ações de emissão da Companhia em circulação no mercado; e (c) tomar providências necessárias para a adesão, pela Companhia, ao Nível 1 das Práticas Diferenciadas de Governança Corporativa instituídas pela Bolsa de Valores de São Paulo;

(III) Os Fundos Dynamo concordaram com extinção e arquivamento definitivo de toda e qualquer modalidade de investigações preliminares, inquéritos administrativos, processos administrativos ou termos de acusação que estejam em curso perante a Comissão de Valores Mobiliários, com relação à interpretação e aplicação do artigo 6º do Estatuto Social da Companhia;

(IV) Em 10 de janeiro de 2003, a Companhia efetuou o paga mento de juros sobre o capital próprio no valor de R$15.790, sendo aproximadamente R$11,7643 para cada lote de 1.000 ações ordinárias e aproximadamente R$12,9407 para cada lote de 1.000 ações preferenciais, com base na "Conta de Reserva de Lucros".

17 - INSTRUMENTOS FINANCEIROS

A companhia opera com instrumentos financeiros objetivando financiar suas atividades ou aplicar os recursos financeiros disponíveis.

A administração desses riscos é efetuada por meio de estratégias pré-definidas pela alta direção da companhia e de sistemas de controle.

Os saldos de aplicações financeiras, empréstimos e financiamentos em 31 de dezembro de 2002 e 2001 refletem as taxas médias praticadas no mercado.

O investimento em Companhia aberta é representado exclusivamente pela participação de 24,94% do capital total (igual a 45% do capital votante) na Santista Têxtil S. A., empresa controlada em conjunto. Não foi estimado o valor de mercado dessa companhia por não terem ocorrido recentemente negociações em volumes expressivos das ações ordinárias de sua emissão em bolsas de valores ou fora delas.

O valor contábil dos instrumentos financeiros referentes aos demais ativos e passivos equivale, aproximadamente, ao seu valor de mercado.

Não há instrumentos financeiros (operações com derivativos) não contabilizados.

18 - IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL SOBRE O LUCRO LÍQUIDO - CSLL

A Companhia, em 31 de dezembro de 2002, contabilizou o imposto de renda e a CSLL, conforme demonstração abaixo:

	IMPOSTO DE RENDA	CONTRIBUIÇÃO SOCIAL
Lucro antes da tributação	48.770	48.770
Adições	75.842	33.662
Exclusões	(107.078)	(74.747)
Base de cálculo antes da compensação	17.534	7.685
Compensação do prejuízo fiscal (limitada a 30%)	(5.260)	
Base negativa da contribuição social (limitada a 30%)		(2.305)
Base de cálculo	12.274	5.380
Imposto de renda - 15%	1.841	
Adicional imposto de renda - 10%	1.202	
CSLL - 9%		484
Incentivos fiscais	(74)	
Imposto de renda e contribuição social do exercício, totalizando R$3.453	2.969	484
Imposto de renda e contribuição social diferidos sobre diferenças temporárias apurados até o exercício de 2002, conforme deliberações CVM nºs 273/98 e 371/02, totalizando R$4.451	(770)	(3.681)
Imposto de renda e CSLL no resultado do período, totalizando R$998	2.199	(3.197)

NOTAS EXPLICATIVAS DA ADMINISTRAÇÃO ÀS DEMONSTRAÇÕES FINANC EM 31 DE DEZEMBRO DE 2002 E 2001 *(em milhares de reais)*

	2001	ADIÇÕES/ TRANSFERÊNCIAS	BAIXAS/ TRANSFERÊNCIAS	
Imposto de renda e contribuição social diferidos				
Ativo circulante (I)				
Prejuízos fiscais e obrigações CSLL	5.363		(1.863)	
Diferenças temporárias	1.153	2.264		
	6.516	2.264	(1.863)	
Realizável a longo prazo (I)				
Prejuízos fiscais e obrigações CSLL	26.969		(1.300)	
Diferenças temporárias	21.728	3.331		
	48.697	3.331	1.300	
Provisão para imposto de renda e CSLL				
Exigível a longo prazo (II)				
Principal	30.099	3.233		
Encargos	9.261	6.679		
	39.360	9.912		

(I) A Companhia constituiu créditos tributários de imposto de renda e de contribuição social sobre prejuízo fiscal, base negativa da contribuição social e de diferenças temporárias, atendendo às premissas da CVM e estima sua recuperação no prazo de até cinco anos, dos quais R$6.917 já em 2003, bem como valores similares anuais no período de 2004 a 2007.

(II) A Companhia obteve medida judicial que lhe permite a compensação da totalidade do imposto de renda e da contribuição social devidos em cada exercício, com os créditos decorrentes dos prejuízos fiscais e bases negativas de contribuição social. Não obstante, a Companhia mantém destacado no exigível a longo prazo parcela adicional de imposto devido que vem compensando por força da referida liminar. Adicionalmente, os encargos financeiros são provisionados a débito de "Despesas Financeiras".

A Companhia estará ajustando periodicamente os impostos diferidos de acordo com suas perspectivas de realização.

19 - BENEFÍCIOS A EMPREGADOS

A Companhia patrocina dois planos de complementação de benefícios de aposentadoria, além de conceder, por intermédio de um plano próprio de aposentadoria, benefícios de renda vitalícia e assistência médica para um grupo determinado de ex-funcionários e seus respectivos cônjuges. O passivo atuarial reconhecido em 31 de dezembro de 2002 é de R$5.554.

(A) PLANO DE APOSENTADORIA - SPASAPREV
O plano de aposentadoria foi implantado em maio de 1991 e foi estruturado na modalidade de "Benefício Definido", totalmente custeado por contribuições da patrocinadora. Em agosto de 2000, foi criado c "Super Prev", estruturado na modalidac "Contribuição Definida", para o qual já mi funcionários equivalentes a 99% das re necessárias.

Os valores atuariais reco nhecidos são:

Valor presente da obrigação atuarial	
Valor justo dos ativos do plano	
Ganho atuarial não reconhecido	(
Passivo total reconhecido na companhia	

(B) PLANO DE PENSÃO - HSBC
Plano de aposentadoria destinado a um grupo fe de ex-funcionários da Companhia, utilizando um multipatrocinado de previdência complementar, veículo financeiro. Esse plano abrange a participantes em fase de recebimento de benefí aposentadoria e pensão por morte.

Demonstrativo do cálculo atuarial, referente ao HSBC:

Valor presente da obrigação atuarial	
Valor justo dos ativos do plano	
Ganho atuarial não reconhecido	
Ativo líquido total	

O ativo calculado acima não foi reconheci demonstração financeira da Companhia em dezembro de 2002, por não haver evidên reembolso ou abatimentos de contribuições fu conforme definido no parágrafo 49(G), da NPC 26

(C) PLANO PRÓPRIO DE APOSENTADORIA PARA EX-FUNCIONÁRIOS

A Companhia patrocina um plano próprio de aposentadoria para ex-funcionários, no qual concede o benefício de uma renda vitalícia aos participantes, extensiva ao cônjuge nos casos de falecimento.

Atualmente abrange seis participantes, sendo cinco ex-funcionários recebendo uma renda de aposentadoria e uma pensionista recebendo renda de pensão por morte.

	REAIS
Valor presente da obrigação atuarial	1.032
Ganho atuarial não reconhecido	449
Passivo total reconhecido na companhia	1.481

(D) PLANO DE ASSISTÊNCIA MÉDICA PARA APOSENTADOS

A Companhia mantém um plano de assistência médica para um grupo detereminado de ex-funcionários e seus respectivos cônjuges, conforme regras por ela estipuladas.

Os valores atuariais reconhecidos são:

	REAIS
Valor presente da obrigação atuarial	1.109
Valor justo dos ativos do plano	
Ganho atuarial não reconhecido	690
Passivo total reconhecido na companhia	1.799

20 - SEGUROS

A Companhia e suas controladas mantêm coberturas de seguros por montantes considerados suficientes para cobrir eventuais riscos sobre seus ativos. A coberturas de seguros em 31 de dezembro de 2002 contra riscos operacionais é de R$130.000, responsabilidade civil geral R$3.500, responsabilidade civil facultativa - danos corporais R$1.000, riscos diversos (roubo) R$786,5, transportes nacionais limitados a R$500 por embarque e transportes internacionais de US$5,000.

21 - LINHA DE CRÉDITO DO IFC - INTERNATIONAL FINANCE CORPORATION

Em 12 de novembro de 2002, foi assinado com o IFC - International Finance Corporation, contrato de empréstimo no valor de US$30 milhões, destinados a suportar o programa de investimentos da Companhia, no período de 2001 a 2004. Contudo, não ocorreram liberações dessa linha de crédito até o encerramento do exercício de 2002.

22 - INFORMAÇÕES SUPLEMENTARES

Apresentamos, adicionalmente, as informações contábeis consolidadas da São Paulo Alpargatas S. A., com exclusão de informações contábeis da controlada em conjunto Santista Têxtil S. A., mantendo-se o resultado de equivalência patrimonial desta, como segue:

	2002	2001
ATIVO		
Circulante		
Disponível	120.700	87.732
Clientes	154.004	117.340
Estoques	59.001	62.184
Outros	53.682	33.802
TOTAL - CIRCULANTE	387.387	301.058
REALIZÁVEL A LONGO PRAZO		
Bens destinados a venda	14.612	15.705
Impostos a recuperar	25.598	28.293
Imposto de renda e contribuição social diferidos	50.728	48.697
Demais contas a receber	14.905	3.709
TOTAL - REALIZÁVEL A LONGO PRAZO	105.843	96.404
PERMANENTE	266.978	254.928
	760.208	652.390

NOTAS EXPLICATIVAS DA ADMINISTRAÇÃO ÀS DEMONSTRAÇÕES FINANCEIRAS EM 31 DE DEZEMBRO DE 2002 E 2001 *(em milhares de reais)*

	2002	2001
PASSIVO		
CIRCULANTE		
Fornecedores	37.277	9.853
Financiamentos	24.542	16.250
Salários e encargos	20.715	17.410
Contas a pagar	34.037	28.277
Provisão para contingências	17.745	21.574
Outros	35.008	15.655
TOTAL - CIRCULANTE	169.324	109.019
EXIGÍVEL A LONGO PRAZO		
Financiamentos	58.256	47.242
Provisão para imposto de renda e contribuição social	47.633	39.360
Imposto de renda e contribuição social diferidos	1.639	
Impostos a pagar	37.917	32.539
Outros passivos	6.703	6.130
TOTAL - EXIGÍVEL A LONGO PRAZO	152.148	125.271
PATRIMÔNIO LÍQUIDO	438.736	418.100
	760.208	652.390
RECEIRA OPERACIONAL BRUTA	805.314	727.584
Imposto sobre vendas	132.313	117.255
Receita operacional líquida	673.001	610.329
Custo dos produtos vendidos	426.002	383.013
LUCRO BRUTO	246.999	227.316
(DESPESAS) RECEITAS OPERACIONAIS		
Com vendas	(190.291)	(171.395)
Gerais e administrativas	(43.499)	(40.518)
Honorários dos administradores	(2.557)	(2.340)
Receitas financeiras	52.896	40.125
Despesas financeiras	(14.131)	(13.350)
Equivalência patrimonial	19.680	761
Outras receitas líquidas	13.516	10.040
	(164.386)	(176.677)
LUCRO OPERACIONAL ANTES DA VARIAÇÃO CAMBIAL	82.613	50.639
Variação cambial	(32.681)	(9.556)
Encargos financeiros sobre impostos	(8.567)	(8.043)
LUCRO OPERACIONAL	41.365	33.040
Receitas (despesas) não operacionais	7.988	456
LUCRO ANTES DO IMPOSTO DE RENDA E DA CONTRIBUIÇÃO SOCIAL	49.353	33.496
Imposto de renda e contribuição social	(3.114)	(1.833)
Incentivo fiscal	1.533	1.008
LUCRO LÍQUIDO DO EXERCÍCIO	47.772	32.671

Aos Administradores e Acionistas
São Paulo Alpargatas S. A.

Examinamos as demonstrações financeiras da São Paulo Alpargatas S. A. (Controladora) em 31 de dezembro de 2002 e de 2001 e as correspondentes demonstrações financeiras consolidadas da São Paulo Alpargatas S. A. e suas controladas nessas mesmas datas. Essas demonstrações financeiras foram elaboradas sob a responsabilidade da administração da Companhia. Nossa responsabilidade é a de emitir parecer sobre essas demonstrações financeiras.

Nossos exames foram conduzidos de acordo com as normas de auditoria aplicáveis no Brasil que requerem que os exames sejam realizados com o objetivo de comprovar a adequada apresentação das demonstrações financeiras em todos os seus aspectos relevantes. Portanto, nossos exames compreenderam, entre outros procedimentos: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e os sistemas contábil e de controles internos das companhias, (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados e (c) a avaliação das práticas e estimativas contábeis mais representativas adotadas pela administração da companhia, bem como da apresentação das demonstrações financeiras tomadas em conjunto.

Somos de parecer que as referidas demonstrações financeiras apresentam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da São Paulo Alpargatas S. A. em 31 de dezembro de 2002 e de 2001, controladora e consolidado, e o resultado das operações, as mutações do patrimônio líquido e as origens e aplicações de recursos da controladora e consolidado dos exercícios findos nessas datas, de acordo com as práticas contábeis adotadas no Brasil.

São Paulo, 14 de fevereiro de 2003.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Wander Rodrigues Teles
Sócio
Contador CRC 1DF005919/S-0 "S" SP 002511

SP ALPARGATAS

FINANCIAL STATEMENTS 2002

27

Dear Shareholders,

To exceed customer and consumer expectations, reduce costs, generate cash, add value to its brands and increase profitability were goals that Alpargatas accomplished in 2002. It strengthened its position as leader in the Brazilian footwear market, selling 129,2 million pairs of shoes, including 116,8 million pairs of sandals and 12,4 million pairs of athletic and other rubber shoes.

Gross sales reached R$ 805,3 million. A growth of 11%, when compared to 2001, resulted from value-added products taking a larger share in the sales mix, and price adjustments.

Gross profit reached R$ 247,0 million, which was 9% better than last year's result. Despite raw material cost increases, mainly those quoted in dollars, Alpargatas reached a 36.7% gross margin by focusing on cost effectiveness management and improved industrial productivity.

Operating profit, before exchange variation and financial charges, was R$82,6 million, a 63% improvement over 2001.

Cash generated from operations was higher and led to an EBITDA of R$89,6 million, 24% better than last year's figure.

Emphasis on working capital management, mainly with lower inventory and longer payment terms granted to suppliers, contributed to a better cash position, reaching R$120,7 million, or R$33,0 million higher than the result in 2001.

At the end of December 2002, net cash was R$37,9 million, with loans totaling R$82,8 million, 70% of which were long-term. Gross indebtedness represented 19% of stockholders' equity, being 9% in local currency and 91% in foreign currency.

The Company had an exchange rate gain of R$4,2 million and an exchange rate loss of R$33,6 million. Of the net exchange rate variation of R$29,4 million, only 4% was actually disbursed in the year.

Net income in 2002 of R$ 47,8 million was 46% greater than in 2001. The net margin increased from 5% to 7% while return on stockholders' equity grew from 8% to 11%. Net income per 1000 shares was R$ 25.63.

Gross Sales
CAGR = 9%


R$ million
900
800
700
600
500
400
526,2
805,3
1998
2002

Operating Profit (before foreign exchange variation and financial charges)
CAGR = 27%


R$ million
90
80
70
60
50
40
30
20
10
0
24,6
82,6
1998
2002

EBITDA
CAGR = 15%


R$ million
100
90
80
70
60
50
40
30
20
10
0
44,3
89,6
1998
2002

BUSINESS UNITS

RAINHA AND TOPPER

With its slogan "Futebol é Coisa Séria" [*Soccer is a serious business*] **Topper** had a strong presence in this sport with products that helped players achieve high levels of performance on both the field and court. A leading brand in soccer, **Topper** launched 34 new models that strengthened its image with consumers. **Topper** has become a younger, more up-to-date and innovative brand, with technology differentials that have added value. Sponsorship of several soccer teams and five-a-side soccer championships, the position of prominence of **Topper** footwear in the most prestigious shop windows and the training of customers' employees are just some of the examples of actions that greatly contributed to increase sales volume during the year. Updating the ball manufacturing process produced gains in productivity, higher quality and better production capacity.

For the ninth consecutive year, **Rainha** won the "Top of Mind" prize for sports shoes. Profitability improved and sales of higher value-added products increased because of the adoption of certain activities in the plants, in the communication area and in the brand's relationship with sport. As an example, the João Pessoa and Natal plants were remodeled, production and raw material processes were standardized and new footwear manufacturing technologies like XME, *System Interaction* and *System Frontal* were introduced. A communication campaign was launched in 2002 with the aim of linking the brand to sporting activities, using the slogan "**Rainha**, esporte no limite do prazer" [***Rainha**, sport in the edge of fun*]. Volleyball teams and renowned Olympic athletes, like Jackie Silva and Marcelo Negrão, are now sponsored by **Rainha**. The *System Interaction* technology has been positively accepted by several market segments and the brand is a favorite with 63% of all Brazilians. These are **Rainha's** strong points that are emphasized in order to add value to the brand in the sports shoe market. A total of 39 new models were launched in 2002.

MIZUNO

Mizuno's results were better than in 2001, with an average 26% growth in volume and sales revenue. **Mizuno** is an international premium high-performance brand and its Wave technology is unique, in that it adds both cushioning and stability to shoes. ***Mizuno*** *Serious Performance* was ranked first in points of sale by professional athletes and amateur runners in 2002. Sports relationship activities and communication and marketing services have been implemented and have contributed to an increase in the brand's value. In addition, **Mizuno** sponsored several athletes who won important races and reached the podium during the year. Of the ten winners of the 2002 São Silvestre Race, six came from the **Mizuno's** team. During the year the brand's presence increased on TV and in the press. Its commercial, "Ossos" [Bones] won the "Leão de Ouro" prize in Cannes, France.

A number of actions were implemented to improve production efficiency in the Veranópolis plant. The transfer of the **Mizuno Footwear Development Nucleus from Franca to the Veranópolis plant has helped speed up the development** *and launch of new products. In 2002, the company sold* 2,1 *million of pairs of shoes and launched* 37 *new models, against 17* in *2001.*

SANDALS

Havaianas completed 40 years of success in 2002. So far, 2,5 billion pairs of **Havaianas** have been sold since it was launched, 115,5 million of them just in 2002, thus strengthening the brand's position as a leader in the rubber sandal segment. The success of **Havaianas** can be attributed to various factors, such as the "everybody wears it" slogan, their excellent value-for-money, the more than 150 thousand points of sale that are to be found all over Brazil, the intelligent communication activities made to promote them, their appearance in important fashion shows and recognition in the international premium market.

The volume of pairs of **Havaianas** exported grew by 18% compared to last year. In 2002, consumers in 47 countries wore **Havaianas** and they were the subject of reports in renowned vehicles of communication, such as *The Wall Street Journal*.

New models and colors, like *Trekking*, *Style* and *Color Beach,* were launched as an integral part of the strategy to make the product more appealing. As a result, the mix of value-added products in overall sales volume improved. Commercial strategies included partnership with recognized foreign retail networks, thereby initiating a new way of trading. An agreement made with Brasif, a company holding duty-free concessions, meant that **Havaianas** began to be sold in shops located in the airports of São Paulo and Rio de Janeiro. The success of its commercials continued this year. Of all the films shown, "Deusas" [*Goddesses*}, which starred the main actresses who had already advertised the product, was one of those that most helped strengthen the brand's image.

Samoa, Alpargatas's economic value added brand, continued to grow as a strongly-recalled brand that contributed to increased sales and profitability, with exports to 25 countries.

COVERINGS AND INDUSTRIAL FABRICS

The brands **Encerado Locomotiva, Lonil, Lonaleve, Night&Day** in the Covering & Industrial Fabrics business sold 19,3 million m^2 in 2002. The decorative line, in particular the cotton tarpaulins, and the **Night&Day** family of products, produced a positive sales performance, increasing by 22% over the previous year. A more aggressive commercial policy for the PVC coverings line, plus the launching of **Lonil 7000** and **Lonil Atóxico** products, accounted for the 17% sales growth of this product family, compared to 2001. Other highlights in the year were the two exhibitions to relaunch the **Acrikolor** and vertical blind materials. Major clients attended these events. To improve the exposure of its brands, the Division participated in important fairs and exhibitions, like the "Feira do Caminhoneiro e do Carreteiro", "Sign Sinalização", "Rio Boat Show" and had a first-time presence at the "IFAI - *Industrial Fabric Association International Exhibition*".

MEGGASHOP AND TIMBERLAND

Timberland has remained the worldwide leader in the outdoor wear market. Since 1995, Alpargatas has had the exclusive license to manufacture and distribute **Timberland** products in Brazil. In 2002, sales volume and revenue grew by an average 27%, compared to 2001. These positive results are due to greater brand awareness, a broadening of distribution channels and the launch of products that found excellent acceptance in the market. **Timberland's** communication activities focused on the press, using the most distinguished magazines in the country as vehicles. It was present in events like the "Adventure Sports Fair", the most prestigious adventure fair in Latin America, which took place in São Paulo during the year. Investments were also made in those stores that sell the products and this allowed the brand to expand its presence in trend-setting points of sale. Clothes distribution through multi-brand clients was started, an activity that had previously been restricted to **Timberland's** own stores.

The **Meggashop** network has established itself as a significant strategic alternative for Alpargatas to protect its brands, reach markets that have been barely exploited by retailers and minimize the risks associated with the testing and launch of new products. The year ended with 25 stores spread over 16 cities, through 8 states in the country, and sales revenue 16% better than in 2001. Sales reached 1,5 million units and 759,000 clients were served. Average sales per client in the period grew 6.5%. The main accomplishments in the year were the opening of four new stores, ads. run in prominent newspapers and the *Meggaland* convention event. The principal **Meggashop** stores were modernized, with the introduction of soccer corners, mini-courts, big TV sets for better visual communication and new, more functional and up-to-date equipment.

PLANTS

Soles production was transferred from the Jaboatão plant to other plants in the region and a new technology was used to reduce the manufacturing costs of this component. The Product Development Nucleus was transferred from the Franca plant to other sports footwear plants, with the aim of improving processes and researching new technologies. Field trials were started to test the resistance of materials and the detaching and wear of the soles and uppers used in sports shoes. Inventory was reduced as a result of the standardization of raw materials, the use of end-of-line raw materials and a redefinition of what constitutes security inventories. Closer contact with the corporate Supply Chain area has been established in order to develop new suppliers in the Northeast region, give support to the Product Development Nucleus, speed up communication with head office and outsource supply. The Pouso Alegre, Campina Grande and Manaus plants received the SESI Workmanship Quality Award, given in recognition to those companies that best invest in policies and practices that ensure a healthy and productive working environment for their employees.

HUMAN RESOURCES AND SOCIAL WELFARE

The major actions taken in 2002 to promote the welfare and growth of Alpargatas' stakeholders were:

Os gastos com atividades e encargos sociais totalizaram R$ 80,4 milhões e se dividiram em:

- Establishment of the *Instituto Alpargatas de Responsabilidade Social* [Alpargatas Institute for Social Responsibility] that, through sports activities, has a mission to improve the quality of life for the children and teenagers of low-income families in the communities where Alpargatas operates.
- The "*Caminhar e Aprender*" Educational Project, which is intended to eradicate illiteracy amongst the plant's employees by using a methodology linking learning to the workers' everyday reality.
- Opening of the "*Centro de Capacitação e Desenvolvimento*" [Empowerment and Development Center] in the João Pessoa plant, which aims to upgrade the skills of those employees working in the Northeast area by means of technical and behavioral training activities.
- Implementation of the Long-term Incentive/Stock Option Program, which allows top management to purchase company's shares.
- The "*Ciranda de Idéias*" Program, which stimulates creativity and innovation and awards prizes to those ideas that are implemented.
- A program for identifying and developing succession candidates for the company's top positions.
- Development of management team training modules in the following competencies: creativity and innovation, people management, negotiation and influence, planning and organization, decision-making and strategic vision.
- Actions for falling in line with regulations regarding the employment of people with disabilities.
- A reduction of 13% and 21% respectively in the frequency rate accident and in the severity rate have made Alpargatas a company with one of the best safety records in the textile and footwear industry.

Expenditure with operations and social charges reached R$80,4 million in the year and can be broken down as follows:

	R$ million
Social Charges	48,3
Health	8,9
Profit Sharing Program	7,1
Food	6,6
Transport	3,4
Social Security	2,2
Sundry Benefits	2,5
Education, Life Insurance and Training	1,4

OTHER HIGHLIGHTS

- Equity earnings from our jointly-owned subsidiary, Santista Têxtil, reached R$19,7 million.
- Investments in modernization/replacement of machinery and new production technology amounted to R$ 25,7 million.
- Volume of São Paulo Alpargatas shares traded (BOVESPA tickers ALPA4 e ALPA3) was R$ 31 million. Preferred shares of São Paulo Alpargatas appreciated 1%, while the BOVESPA index was down 17%.
- The Shareholders Extraordinary General Meeting held in December 13th approved payment of interest on stockholders' equity of R$15,8 million in January 2003.
- Dividends relating to the 2002 year, to be approved at the Shareholders Annual General Meeting in 2003, amounted to R$11,3 million.
- In accordance with the Brazilian Corporation Law, Alpargatas' Corporate By-Laws have been reviewed to include a definition stating that preferred shares have the right to receive a dividend 10% higher than the dividend allocated to each common share and that these shares shall have priority when it comes to the repayment of capital in the event of the company going into liquidation.
- A long-term loan agreement for US$30 million was signed with IFC *International Finance Corporation,* but cash has not yet been released. The funding will be used for modernizing production processes, expanding the production capacity of the plants, acquiring cutting-edge equipment to reduce production costs and improving the company's environmental practices, all of which are aimed at improving operating efficiency.
- In order to achieve excellent standards in Corporate Governance, São Paulo Alpargatas will join BOVESPA's Corporate Governance at Level 1 in 2003. The company's policy for the Disclosure of Relevant Acts or Facts has been developed in accordance with the requirements of Regulation 358 of the CVM Brazilian Securities and Exchange Comission. The policy was circulated company-wide.

We thank our clients, employees, suppliers, and above all, our customers whose support and preference for our brands were of fundamental importance when it came to dealing with the task of increasing the value of the investments of our shareholders.

São Paulo, February 21, 2003

BOARD OF DIRECTORS

BALANCE SHEET AT DECEMBER 31 *(in thousands of reais)*

	PARENT COMPANY		CONSOLIDATED	
	2002	2001	2002	2001
ASSETS				
CURRENT ASSETS				
Cash and banks	5,180	4,278	9,079	6,165
Financial investments	115,204	83,180	153,099	97,134
Trade accounts receivable	162,289	124,866	214,763	169,338
Advances on exchange contracts	(5,102)	(2,955)	(12,132)	(11,014)
Allowance for doubtful accounts	(8,119)	(8,230)	(13,825)	(12,916)
Inventories	55,939	60,024	101,674	93,777
Deferred income tax and social contribution	6,917	6,516	6,917	6,516
Other receivables	14,162	11,103	18,233	14,926
Taxes recoverable	17,457	8,305	22,683	12,392
Dividends receivable	6,236	873		
Prepaid expenses	8,673	6,245	10,094	6,429
	378,836	294,205	510,585	382,747
LONG-TERM RECEIVABLES				
Fixed assets for sale	14,612	15,705	15,111	16,571
Taxes recoverable	24,749	27,771	26,342	29,233
Compulsory Deposits	3,242	3,382	4,798	7,165
Other accounts receivable	11,527	199	13,386	206
Deferred income tax and social contribution	50,728	48,697	56,250	51,742
	104,858	95,754	115,887	104,917
PERMANENT ASSETS				
Investments				
Subsidiary and associated companies	159,591	144,718		
Other	195	196	195	196
Property, plant and equipment	122,636	126,471	252,971	238,699
Deferred charges	13,696	11,200	13,750	11,854
	296,118	282,585	266,916	250,749
TOTAL ASSETS	779,812	672,544	893,388	738,413

BALANCE SHEET AT DECEMBER 31 *(in thousands of reais)*

	PARENT COMPANY		CONSOLIDATED	
	2002	2001	2002	2001
LIABILITIES AND STOCKHOLDERS´ EQUITY				
CURRENT LIABILITIES				
Suppliers	36,987	12,876	43,525	18,291
Financings	22,806	13,988	94,190	68,011
Salaries and related charges	20,348	16,936	27,504	22,677
Provisions for contingencies	17,745	21,574	23,058	24,592
Dividends and interest on own capital	26,011	7,728	26,265	7,767
Taxes payable	8,280	7,715	16,649	11,071
Other payables	33,201	28,571	35,817	30,382
	165,378	109,388	267,008	182,791
LONG-TERM LIABILITIES				
Subsidiary and associated companies	23,549	19,837		
Financings	58,256	47,242	90,475	56,444
Deferred income tax and social	1,639		3,267	1,626
Provision for income tax and social contribution	47,633	39,360	47,633	39,360
Taxes payable	37,917	32,539	37,917	32,539
Other payables	6,704	6,078	8,693	7,766
	175,698	145,056	187,985	137,735
Minority interest			4	2
STOCKSHOLDERS´ EQUITY				
Payed-up capital	273,510	273,510	273,510	273,510
Capital reserve	9,450	9,450	10,983	10,411
Treasury shares	(7,082)	(7,082)	(7,082)	(7,209)
Revenue reserves	162,858	142,222	160,980	141,173
	438,736	418,100	438,391	417,885
TOTAL LIABILITIES AND STOCKSHOLDERS´ EQUITY	779,812	672,544	893,388	738,413
EQUITY VALUE PER THOUSAND SHARES - R$	235.43	224.35		

The accompanying notes are an integral part of these financial statements.

STATEMENT OF INCOME YEARS ENDED DECEMBER 31 *(in thousands of reais)*

	PARENT COMPANY		CONSOLIDATED	
	2002	2001	2002	2001
GROSS SALES				
Sales of products	781,163	706,231	1.045,496	932,082
Taxes on sales	128,602	113,948	154,494	136,282
NET SALES	652,561	592,283	891,002	795,800
Cost of sales	413,024	371,067	582,213	516,028
GROSS PROFIT	239,537	221,216	308,789	279,772
OPERATING (EXPENSES) INCOME				
Selling	(187,495)	(169,651)	(209,348)	(188,495)
General and administrative	(41,970)	(38,816)	(52,098)	(48,378)
Management fees	(2,557)	(2,340)	(2,557)	(2,340)
Financial income	51,681	39,255	57,748	40,128
Financial expenses	(53,915)	(30,164)	(64,005)	(42,801)
Equity in the results of subisidiary and associated companies	20,913	3,993	6,015	995
Other operating income, net	14,608	8,787		
	(198,735)	(188,936)	(264,245)	(240,891)
OPERATING PROFIT	40,802	32,280	44,544	38,881
Non-operating income, net	7,968	855	8,306	404
PROFIT BEFORE TAXATION	48,770	33,135	52,850	39,285
Income tax and social contribution	(998)	(464)	(6,740)	(7,721)
Minority interest				1
NET INCOME OF THE YEAR	47,772	32,671	46,110	31,565
Net income per thousand shares at the end of the Year - R$	25.63	17.53		

The accompanying notes are an integral part of these financial statements.

STATEMENTS ON CHANGES IN STOCKHOLDERS´ EQUITY (in thousands of reais)

		Capital reserve		Revenue reserves			
	Payed-up capital	Special reserve	Treasury shares	Legal	For investments	Retained earnings	Total
AT DECEMBER 31, 2000	273,510	9,450	(7,082)	7,328	118,294		401,500
Set up of actuarial liability -							
CVM Deliberation 371						(4,073)	(4,073)
Net income for the year						32,671	32,671
Appropriation of net income							
Reserves							
Legal				1,634		(1,634)	
Reserv for investments					14,966	(14,966)	
Interim and proposed							
dividends						(11,998)	(11,998)
AT DECEMBER 31, 2001	273,510	9,450	(7,082)	8,962	133,260		418,100
Net income of the year						47,772	47,772
Appropriation of net income							
Reservs							
Legal				2,388		(2,388)	
Reserv for investments					34,038	(34,038)	
Proposed dividends						(11,346)	(11,346)
Interest on own capital					(15,790)		(15,790)
IN DECEMBER 31, 2002	273,510	9,450	(7,082)	11,350	151,508		438,736

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN FINANCIAL POSITION YEARS ENDED DECEMBER 31 *(in thousands of reais)*

	PARENT COMPANY		CONSOLIDATED	
	2002	2001	2002	2001
FINANCIAL RESOURCES WERE PROVIDED BY				
Operations				
Net income for the year	47,772	32,671	46,110	31,565
Fiscal incentive			1,644	1,435
Expenses (income) not affecting working capital				
Depreciation and amortization	24,296	20,617	38,334	33,613
Residual value of permanent asset disposals	(47)	594	724	2,101
Equity in the results of subsidiary and associated companies	(20,913)	(3,993)		
Exchange variation on permanent investments			(11,152)	6,512
Provision for contingent PIS/COFINS	5,378	15,872	5,378	15,872
Income tax and social contribution				
Long-term receivables	(1,978)	(23,716)	(4,454)	(23,800)
Long-term liabilities	3,233	9,740	3,233	9,740
Financial charges on income tax and social contribution	6,679	5,052	6,679	5,051
	64,420	56,837	86,496	82,089
Transfer to current assets			8,502	2,832
Stockholder			56	
Third parties				
Dividends receivable	6,236	873		
Increase in long-term liabilities	15,352	23,195	29,817	14,365
TOTAL FUNDS PROVIDED	86,008	80,905	124,871	99,286
FINANCIAL RESOURCES WERE USED FOR				
Increase in long-term receivables	5,700	9,620	10,928	11,744
Permanent assets				
Property, plant and equipment	15,403	25,332	33,801	49,200
Deferred charges	9,128	9,905	9,130	9,905
Proposed dividends and interest on own capital	27,136	11,998	27,391	11,998
Purchase of own shares				127
Total funds used	57,367	56,855	81,250	82,974
INCREASE IN WORKING CAPITAL	28,641	24,050	43,621	16,312
CHANGES IN WORKING CAPITAL				
CURRENT ASSETS				
At the end of the year	378,836	294,205	510,585	382,747
At the beginning of the year	294,205	287,856	382,747	383,590
	84,631	6,349	127,838	(843)
CURRENT LIABILITIES				
At the end of the year	165,378	109,388	267,008	182,791
At the beginning of the year	109,388	127,089	182,791	199,946
	55,990	(17,701)	84,217	(17,155)
INCREASE IN WORKING CAPITAL	28,641	24,050	43,621	16,312

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

(all amounts in thousands of reais unless otherwise indicated)

1 - OPERATIONS

The main activities of the company and its direct and indirect subsidiaries are the manufacturing and sale of:

- Footwear and component parts;
- clothing, textiles and component parts;
- leather, resin and natural or synthetic rubber articles; and
- sports articles.

2 - SIGNIFICANT ACCOUNTING POLICIES

(A) FINANCIAL STATEMENTS
The parent company and consolidated financial statements were prepared and are presented in conformity with accounting principles determined by Brazilian corporate legislation and the regulations of the Brazilian Securities Commission (CVM).

When preparing the financial statements, it is necessary to utilize estimates to record certain assets, liabilities and other transactions. The financial statements and the consolidated financial statements therefore include various estimates regarding the useful lives of property, plant and equipment items, provisions necessary for contingent liabilities, computations of provisions for income tax and other taxes, and therefore the actual results may vary from those estimated.

(B) DETERMINATION OF RESULTS OF OPERATION
Results are determined on the accrual basis of accounting.

(C) CURRENT ASSETS AND LONG-TERM RECEIVABLES
These are stated at realizable amounts including accrued income and monetary and exchange variations, when applicable.

The allowance for doubtful accounts is set up in an amount which management considers to be sufficient to cover losses on collection.

The company records vendor agreements and trade accounts receivable at December 31, 2002. The net balances of these agreements amount to R$ 11,459 (2001 - R$ 15,016) parent company and R$ 14,186 (2001 - R$ 17,732) consolidated.

Inventories are stated at the average cost of purchase or production, which is lower than replacement cost or realizable amounts.

Prepaid expenses correspond mainly to TV advertising paid in advance, and amortization is recorded over the terms of contracts, substantially during the fiscal year.

(D) PERMANENT ASSETS
Permanent assets are stated at cost and take the following matters into consideration:
- Investments in subsidiary and associated companies are recorded on the equity basis.
- Depreciation of property, plant and equipment is on the straight-line basis at the annual rates listed in Note 10, which take into consideration the economic useful lives of the items.
- Amortization of deferred charges is over five years as from the date benefits start to be generated. Deferred charges in 2002 refer substantially to the development of systems, pre-operating expenses and improvements in third party's properties.

(E) CURRENT AND LOG-TERM LIABILITIES
These are stated at known or estimated amounts including accrued charges and monetary and exchange variations, when applicable.

3 - CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were prepared in conformity with consolidation principles and the legal dispositions applicable in Brazil. Accordingly, intercompany investments, receivables, payables, revenue and expenses, as well as unrealized intercompany profits, have been eliminated.

The consolidated financial statements include the financial statements of the company and of the directly or indirectly controlled subsidiaries listed in Note 9.

The financial statements of foreign subsidiaries are translated into reais using the foreign exchange rates at the respective balance sheet dates.

The difference between the parent company and the consolidated results arises from a tax incentive of R$ 1,533 (2001 - R$ 1,008) pertaining to Amapoly Indústria e Comércio Ltda. and from unrealized profits of R$ 129 (2001 - R$ 98) of jointly-controlled Santista Têxtil S.A. The difference between the net equity of the parent company and that shown in the consolidated financial statements refers basically to unrealized profits of Santista Têxtil S.A., amounting to R$ 345 (2001 - R$ 215).

The consolidated financial position and consolidated results of operations of Santista Têxtil S.A., a jointly-controlled subsidiary are summarized as follows:

	2002	2001
ASSETS		
Current assets	518,629	330,553
Long-term receivable	40,173	34,051
Permanent assets	499,688	429,499
	1,058,490	794,103
LIABILITIES		
Current liabilities	416,571	298,426
Long-term liabilities	143,362	49,865
Stockholders' equity	498,557	445,812
	1,058,490	794,103
STATEMENT OF INCOME		
Gross sales	1,006,524	841,382
Net sales	872,003	741,883
Gross profit	247,158	209,823
Operating expenses	(155,820)	(182,522)
Non-operating (expenses) income, net	1,269	(210)
Income tax and social contribution	(14,504)	(23,548)
Minority interest		4
NET INCOME FOR THE YEAR	78,103	3,547

In order to improve the disclosure and comparison of the consolidated balances, the company carried out reclassifications among accounts relating to the year 2001.

4 - FINANCIAL INVESTMENTS

	PARENT COMPANY		CONSOLIDATED	
	2002	2001	2002	2001
Investment Fund	9,719		9,719	
Bank Deposit Certificates	105,485	80,532	142,734	94,390
Remunerated current accounts				96
Export Notes		2,648	646	2,648
	115,204	83,180	153,099	97,134

5 - INVENTORIES

	PARENT COMPANY		CONSOLIDATED	
	2002	2001	2002	2001
Finished products	32,060	29,791	40,461	39,806
Work in process	10,104	8,533	18,752	15,967
Raw materials	14,118	22,570	36,756	35,164
Other	1,757	1,790	9,106	6,560
Provision for losses	(2,100)	(2,660)	(3,401)	(3,720)
	55,939	60,024	101,674	93,777

6 - FIXED ASSETS FOR SALE

Land, buildings and existing improvements which are not utilizable by the company have been put up for sale. They are recorded at cost, which is lower than estimated realizable amounts.

7 - TAXES RECOVERABLE (LONG-TERM)

	PARENT COMPANY		CONSOLIDATED	
	2002	2001	2002	2001
Excise tax (IPI)		7,492		7,492
IRRF on financial investments	16,411	13,814	16,411	13,824
1/12 of IRRF and CSLL	3,131	3,131	3,672	3,131
ICMS on fixed assets	2,918	1,648	2,931	1,648
Income tax on sales to Army and Navy	1,529	1,094	1,529	1,094
Other	760	592	1,799	2,054
	24,749	27,771	26,342	29,233

(all amounts in thousands of reais unless otherwise indicated)

IPI RECOVERABLE

According to Law 9779/99, the company is able to use via reimbursement or offset, the Excise Tax (IPI) credits related to inputs used in products that are tax free, exempt or taxable at zero rate on shipment, under the terms of articles 73 and 74 of Law 9430.

Also, Regulatory Instruction 33/99 recognized the right to use any credit, indistinctly, and not only those for which there is express authorization in the IPI Regulamentations (RIPI), except for some specifications.
Within this context, the company realized an ample survey of IPI Credits as from January 1999, and starting in September 2000 records tax credits at the time raw material is received.

The company requested the Federal Revenue Service to realize offset against other federal taxes and has already offset in the period from September to December 2002 the amount of R$ 8,306 against PIS/COFINS payable. Due to this offset and the estimate for realization in the short-term, the full balance to offset (R$ 14,084) is classified in current assets.

The other taxes will be offset against future taxable income and other federal taxes, after offset of the respective tax credits in an estimated period of up to two years.

8 - COMPULSORY DEPOSITS

	PARENT COMPANY		CONSOLIDATED	
	2002	2001	2002	2001
Deposits for tax appeals	21,052	20,903	21,234	21,516
Provision for tax appeals	(20,446)	(20,556)	(20,631)	(20,556)
Deposits for labor claims	1,981	2,379	3,432	3,623
Other	655	656	763	2,582
	3,242	3,382	4,798	7,165

Deposits related to claims promoted by the company, net of provision for losses, basically comprise judicial actions related to Value-Added Tax on Sales and Services (ICMS), the calculation basis of Social Contribution on Revenues (COFINS), Tax on Financial Operations (IOF) on foreign exchange contracts, education salary and deposits linked to labor claims.

9 - INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES

	Amapoly Indústria e Comércio Ltda.	Expasa Instalt, Inc.	Fibrasil Agrícola e Comercial Ltda.	Expasa Flórida, Inc.	Albrás S. A.	Santista Têxtil S. A.	Total
INFORMATION AT DECEMBER 31, 2002							
Numbers of shares or quotas held	6,557,112	1	25,583	2,500	12,000	249,444,063	
Holding - %	100	100	100	100	100	24.94	
Capital	6,557		26	4,737		362,530	
Net equity	35,717		371	(340)		499,936	
Net income (loss) for the year	4,176		44	(1,379)		78,620	
Book value of investment							
2002	35,717		371	(1,203)		124,706	159,59
2001	30,008	2,386	327		691	111,306	144,71
Equity in the results							
2002	5,709	(3,440)	44		(1,036)	19,636	20,91
2001	3,749	(322)	1		(194)	759	3,99

13 - OTHEF

Royalties
Freight
Advertising
Club promc
Other

Amapoly produces laminated PVC and polyester that are used in the production of truck tarpaulins, backlights, frontlights, banners, tents, etc. and laminated polyethylene used in the production of covers for agro-industry, home and leisure. The plant is located in Manaus - AM.

At December 31, 2001, Expasa Anstalt, Inc., a wholly-owned subsidiary of São Paulo Alpargatas S.A., held 2,500 shares of Expasa Flórida, Inc. corresponding to 100% of capital (US$ 2,041 / R$ 4,737). During the year 2002, São Paulo Alpargatas S.A. started to consolidate the investment directly in Expasa

Flórida, Inc., due to the termination of the acti Expasa Anstalt, Inc.

Albrás was closed in May 2002 by decision of it company, São Paulo Alpargatas S.A.

The Santista Têxtil operates in the cotton prc spinning, weaving and fabric finishing areas, sells, and exports these products and their raw materials as the production of ready made articles and correl similar activities.

14 - TAXES I

Additional C
Additional P

10 - PROPERTY, PLANT AND EQUIPMENT

			PARENT COMPANY		CONSOLIDATED	
			2002	2001	2002	2001
	Cost	Accumulated Depreciation				Net
Land	3,119		3,119	3,264	16,083	14,547
Buildings and structures	77,151	48,013	29,138	31,465	67,511	67,254
Machinery and equipments	163,959	99,007	64,952	59,792	136,496	107,896
Furniture and fixture	28,985	20,451	8,534	6,930	9,700	7,972
Vehicles	5,635	2,624	3,011	3,409	3,326	3,599
Trademarks and patents	19,000	11,267	7,733	9,499	7,733	9,499
Constructions in progress	9,730		9,730	16,876	16,263	33,272
Provision for losses	(3,581)		(3,581)	(4,764)	(4,141)	(5,340)
	303,998	181,362	122,636	126,471	252,971	238,699

(A) ADDIT
- On Ma
preliminai
questions
Constituti

Construction in progress refers to new industrial projects and the updating of information technology sy:

- This prei
COFINS ar
until Janu
increase a
contributic

- Unpaid a
including ir

- As from O
judicial dep
balances of
R$ 2,600.

(B) PIS
In March
permitting
overpaid be
considered a
advisors. Th
income, as
payments.

11 - FINANCINGS

	Index and average annual rate of interest / commissions	PARENT COMPANY 2002	PARENT COMPANY 2001	CON 2002
Foreign currency Parent company 2002 - US$ 20,839 thousand (2001 - US$ 23,236 thousand) Consolidated 2002 - US$ 39,845 thousand (2001 - US$ 44,304 thousand)	Exchange variation and interest of 4.5% to 9.5%	73,629	53,916	140,785
Local currency	Long-term interest rate (TJLP) and interest of 2.0% to 3.5%	7,433	7,314	43,880
		81,062	61,230	184,665
urrent		22,806	13,988	94,190
ong-term		58,256	47,242	90,475

(all amounts in thousands of reais unless otherwise indicated)

15 - TRANSACTIONS WITH DIRECT AND INDIRECT SUBSIDIARY AND ASSOCIATED COMPANIES

	2002	2001
BALANCES		
Current assets (trade accounts receivable)	29	130
Current liabilities (suppliers)	214	152
Long-term liabilities (current accounts)	23,549	19,837
REVENUE AND EXPENSE ACCOUNTS		
Sales	1,164	777
Purchases (substantially in cost of sales)	13,326	14,453

Sales were effected at usual market prices and conditions. Current accounts, mainly represented by transactions with Amapoly, refer to the management of the centralized group cash, carried out by the company. There are no charges or maturity terms.

16 - STOCKHOLDERS´ EQUITY

(A) CAPITAL

Paid-up capital at December 31, 2002 and 2001 is represented by 1,950,251,236 book entry shares with no nominal value, of which 920,979,463 are common and 1,029,271,773 preferred.

(B) TREASURY SHARES

The company holds 86,668,847 (2001 - 86,668,847) preferred shares which have been purchased from 1994 onwards, as authorized by the Administrative Council.

(C) DIVIDENDS

Stockholders are assured of an annual dividend of not less than 25% of net income, calculated in accordance with corporate legislation and the by-laws as follows:

	2002
Net income for the year	47,772
Legal reserve transfer	(2,388)
Calculation basis	45,384
Proposed dividends, 25% of the calculation basis (R$ 5.79 per thousand common shares and R$ 6.38 per thousand preferred shares)	11,346

Management has proposed for approval at the Annual General Meeting that the remaining net income for the year should be used for new investments of the company and retained to strengthen working capital based on its capital expenditures budget, and therefore should be appropriated to the reserve for investments.

(D) INTEREST ON OWN CAPITAL

On November 8, 2002, the company signed a Judicial Agreement with Dynamo Puma Fundo Mútuo de Investimento em Ações - Carteira Livre, Dynamo Cougar Fundo Mútuo de Investimento em Ações - Carteira Livre and Dynamo Equity Fund (Fundos Dynamo), in order to close process 000.02.063988-0, in transit at the 9th Civil Court of the Jurisdiction of the Judicial District of São Paulo - SP, filed by Fundos Dynamo against the company in order to receive complementary dividends.

According to the terms of this Judicial Agreement:

(I) The company and Fundos Dynamo recognized, among other matters, in order to clarify any doubts related to dividends to which the preferred shares are entitled, the need to adapt article 6 of the company's by-laws to the precepts of Law 10.303/2001, making it clear that preferred shares issued by the company are entitled to dividends 10% higher than those paid to common shares;

(II) The company held, on the same date it signed the Judicial Agreement, a meeting of the Administrative Council to approve, among other matters, the following: (a) the calling of an Extraordinary General Meeting to proceed with the process of adaptation of the wording of articles 6 and 28 of the by-laws to the precepts of Law 10.303/2001; (b) proposal for the payment of interest on own capital by the company only for shares issued by the company and circulating in the market; and (c) take the necessary measures for the company to adhere to Level 1 of Differentiated Practices of Corporate Governance established by the São Paulo Stock Exchange;

3 - OTHER PAYABLES

	PARENT COMPANY		CONSOLIDATED	
	2002	2001	2002	2001
:oyalties	21,363	12,644	21,363	12,644
'reight	4,813	4.,474	5,538	5,780
,dvertising	269	1,195	269	1,195
:lub promotion		3,809		3,809
)ther	6,756	6,449	8,647	6,954
	33,201	28,571	35,817	30,382

4 - TAXES PAYABLE (LONG-TERM)

	PARENT COMPANY		CONSOLIDATED	
	2002	2001	2002	2001
,dditional COFINS	36,862	30,885	36,862	30,885
,dditional PIS	1,055	1,654	1,055	1,654
	37,917	32,539	37,917	32,539

(A) ADDITIONAL COFINS AND PIS

- On March 8, 1999, the company obtained a preliminary injunction in an ordinary action which questions the constitutionality of Law 9718/98 and Constitutional Amendment 20.

- This preliminary injunction assures the payment of COFINS and PIS in conformity with legislation in effect until January 1999, that is, not considering the rate increase and the revised calculation basis of these contributions.

- Unpaid amounts are being provisioned normally, including interest at the SELIC rate.

- As from October 2002, the company started to make judicial deposits of the amounts under discussion. The balances of deposits at December 31, 2002 amount to R$ 2,600.

(B) PIS

In March 1995, a judicial decision was obtained permitting the offset of differences calculated and overpaid because of the use of the calculation basis considered as incorrect by the company and its legal advisors. These credits were recognized as operating income, as and when they were offset against PIS payments.

In July 1997, the sentence prescribed (transited in rem judicatum), authorizing the company to calculate the PIS amounts under the terms of Complementary Law 7/70.

In June 2001, a court injunction was issued which recognized the right to offset PIS credits against PIS and COFINS amounts due.

Also, as from October 2001, the company opted to continue the offset of PIS against PIS and COFINS amounts due, including the inflation adjustment to which the company considered it has the right. Adopting a conservative approach, the company continued to provide the amounts as if they were due.

However, in September 2002, a final and unappealable decision pleading a prescriptive period of 10 years and inflation adjustment was issued. For this reason, the provision was reversed in the third quarter, with a positive impact on the results for the year of R$ 12.6 million, recorded in Other operating income.

(all amounts in thousands of reais unless otherwise indicated)

Long-term financings fall due as follows:

	PARENT COMPANY		CONSOLIDATED	
YEAR	2002	2001	2002	2001
2003		9,826		14,044
2004	31,441	20,505	48,082	22,529
2005	13,556	8,785	20,012	10,401
2006	13,034	8,126	16,367	8,929
2007	225		3,150	541
2008			1,049	
2009			1,022	
2010			793	
	58,256	47,242	90,475	56,444

Financings are secured by sureties and properties of the companies.

12 - PROVISION FOR CONTINGENCIES

	PARENT COMPANY		CONSOLIDATED	
	2002	2001	2002	2001
Labor	8,949	9,387	8,949	9,387
Tax	4,948	5,699	4,948	5,699
Industrial projects	735	2,925	735	2,925
Business restructuring	1,500	2,423	1,500	2,423
Other	1,613	1,140	6,926	4,158
	17,745	21,574	23,058	24,592

(A) PROBABLE LOSSES
The company has provisions for losses on labor, tax and civil processes based on risk evaluations made by management, supported by the legal advisors.

(B) LOSSES POSSIBLE AND REMOTE
A number of contingencies with variable chances of materializing against the company have not been recorded because the chances of loss are considered possible and/or remote based on analyses by management and the legal advisors.

	NATURE	
LOSS DEMANDS	TAX	LABOR/ CIVIL
Possible	9,064	10,357
Remote	33,501	4,643

(III) Fundos Dynamo concurred with the extinction and definite filing of all or any kind of preliminary investigations, administrative inquiries, administrative processes or terms of accusation which were in course before the Securities Commission as regards the interpretation and application of article 6 of the company's by-laws; and

(IV) On January 10, 2003, the company paid interest on own capital amounting to R$ 15,790, being approximately R$ 11,7643 per thousand common shares and approximately R$ 12,9407 per thousand preferred shares, out of the Revenue Reserve account.

17 -FINANCIAL INSTRUMENTS

The company participates in transactions which involve financial instruments intended to finance its activities or to invest available financial resources.

Risk management is effected via operating strategies defined by senior corporate management and specific control systems.

The balances of financial investments and financings at December 31, 2002 and 2001 reflect the average rates practiced in the market.

The investment in a listed company is represented exclusively by the 24.94% holding (45% of the voting capital) in Santista Têxtil S.A., a jointly-controlled subsidiary company. The market value of this company was not estimated as there have been no recent trades of the common shares on the stock exchanges or elsewhere.

The book values of financial instruments relating to other assets and liabilities approximate their market values.

There are no unrecorded financial instruments (transactions with derivatives).

18 - INCOME TAX AND SOCIAL CONTRIBUTION ON NET INCOME

At December 31, 2002, the company recorded income tax and the social contribution as follows:

	INCOME TAX	SOCIAL CONTRIBUTION
Net income for the year	48,770	48,770
Additions	75,842	33,662
Exclusions	(107,078)	(74,747)
Calculation basis before offset	17,534	7,685
Offset of tax loss (limited to 30%)	(5,260)	
Negative social contribution basis (limited to 30%)		(2,305)
Calculation basis	12,274	5,380
Income tax - 15%	1,841	
Additional income tax - 10%	1,202	
Social contribution - 9%		484
Tax incentives	(74)	
Income tax and social contribution for the year, totaling R$3,453	2,969	484
Deferred income tax and social contribution on temporary differences calculated up to 2002, according to CVM deliberations 273/98 and 371/02, totaling R$4,451	(770)	(3,681)
Income tax and social contribution in the result for the year, totaling R$998	2,199	(3,197)

(all amounts in thousands of reais unless otherwise indicated)

MOVEMENT	2001	ADDITIONS/ TRANSFERS	DISPOSALS/ TRANSFERS	2002
Deferred income tax and social contribution				
Current assets (I)				
Tax losses and social contribution negative basis	5,363		(1,863)	3,500
Temporary differences	1,153	2,264		3,417
	6,516	2,264	(1,863)	6,917
Long-term receivables (I)				
Tax losses and social contribution negative basis	26,969		(1,300)	25,669
Temporary differences	21,728	3,331		25,059
	48,697	3,331	1,300	50,728
Provision for income tax and social contribution				
Long-term liabilities (II)				
Principal	30,099	3,233		33,332
Charges	9,261	6,679		15,940
	39,360	9,912		49,272

(I) The company set up income tax and social contribution credits on tax losses, negative social contribution bases and temporary differences in compliance with CVM assumptions and estimates recovery in up to five years, of which R$ 6,917 in 2003, as well as similar annual amounts in the period from 2004 to 2007.

(II) The company obtained a judicial order that permits it to offset all income tax and social contribution due each year with credits arising from tax losses and negative social contribution bases. Notwithstanding, the company maintains in long-term liabilities the additional amount for tax due that is being offset by reason of this injunction. Also, the financial charges are provisioned and charged to financial expenses.

The company periodically adjusts deferred taxes in accordance with the realization prospects.

19 - BENEFITS TO EMPLOYEES

The company sponsors two supplementary retirement benefits, besides granting, through its own retirement plan, life income and medical assistance benefits for a certain group of former employees and their spouses. The actuarial liability recorded at December 31, 2002 amounts to R$ 5,554.

(A) RETIREMENT PLAN - SPASAPREV
This plan was implemented in May 1991 and structured as a defined benefit plan wholly supported by sponsor's contributions. In August 2000, the Super Prev plan was created, structured as a defined contribution plan, to which employees equivalent to 99% of the reserves necessary have already migrated.

The recognized actuarial values are:

	REAIS
Present value of actuarial liability	27,503
Fair value of plan assets	(26,206)
Unrecognized actuarial gain	977
Unfunded liability recognized by the company	2,274

(B) PENSION PLAN - HSBC
A retirement plan for a closed group of former employees of the company using a multi sponsored supplementary pension fund as the financial vehicle. This plan covers only participants receiving retirement and dependents receiving death benefits.

Statement of actuarial calculations - HSBC Plan:

	REAIS
Present value of actuarial liability	656
Fair value of plan assets	(1,590)
Unrecognized actuarial gains	460
Total net assets	(528)

The assets calculated above were not recognized in the company's financial statements at December 31, 2002 because there is no evidence of reimbursement or abatements of future contributions, as defined in paragraph 49(g) of NPC 26.

(C) OWN RETIREMENT PLAN FOR FORMER EMPLOYEES

The company sponsors an own retirement plan for former employees, in which it grants benefit of income for life to participants, including to spouses in case of death.

Currently it covers six participants, of whom five receive a pension and one a widows pension.

	REAIS
Present value of actuarial liability	1,032
Unrecognized actuarial gain	449
Unfunded liability recognized by the company	1,481

(D) MEDICAL ASSISTANCE PLAN FOR RETIRED EMPLOYEES

The company also maintains a medical assistance plan for a certain group of former employees and their spouses, according to rules determined by the company.

The recognized actuarial values are:

	REAIS
Present value of actuarial liability	1,109
Fair value of plan assets	
Unrecognized actuarial gain	690
Unfunded liability recognized by the company	1,799

20 - INSURANCE

The company and its subsidiaries have insurance coverage in amounts considered to be sufficient to cover possible losses. At December 31, 2002 coverage against operating risks amounted to R$ 130,000, civil liability R$ 3,500, civil liability bodily injury R$ 1,000, sundry risks (theft) R$ 786,5, national transport limited to R$ 500 per shipment and international transport risks US$ 5,000.

21 - CREDIT LINE OF INTERNATIONAL FINANCE CORPORATION (IFC)

On November 12, 2002, a loan agreement was signed with IFC in the amount of US$ 30 million to give support to the company's investment program in the period from 2001 to 2004. However, there were no draw downs from this credit line up to the closing of the year 2002.

22 - SUPPLEMENTARY INFORMATION

Additionally, the consolidated accounting information of São Paulo Alpargatas S.A., excluding the accounting information of jointly-controlled company Santista Têxtil S.A., but maintaining the equity in results is presented as follows:

	2002	2001
ASSETS		
Current assets		
Fund available	120,700	87,732
Trade accounts receivable	154,004	117,340
Inventories	59,001	62,184
Other	53,682	33,802
OTAL - CURRENT	387,387	301,058
ONG-TERM RECEIVABLES		
Assets for sales	14,612	15,705
Taxes recoverable	25,598	28,293
Deferred income tax and social contribution	50,728	48,697
Other accounts receivable	14,905	3,709
TAL - LONG-TERM RECEIVABLES	105,843	96,404
RMANENT ASSETS	266,978	254,928
	760,208	652,390

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

(all amounts in thousands of reais unless otherwise indicated)

	2002	2001
LIABILITIES		
CURRENT LIABILITIES		
Suppliers	37,277	9,853
Financings	24,542	16,250
Salaries and related charges	20,715	17,410
Accounts payable	34,037	28,277
Provision for contingencies	17,745	21,574
Other payables	35,008	15,655
TOTAL - CURRENT	169,324	109,019
LONG-TERM LIABILITIES		
Financings	58,256	47,242
Provision for income tax and social contribution	47,633	39,360
Deferred income tax and social contribution	1,639	
Taxes payable	37,917	32,539
Other payables	6,703	6,130
TOTAL - LONG-TERM LIABILITIES	152,148	125,271
STOCKHOLDERS' EQUITY	438,736	418,100
	760,208	652,390
GROSS SALES	805,314	727,584
Taxes on sales	132,313	117,255
Net sales	673,001	610,329
Cost of sales	426,002	383,013
GROSS PROFIT	246,999	227,316
OPERATING (EXPENSES) INCOME		
Selling	(190,291)	(171,395)
General and administrative	(43,499)	(40,518)
Management fees	(2,557)	(2,340)
Financial income	52,896	40,125
Financial expenses	(14,131)	(13,350)
Equity in the results of subsidiary and associated companies	19,680	761
Other operating income, net	13,516	10,040
	(164,386)	(176,677)
OPERATING PROFIT BEFORE EXCHANGE VARIATIONS	82,613	50,639
Exchange losses	(32,681)	(9,556)
Financial charges on taxes	(8,567)	(8,043)
OPERATING PROFIT	41,365	33,040
Non-operating income, net	7,988	456
PROFIT BEFORE TAXATION	49,353	33,496
Income tax and social contribution	(3,114)	(1,833)
Tax incentive	1,533	1,008
NET INCOME FOR THE YEAR	47,772	32,671

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
São Paulo Alpargatas S.A.

We have audited the accompanying balance sheets of São Paulo Alpargatas S.A. and the consolidated balance sheets of São Paulo Alpargatas S.A. and subsidiary companies as of December 31, 2002 and 2001 and the related statements of income, of changes in stockholders' equity and of changes in financial position of São Paulo Alpargatas S.A. as well as the consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of company management. Our responsibility is to express an opinion on these financial statements.

We conducted our audits in accordance with approved Brazilian auditing standards which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of São Paulo Alpargatas S.A. and of São Paulo Alpargatas S.A. and subsidiary companies at December 31, 2002 and 2001, and the results of operations, the changes in stockholders' equity and the changes in financial position of São Paulo Alpargatas S.A. as well as the consolidated results of operations and changes in financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

February 14, 2003

PRICEWATERHOUSECOOPERS

Wander Rodrigues Teles
Partner
PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

SÃO PAULO ALPARGATAS S.A.

R. Urussui, 300 - Itaim Bibi
CEP 04542-903 - São Paulo - SP - Brasil
www.alpargatas.com.br
alpargatas@alpargatas.com.br